

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to ______

Commission File Number: 001-07434

Aflac
Incorporated

Aflac Incorporated

(Exact name of registrant as specified in its charter)

Georgia	**58-1167100**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1932 Wynnton Road, Columbus, Georgia	**31999**
(Address of principal executive offices)	(ZIP Code)

Registrant's telephone number, including area code: 706.323.3431

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 Par Value	New York Stock Exchange Tokyo Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2011, was $21,447,540,005.

The number of shares of the registrant's common stock outstanding at February 16, 2012, with $.10 par value, was 467,097,921.

Documents Incorporated By Reference

Certain information contained in the Notice and Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 7, 2012, is incorporated by reference into Part III hereof.

Aflac Incorporated
Annual Report on Form 10-K
For the Year Ended December 31, 2011

Table of Contents

PART I

ITEM 1. BUSINESS

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). This report includes certain forward-looking information that is based on current expectations and is subject to a number of risks and uncertainties. For details on forward-looking information, see Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), Part II, Item 7, of this report.

Aflac Incorporated qualifies as a large accelerated filer within the meaning of Exchange Act Rule 12b-2. Our Internet address is aflac.com. The information on the Company's Web site is not incorporated by reference in this annual report on Form 10-K. We make available, free of charge on our Web site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments thereto as soon as reasonably practicable after those forms have been electronically filed with or furnished to the Securities and Exchange Commission (SEC).

General Description

Aflac Incorporated (the Parent Company) was incorporated in 1973 under the laws of the state of Georgia. Aflac Incorporated is a general business holding company and acts as a management company, overseeing the operations of its subsidiaries by providing management services and making capital available. Its principal business is supplemental health and life insurance, which is marketed and administered through its subsidiary, American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Additionally, Aflac U.S. markets and administers group products through Continental American Insurance Company (CAIC), referred to as Aflac Group Insurance. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business.

Aflac offers voluntary insurance policies in Japan and the United States that provide a layer of financial protection against income and asset loss. We continue to diversify our product offerings in both Japan and the United States. Aflac Japan sells voluntary supplemental insurance products, including cancer plans, general medical indemnity plans, medical/sickness riders, care plans, living benefit life plans, ordinary life insurance plans and annuities. Aflac U.S. sells voluntary supplemental insurance products including loss-of-income products (life and short-term disability plans) and products designed to protect individuals from depletion of assets (hospital indemnity, fixed-benefit dental, vision care, accident, cancer, critical illness/ critical care, and hospital intensive care plans).

We are authorized to conduct insurance business in all 50 states, the District of Columbia, several U.S. territories and Japan. Aflac Japan's revenues, including realized gains and losses on its investment portfolio, accounted for 75% of the Company's total revenues in 2011 and 2010, compared with 73% in 2009. The percentage of the Company's total assets attributable to Aflac Japan was 87% at December 31, 2011, and 86% at December 31, 2010.

Results of Operations

For information on our results of operations and financial information by segment, see MD&A and Note 2 of the Notes to the Consolidated Financial Statements in this report.

Foreign Currency Translation

For information regarding the effect of currency fluctuations on our business, see the Foreign Currency Translation and Market Risks of Financial Instruments – Currency Risk subsections of MD&A and Note 2 of the Notes to the Consolidated Financial Statements in this report.

Insurance Premiums

The growth of earned premiums is directly affected by the change in premiums in force and by the change in weighted-average yen/dollar exchange rates. Consolidated earned premiums were $20.4 billion in 2011, $18.1 billion

in 2010, and $16.6 billion in 2009. For additional information on the composition of earned premiums by segment, see Note 2 of the Notes to the Consolidated Financial Statements in this report. The following table presents the changes in annualized premiums in force for Aflac's insurance business for the years ended December 31.

(In millions)	**2011**	2010	2009
Annualized premiums in force, beginning of year	**$20,380**	$17,990	$17,550
New sales, including conversions	**3,503**	2,935	2,763
Change in unprocessed new sales	**35**	(73)	(92)
Premiums lapsed and surrendered	**(2,204)**	(2,226)	(2,207)
Other	**(3)**	15	120
Foreign currency translation adjustment	**761**	1,739	(144)
Annualized premiums in force, end of year	**$22,472**	$20,380	$17,990

Insurance – Japan

We translate Aflac Japan's annualized premiums in force into dollars at the respective end-of-period exchange rates. Changes in annualized premiums in force are translated at weighted-average exchange rates. The following table presents the changes in annualized premiums in force for Aflac Japan for the years ended December 31.

	In Dollars			In Yen		
(In millions of dollars and billions of yen)	**2011**	2010	2009	**2011**	2010	2009
Annualized premiums in force, beginning of year	**$15,408**	$13,034	$12,761	**1,256**	1,200	1,162
New sales, including conversions	**2,027**	1,554	1,310	**161**	136	122
Change in unprocessed new sales	**35**	(73)	(92)	**3**	(6)	(9)
Premiums lapsed and surrendered	**(847)**	(766)	(737)	**(68)**	(67)	(69)
Other	**(100)**	(80)	(64)	**(8)**	(7)	(6)
Foreign currency translation adjustment	**761**	1,739	(144)	**0**	0	0
Annualized premiums in force, end of year	**$17,284**	$15,408	$13,034	**1,344**	1,256	1,200

For further information regarding Aflac Japan's financial results, sales and the Japanese economy, see the Aflac Japan Segment subsection of MD&A in this report.

Insurance – U.S.

The following table presents the changes in annualized premiums in force for Aflac U.S. for the years ended December 31.

(In millions)	**2011**	2010	2009
Annualized premiums in force, beginning of year	**$ 4,973**	$ 4,956	$ 4,789
New sales, including conversions	**1,476**	1,382	1,453
Premiums lapsed	**(1,357)**	(1,460)	(1,471)
Other	**96**	95	185
Annualized premiums in force, end of year	**$ 5,188**	$ 4,973	$ 4,956

For further information regarding Aflac's U.S. financial results, sales and the U.S. economy, see the Aflac U.S. Segment subsection of MD&A in this report.

Insurance Products – Japan

Aflac Japan's insurance products are designed to help consumers pay for medical and nonmedical costs that are not reimbursed under Japan's national health insurance system. Changes in Japan's economy and an aging population have put increasing pressure on Japan's national health care system. As a result, more costs are being shifted to Japanese consumers, who in turn have become increasingly interested in insurance products that help

them manage those costs. Aflac Japan has responded to this consumer need by enhancing existing products and developing new products.

Aflac Japan's product portfolio has expanded beyond traditional health-related products to include more life products. Some of the life products that we offer in Japan provide death benefits and cash surrender values. These products are available as stand-alone policies and riders. Some plans, such as our WAYS product, have features that allow policyholders to convert a portion of their life insurance to medical, nursing care, or fixed annuity benefits at a predetermined age. Our child endowment product offers a death benefit until a child reaches age 18. It also pays a lump-sum benefit at the time of the child's entry into high school, as well as an educational annuity for each of the four years during his or her college education. We believe that life insurance products provide further opportunities for us to sell our third sector cancer and medical products.

Aflac Japan's stand-alone medical product, EVER, offers a basic level of hospitalization coverage with an affordable premium. Since its initial introduction in 2002, we have expanded our suite of EVER product offerings to appeal to specific types of Japanese consumers and achieve greater market penetration. New EVER, introduced in 2009, offers enhanced surgical benefits and gender-specific premium rates. The most recent upgrade to our New EVER product, released in January 2012, includes more advanced medical treatment options than its predecessor. Gentle EVER, our non-standard medical product, is designed to meet the needs of certain consumers who cannot qualify for our base EVER plan. We continue to believe that the entire medical category will remain an important part of our product portfolio in Japan.

The cancer insurance plans we offer in Japan provide a lump-sum benefit upon initial diagnosis of internal cancer and a fixed daily benefit for hospitalization and outpatient services related to cancer as well as surgical, convalescent and terminal care benefits. In March 2011, we introduced a new base cancer policy, DAYS, and a bridge policy, DAYS PLUS, which upgrades older cancer policies. The enhancements in this new base policy are a response to the changes in cancer treatment. As the number one provider of cancer insurance in Japan, we believe this new product will further strengthen our brand, and most importantly, provide valuable benefits to consumers who are looking for solutions to cancer-related costs. We are convinced that the affordable cancer products Aflac Japan provides will continue to be an important part of our product portfolio.

We also offer traditional fixed-income annuities and care policies. For additional information on Aflac Japan's products and composition of sales, see the Aflac Japan Segment subsection of MD&A in this report.

Insurance Products – U.S.

We design our U.S. insurance products to provide supplemental coverage for people who already have major medical or primary insurance coverage. Most of our U.S. policies are individually underwritten and marketed through independent agents. Additionally, we started to market and administer group insurance products in 2009.

Our individually issued policies are portable and pay regardless of other insurance. Benefits are paid in cash directly to policyholders; therefore, our customers have the opportunity to use this cash to help with expenses of their choosing. Our individually issued health insurance plans are guaranteed-renewable for the lifetime of the policyholder (to age 75 for short-term disability policies). Our group insurance policies are underwritten on a group basis and often have some element of guaranteed issue. This coverage is generally not portable, which means the insurance coverage may terminate upon separation from employment or affiliation with the entity holding the group contract or upon termination of the master policy group contract.

Aflac U.S. offers short-term disability benefits on both an individual and group basis.

Aflac U.S. also offers term and whole-life coverage sold through payroll deduction at the worksite on both an individual and group basis and various term and whole-life individual policies on a direct basis.

Aflac U.S. offers accident coverage on both an individual and group basis. These policies are designed to protect against losses resulting from accidents. The accident portion of the policy includes lump-sum benefits for accidental death, dismemberment and specific injuries as well as fixed benefits for hospital confinement. In addition, other benefits such as short-term disability are available as riders.

Aflac U.S. offers coverage for critical illnesses on both an individual and group basis. These policies are designed to protect against losses resulting from critical illnesses such as heart attack, stroke, or even cancer. We offer cancer coverage on an individually underwritten basis; critical illness/critical care policies on both an individual

and group basis; critical care and recovery (formerly called specified health event) on an individual basis; and hospital intensive care plans on an individual basis.

Aflac U.S. offers hospital indemnity coverage on both an individual and group basis. Our hospital indemnity products may provide fixed daily benefits for hospitalization due to accident or sickness, or just sickness alone. Indemnity benefits for inpatient and outpatient surgeries, as well as various other diagnostic expenses, are also available.

Aflac U.S. offers fixed-benefit dental coverage on both an individual and group basis. Aflac U.S. also offers Vision Now[SM], an individually issued policy which provides benefits for serious eye health conditions and loss of sight. Vision Now includes coverage for corrective eye materials and exam benefits.

For additional information on Aflac's U.S. products and composition of sales, see the Aflac U.S. Segment subsection of MD&A in this report.

Distribution – Japan

The traditional channels through which we have sold our products are independent corporate agencies, individual agencies and affiliated corporate agencies. The independent corporate agencies and individual agencies that sell our products give us better access to workers at a vast number of small businesses in Japan. Agents' activities are primarily focused on insurance sales, with customer service support provided by the Aflac Contact Center. Independent corporate agencies and individual agencies contributed 44% of new annualized premium sales in 2011, compared with 51% in 2010 and 55% in 2009. Affiliated corporate agencies are formed when companies establish subsidiary businesses to sell our insurance products to their employees, suppliers and customers. These agencies help us reach employees at large worksites. Affiliated corporate agencies contributed 25% of new annualized premium sales in 2011, compared with 31% in 2010 and 35% in 2009. During 2011, we recruited approximately 5,000 new sales agencies. As of December 31, 2011, Aflac Japan was represented by more than 19,700 sales agencies, with more than 120,700 licensed sales associates employed by those agencies. We believe that new agencies will continue to be attracted to Aflac Japan's high commissions, superior products, customer service and strong brand image.

We have sold our products to employees of banks since our entry into Japan in 1974. However, December 2007 marked the first time it was permissible for banks to sell our type of insurance products to their customers. By the end of 2011, we had agreements with 370 banks, approximately 90% of the total number of banks in Japan, to sell our products. We have significantly more banks selling our third sector insurance products than any of our competitors. We believe our long-standing and strong relationships within the Japanese banking sector, along with our strategic preparations, have proven to be an advantage as this channel opened up for our products. Banks contributed 29% of Aflac Japan new annualized premium sales in 2011, compared with 15% in 2010 and 6% in 2009.

We continue to reach consumers through our strategic marketing alliance with Dai-ichi Life Insurance Company (Dai-ichi Life). Since its launch in 2001, we have maintained a close relationship with Dai-ichi Life. Dai-ichi Life contributed 2% of Aflac Japan new annualized premium sales in 2011, compared with 3% in 2010 and 4% in 2009.

For additional information on Aflac Japan's distribution, see the Aflac Japan Segment subsection of MD&A in this report.

Distribution – U.S.

Our U.S. sales force comprises sales associates and brokers who are independent contractors licensed to sell accident and health insurance. Many are also licensed to sell life insurance. Sales associates and brokers are paid commissions based on first-year and renewal premiums from their sales of insurance products. In addition to receiving commissions on personal production, district, regional and state sales coordinators may also receive override commissions and incentive bonuses. Administrative personnel in Georgia, New York, Nebraska, and South Carolina handle policyholder service functions, including issuance of policies, premium collection, payment notices and claims.

We concentrate on marketing our insurance products at the worksite. This method offers policies to individuals through employment, trade and other associations. Historically, our policies have been individually underwritten with premiums generally paid by the employee. Additionally, Aflac's individual policies are portable, meaning that individuals may retain their full insurance coverage upon separation from employment or such affiliation, generally at the same premium. We collect a major portion of premiums on such sales through payroll deduction or other forms of centralized billing. With our brokerage sales expansion and the purchase of CAIC, branded as Aflac Group Insurance, we are now able to offer group voluntary insurance products desired by many large employers. These products are sold on a group basis and often have some element of guaranteed issue. This coverage is generally not portable, which means the insurance coverage may terminate upon separation from employment or affiliation with the entity holding the group contract. Worksite marketing enables sales associates and brokers to reach a greater number of prospective policyholders and lowers distribution costs, compared with individually marketed business.

During the past several years, we have enhanced and increased the size of our traditional distribution system. We recruited more than 24,400 new sales associates in 2011, a 10.5% increase compared with 2010, resulting in approximately 74,800 licensed sales associates at December 31, 2011. To enhance our recruiting results, the bonus structure for our state and regional coordinators incorporates a people development component in addition to sales results. In 2011 and 2010, we held national recruiting contests to incentivize producer recruitment. In addition, we partnered with our field offices for recruiting workshops that focus on improving coordinator productivity by emphasizing candidate sourcing, interviewing, and contract acceptance. However, increasing our sales force means more than just recruiting people. We also focus on growing the number of average weekly producers, which measures high-quality, consistent, capable producers who make solid, consistent contributions to sales.

Insurance brokers have been a historically underleveraged sales channel for Aflac, but in the past several years, we have been developing relationships with brokers that complement our traditional distribution system. We have assembled a management team experienced in broker sales, and we are supporting this initiative with streamlined products, targeted broker-specific advertising campaigns, customized enrollment technology, and competitive compensation. We have more than 100 broker development coordinators who are single points of contact for brokers across the country. Broker development coordinators are responsible for building relationships with new brokers as well as strengthening relationships with our current brokers. These coordinators are assisted by a team of certified case managers whose role is to coordinate and manage the account enrollments for brokers. Aflac Group Insurance equips us with a platform for offering voluntary group insurance products for distribution by insurance brokers at the worksite. Expanding our product portfolio with group products also greatly enhances the sales opportunities for our traditional sales force of individual associates.

For additional information on Aflac's U.S. distribution, see the Aflac U.S. Segment subsection of MD&A in this report.

Competition – Japan

In 1974, Aflac was granted an operating license to sell life insurance in Japan, making Aflac the second non-Japanese life insurance company to gain direct access to the Japanese insurance market. Through 1981, we faced limited competition for cancer insurance policy sales. However, Japan has experienced two periods of deregulation since we entered the market. The first came in the early 1980s, when nine mid-sized insurers, including domestic and foreign companies, were allowed to sell cancer insurance products for the first time. In 2001, all life and non-life insurers were allowed to sell stand-alone cancer and medical insurance products as well as other stand-alone health insurance products. As a result, the number of insurance companies offering stand-alone cancer and medical insurance has more than doubled since the market was deregulated in 2001. However, based on our growth of annualized premiums in force and agencies, we do not believe that our market-leading position has been significantly impacted by increased competition. Furthermore, we believe the continued development and maintenance of operating efficiencies will allow us to offer affordable products that appeal to consumers. Aflac is the largest life insurer in Japan in terms of individual policies in force. As of December 31, 2011, we exceeded 21 million individual policies in force in Japan.

Aflac has had substantial success selling cancer policies in Japan, with more than 14 million cancer policies in force as of December 31, 2011. Aflac continued to be the number one seller of cancer insurance policies in Japan

throughout 2011. We believe we will remain a leading provider of cancer insurance coverage in Japan, principally due to our experience in the market, low-cost operations, unique marketing system (see Distribution – Japan above) and product expertise.

We have also experienced substantial success selling medical insurance in Japan. While other companies have recognized the opportunities that we have seen in the medical insurance market and offered new products, we believe our products stand out for their value to consumers. Aflac Japan continued to be the number one seller of stand-alone medical insurance in the life insurance industry in terms of policy sales in 2011.

In addition to third sector products, Aflac Japan is showing steady progress in sales of life insurance products, such as WAYS which is described in the Products section of this report. The market for ordinary life products is highly competitive. Our current market share of ordinary life sales is relatively small; however, we will continue to pursue the development and marketing of specialty products that meet specific needs within the general life insurance market.

Competition – U.S.

We compete against several insurers on a national basis plus other insurers regionally. We believe our policies and premium rates, as well as the commissions paid to our sales associates and brokers, are competitive with those offered by other companies providing similar types of insurance. However, we believe our U.S. business is distinct from our competitors because of our product focus, distribution system, and brand awareness. For many of the other companies that sell voluntary supplemental insurance, it represents a secondary business. For us, it is our primary business. We also believe that our growing distribution system of independent sales associates and brokers expands our business opportunities, while our advertising campaigns have increased our name awareness and understanding by consumers and businesses of the value our products provide.

Private insurers and voluntary and cooperative plans, such as Blue Cross and Blue Shield, provide major medical insurance for hospitalization and medical expenses. Much of this insurance is sold on a group basis. The federal and state governments also pay substantial costs of medical treatment through various programs. Such major medical insurance generally covers a substantial amount of the medical expenses incurred by an insured as a result of accident and disability, cancer or other major illnesses. Aflac's policies are designed to provide coverage that supplements major medical insurance and may also be used to defray nonmedical expenses. Thus, we do not compete directly with major medical insurers. However, the scope of major medical coverage offered by other insurers does represent a potential limitation on the market for our products. Accordingly, expansion of coverage by other insurers or governmental programs could adversely affect our business opportunities. Conversely, any reduction of coverage, or increased deductibles and copayments, by other insurers or governmental programs could favorably affect our business opportunities.

Investments and Investment Results

Net investment income was $3.3 billion in 2011, $3.0 billion in 2010 and $2.8 billion in 2009. In each of these three years, net investment income benefited from the strengthening of the yen/dollar exchange rate. The growth rate however has been negatively impacted by the low level of investment yields for new money in both Japan and the United States. In particular, Japan's life insurance industry has contended with low investment yields for a number of years. For information on our investments and investment results, see the Insurance Operations and Analysis of Financial Condition sections of MD&A and Notes 3, 4 and 5 of the Notes to the Consolidated Financial Statements in this report.

Regulation – Japan

The financial and business affairs of Aflac Japan are subject to examination by Japan's Financial Services Agency (FSA). Aflac Japan files annual reports and financial statements for the Japanese insurance operations based on a March 31 fiscal year end, prepared in accordance with Japanese regulatory accounting practices prescribed or permitted by the FSA. Japanese regulatory basis earnings are determined using accounting principles that differ materially from U.S. GAAP. Under Japanese regulatory accounting practices, policy acquisition costs are charged off immediately; deferred income tax liabilities are recognized on a different basis; policy benefit and claim

reserving methods and assumptions are different; the carrying value of securities transferred to held-to-maturity is different; policyholder protection corporation obligations are not accrued; premium income is recognized on a cash basis; and different consolidation criteria apply to variable interest entities. Reconciliations of the net assets of the Japan branch on a U.S. GAAP basis to net assets determined on a Japanese regulatory accounting basis as of December 31 were as follows:

(In millions)	**2011**	2010
Aflac Japan net assets on GAAP basis	**$10,967**	$ 8,852
Elimination of deferred policy acquisition cost asset	**(7,732)**	(6,964)
Adjustment to income tax liabilities	**4,186**	3,602
Adjustment to policy liabilities	**(5,840)**	(4,265)
Adjustment of unrealized gains and other adjustments to carrying value of debt securities	**2,372**	1,886
Elimination of policyholder protection corporation liability	**71**	108
Reduction in premiums receivable	**(98)**	(97)
Difference in consolidation criteria for variable interest entities	**21**	41
Other, net	**(1,211)**	(815)
Aflac Japan net assets on Japanese regulatory accounting basis	**$ 2,736**	$ 2,348

The FSA maintains a solvency standard, which is used by Japanese regulators to monitor the financial strength of insurance companies. The FSA will apply a revised method of calculating the solvency margin ratio for life insurance companies as of fiscal year-end 2011 (March 31, 2012) and has encouraged the disclosure of the ratio as reference information as of fiscal year-end 2010 (March 31, 2011). The FSA has commented that the revision would generally reduce life insurance companies' solvency margin ratios to approximately half the level of those reported under the current calculation method. As of December 31, 2011, Aflac Japan's solvency margin ratio was 985.8% using the current calculation method and, disclosed as reference information, was 547.3% under the new standards. As expected, based on the results of the calculation of the solvency margin ratio under the new standards, Aflac Japan's relative position within the industry has not materially changed.

A portion of Aflac Japan's annual earnings, as determined on a Japanese regulatory accounting basis, may be repatriated each year to Aflac U.S. These repatriated profits represent a portion of Aflac Japan's after-tax earnings reported to the FSA on a March 31 fiscal year basis. We may elect not to repatriate profits to Aflac U.S. or to repatriate a reduced amount to strengthen Aflac Japan's solvency margin. In addition, the FSA may not allow profit repatriations to Aflac U.S. if the transfers would cause Aflac Japan to lack sufficient financial strength for the protection of Japanese policyholders. In the near term, we do not expect these requirements to adversely affect the funds available for profit repatriations, nor do we expect these requirements to adversely affect the funds available for payments of allocated expenses to Aflac U.S. and management fees to the Parent Company.

The Japanese insurance industry has a policyholder protection corporation that provides funds for the policyholders of insolvent insurers. For additional information regarding the policyholder protection fund, see the Policyholder Protection Corporation subsection of MD&A and Note 2 of the Notes to the Consolidated Financial Statements in this report.

As a branch of our principal insurance subsidiary, Aflac Japan is also subject to regulation and supervision in the United States (see Regulation – U.S.). For additional information regarding Aflac Japan's operations and regulations, see the Aflac Japan Segment subsection of MD&A and Notes 2 and 12 of the Notes to the Consolidated Financial Statements in this report.

Regulation – U.S.

The Parent Company and its insurance subsidiaries, Aflac (a Nebraska-domiciled insurance company), American Family Life Assurance Company of New York (Aflac New York, a New York-domiciled insurance company) and CAIC (a South Carolina-domiciled insurance company) are subject to state regulations in the United States as an insurance holding company system. Such regulations generally provide that transactions between companies within the holding company system must be fair and equitable. In addition, transfers of assets among

such affiliated companies, certain dividend payments from insurance subsidiaries, and material transactions between companies within the system, including management fees, loans and advances are subject to prior notice to, or approval by, state regulatory authorities. These laws generally require, among other things, the insurance holding company and each insurance company directly owned by the holding company to register with the insurance departments of their respective domiciliary states and to furnish annually financial and other information about the operations of companies within the holding company system.

Like all U.S. insurance companies, Aflac is subject to regulation and supervision in the jurisdictions in which it does business. In general, the insurance laws of the various jurisdictions establish supervisory agencies with broad administrative powers relating to, among other things:

- granting and revoking licenses to transact business
- regulating trade and claims practices
- licensing of insurance agents and brokers
- approval of policy forms and premium rates
- standards of solvency and maintenance of specified policy benefit reserves and minimum loss ratio requirements
- capital requirements
- limitations on dividends to shareholders
- the nature of and limitations on investments
- deposits of securities for the benefit of policyholders
- filing of financial statements prepared in accordance with statutory insurance accounting practices prescribed or permitted by regulatory authorities
- periodic examinations of the market conduct, financial, and other affairs of insurance companies

The insurance laws of Nebraska that govern Aflac's activities provide that the acquisition or change of "control" of a domestic insurer or of any person that controls a domestic insurer cannot be consummated without the prior approval of the Nebraska Department of Insurance. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company (in the case of Aflac, the Parent Company) must generally file with the Nebraska Department of Insurance an application for change of control containing certain information required by statute and published regulations and provide a copy to Aflac. In Nebraska, control is generally presumed to exist if any person, directly or indirectly, acquires 10% or more of an insurance company or of any other person or entity controlling the insurance company. The 10% presumption is not conclusive and control may be found to exist at less than 10%. Similar laws apply in New York and South Carolina, the domiciliary jurisdictions of the Parent Company's other insurance subsidiaries, Aflac New York and CAIC.

Additionally, the National Association of Insurance Commissioners (NAIC) continually reviews regulatory matters and recommends changes and revisions for adoption by state legislators and insurance departments.

The NAIC uses a risk-based capital formula relating to insurance risk, business risk, asset risk and interest rate risk to facilitate identification by insurance regulators of inadequately capitalized insurance companies based upon the types and mix of risk inherent in the insurer's operations. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of a company's regulatory total adjusted capital to its authorized control level risk-based capital as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The levels are company action, regulatory action, authorized control, and mandatory control. Aflac's NAIC risk-based capital ratio remains high and reflects a very strong capital and surplus position. As of December 31, 2011, based on year-end statutory accounting results, Aflac's company action level RBC ratio was 493%.

New federal legislation and administrative policies in several areas, including health care reform legislation, financial services reform legislation, securities regulation, pension regulation, privacy, tort reform legislation and taxation, can significantly and adversely affect insurance companies. Various forms of federal oversight and regulation of insurance have been passed by Congress and signed into law by the President. For example, the

Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, federal health care reform legislation, gives the U.S. federal government direct regulatory authority over the business of health insurance. The reform includes major changes to the U.S. health care insurance marketplace. Among other changes, the reform legislation includes an individual medical insurance coverage mandate, provides for penalties on certain employers for failing to provide adequate coverage, creates health insurance exchanges, and addresses coverage and exclusions as well as medical loss ratios. The legislation also includes changes in government reimbursements and tax credits for individuals and employers and alters federal and state regulation of health insurers. These changes will be phased in over the next several years and are directed toward major medical health insurance coverage, which Aflac does not offer. Accordingly, our products are not subject to or covered under the major provisions of the new legislation as enacted.

In July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the Dodd-Frank Act, which, among other things, created a Financial Stability and Oversight Council. The Council may designate by a two-thirds vote whether certain insurance companies and insurance holding companies pose a grave threat to the financial stability of the United States, in which case such nonbank financial companies would become subject to prudential regulation by the Board of Governors of the U.S. Federal Reserve, including capital requirements, leverage limits, liquidity requirements and examinations. The Board may limit such company's ability to enter into merger transactions, restrict its ability to offer financial products, require it to terminate one or more activities, or impose conditions on the manner in which it conducts activities. The Dodd-Frank Act also established a Federal Insurance Office under the U.S. Treasury Department to monitor all aspects of the insurance industry and of lines of business other than certain health insurance, certain long-term care insurance and crop insurance. The director of the Federal Insurance Office will have the ability to recommend that an insurance company or an insurance holding company be subject to heightened prudential standards. The Dodd-Frank Act requires extensive rule-making and other future regulatory action, which in some cases will take a period of years to implement.

For further information concerning Aflac U.S. operations, regulation, change of control and dividend restrictions, see the Aflac U.S. Segment subsection of MD&A and Notes 2 and 12 of the Notes to the Consolidated Financial Statements in this report.

Other Operations

Our other operations include the Parent Company and a printing subsidiary. For additional information on our other operations, see the Other Operations subsection of MD&A.

Employees

As of December 31, 2011, Aflac Japan had 4,254 employees, Aflac U.S. had 4,030 employees, and our other operations, the Parent Company and printing subsidiary, had 278 employees. We consider our employee relations to be excellent.

Executive Officers of the Registrant

NAME	PRINCIPAL OCCUPATION[1]	AGE
Daniel P. Amos	Chairman, Aflac Incorporated and Aflac; Chief Executive Officer, Aflac Incorporated and Aflac; President, Aflac, until January 2007	60
Paul S. Amos II	President, Aflac, since January 2007; Chief Operating Officer, U.S. Operations, Aflac, since February 2006; Executive Vice President, U.S. Operations, Aflac, until January 2007	36
Yuji Arai	Senior Vice President, Compliance Officer, Aflac Japan, since January 2012; Senior Vice President, Principal Financial Officer, Aflac Japan, until January 2012	49
Koji Ariyoshi	Executive Vice President, Director of Marketing and Sales, Aflac Japan, since January 2012; First Senior Vice President, Director of Marketing and Sales, Aflac Japan, from January 2010 until January 2012; Senior Vice President, Deputy Director of Marketing and Sales, from October 2008 until January 2010; Executive Director, AXA Life Insurance Company Ltd., until October 2008	58
Susan R. Blanck	Executive Vice President, Corporate Actuary, Aflac, since January 2011; First Senior Vice President, Aflac Japan, since June 2008; Senior Vice President, Corporate Actuary, Aflac, until January 2011	45
Kriss Cloninger III	President, Aflac Incorporated; Chief Financial Officer, Aflac Incorporated and Aflac; Treasurer, Aflac Incorporated; Executive Vice President, Aflac	64
Martin A. Durant III	Senior Advisor, Corporate Finance, Aflac Incorporated, since November 2011; Executive Vice President, Deputy Chief Financial Officer, Aflac Incorporated, from June 2008 until November 2011; Senior Vice President, Corporate Finance, Aflac Incorporated, until June 2008	63
Thomas R. Giddens	Senior Vice President, Director of Sales, Aflac, since November 2010; Senior Vice President, Co-Director of U.S. Sales, Aflac, from May 2010 until November 2010; Southeast Territory Director, Aflac, until May 2010	57
June Howard	Chief Accounting Officer, Aflac Incorporated and Aflac, since November 2010; Treasurer, Aflac, since February 2011; Senior Vice President, Financial Services, Aflac Incorporated and Aflac, since March 2010; Vice President, Financial Services, Aflac, from June 2009 until March 2010; Head of IFRS and U.S. GAAP for ING's U.S. operations until June 2009	45
Jun Isonaka	First Senior Vice President, Chief Administrative Officer, Aflac Japan, since January 2012; Senior Vice President, Chief Administrative Officer, Aflac Japan, from January 2010 until January 2012; Senior Vice President, Deputy Chief Administrative Officer, Aflac Japan, from January 2009 until January 2010; Senior Vice President, Sales, Aflac Japan, from January 2007 until January 2009; Vice President, Contact Center, Aflac Japan, until January 2007	54
Kenneth S. Janke Jr.	Executive Vice President, Deputy Chief Financial Officer, Aflac Incorporated, since October 2010; Senior Vice President, Investor Relations, Aflac Incorporated, until October 2010	53
W. Jeremy Jeffery	Senior Vice President, Fixed Income Investments, since November 2011; Senior Vice President, Chief Investment Officer, Aflac, from January 2007 until November 2011; Senior Vice President, Deputy Chief Investment Officer, Aflac, until January 2007	61

NAME	PRINCIPAL OCCUPATION[1]	AGE
Eric M. Kirsch	First Senior Vice President, Global Chief Investment Officer, Aflac, since November 2011; Managing Director, Global Head of Insurance Asset Management, Goldman Sachs Asset Management, from July 2007 until November 2011; Managing Director, Deutsche Asset Management, until July 2007	51
Charles D. Lake II	Chairman, Aflac Japan, since July 2008; Vice Chairman, Aflac Japan, until July 2008	50
Joey M. Loudermilk	Executive Vice President, General Counsel and Corporate Secretary, Aflac Incorporated and Aflac; Director, Legal and Governmental Relations, Aflac	58
Audrey B. Tillman	Executive Vice President, Corporate Services, Aflac Incorporated, since January 2008; Senior Vice President, Corporate Services, Aflac Incorporated, until January 2008	47
Tohru Tonoike	President, Chief Operating Officer, Aflac Japan, since July 2007; Deputy President, Aflac Japan, from February 2007 until July 2007; President and Representative Director, The Dai-ichi Kangyo Asset Management Co., Ltd., until February 2007	61
Teresa L. White	Executive Vice President, Chief Administrative Officer, Aflac, since March 2008; Senior Vice President, Deputy Chief Administrative Officer, Aflac, from March 2007 until March 2008; Senior Vice President, Sales Support and Administration, Aflac, until March 2007	45
Robin Y. Wilkey	Senior Vice President, Investor Relations, Aflac Incorporated, since October 2010; Vice President, Investor Relations, Aflac Incorporated, until October 2010	53
Hiroshi Yamauchi	Executive Vice President, Planning and Research, Human Resources and General Affairs, Investments, Financial Accounting, Actuarial and Investment Risk Management, IT, and Compliance, Aflac Japan, since January 2012; First Senior Vice President, Planning, Government Affairs & Research, Customer Services Promotion, Legal, Risk Management, and Compliance Promotion, Aflac Japan, from January 2011 until January 2012; First Senior Vice President, Planning, Government Affairs and Research, Legal, Risk Management, and Compliance Promotion, Aflac Japan, from January 2010 until January 2011; First Senior Vice President, Chief Administrative Officer, Aflac Japan, until January 2010	60

[1] Unless specifically noted, the respective executive officer has held the occupation(s) set forth in the table for at least the last five years. Each executive officer is appointed annually by the board of directors and serves until his or her successor is chosen and qualified, or until his or her death, resignation or removal.

ITEM 1A. RISK FACTORS

We face a wide range of risks, and our continued success depends on our ability to identify, prioritize and appropriately manage our enterprise risk exposures. Readers should carefully consider each of the following risks and all of the other information set forth in this Form 10-K. These risks and other factors may affect forward-looking statements, including those in this document or made by the Company elsewhere, such as in earnings release webcasts, investor conference presentations or press releases. The risks and uncertainties described herein may not be the only ones facing the Company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, there could be a material impact on the Company.

Difficult conditions in global capital markets and the economy could have a material adverse effect on our investments, capital position, revenue, profitability, and liquidity and harm our business.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, in the United States, Japan and elsewhere. Financial markets in the United States, Europe and Asia experienced extreme disruption during the latter part of 2008 and much of 2009. Concerns over the availability and cost of credit, the U.S. mortgage market, a declining real estate market in the United States, energy costs and geopolitical issues, among other factors, contributed to increased volatility and diminished expectations for the economy and the markets. These factors, combined with volatile commodity prices, declining business and consumer confidence, increased unemployment, and the impact of the economy on businesses, in particular, precipitated an economic slowdown and fears of a sustained recession.

The volatility and heightened perception of risk that plagued fixed income markets during this period have diminished somewhat, and liquidity is greatly improved in many sectors of the market. However, beginning in early 2010, risk of sovereign defaults or restructurings, combined with decreased valuations and liquidity for certain entities in the European banking sector, have negatively impacted securities issued by these entities. These developments may have an adverse effect on our capital position, in part because we hold in our investment portfolio a significant amount of fixed maturity and perpetual securities, including a large portion issued by banks and financial institutions. Our revenues may decline in such circumstances and our profit margins may erode.

We need liquidity to pay our operating expenses, dividends on our common stock, interest on our debt, and liabilities. For a further description of our liquidity needs, including maturing indebtedness, see Item 7 of this Form 10-K – Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity. In the event our current resources do not meet our needs, we may need to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit to the financial services industry and our credit ratings, as well as the possibility that lenders or debt investors may develop a negative perception of us if we incur large investment losses or if the level of our business activity decreases due to a market downturn or there are further adverse economic trends in the United States or Japan. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us.

Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, indirectly, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for financial and insurance products could be adversely affected. This adverse effect could be particularly significant for companies such as ours that distribute supplemental, discretionary insurance products primarily through the worksite in the event that economic conditions result in a decrease in the number of new hires and total employees. Adverse changes in the economy could potentially lead our customers to be less inclined to purchase supplemental insurance coverage or to decide to cancel or modify existing insurance coverage, which could adversely affect our premium revenue, results of operations and financial condition. We are unable to predict the likely duration and severity of the current disruptions in financial markets and adverse economic conditions in the United States, Japan and other countries, which may have an adverse effect on us, in part because we are dependent upon customer behavior and spending.

The effect that governmental actions for the purpose of stabilizing the financial markets will have on such markets generally, or on us specifically, is difficult to determine at this time.

In response to the financial crisis affecting the banking system and financial markets and concern about financial institutions' viability, numerous regulatory and governmental actions have been taken or proposed. As a result, numerous financial institutions have received capital both in the form of emergency loans and direct Treasury equity investments. Within the United States, the Federal Reserve has taken action through reduced federal funds rates and the expansion of acceptable collateral for its loans to provide additional liquidity. In February 2009, the U.S. Congress passed a $787 billion economic stimulus plan. The U.S. Federal Reserve has also engaged in several rounds of quantitative easing in the form of direct purchases of Treasury notes and bonds. The most recent was announced in November 2010 and ended by the third quarter of 2011. In addition to quantitative easing exercises, in the third and fourth quarters of 2011, the U.S. Federal Reserve performed a bond-swap program, called Operation Twist, whereby shorter maturity bonds were sold and longer maturity bonds were purchased in order to lower long-term interest rates. Within the United Kingdom and Eurozone, similar actions including interest rate cuts and capital injections into financial institutions have been undertaken, including certain institutions that are obligors of the perpetual securities in our investment portfolio. In December 2011, the European Central Bank (ECB) introduced a long term refinancing operation (LTRO). The program provides collateralized three-year low interest loans to financial institutions. This program is anticipated to provide much needed liquidity to Eurozone financial institutions.

Several European governments have passed resolution regime legislation that provides regulators with expanded powers intended to limit the negative impact of large bank failures and protect depositors and taxpayers from further losses. Some of these powers enable the regulator to impose "burden sharing" upon all providers of capital, including senior unsecured lenders. "Burden sharing" imposes losses on investments in going-concern issuers as a result of an involuntary change in terms or a reduction in principal or interest. Currently, this legislation is in effect in a few Euro area countries, but it may be adopted across the Euro area in the coming years.

There can be no assurance as to the effect that these governmental actions or other governmental actions taken in the future will have on the financial markets generally or on our competitive position, business and financial condition.

Defaults, downgrades, widening credit spreads or other events impairing the value of the fixed maturity securities and perpetual securities in our investment portfolio may reduce our earnings.

We are subject to the risk that the issuers, guarantors, or counterparties of fixed maturity securities and perpetual securities we own may default on principal, interest and other payments they owe us. We are also subject to the risk that the underlying collateral within loan-backed securities, including collateralized debt obligations (CDOs) and mortgage-backed securities, may default on principal and interest payments, causing an adverse change in cash flows from our investment portfolio. The credit rating agencies have been reviewing and modifying their rating criteria for fixed income securities and perpetual securities issued by financial institutions. As a result, many of these securities have been downgraded and may experience further downgrades. The credit rating agencies have also been reviewing and modifying their ratings of sovereigns, particularly the members of the Eurozone. As a result, our holdings of sovereign debt could be downgraded. In addition, the downgrade of a sovereign could also impact the rating and valuation of those corporations domiciled in the sovereign because securities issued by corporations, with even moderate links to their sovereign domiciles, will experience rating downgrades if their sovereign domicile is also downgraded. If "burden sharing" is imposed for investments in going-concern issuers, we would possibly realize losses as a result of an involuntary change in terms or a reduction in principal or interest. We are not currently required to recognize losses on securities as long as our intent remains not to sell them prior to their anticipated recovery in fair value. If we determine to reposition or realign portions of our investment portfolio so as not to hold certain securities in an unrealized loss position to recovery, we will incur a charge against net income for the unrealized loss in the period that the decision was made not to hold the security to recovery.

In addition to our credit exposure to various obligors and counterparties, we are also exposed to credit spreads, primarily relating to market price and cash flow variability associated with changes in credit spreads. A widening of credit spreads will increase the net unrealized loss position of our fixed maturity investment portfolio, and if issuer credit spreads increase significantly or for an extended period of time, it would likely result in higher

other-than-temporary impairment charges. Credit spread tightening will reduce net investment income associated with new purchases of fixed maturity securities. In addition, market volatility has made it difficult to value certain of our securities, such as our perpetual securities and our investments in CDOs and variable interest entities, as trading of such securities has become less frequent. As such, our valuations of such securities may include assumptions or estimates that may have significant period-to-period changes, which could have a material adverse effect on our results of operations and financial condition. Ongoing challenges that may impact valuations include continued weakness in the U.S. real estate market and increased mortgage delinquencies, investor anxiety over the U.S. and global economy, including sovereign issuers, and rating agency downgrades of various structured products and financial issuers.

For more information regarding credit risk, see the Market Risks of Financial Instruments – Credit Risk subsection of MD&A in this report.

The impairment of other financial institutions' creditworthiness could adversely affect us.

We have exposure to and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks and other institutions. Additionally, one of our highest sector concentrations in our investment portfolio is banks and financial institutions. Many of these transactions expose us to credit risk in the event of default of the obligor or the counterparty. In addition, with respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be liquidated at prices sufficient to recover the full amount of the loan. Any losses or impairments to the carrying value of these assets may materially and adversely impact our business and results of operations. We have agreements with various financial institutions for the distribution of our insurance products. For example, at December 31, 2011, we had agreements with 370 banks to market Aflac's products in Japan. Sales through these banks represented 29% of Aflac Japan's new annualized premium sales in 2011. Any material adverse effect on these or other financial institutions could also have an adverse effect on our sales.

We are subject to certain risks as a result of our investments in perpetual securities.

We maintain investments in perpetual securities, which have no stated maturity. As of December 31, 2011, we held $6.9 billion of perpetual securities, which represented 6.9% of our total debt and perpetual securities, at amortized cost. Our holdings of perpetual securities are in the following geographic areas: Europe, excluding the United Kingdom (69%); the United Kingdom (9%); Japan (15%); and others (7%).

Perpetual securities have characteristics of both debt and equity investments. The securities have stated interest coupons that were fixed at their time of issuance and subsequently change to a floating, short-term rate of interest of 125 to more than 300 basis points above a pre-determined market index, generally by the 25th year after issuance. While we generally believe that this interest step-up has the effect of creating an economic maturity date of the perpetual securities, no assurances can be given that the issuers of these securities will repay the principal at the time any interest step-up becomes effective.

Perpetual securities typically provide that the issuer is able to defer payment of interest on the securities for up to five years. The Upper Tier II securities that we own have cumulative deferrable payment provisions. However, the Tier I securities that we own do not have similar provisions. No assurance can be given that the issuers of these securities will not defer making interest payments.

There is also a risk that the accounting for these perpetual securities could change in a manner that would have an adverse impact on the reporting for these securities. At the date of filing this Form 10-K, the SEC does not object to the use of a debt impairment model for impairment recognition of these securities as long as there is no significant deterioration in the credit condition of the perpetual securities. The debt impairment model allows the holder to consider whether or not interest and principal payments will be received in accordance with contractual terms and the holder's intent and ability to hold the perpetual security until there is a recovery in value. The equity impairment model, by contrast, looks at the length of time a security's market value has been below its cost basis and the percentage decline to determine whether an impairment should be recorded, without consideration to the holder's intent and ability to hold the security until recovery in value. The Financial Accounting Standards Board (FASB) currently has a comprehensive project on its agenda to consider changes in the recognition, measurement and impairment of all financial instruments. The outcome and timing of this project is uncertain but could result in

changes to the current accounting model for perpetual securities, including the possible recognition of some or all of unrealized losses through earnings rather than equity. Although this change would not affect total shareholders' equity as the unrealized loss is already recorded in shareholders' equity, it would reduce net income in the period the change occurred and in future periods. Statutory accounting principles account for these securities using the debt model. Additionally, these securities are carried at amortized cost for statutory reporting purposes, with the exception of any securities that are assigned the lowest NAIC rating (i.e. NAIC 6) or are determined to be impaired, i.e. the issuer will not be able to pay interest and principal as contractually due. Should the statutory accounting requirements change regarding the method of recognizing impairments or the values at which the securities should be carried in the financial statements, it could adversely affect our statutory capital, depending upon the changes adopted.

The valuation of our investments and derivatives includes methodologies, estimations and assumptions which are subject to differing interpretations and could result in changes to investment valuations that may adversely affect our results of operations or financial condition.

The vast majority of our financial instruments are subject to the fair value classification provisions under GAAP, which specifies a hierarchy of valuation techniques based on observable or unobservable inputs to valuations, and relates to our investment securities classified as available for sale in our investment portfolio, which comprised $54.0 billion (52%) of our total cash and invested assets at December 31, 2011. In accordance with GAAP, we have categorized these securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1). It gives the next priority to quoted prices in markets that are not active or inputs that are observable either directly or indirectly, including quoted prices for similar assets or liabilities and other inputs that can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities (Level 2). The lowest priority represents unobservable inputs supported by little or no market activity and that reflect the reporting entity's understanding about the assumptions that market participants would use in pricing the asset or liability (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

At December 31, 2011, approximately 20%, 72% and 8% of our total available-for-sale securities represented Level 1, Level 2 and Level 3 securities, respectively. Securities that are less liquid are more difficult to value and trade. During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of the securities in our investment portfolio, if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In addition, prices provided by independent pricing services and independent broker quotes can vary widely even for the same security. In such cases, more securities may be transferred to Level 3 from Levels 1 and 2.

As such, valuations may include inputs and assumptions that are less observable or require greater estimation as well as valuation methods which are more sophisticated, thereby resulting in values which may be greater or less than the value at which the investments may be ultimately sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on our results of operations or financial condition.

For further discussion on investment and derivative valuations, see Notes 1, 3, 4, and 5 of the Notes to the Consolidated Financial Statements in this report.

The determination of the amount of impairments taken on our investments is based on significant valuation judgments and could materially impact our results of operations or financial position.

The majority of our investments are evaluated for other-than-temporary impairment using our debt impairment model. The determination of the amount of impairments under this model is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective securities. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects impairments in its income statement as such evaluations are revised. There can,

however, be no assurance that our management has accurately assessed the level of impairments reflected in our financial statements. Furthermore, additional impairments may need to be taken in the future. Historical trends may not be indicative of future impairments.

An investment in a fixed maturity or a perpetual security is impaired if its fair value falls below its book value. We regularly review our entire investment portfolio for declines in value. Under our debt impairment model, if we believe that a decline in the value of a particular investment is temporary, no impairment is taken. However, for our fixed maturity and perpetual securities reported in the available-for-sale portfolio, we report the investments at fair value in the statement of financial condition and record the decline or appreciation as an unrealized loss or gain in accumulated other comprehensive income. Management's assessment of a decline in value includes current judgment as to the financial position and future prospects of the entity that issued the investment security. In the course of our credit review process, we may determine that it is unlikely that we will recover our investment in an issuer due to factors specific to an individual issuer, as opposed to general changes in global credit spreads. In this event, we consider such a decline in the investment's fair value, to the extent below the investment's cost or amortized cost, to be an other-than-temporary impairment of the investment and write the investment down to its fair value and record a realized loss in our consolidated statements of earnings. The determination of whether an impairment is other than temporary is based on significant judgment and involves the consideration of various factors and circumstances, which includes but is not limited to the following:

- issuer financial condition, including profitability and cash flows
- credit status of the issuer
- the issuer's specific and general competitive environment
- published reports
- general economic environment
- future prospects of the issuer
- regulatory, legislative and political environment
- the severity of the decline in fair value
- the length of time the fair value is below cost
- our intent or need to dispose of the security prior to recovery of its fair value to amortized cost
- other factors as may become available from time to time

Our investments in perpetual securities that are rated below investment grade are evaluated for other-than-temporary impairment under our equity impairment model. Our equity impairment model focuses on the severity of a security's decline in fair value coupled with the length of time the fair value of the security has been below amortized cost and the financial condition and near-term prospects of the issuer.

Lack of availability of acceptable yen-denominated investments could adversely affect our profits.

We attempt to match the duration of our assets with the duration of our liabilities. At December 31, 2011, the average duration of Aflac Japan's policy liabilities was approximately 14 years and the average duration of its yen-denominated debt and perpetual securities was approximately 13 years. The duration of the perpetual securities is based upon their economic maturity dates. Since the securities have no fixed maturity date, there is no assurance that the securities will be repaid on the dates assumed. When the principal of our debt securities or perpetual securities is repaid, there is a risk that the proceeds will be reinvested at a yield below that of the interest required for the accretion of policy liabilities. Our net investment income has been negatively affected by the low level of investment yields in Japan in the last three years.

The concentration of our investment portfolios in any particular single-issuer or sector of the economy may have an adverse effect on our financial position or results of operations.

Negative events or developments affecting any particular single issuer, industry, group of related industries or geographic sector may have a greater adverse effect on our investment portfolios to the extent that the portfolios are

concentrated rather than diversified. Therefore, the degree of concentration of our investment portfolios in any particular single issuer, industry, group of related industries or geographic sector could have an adverse effect on our investment portfolios and, consequently, on our results of operations and financial position. At December 31, 2011, approximately 27% of our total portfolio of debt and perpetual securities, on an amortized cost basis, was in the bank and financial institution sector. In addition, at December 31, 2011, with the exception of investments in Japanese government bonds (JGBs), we had four single-issuer investments that exceeded the upper bound of our investment risk exposure limits, which is considered to be 10% of total adjusted capital (TAC) on a U.S. statutory accounting basis.

Our concentration of business in Japan poses risks to our operations.

Our operations in Japan, including realized gains and losses on the Japan investment portfolio, accounted for 75% of our total revenues for 2011 and 2010, compared with 73% for 2009. The Japanese operations accounted for 87% of our total assets at December 31, 2011, compared with 86% at December 31, 2010. The Bank of Japan's January 2012 *Monthly Report of Recent Economic and Financial Developments* stated that Japan's economic activity as of the end of 2011 has been more or less flat, due to the effects of a slowdown in overseas economies and the appreciation of the yen. The report projected that Japan's economy is expected to gradually return to a moderate recovery path as the pace of recovery in overseas economies improves and reconstruction demand related to the tsunami and earthquake disaster in 2011 gradually materializes. Exports and production are expected to remain more or less flat for the time being and increase moderately thereafter, housing investment and public investment are expected to increase gradually, and private consumption is expected to remain firm. A potential deterioration in Japan's economic recovery could have an adverse effect on our results of operations and financial condition.

We operate in an industry that is subject to ongoing changes.

We operate in a competitive environment and in an industry that is subject to ongoing changes from market pressures brought about by customer demands, legislative reform, marketing practices and changes to health care and health insurance delivery. These factors require us to anticipate market trends and make changes to differentiate our products and services from those of our competitors. We also face the potential of competition from existing or new companies in the United States and Japan that have not historically been active in the supplemental health insurance industry. Failure to anticipate market trends and/or to differentiate our products and services can affect our ability to retain or grow profitable lines of business.

We are exposed to significant financial and capital markets risk which may adversely affect our results of operations, financial condition and liquidity, and our net investment income can vary from period to period.

We are exposed to significant financial and capital markets risk, including changes in foreign currency, interest rates, real estate markets, market volatility, the performance of the economy in general, the performance of the specific obligors included in our investment portfolio and other factors outside our control.

Foreign Currency Risk

Due to the size of Aflac Japan, where our functional currency is the Japanese yen, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported financial position and results of operations. Aflac Japan's premiums and most of its investment income are received in yen. Claims and expenses are paid in yen, and we primarily purchase yen-denominated assets to support yen-denominated policy liabilities. These and other yen-denominated financial statement items are, however, translated into dollars for financial reporting purposes. Accordingly, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported financial position and results of operations. In periods when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. Any unrealized foreign currency translation adjustments are reported in accumulated other comprehensive income. As a result, yen weakening has the effect of suppressing current year results in relation to the prior year, while yen strengthening has the effect of magnifying current year results in relation to the prior year. In addition, the weakening of the yen relative to the dollar will generally adversely affect the value of our yen-denominated investments in dollar terms. Foreign currency translation also impacts the computation of our risk-based capital ratio because Aflac Japan is consolidated in our U.S. statutory filings due to its status as a branch. Our required capital, as determined by the

application of risk factors to our assets and liabilities, is proportionately more sensitive to changes in the exchange rate than our total adjusted capital. As a result, when the yen strengthens relative to the dollar, our risk-based capital ratio is suppressed. We engage in certain foreign currency hedging activities for the purpose of hedging the yen exposure to our net investment in our branch operations in Japan. These hedging activities are limited in scope and we cannot provide assurance that these activities will be effective or that counterparties to these activities will perform their obligations.

Additionally, we are exposed to economic currency risk when yen cash flows are converted into dollars, resulting in an increase or decrease in our earnings when exchange gains or losses are realized. This primarily occurs when we repatriate funds from Aflac Japan to Aflac U.S., which is generally done on an annual basis. The exchange rates prevailing at the time of repatriation may differ from the exchange rates prevailing at the time the yen profits were earned.

Interest Rate Risk

We have substantial investment portfolios that support our policy liabilities. Low levels of interest rates on investments, such as those experienced in Japan and the United States during recent years, have reduced the level of investment income earned by the Company. Slower investment income growth will occur if a low-interest-rate environment persists. While we generally seek to maintain a diversified portfolio of fixed-income investments that reflects the cash flow and duration characteristics of the liabilities it supports, we may not be able to fully mitigate the interest rate risk of our assets relative to our liabilities. Our exposure to interest rate risk relates primarily to the ability to invest future cash flows to support the interest rate assumption made at the time our products were priced and the related reserving assumptions were established. A rise in interest rates would improve our ability to earn higher rates of return on funds that we reinvest. Conversely, a decline in interest rates would impair our ability to earn the returns assumed in the pricing and the reserving for our products at the time they were sold and issued.

We also have an exposure to interest rates related to the value of the substantial investment portfolios that support our policy liabilities. A rise in interest rates would increase the net unrealized loss position of our debt and perpetual securities. Conversely, a decline in interest rates would decrease the net unrealized loss position of our debt and perpetual securities. While we generally invest our assets to match the duration and cash flow characteristics of our policy liabilities, and therefore would not expect to realize most of these gains or losses, our risk is that unforeseen events or economic conditions, such as changes in interest rates resulting from governmental monetary policies, domestic and international economic and political conditions, and other factors beyond our control, reduce the effectiveness of this strategy and either cause us to dispose of some or all of these investments prior to their maturity, or cause the issuers of these securities to default, both of which would result in our having to recognize such gains or losses.

Rising interest rates also negatively impact the solvency margin ratio since unrealized losses on the available-for-sale investment portfolio are included in the calculation. While we closely monitor the solvency margin ratio and have taken steps to reduce the sensitivity of Aflac Japan's available-for-sale portfolio to increases in interest rates, there is no assurance that these measures will be fully effective, particularly for sharp increases in interest rates.

Significant, continued volatility, the strengthening or weakening of the yen against the dollar, changes in interest rates, changes in credit spreads and defaults, market liquidity and declines in equity prices, individually or in tandem, could have a material adverse effect on our consolidated results of operations, financial condition or cash flows through realized losses, impairments, and changes in unrealized positions.

For more information regarding foreign currency and interest rate risk, see the Currency Risk and Interest Rate Risk subsections within the Market Risks of Financial Instruments section of MD&A in this report.

If future policy benefits, claims or expenses exceed those anticipated in establishing premiums and reserves, our financial results would be adversely affected.

We establish and carry, as a liability, reserves based on estimates of how much will be required to pay for future benefits and claims. We calculate these reserves using various assumptions and estimates, including premiums we will receive over the assumed life of the policy; the timing, frequency and severity of the events covered by the insurance policy; and the investment returns on the assets we purchase with a portion of our net cash flow from

operations. These assumptions and estimates are inherently uncertain. Accordingly, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level we assume prior to payment of benefits or claims. If our actual experience is different from our assumptions or estimates, our reserves may prove inadequate. As a result, we would incur a charge to earnings in the period in which we determine such a shortfall exists, which could have a material adverse effect on our business, results of operations and financial condition.

As a holding company, the Parent Company depends on the ability of its subsidiaries to transfer funds to it to meet its debt service and other obligations and to pay dividends on its common stock.

The Parent Company is a holding company and has no direct operations or significant assets other than the stock of its subsidiaries. Because we conduct our operations through our operating subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our debt service and other obligations and to pay dividends on our common stock. Aflac is domiciled in Nebraska and is subject to insurance regulations that impose certain limitations and restrictions on payments of dividends, management fees, loans and advances by Aflac to the Parent Company. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of the net income from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group of companies. In addition, the FSA may not allow profit repatriations or other transfers from Aflac Japan if they would cause Aflac Japan to lack sufficient financial strength for the protection of policyholders.

The ability of Aflac to pay dividends or make other payments to the Parent Company could also be constrained by our dependence on financial strength ratings from independent rating agencies. Our ratings from these agencies depend to a large extent on Aflac's capitalization level. Any inability of Aflac to pay dividends or make other payments to the Parent Company could have a material adverse effect on our financial condition and results of operations. There is no assurance that the earnings from, or other available assets of, our operating subsidiaries will be sufficient to make distributions to us to enable us to operate.

Extensive regulation and changes in legislation can impact profitability and growth.

Aflac's insurance subsidiaries are subject to complex laws and regulations that are administered and enforced by a number of governmental authorities, including state insurance regulators, the SEC, the NAIC, the FSA and Ministry of Finance (MOF) in Japan, the U.S. Department of Justice, state attorneys general, and the U.S. Treasury, including the Internal Revenue Service, each of which exercises a degree of interpretive latitude. Consequently, we are subject to the risk that compliance with any particular regulator's or enforcement authority's interpretation of a legal or regulatory issue may not result in compliance with another regulator's or enforcement authority's interpretation of the same issue, particularly when compliance is judged in hindsight. There is also a risk that any particular regulator's or enforcement authority's interpretation of a legal or regulatory issue may change over time to our detriment. In addition, changes in the overall legal or regulatory environment may, even absent any particular regulator's or enforcement authority's interpretation of an issue changing, cause us to change our views regarding the actions we need to take from a legal or regulatory risk management perspective, thus necessitating changes to our practices that may, in some cases, limit our ability to grow or otherwise negatively impact the profitability of our business.

The primary purpose of insurance company regulatory supervision is the protection of insurance policyholders, rather than investors. The extent of regulation varies, but generally is governed by state statutes in the United States and by the FSA and the MOF in Japan. These systems of supervision and regulation cover, among other things:

- standards of establishing and setting premium rates and the approval thereof
- standards of minimum capital requirements and solvency margins, including risk-based capital measures
- restrictions on, limitations on and required approval of certain transactions between our insurance subsidiaries and their affiliates, including management fee arrangements
- restrictions on the nature, quality and concentration of investments
- restrictions on the types of terms and conditions that we can include in the insurance policies offered by our primary insurance operations

- limitations on the amount of dividends that insurance subsidiaries can pay or foreign profits that can be repatriated
- the existence and licensing status of a company under circumstances where it is not writing new or renewal business
- certain required methods of accounting
- reserves for unearned premiums, losses and other purposes
- assignment of residual market business and potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies
- administrative practices requirements
- imposition of fines and other sanctions

Governmental authorities periodically re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, could have a material adverse effect on our financial condition and results of operations.

New federal legislation and administrative policies in several areas, including health care reform legislation, financial services reform legislation, securities regulation, pension regulation, privacy, tort reform legislation and taxation, can significantly and adversely affect insurance companies. Various forms of federal oversight and regulation of insurance have been passed by the U.S. Congress and signed into law by the President. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, federal health care reform legislation, gives the U.S. federal government direct regulatory authority over the business of health insurance. The reform includes major changes to the U.S. health care insurance marketplace. Among other changes, the reform legislation includes an individual medical insurance coverage mandate, provides for penalties on certain employers for failing to provide adequate coverage, creates health insurance exchanges, and addresses coverage and exclusions as well as medical loss ratios. The legislation also includes changes in government reimbursements and tax credits for individuals and employers and alters federal and state regulation of health insurers. These changes will be phased in over the next several years and are directed toward major medical health insurance coverage, which Aflac does not offer. Accordingly, our products are not subject to or covered under the major provisions of the new legislation as enacted. However, indirect consequences of the legislation and yet-to-be implemented regulations could potentially have an impact on our financial condition and results of operations.

In July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the Dodd-Frank Act, which, among other things, created a Financial Stability and Oversight Council. The Council may designate by a two-thirds vote whether certain insurance companies and insurance holding companies pose a grave threat to the financial stability of the United States, in which case such nonbank financial companies would become subject to prudential regulation by the Board of Governors of the U.S. Federal Reserve, including capital requirements, leverage limits, liquidity requirements and examinations. The Board may limit such company's ability to enter into merger transactions, restrict its ability to offer financial products, require it to terminate one or more activities, or impose conditions on the manner in which it conducts activities. The Dodd-Frank Act also established a Federal Insurance Office under the U.S. Treasury Department to monitor all aspects of the insurance industry and of lines of business other than certain health insurance, certain long-term care insurance and crop insurance. The director of the Federal Insurance Office will have the ability to recommend that an insurance company or an insurance holding company be subject to heightened prudential standards. The Dodd-Frank Act requires extensive rule-making and other future regulatory action, which in some cases will take a period of years to implement.

It is not possible to predict with any degree of certainty whether any other proposed legislation or regulatory changes will be adopted in the United States or Japan or what impact, if any, such new laws, or any future regulation, will have on our business, financial condition, or results of operations.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, thus having a material adverse effect on our financial condition and results of operations.

Sales of our products and services are dependent on our ability to attract, retain and support a network of qualified sales associates.

Our sales could be adversely affected if our sales networks deteriorate or if we do not adequately provide support, training and education for our existing network. Competition exists for sales associates with demonstrated ability. We compete with other insurers and financial institutions primarily on the basis of our products, compensation, support services and financial rating. An inability to attract and retain qualified sales associates could have a material adverse effect on sales and our results of operations and financial condition. Our sales associates are independent contractors and may sell products of our competitors. If our competitors offer products that are more attractive than ours, or pay higher commissions than we do, these sales associates may concentrate their efforts on selling our competitors' products instead of ours.

Any decrease in our financial strength or debt ratings may have an adverse effect on our competitive position.

Financial strength ratings are important factors in establishing the competitive position of insurance companies and generally have an effect on the business of insurance companies. On an ongoing basis, Nationally Recognized Statistical Rating Organizations (NRSROs) review the financial performance and condition of insurers and may downgrade or change the outlook on an insurer's ratings due to, for example, a change in an insurer's statutory capital; a change in a rating agency's determination of the amount of risk-adjusted capital required to maintain a particular rating; an increase in the perceived risk of an insurer's investment portfolio; a reduced confidence in management; or other considerations that may or may not be under the insurer's control.

In addition to financial strength ratings, various NRSROs also publish ratings on our debt. These ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner and are important factors in our ability to access liquidity in the debt markets. Downgrades in our credit ratings could have a material adverse effect on our financial condition and results of operations in many ways, including adversely limiting our access to capital markets and potentially increasing the cost of debt.

In view of the difficulties experienced in the last several years by many financial institutions, including in the insurance industry, the NRSROs have heightened the level of scrutiny that they apply to such institutions, increased the frequency and scope of their reviews, requested additional information from the companies that they rate, including additional information regarding the valuation of investment securities held, and, in certain cases, have increased the capital and other requirements employed in their models for maintenance of certain rating levels.

A downgrade in any of these ratings could have a material adverse effect on agent recruiting and retention, sales, competitiveness and the marketability of our products which could negatively impact our liquidity, operating results and financial condition. Additionally, sales through the bank channel could be adversely affected as a result of their reliance and sensitivity to ratings levels.

We cannot predict what actions rating agencies may take, or what actions we may take in response to the actions of rating agencies, which could adversely affect our business. As with other companies in the financial services industry, our ratings could be downgraded at any time and without any notice by any NRSRO.

The success of our business depends in part on effective information technology systems and on continuing to develop and implement improvements in technology; certain significant multiyear strategic information technology projects are currently in process.

Our business depends in large part on our technology systems for interacting with employers, policyholders and sales associates, and our business strategy involves providing customers with easy-to-use products to meet their needs. Some of our information technology systems and software are older, legacy-type systems that are less efficient and require an ongoing commitment of significant resources to maintain or upgrade to current standards (including adequate business continuity procedures). While we are in a continual state of upgrading and enhancing our business systems, changes are always challenging in a complex integrated environment. Our success is dependent in large part on maintaining or improving the effectiveness of existing systems and continuing to develop and enhance information systems that support our business processes in a cost-efficient manner.

Changes in accounting standards issued by the Financial Accounting Standards Board (FASB) or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are subject to the application of generally accepted accounting principles in both the United States and Japan, which are periodically revised and/or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the FASB. It is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our results of operations and financial condition.

The FASB and International Accounting Standards Board (IASB) have announced their commitment to achieving a single set of high-quality global accounting standards, and the SEC continues to encourage the convergence of U.S. GAAP and International Financial Reporting Standards (IFRS) in order to narrow the differences between the two sets of standards. In 2010, the SEC announced a Work Plan, the results of which would aid the Commission in its evaluation of the impact that the use of IFRS by U.S. companies would have on the U.S. securities market. Included in this Work Plan is consideration of IFRS, as it exists today and after the completion of various convergence projects currently underway between U.S. and international accounting standards-setters. In October 2010, the SEC issued its first progress report on the Work Plan, summarizing the objectives as well as the efforts and preliminary observations as of that time. In November 2011, the SEC released two staff papers. The papers help to address whether IFRS has developed sufficiently enough to be used in the United States. These papers will aid the SEC in determining whether or not to incorporate IFRS into the U.S. financial reporting system. For the insurance industry, key components of the convergence between U. S. GAAP and IFRS have yet to be clarified. The FASB and IASB are currently working on a joint insurance contracts project that will change the way insurance liabilities are determined and reported. The FASB and IASB are also working jointly on revising the guidelines for recognizing impairments of financial instruments. The revisions will cause investment losses to be recognized sooner. These boards are targeting the second half of 2012 to issue exposure documents on both topics. The ultimate outcome and timing of these events is uncertain at this time. The adoption of IFRS and/or the effects of accounting standards convergence could significantly alter the presentation of our financial position and results of operations in our financial statements.

See Note 1 of the Notes to the Consolidated Financial Statements in this report for a discussion of recent changes in accounting standards that are pending adoption.

If we fail to comply with restrictions on patient privacy and information security, including taking steps to ensure that our business associates who obtain access to sensitive patient information maintain its confidentiality, our reputation and business operations could be materially adversely affected.

The collection, maintenance, use, disclosure and disposal of individually identifiable data by our businesses are regulated at the international, federal and state levels. These laws and rules are subject to change by legislation or administrative or judicial interpretation. Various state laws address the use and disclosure of individually identifiable health data to the extent they are more restrictive than those contained in the privacy and security provisions in the federal Gramm-Leach-Bliley Act of 1999 (GLBA) and in the Health Insurance Portability and Accountability Act of 1996 (HIPAA). HIPAA also requires that we impose privacy and security requirements on our business associates (as such term is defined in the HIPAA regulations).

Even though we provide for appropriate protections through our contracts with business associates, we still have limited control over their actions and practices. In addition, despite the security measures we have in place to ensure compliance with applicable laws and rules, our facilities and systems, and those of our third-party providers may be vulnerable to security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. The U.S. Congress and many states are considering new privacy and security requirements that would apply to our business. Compliance with new privacy and security laws, requirements, and new regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models, the development of new administrative processes, and the effects of potential noncompliance by our business associates. They also may impose further restrictions on our collection, disclosure and use of patient identifiable data that are housed in one or more of our administrative databases. Noncompliance with any privacy laws or any security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential member information, whether by us or by one of our vendors, could have a material adverse

effect on our business, reputation and results of operations, including: material fines and penalties; compensatory, special, punitive and statutory damages; consent orders regarding our privacy and security practices; adverse actions against our licenses to do business; and injunctive relief.

We face risks related to litigation.

We are a defendant in various lawsuits considered to be in the normal course of business. Members of our senior legal and financial management teams review litigation on a quarterly and annual basis. The final results of any litigation cannot be predicted with certainty. Although some of this litigation is pending in states where large punitive damages, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in recent years, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows. However, litigation could adversely affect us because of the costs of defending these cases, costs of settlement or judgments against us or because of changes in our operations that could result from litigation.

Managing key executive succession is critical to our success.

We would be adversely affected if we fail to adequately plan for succession of our senior management and other key executives. While we have succession plans and employment arrangements with certain key executives, these cannot guarantee that the services of these executives will be available to us, and our operations could be adversely affected if they are not.

The impact of the earthquake and tsunami natural disaster in March 2011 and related events at the nuclear plant in Japan and their aftermath could adversely affect our financial condition and results of operations.

As of December 31, 2011, based on our claims experience and our claims estimates, our initial provision regarding the earthquake and tsunami has proven to be adequate; however, our claims estimates are based on judgments that considered assumptions and projections which are subject to change to reflect future information. Although the impact of the natural disaster and its related events have not had a material impact on our financial position or results of operations, actual claims may vary from our estimates and may further negatively impact our financial results.

Our business operations in Japan have continued to be fully functional in the aftermath of the natural disaster. However, the recent events in Japan could impair the recovery of the Japanese economy, which could have an adverse effect on our results of operations and financial condition. We will continue to monitor the business and economic conditions in Japan in light of these events and will continue to update our assessment of the natural disaster impact on our results of operations.

Any event, including one external to our operations, could damage our reputation.

Because insurance products are intangible, we rely to a large extent on consumer trust in our business. The perception of financial weakness could create doubt regarding our ability to honor the commitments we have made to our policyholders. Maintaining our stature as a responsible corporate citizen, which helps support the strength of our unique brand, is critical to our reputation and the failure or perceived failure to do so could adversely affect us.

We also face other risks that could adversely affect our business, results of operations or financial condition, which include:

- any requirement to restate financial results in the event of inappropriate application of accounting principles
- failure of our processes to prevent and detect unethical conduct of employees
- a significant failure of internal controls over financial reporting
- failure of our prevention and control systems related to employee compliance with internal policies and regulatory requirements
- failure of corporate governance policies and procedures

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

In the United States, Aflac owns land and buildings that comprise two primary campuses located in Columbus, Georgia. These campuses include buildings that serve as our worldwide headquarters and house administrative support and information technology functions for our U.S. operations. Aflac also owns land and office buildings in Columbia, South Carolina, which house our CAIC subsidiary. Aflac leases additional administrative office space in Georgia, South Carolina, New York, and Nebraska.

In Tokyo, Japan, Aflac has two primary campuses. The first campus includes a building, owned by Aflac, for the customer call center, information technology departments, and training facility. It also includes a leased property, which houses our policy administration and customer service departments. The second campus comprises leased space, which serves as our Japan branch headquarters and houses administrative support functions for the Japan branch. Aflac also leases additional office space in Tokyo, along with regional offices located throughout the country.

ITEM 3. LEGAL PROCEEDINGS

We are a defendant in various lawsuits considered to be in the normal course of business. Members of our senior legal and financial management teams review litigation on a quarterly and annual basis. The final results of any litigation cannot be predicted with certainty. Although some of this litigation is pending in states where large punitive damages, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in recent years, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Aflac Incorporated's common stock is principally traded on the New York Stock Exchange under the symbol AFL. Our stock is also listed on the Tokyo Stock Exchange. The quarterly high and low market prices for the Company's common stock, as reported on the New York Stock Exchange for the two years ended December 31 were as follows:

Quarterly Common Stock Prices

2011	**High**	**Low**
4th Quarter	**$47.98**	**$32.74**
3rd Quarter	**47.50**	**31.25**
2nd Quarter	**57.39**	**44.15**
1st Quarter	**59.54**	**48.00**

2010	High	Low
4th Quarter	$58.31	$50.89
3rd Quarter	53.88	41.55
2nd Quarter	56.56	39.91
1st Quarter	55.20	45.78

Holders

As of February 16, 2012, there were 87,185 holders of record of the Company's common stock.

Dividends

	2011	2010
4th Quarter	**$.33**	$.30
3rd Quarter	**.30**	.28
2nd Quarter	**.30**	.28
1st Quarter	**.30**	.28

In January 2012, the board of directors declared the first quarter 2012 cash dividend of $.33 per share. The dividend is payable on March 1, 2012, to shareholders of record at the close of business on February 15, 2012. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, legal requirements, regulatory constraints and other factors as the board of directors deems relevant. There can be no assurance that we will declare and pay any additional or future dividends. For information concerning dividend restrictions, see Regulatory Restrictions in the Capital Resources and Liquidity section of the MD&A and Note 12 of the Notes to the Consolidated Financial Statements presented in this report.

Stock Performance Graph

The following graph compares the five-year performance of the Company's common stock to the Standard & Poor's 500 Index (S&P 500) and the Standard & Poor's Life and Health Insurance Index (S&P Life and Health). The Standard & Poor's Life and Health Insurance Index includes: Aflac Incorporated, Lincoln National Corporation, MetLife Inc., Principal Financial Group Inc., Prudential Financial Inc., Torchmark Corporation and Unum Group.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
Among Aflac Incorporated, the S&P 500 Index
and the S&P Life & Health Insurance Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
2006
2007
2008
2009
2010
2011
Aflac Incorporated
S&P 500
S&P Life & Health Insurance
*$100 invested on December 31, 2006 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Copyright© 2012 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

Performance Graphic Index
December 31,

	2006	2007	2008	2009	2010	2011
Aflac Incorporated	100.00	138.24	103.01	107.59	134.38	105.74
S&P 500	100.00	105.49	66.46	84.05	96.71	98.75
S&P Life & Health Insurance	100.00	111.00	57.37	66.30	83.05	65.85

Issuer Purchases of Equity Securities

During the fourth quarter of 2011, we repurchased shares of Aflac common stock as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - October 31	50,424	$45.84	50,000	25,220,254
November 1 - November 30	432,156	43.50	430,600	24,789,654
December 1 - December 31	421,119	42.80	419,400	24,370,254
Total	903,699[2]	$43.30	900,000	24,370,254[1]

[1] *The total remaining shares available for purchase at December 31, 2011, consisted of 24,370,254 shares related to a 30,000,000 share repurchase authorization by the board of directors announced in January 2008.*

[2] *During the fourth quarter of 2011, 3,699 shares were purchased in connection with income tax withholding obligations related to the vesting of restricted-share-based awards during the period.*

ITEM 6. SELECTED FINANCIAL DATA

Aflac Incorporated and Subsidiaries
Years Ended December 31,

(In millions, except for share and per-share amounts)	**2011**	2010	2009	2008	2007
Revenues:					
Premiums, principally supplemental health insurance	**$ 20,362**	$ 18,073	$ 16,621	$ 14,947	$ 12,973
Net investment income	**3,280**	3,007	2,765	2,578	2,333
Realized investment gains (losses)	**(1,552)**	(422)	(1,212)	(1,007)	28
Other income	**81**	74	80	36	59
Total revenues	**22,171**	20,732	18,254	16,554	15,393
Benefits and expenses:					
Benefits and claims	**13,749**	12,106	11,308	10,499	9,285
Expenses	**5,430**	5,041	4,711	4,141	3,609
Total benefits and expenses	**19,179**	17,147	16,019	14,640	12,894
Pretax earnings	**2,992**	3,585	2,235	1,914	2,499
Income taxes	**1,028**	1,241	738	660	865
Net earnings	**$ 1,964**	$ 2,344	$ 1,497	$ 1,254	$ 1,634
Share and Per-Share Amounts					
Net earnings (basic)	**$ 4.21**	$ 5.00	$ 3.21	$ 2.65	$ 3.35
Net earnings (diluted)	**4.18**	4.95	3.19	2.62	3.31
Cash dividends paid	**1.23**	1.14	1.12	.96	.80
Cash dividends declared	**1.23**	1.14	.84	1.24	.615
Weighted-average common shares used for basic EPS (In thousands)	**466,519**	469,038	466,552	473,405	487,869
Weighted-average common shares used for diluted EPS (In thousands)	**469,370**	473,085	469,063	478,815	493,971
Supplemental Data					
Yen/dollar exchange rate at year-end (yen)	**77.74**	81.49	92.10	91.03	114.15
Weighted-average yen/dollar exchange rate (yen)	**79.73**	87.69	93.49	103.46	117.93

Aflac Incorporated and Subsidiaries
December 31,

(In millions)	**2011**	2010	2009	2008	2007
Assets:					
Investments and cash	**$103,462**	$ 88,230	$73,192	$68,550	$57,056
Other	**13,640**	12,809	10,914	10,781	8,749
Total assets	**$117,102**	$101,039	$84,106	$79,331	$65,805
Liabilities and shareholders' equity:					
Policy liabilities	**$ 94,593**	$ 82,456	$69,245	$66,219	$50,676
Notes payable	**3,285**	3,038	2,599	1,721	1,465
Income taxes	**2,613**	1,969	1,653	1,201	2,531
Other liabilities	**3,105**	2,520	2,192	3,551	2,338
Shareholders' equity	**13,506**	11,056	8,417	6,639	8,795
Total liabilities and shareholders' equity	**$117,102**	$101,039	$84,106	$79,331	$65,805

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those included in the forward-looking statements. We desire to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected herein, and in any other statements made by Company officials in communications with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," "will," "assumes," "potential," "target" or similar words as well as specific projections of future results, generally qualify as forward-looking. Aflac undertakes no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time, could cause actual results to differ materially from those contemplated by the forward-looking statements:

- difficult conditions in global capital markets and the economy
- governmental actions for the purpose of stabilizing the financial markets
- defaults and credit downgrades of securities in our investment portfolio
- impairment of financial institutions
- credit and other risks associated with Aflac's investment in perpetual securities
- differing judgments applied to investment valuations
- significant valuation judgments in determination of amount of impairments taken on our investments
- limited availability of acceptable yen-denominated investments
- concentration of our investments in any particular single-issuer or sector
- concentration of business in Japan
- ongoing changes in our industry
- exposure to significant financial and capital markets risk
- fluctuations in foreign currency exchange rates
- significant changes in investment yield rates
- deviations in actual experience from pricing and reserving assumptions
- subsidiaries' ability to pay dividends to Aflac Incorporated
- changes in law or regulation by governmental authorities
- ability to attract and retain qualified sales associates and employees
- decreases in our financial strength or debt ratings
- ability to continue to develop and implement improvements in information technology systems
- changes in U.S. and/or Japanese accounting standards
- failure to comply with restrictions on patient privacy and information security
- level and outcome of litigation
- ability to effectively manage key executive succession
- impact of the recent earthquake and tsunami natural disaster and related events at the nuclear plant in Japan and their aftermath
- catastrophic events including, but not necessarily limited to, tornadoes, hurricanes, earthquakes, tsunamis, and damage incidental to such events
- failure of internal controls or corporate governance policies and procedures

MD&A OVERVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to inform the reader about matters affecting the financial condition and results of operations of Aflac Incorporated and its subsidiaries for the three-year period ended December 31, 2011. As a result, the following discussion should be read in conjunction with the related consolidated financial statements and notes. This MD&A is divided into the following sections:

- Our Business
- Performance Highlights
- Critical Accounting Estimates
- Results of Operations, consolidated and by segment
- Analysis of Financial Condition, including discussion of market risks of financial instruments
- Capital Resources and Liquidity, including discussion of availability of capital and the sources and uses of cash

OUR BUSINESS

Aflac Incorporated (the Parent Company) and its subsidiaries (collectively, the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Aflac U.S. markets and administers group products through Continental American Insurance Company (CAIC), branded as Aflac Group Insurance. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business.

PERFORMANCE HIGHLIGHTS

Results for 2011 benefited from the stronger yen/dollar exchange rate. Total revenues rose 6.9% to $22.2 billion, compared with $20.7 billion a year ago. Net earnings were $2.0 billion, or $4.18 per diluted share, compared with $2.3 billion, or $4.95 per diluted share, in 2010.

Results for 2011 included pretax net realized investment losses of $1.6 billion ($1.0 billion after-tax), compared with net investment losses of $422 million ($274 million after-tax) in 2010. Net investment losses in 2011 consisted of $1.9 billion ($1.2 billion after-tax) of other-than-temporary impairment losses; $594 million of net gains ($386 million after-tax) from the sale or redemption of securities; and $245 million of net losses ($159 million after-tax) from valuing derivatives. Shareholders' equity at December 31, 2011, included a net unrealized gain on investment securities (including derivatives) of $1.2 billion, compared with a net unrealized gain (including derivatives) of $64 million at December 31, 2010.

In July 2011, we issued three series of Samurai notes totaling 50 billion yen through a public debt offering. In September 2011, we redeemed 35 billion yen (approximately $459 million using the exchange rate on the date of redemption) of our Uridashi notes upon their maturity. We repurchased 6.0 million shares of our common stock in the open market during 2011.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). In this MD&A, references to GAAP issued by the FASB are derived from the FASB Accounting Standards Codification™ (ASC). The preparation of financial statements in conformity with GAAP requires us to make estimates based on currently available information when recording transactions resulting from business operations. The estimates that we deem to be most critical to an understanding of Aflac's results of operations and financial condition are those related to the valuation of investments and derivatives, deferred policy acquisition costs, liabilities for future policy benefits and

unpaid policy claims, and income taxes. The preparation and evaluation of these critical accounting estimates involve the use of various assumptions developed from management's analyses and judgments. The application of these critical accounting estimates determines the values at which 96% of our assets and 83% of our liabilities are reported as of December 31, 2011, and thus has a direct effect on net earnings and shareholders' equity. Subsequent experience or use of other assumptions could produce significantly different results.

Investments and Derivatives

Aflac's investments in debt, perpetual and equity securities include both publicly issued and privately issued securities. For publicly issued securities, we determine the fair values from quoted market prices readily available from public exchange markets and price quotes and valuations from third party pricing vendors. For privately issued securities, we determine the majority of the fair values using a discounted cash flow pricing model and for the remaining securities, non-binding price quotes from outside brokers. We also routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. These reviews are performed with consideration of the facts and circumstances of an issuer in accordance with applicable accounting guidance. The identification of distressed investments, the determination of fair value if not publicly traded, and the assessment of whether a decline is other than temporary involve significant management judgment and require evaluation of factors, including but not limited to:

- issuer financial condition, including profitability and cash flows
- credit status of the issuer
- the issuer's specific and general competitive environment
- published reports
- general economic environment
- regulatory, legislative and political environment
- the severity of the decline in fair value
- the length of time the fair value is below cost
- our intent, need, or both to sell the security prior to its anticipated recovery in value
- other factors as may become available from time to time

Our derivatives are primarily interest rate, foreign currency and credit default swaps that are associated with investments in special-purpose entities, including variable interest entities (VIEs) where we are the primary beneficiary. Inputs used to value derivatives include, but are not limited to, interest rates, credit spreads, foreign currency forward and spot rates, and interest volatility. Prior to the third quarter of 2011, these interest rate swaps and certain foreign currency swaps were priced by broker quotations. For our credit default swaps and certain foreign currency swaps, there were limited or no observable valuation inputs. We estimated the fair value of these instruments by obtaining broker quotes from a limited number of brokers. These brokers based their quotes on a combination of their knowledge of the current pricing environment and market conditions. In the third quarter of 2011, we changed from receiving valuations from brokers to receiving valuations from a third party pricing vendor for our derivatives.

See Notes 1, 3, 4 and 5 of the Notes to the Consolidated Financial Statements for additional information.

Deferred Policy Acquisition Costs and Policy Liabilities

Aflac's products are generally long-duration fixed-benefit indemnity contracts. We make estimates of certain factors that affect the profitability of our business to match expected policy benefits and deferrable acquisition costs with expected policy premiums. These assumptions include persistency, morbidity, mortality, investment yields and expenses. If actual results match the assumptions used in establishing policy liabilities and the deferral and amortization of acquisition costs, profits will emerge as a level percentage of earned premiums. However, because actual results will vary from the assumptions, profits as a percentage of earned premiums will vary from year to year.

We measure the adequacy of our policy reserves and recoverability of deferred policy acquisition costs (DAC) annually by performing gross premium valuations on our business. Our testing indicates that our insurance liabilities are adequate and that our DAC is recoverable.

Deferred Policy Acquisition Costs

Certain costs of acquiring new business are deferred and amortized over the policy's premium payment period in proportion to anticipated premium income. Future amortization of DAC is based upon our estimates of persistency, interest and future premium revenue generally established at the time of policy issuance. However, the unamortized balance of DAC reflects actual persistency. See Note 1 of the Notes to the Consolidated Financial Statements and the New Accounting Pronouncements discussion in this section of MD&A for information on changes to the accounting policy for costs associated with acquiring or renewing insurance contracts effective January 1, 2012.

As presented in the following table, the ratio of unamortized DAC to annualized premiums in force for Japan decreased in 2011 after having an upward trend for the previous two years. This decrease was due to the lower expense ratio of the first sector products that generated high volumes of sales in Japan. The upward trend in the ratio of unamortized DAC to annualized premiums in force in Japan in 2010 and 2009 was a result of a greater proportion of our annualized premiums being under the alternative commission schedule, which pays a higher commission on first-year premiums and lower commissions on renewal premiums. This schedule is very popular with our new agents as it helps them with cash flow for personal and business needs as they build their business. While this resulted in a higher unamortized DAC balance, the overall cost to the Company was reduced.

The ratio of unamortized DAC to annualized premiums in force has increased for Aflac U.S. for the last three years. The increase has been primarily driven by a greater proportion of our annualized premiums being under an accelerated commission schedule for new associates and was also impacted by the loss of a large payroll account in 2010 which had a lower ratio of unamortized DAC to annualized premiums in force.

Deferred Policy Acquisition Cost Ratios

	Aflac Japan			Aflac U.S.		
(In millions)	**2011**	2010	2009	**2011**	2010	2009
Deferred policy acquisition costs	**$ 7,733**	$ 6,964	$ 5,846	**$2,921**	$2,770	$2,687
Annualized premiums in force	**17,284**	15,408	13,034	**5,188**	4,973	4,956
Deferred policy acquisition costs as a percentage of annualized premiums in force	**44.7%**	45.2%	44.9%	**56.3%**	55.7%	54.2%

Policy Liabilities

The following table provides details of policy liabilities by segment and in total as of December 31.

Policy Liabilities

(In millions)	**2011**	2010
Japan segment:		
Future policy benefits	**$72,792**	$66,023
Unpaid policy claims	**2,786**	2,592
Other policy liabilities	**10,944**	6,257
Total Japan policy liabilities	**$86,522**	$74,872
U.S. segment:		
Future policy benefits	**$ 6,484**	$ 6,078
Unpaid policy claims	**1,195**	1,126
Other policy liabilities	**390**	377
Total U.S. policy liabilities	**$ 8,069**	$ 7,581
Consolidated:		
Future policy benefits	**$79,278**	$72,103
Unpaid policy claims	**3,981**	3,719
Other policy liabilities	**11,334**	6,634
Total consolidated policy liabilities	**$94,593**	$82,456

Our policy liabilities, which are determined in accordance with applicable guidelines as defined under GAAP and Actuarial Standards of Practice, include two components that involve analysis and judgment: future policy benefits and unpaid policy claims, which accounted for 84% and 4% of total policy liabilities as of December 31, 2011, respectively.

Future policy benefits provide for claims that will occur in the future and are generally calculated as the present value of future expected benefits to be incurred less the present value of future expected net benefit premiums. We calculate future policy benefits based on assumptions of morbidity, mortality, persistency and interest. These assumptions are generally established at the time a policy is issued. The assumptions used in the calculations are closely related to those used in developing the gross premiums for a policy. As required by GAAP, we also include a provision for adverse deviation, which is intended to accommodate adverse fluctuations in actual experience.

Unpaid policy claims include those claims that have been incurred and are in the process of payment as well as an estimate of those claims that have been incurred but have not yet been reported to us. We compute unpaid policy claims on a non-discounted basis using statistical analyses of historical claims payments, adjusted for current trends and changed conditions. We update the assumptions underlying the estimate of unpaid policy claims regularly and incorporate our historical experience as well as other data that provides information regarding our outstanding liability.

Our insurance products provide fixed-benefit amounts per occurrence that are not subject to medical-cost inflation. Furthermore, our business is widely dispersed in both the United States and Japan. This geographic dispersion and the nature of our benefit structure mitigate the risk of a significant unexpected increase in claims payments due to epidemics and events of a catastrophic nature. Claims incurred under Aflac's policies are generally reported and paid in a relatively short time frame. The unpaid claims liability is sensitive to morbidity assumptions, in particular, severity and frequency of claims. Severity is the ultimate size of a claim, and frequency is the number of claims incurred. Our claims experience is primarily related to the demographics of our policyholders.

As a part of our established financial reporting and accounting practices and controls, we perform actuarial reviews of our policyholder liabilities on an ongoing basis and reflect the results of those reviews in our results of operations and financial condition as required by GAAP.

Our fourth quarter 2011 review indicated that we needed to strengthen the liability associated primarily with a closed block of cancer policies and a block of care policies in Japan, primarily due to low investment yields. We strengthened our future policy benefits liability by $123 million in 2011 as a result of this review. Our fourth quarter 2010 review indicated that we needed to strengthen the liability for a closed block of dementia policies in Japan, primarily due to low investment yields. We strengthened our future policy benefits liability by $93 million in 2010 for this closed block of policies.

In computing the estimate of unpaid policy claims, we consider many factors, including the benefits and amounts available under the policy; the volume and demographics of the policies exposed to claims; and internal business practices, such as incurred date assignment and current claim administrative practices. We monitor these conditions closely and make adjustments to the liability as actual experience emerges. Claim levels are generally stable from period to period; however, fluctuations in claim levels may occur. In calculating the unpaid policy claim liability, we do not calculate a range of estimates. The following table shows the expected sensitivity of the unpaid policy claims liability as of December 31, 2011, to changes in severity and frequency of claims. For the years 2009 through 2011, our assumptions changed on average by approximately 1% in total, and we believe that a variation in assumptions in a range of plus or minus 1% in total is reasonably likely to occur.

Sensitivity of Unpaid Policy Claims Liability

(In millions)	Total Severity				
Total Frequency	Decrease by 2%	Decrease by 1%	Unchanged	Increase by 1%	Increase by 2%
Increase by 2%	$ 0	$ 23	$ 46	$ 70	$93
Increase by 1%	(23)	0	23	46	70
Unchanged	(45)	(23)	0	23	46
Decrease by 1%	(67)	(45)	(23)	0	23
Decrease by 2%	(89)	(67)	(45)	(23)	0

The table below reflects the growth of the future policy benefits liability for the years ended December 31.

Future Policy Benefits

(In millions of dollars and billions of yen)	**2011**	2010	2009
Aflac U.S.	**$ 6,484**	$ 6,078	$ 5,779
Growth rate	**6.7%**	5.2%	6.2%
Aflac Japan	**$72,792**	$66,023	$55,720
Growth rate	**10.3%**	18.5%	3.4%
Consolidated	**$79,278**	$72,103	$61,501
Growth rate	**10.0%**	17.2%	3.7%
Yen/dollar exchange rate (end of period)	**77.74**	81.49	92.10
Aflac Japan (in yen)	**5,659**	5,380	5,132
Growth rate	**5.2%**	4.8%	4.7%

The growth of total consolidated future policy benefits liability in dollars was primarily driven by the strengthening of the yen against the U.S. dollar in 2011 and 2010; however, it was offset in 2009 by the weakening of the yen against the U.S. dollar. The growth of the future policy benefits liability in yen for Aflac Japan and in dollars for Aflac U.S. has been due to the aging of our in-force block of business and the addition of new business.

Other policy liabilities, which accounted for 12% of total policy liabilities as of December 31, 2011, consisted primarily of discounted advance premiums on deposit from policyholders in conjunction with their purchase of certain Aflac Japan insurance products. See the Aflac Japan Segment subsection of this MD&A for further information.

Income Taxes

Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse. The evaluation of a tax position in accordance with GAAP is a two-step process. Under the first step, the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination by taxing authorities. The second step is measurement, whereby a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

See Note 9 of the Notes to the Consolidated Financial Statements for additional information.

New Accounting Pronouncements

During the last three years, various accounting standard-setting bodies have been active in soliciting comments and issuing statements, interpretations and exposure drafts. We will adopt amended accounting guidance on accounting for costs associated with acquiring or renewing insurance contracts effective January 1, 2012. Under the amended accounting guidance, only incremental direct costs associated with the successful acquisition of new or renewal contracts may be capitalized, and direct-response advertising costs may be capitalized under certain conditions. The guidance is effective on a prospective or retrospective basis. As of the date of adoption, approximately 70% of our deferred acquisition cost balance was related to compensation paid to third party agents for successful sales and remains deferrable under the amended accounting guidance. The remaining 30% of our deferred acquisition costs balance was evaluated for deferral under the amended accounting guidance. We estimate that the retrospective adoption of this accounting standard effective January 1, 2012, will result in an after-tax cumulative reduction to opening retained earnings of $400 million to $500 million, or 3.6% to 4.5% of shareholder's equity, as of December 31, 2010. We also estimate the adoption will result in an immaterial impact on net income in 2011 and 2012 and for all preceding years.

For additional information on new accounting pronouncements and the impact, if any, on our financial position or results of operations, see Note 1 of the Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following table is a presentation of items impacting net earnings and net earnings per diluted share for the years ended December 31.

Items Impacting Net Earnings

	In Millions			Per Diluted Share		
	2011	2010	2009	**2011**	2010	2009
Net earnings	**$1,964**	$2,344	$1,497	**$ 4.18**	$4.95	$ 3.19
Items impacting net earnings, net of tax:						
Realized investment gains (losses):						
Securities transactions and impairments	**(850)**	(273)	(788)	**(1.81)**	(.58)	(1.67)
Impact of derivative and hedging activities	**(159)**	(1)	0	**(.34)**	.00	.00
Gain on extinguishment of debt	**0**	0	11	**.00**	.00	.02
Other	**0**	0	(3)	**.00**	.00	(.01)

Realized Investment Gains and Losses

Our investment strategy is to invest in fixed-income securities to provide a reliable stream of investment income, which is one of the drivers of the Company's profitability. This investment strategy aligns our assets with our liability structure, which our assets support. We do not purchase securities with the intent of generating capital gains or losses. However, investment gains and losses may be realized as a result of changes in the financial markets and the creditworthiness of specific issuers, tax planning strategies, and/or general portfolio maintenance and rebalancing. The realization of investment gains and losses is independent of the underwriting and administration of our insurance products, which are the principal drivers of our profitability.

Securities Transactions and Impairments

During 2011, we realized pretax investment losses of $1.9 billion ($1.2 billion after-tax) as a result of the recognition of other-than-temporary impairment losses on certain securities. We realized pretax investment gains, net of losses, of $594 million ($386 million after-tax) from the sale of securities. The impairments and many of the sales were the result of an implemented plan to reduce the risk exposure in our investment portfolio coupled with the continued decline in the credit worthiness of certain issuers. Gains were primarily driven by the sale of U.S. Treasury strips and Japanese Government bonds (JGBs) that were part of a bond-swap program.

In 2010, we realized pretax investment losses of $459 million ($298 million after-tax) as a result of the recognition of other-than-temporary impairment losses. We realized pretax investment gains, net of losses, of $38 million ($25 million after-tax) from securities sold or redeemed in the normal course of business.

In 2009, we realized pretax investment losses of $1.4 billion ($884 million after-tax) as a result of the recognition of other-than-temporary impairment losses. We realized pretax investment losses of $101 million ($66 million after-tax) from the exchange of certain perpetual security investments into fixed-maturity securities. The losses were partially offset by pretax investment gains of $250 million ($162 million after-tax) that were generated primarily from a bond-swap program that took advantage of tax loss carryforwards.

See Note 3 of the Notes to the Consolidated Financial Statements for more details on these investment activities.

The following table details our pretax impairment losses by investment category for the years ended December 31.

(In millions)	**2011**	2010	2009
Perpetual securities	**$ 565**	$160	$ 729
Corporate bonds	**1,316**	285	458
Collateralized debt obligations	**0**	0	148
Mortgage- and asset-backed securities	**17**	12	24
Municipalities	**2**	0	0
Equity securities	**1**	2	2
Total other-than-temporary impairment losses realized	**$1,901**[(1)]	$459[(2)]	$1,361[(2)]

(1) Includes $1.3 billion for credit-related impairments and $615 million from change in intent to sell securities
(2) Consisted completely of credit-related impairments

Impact of Derivative and Hedging Activities

Effective January 1, 2010, we adopted updated accounting guidance which resulted in the consolidation of certain VIEs in which we have an investment. Upon consolidation, the beneficial interest in these VIEs was derecognized and the underlying collateral assets (fixed-maturity securities and perpetual securities) and corresponding foreign currency, interest rate and credit default swaps were recognized. The change in value of the swaps is recorded through current period earnings, and the change in value of the available-for-sale fixed-maturity and perpetual securities associated with these swaps is recorded through other comprehensive income. We realized pretax investment losses, net of gains, of $245 million ($159 million after-tax) in 2011 and $1 million ($.7 million

after-tax) in 2010 from valuing foreign currency, interest rate and credit default swaps related to our consolidated VIEs. For a description of other items that could be included in the Impact of Derivative and Hedging Activities, see the Hedging Activities subsection of MD&A and Note 4 of the accompanying Notes to the Consolidated Financial Statements.

For additional information regarding realized investment gains and losses, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Debt Extinguishment

We did not early extinguish any debt during 2011 or 2010. During 2009, we extinguished portions of our yen-denominated Uridashi and Samurai debt by buying the notes on the open market. We realized a total gain from extinguishment of debt of 1.6 billion yen, or $17 million ($11 million after-tax), which we included in other income.

Foreign Currency Translation

Aflac Japan's premiums and most of its investment income are received in yen. Claims and expenses are paid in yen, and we primarily purchase yen-denominated assets to support yen-denominated policy liabilities. These and other yen-denominated financial statement items are translated into dollars for financial reporting purposes. We translate Aflac Japan's yen-denominated income statement into dollars using an average exchange rate for the reporting period, and we translate its yen-denominated balance sheet using the exchange rate at the end of the period. However, it is important to distinguish between translating and converting foreign currency. Except for a limited number of transactions, we do not actually convert yen into dollars.

Due to the size of Aflac Japan, where our functional currency is the Japanese yen, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In periods when the yen weakens, translating yen into dollars results in fewer dollars being reported. When the yen strengthens, translating yen into dollars results in more dollars being reported. Consequently, yen weakening has the effect of suppressing current year results in relation to the prior year, while yen strengthening has the effect of magnifying current year results in relation to the prior year. As a result, we view foreign currency translation as a financial reporting issue for Aflac and not an economic event to our Company or shareholders. Because changes in exchange rates distort the growth rates of our operations, management evaluates Aflac's financial performance excluding the impact of foreign currency translation.

Income Taxes

Our combined U.S. and Japanese effective income tax rate on pretax earnings was 34.4% in 2011, 34.6% in 2010 and 33.0% in 2009. The lower effective tax rate in 2009 primarily reflected the settlement of an examination by the Internal Revenue Service that reduced the tax liability by $24 million. Total income taxes were $1.0 billion in 2011, compared with $1.2 billion in 2010 and $738 million in 2009. Japanese income taxes on Aflac Japan's results account for most of our consolidated income tax expense. See Note 9 of the Notes to the Consolidated Financial Statements for additional information.

Earnings Guidance

We communicate earnings guidance in this report based on the growth in net earnings per diluted share. However, certain items that cannot be predicted or that are outside of management's control may have a significant impact on actual results. Therefore, our comparison of net earnings includes certain assumptions to reflect the limitations that are inherent in projections of net earnings. In comparing period-over-period results, we exclude the effect of realized investment gains and losses (securities transactions, impairments, and the impact of derivatives and hedging activities) and nonrecurring items. We also assume no impact from foreign currency translation on the Aflac Japan segment and the Parent Company's yen-denominated interest expense for a given year in relation to the prior year.

Subject to the preceding assumptions, our objective for 2011 was to increase net earnings per diluted share by 8% over 2010. We reported 2011 net earnings per diluted share of $4.18. Adjusting that number for after-tax realized investment losses ($2.15 per diluted share) and foreign currency translation (a gain of $.36 per diluted share), we met our objective for the year.

Our objective for 2012 is to increase net earnings per diluted share by 2% to 5% over 2011, excluding the effect of realized investment gains and losses (securities transactions, impairments, and the impact of derivative and hedging activities), nonrecurring items, and foreign currency translation. This range reflects the impact of portfolio derisking and investing significant cash flows at low interest rates. Once the effects of our investment derisking activities and low interest rate yields on investments have been integrated into our financial results, we expect the rate of earnings growth in 2013 to improve over 2012. If we achieve our objective, the following table shows the likely results for 2012 net earnings per diluted share, including the impact of foreign currency translation using various yen/dollar exchange rate scenarios.

2012 Net Earnings Per Share (EPS) Scenarios[1]

Weighted-Average Yen/Dollar Exchange Rate	Net Earnings Per Diluted Share	% Growth Over 2011	Yen Impact on EPS
70.00	$7.02 - 7.21	10.9 - 13.9%	$.56
75.00	6.71 - 6.90	6.0 - 9.0	.25
79.73[2]	6.46 - 6.65	2.1 - 5.1	.00
80.00	6.45 - 6.64	1.9 - 4.9	(.01)
85.00	6.21 - 6.41	(1.9) - 1.1	(.25)

[1] *Excludes realized investment gains/losses (securities transactions, impairments, and the impact of derivative and hedging activities) and nonrecurring items in 2012 and 2011*

[2] *Actual 2011 weighted-average exchange rate*

INSURANCE OPERATIONS

Aflac's insurance business consists of two segments: Aflac Japan and Aflac U.S. Aflac Japan, which operates as a branch of Aflac, is the principal contributor to consolidated earnings. GAAP financial reporting requires that a company report financial and descriptive information about operating segments in its annual financial statements. Furthermore, we are required to report a measure of segment profit or loss, certain revenue and expense items, and segment assets.

We measure and evaluate our insurance segments' financial performance using operating earnings on a pretax basis. We define segment operating earnings as the profits we derive from our operations before realized investment gains and losses (securities transactions, impairments, and the impact of derivative and hedging activities) and nonrecurring items. We believe that an analysis of segment pretax operating earnings is vitally important to an understanding of the underlying profitability drivers and trends of our insurance business. Furthermore, because a significant portion of our business is conducted in Japan, we believe it is equally important to understand the impact of translating Japanese yen into U.S. dollars.

We evaluate our sales efforts using new annualized premium sales, an industry operating measure. New annualized premium sales, which include both new sales and the incremental increase in premiums due to conversions, represent the premiums that we would collect over a 12-month period, assuming the policies remain in force. For Aflac Japan, new annualized premium sales are determined by applications submitted during the reporting period. For Aflac U.S., new annualized premium sales are determined by applications that are issued during the reporting period. Premium income, or earned premiums, is a financial performance measure that reflects collected or due premiums that have been earned ratably on policies in force during the reporting period.

AFLAC JAPAN SEGMENT

Aflac Japan Pretax Operating Earnings

Changes in Aflac Japan's pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency and investment yields. The following table presents a summary of operating results for Aflac Japan for the years ended December 31.

Aflac Japan Summary of Operating Results

(In millions)	**2011**	2010	2009
Premium income	**$15,619**	$13,487	$12,178
Net investment income:			
Yen-denominated investment income	**1,799**	1,645	1,510
Dollar-denominated investment income	**889**	808	755
Net investment income	**2,688**	2,453	2,265
Other income (loss)	**46**	37	43
Total operating revenues	**18,353**	15,977	14,486
Benefits and claims	**11,037**	9,553	8,746
Operating expenses:			
Amortization of deferred policy acquisition costs	**686**	597	523
Insurance commissions	**1,179**	1,103	1,060
Insurance and other expenses	**1,593**	1,441	1,357
Total operating expenses	**3,458**	3,141	2,940
Total benefits and expenses	**14,495**	12,694	11,686
Pretax operating earnings[(1)]	**$ 3,858**	$ 3,283	$ 2,800
Weighted-average yen/dollar exchange rate	**79.73**	87.69	93.49

	In Dollars			In Yen		
Percentage change over previous year:	**2011**	2010	2009	**2011**	2010	2009
Premium income	**15.8%**	10.8%	14.1%	**5.4%**	3.8%	3.3%
Net investment income	**9.6**	8.3	10.3	**(.4)**	1.6	(.1)
Total operating revenues	**14.9**	10.3	13.7	**4.5**	3.4	3.0
Pretax operating earnings[(1)]	**17.5**	17.3	24.4	**6.8**	10.0	12.4

[(1)] *See the Insurance Operations section of this MD&A for our definition of segment operating earnings.*

The percentage increases in premium income in yen reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 7.0% in 2011, 4.6% in 2010 and 3.3% in 2009 reflect the high persistency of Aflac Japan's business and the sales of new policies. Annualized premiums in force at December 31, 2011, were 1.34 trillion yen, compared with 1.26 trillion yen in 2010 and 1.20 trillion yen in 2009. Annualized premiums in force, translated into dollars at respective year-end exchange rates, were $17.3 billion in 2011, $15.4 billion in 2010, and $13.0 billion in 2009.

Aflac Japan maintains a portfolio of dollar-denominated and reverse-dual currency securities (yen-denominated debt securities with dollar coupon payments). Dollar-denominated investment income from these assets accounted for approximately 33% of Aflac Japan's investment income in 2011, 2010 and 2009. In years when the yen strengthens in relation to the dollar, translating Aflac Japan's dollar-denominated investment income into yen lowers growth rates for net investment income, total operating revenues, and pretax operating earnings in yen terms. In years when the yen weakens, translating dollar-denominated investment income into yen magnifies growth rates for net investment income, total operating revenues, and pretax operating earnings in yen terms. Excluding foreign currency changes from the respective prior year, dollar-denominated investment income accounted for approximately 35% of Aflac Japan's investment income during 2011, compared with 34% in 2010 and 36% in 2009.

The following table illustrates the effect of translating Aflac Japan's dollar-denominated investment income and related items into yen by comparing certain segment results with those that would have been reported had yen/dollar exchange rates remained unchanged from the prior year.

Aflac Japan Percentage Changes Over Prior Year
(Yen Operating Results)

	Including Foreign Currency Changes			**Excluding Foreign Currency Changes**[2]		
	2011	2010	2009	**2011**	2010	2009
Net investment income	**(.4)%**	1.6%	(.1)%	**3.0%**	3.8%	3.4%
Total operating revenues	**4.5**	3.4	3.0	**5.1**	3.8	3.5
Pretax operating earnings[1]	**6.8**	10.0	12.4	**9.3**	12.1	15.1

[1] *See the Insurance Operations section of this MD&A for our definition of segment operating earnings.*
[2] *Amounts excluding foreign currency changes on dollar-denominated items were determined using the same yen/dollar exchange rate for the current year as each respective prior year.*

The following table presents a summary of operating ratios in yen terms for Aflac Japan for the years ended December 31.

Ratios to total revenues:	**2011**	2010	2009
Benefits and claims	**60.1%**	59.8%	60.4%
Operating expenses:			
Amortization of deferred policy acquisition costs	**3.7**	3.7	3.6
Insurance commissions	**6.4**	6.9	7.3
Insurance and other expenses	**8.8**	9.0	9.4
Total operating expenses	**18.9**	19.6	20.3
Pretax operating earnings[1]	**21.0**	20.6	19.3

[1] *See the Insurance Operations section of this MD&A for our definition of segment operating earnings.*

Aflac Japan's financial results for 2011 reflected a provision of 3.0 billion yen, or $37 million, for claims related to the earthquake and tsunami that occurred in Japan on March 11, 2011. These claims were offset by reserve releases and reinsurance of 2.0 billion yen, or $25 million, resulting in a net income statement impact of 1.0 billion yen, or $12 million, in 2011. The financial results also reflected .7 billion yen, or $8 million, of operating expenses in the first quarter of 2011 resulting from the earthquake and tsunami. Based on our claims experience to date and our claims estimates, we believe that our initial provision is adequate. The natural disaster and its related events have not had a material impact on our financial position or results of operations.

In the past several years, the benefit ratio for our health products has been positively impacted by favorable claim trends, primarily in our cancer product line. We expect this downward claim trend to continue. However, for several years, the rate of decline in Aflac Japan's benefit ratio has moderated, due primarily to strong sales results in our ordinary products including WAYS and child endowment. These products have higher benefit ratios and lower expense ratios than our third sector products. The benefit ratio has also been impacted by the effect of low investment yields and portfolio derisking, both of which impact our profit margin by reducing the spread between investment yields and required interest on policy reserves (see table and discussion in the Interest Rate Risk subsection of this MD&A). Despite a slight increase in the benefit ratio in 2011, the decrease in the operating expense ratio resulted in an increase in the pretax operating profit margin, compared with 2010. In 2012, we expect to achieve our profit objectives through better-than-average premium growth associated with the life products and somewhat lower profit margins due to the change in business mix discussed above.

Aflac Japan Sales

In 2011, Aflac Japan generated its largest annual production in its 36-year history. Our upwardly revised objective for 2011 was for sales to be flat to up 5% in yen. New annualized premium sales significantly exceeded our expectations during 2011 and rose to 161.0 billion yen, an 18.6% increase compared with 2010. The following table presents Aflac Japan's new annualized premium sales for the years ended December 31.

	In Dollars			In Yen		
(In millions of dollars and billions of yen)	**2011**	2010	2009	**2011**	2010	2009
New annualized premium sales	**$2,027**	$1,554	$1,310	**161.0**	135.8	122.3
Increase (decrease) over prior year	**30.5%**	18.6%	17.5%	**18.6%**	11.0%	6.7%

The following table details the contributions to new annualized premium sales by major insurance product for the years ended December 31.

	2011	2010	2009
Medical	**22%**	34%	39%
Cancer	**20**	22	28
Ordinary life:			
Child endowment	**17**	19	9
WAYS	**26**	9	6
Other ordinary life	**10**	12	14
Other	**5**	4	4
Total	**100%**	100%	100%

The bank channel generated new annualized premium sales of 46.5 billion yen in 2011, an increase of 133.9% over 2010. Bank channel sales generated 29% of new annualized premium sales for Aflac Japan in 2011, compared with 15% in 2010 and 6% in 2009. As the bank channel has become a larger contributor to sales, Aflac Japan has enhanced its product portfolio to better meet the needs of banks. These products include our child endowment product and WAYS, a product that we first introduced in 2006 and introduced to the bank channel in 2009. WAYS has been a primary driver of Aflac Japan's sales increase in 2011. The average premium for WAYS sold through the bank channel, the primary distribution outlet for this product, is about ten times the average premium for cancer and medical products, making it a strong contributor to revenue growth. Sales of WAYS were 42.1 billion yen during 2011, an increase of 248.0% over 2010. Our profit margin on WAYS is significantly enhanced when policyholders elect to pay premiums upfront using the "discounted advance premium" option. Approximately 90% of customers at banks choose this payment option.

Cancer insurance sales increased 5.8% during 2011, compared with 2010. The increase primarily reflected sales of the new base cancer policy, DAYS, which was introduced at the end of March 2011, and DAYS PLUS, which upgrades older cancer policies. The enhancements in this new base policy are a response to the changes in cancer treatment as well as our commitment to being the number one provider of cancer insurance in Japan. We are convinced that the affordable cancer products Aflac Japan provides will continue to be an important part of our product portfolio.

Medical insurance sales decreased 22.7% during 2011, compared with 2010, primarily due to our traditional sales channels being focused on selling our DAYS and DAYS PLUS cancer policies. Despite the comparative sales decrease, we maintained our position as the number one seller of medical insurance policies in Japan. With continued cost pressure on Japan's health care system, we expect the need for medical products will continue to rise in the future, and we remain encouraged about the outlook for the medical insurance market.

Sales of our child endowment product increased 8.3% in 2011, compared with 2010, however on a quarterly basis subsequent to the first quarter of 2011, sales of this product have either declined or remained flat compared to the comparable period in 2010. Having sold the child endowment product for more than two years, we have already made a first attempt at selling this product to the eligible target market of families with young children. We expect

child endowment sales to decline in 2012 as our distribution channels remain focused on selling WAYS and our new cancer product DAYS.

At December 31, 2011, we had agreements to sell our products at 370 banks, or more than 90% of the total number of banks in Japan. We have seen sales steadily improve at many of these bank branches as training has taken place and as many banks expand their offerings of Aflac products. We believe we have significantly more banks selling our third sector insurance products than any other insurer operating in Japan. We believe our long-standing and strong relationships within the Japanese banking sector, along with our strategic preparations, have proven to be an advantage as this channel opened up for our types of products.

We remain committed to selling through our traditional channels. These channels include affiliated corporate agencies, independent corporate agencies and individual agencies. In 2011, we recruited approximately 5,000 new sales agencies, an increase of 3.8% over 2010. At December 31, 2011, Aflac Japan was represented by more than 19,700 sales agencies and more than 120,700 licensed sales associates employed by those agencies.

We believe that there is still a continued need for our products in Japan. We expect that our strong sales results in 2011 will create difficult comparisons in 2012. Following strong sales growth in 2010 and 2011, our objective for 2012 is for new annualized premium sales to be in the range of down 2% to down 5% in Japan.

Aflac Japan Investments

Growth of investment income in yen is affected by available cash flow from operations, the timing of investing the cash flow, yields on new investments, and the effect of yen/dollar exchange rates on dollar-denominated investment income. Aflac Japan has invested in privately issued securities to secure higher yields than those available on Japanese government or other public corporate bonds, while still adhering to prudent standards for credit quality. All of our privately issued securities are rated investment grade at the time of purchase. These securities are generally issued with documentation consistent with standard medium-term note programs. In addition, many of these investments have protective covenants appropriate to the specific issuer, industry and country. These covenants often require the issuer to adhere to specific financial ratios and give priority to repayment of our investment under certain circumstances.

The following table presents the results of Aflac Japan's investment yields for the years ended December 31.

	2011	2010	2009
New money yield – yen only	**2.39%**	2.39%	2.80%
New money yield – blended	**2.48**	2.63	3.03
Return on average invested assets, net of investment expenses	**3.18**	3.48	3.65

The decrease in the Aflac Japan's blended new money yield reflects the low level of interest rates. At December 31, 2011, the yield on Aflac Japan's investment portfolio, including dollar-denominated investments, was 3.29%, compared with 3.56% a year ago. In order to address our challenge of investing in Japan's low-interest-rate environment, in 2011 and 2010, we increased the amount Aflac Japan invested in higher-yielding dollar-denominated securities, including U.S. Treasury strips. We sold these U.S. Treasury strips at the end of 2011, when U.S. Treasury yields decreased, in order to realize investment gains.

The following table presents the composition of total investments by sector, at amortized cost, and cash for Aflac Japan ($91.9 billion in 2011 and $78.4 billion in 2010) as of December 31.

Composition of Portfolio by Sector

	2011	2010
Debt and perpetual securities, at amortized cost:		
Banks/financial institutions[(1)]	**26.8%**	34.9%
Government and agencies	**32.5**	21.6
Municipalities	**.9**	.8
Public utilities	**11.8**	12.8
Collateralized debt obligations	**.0**	.1
Sovereign and supranational	**6.8**	7.7
Mortgage- and asset-backed securities	**1.4**	1.9
Other corporate[(2)]	**18.0**	18.9
Total debt and perpetual securities	**98.2**	98.7
Equity securities and other	**.2**	.2
Cash and cash equivalents	**1.6**	1.1
Total investments and cash	**100.0%**	100.0%

[(1)] Includes 6.9% and 9.3% of perpetual securities at December 31, 2011 and 2010, respectively.
[(2)] Includes .4% of perpetual securities at December 31, 2011 and 2010.

Our highest sector concentrations are in government and agencies and banks and financial institution securities. In regards to banks and financial institutions, our investment discipline begins with a top-down approach. We first approve each country we invest in, and within those countries, we primarily invest in financial institutions that are strategically crucial to each country's economy. The banks and financial institutions sector is a highly regulated industry and plays a strategic role in the global economy. While this is our second largest sector concentration, we achieve some degree of diversification through a geographically diverse universe of credit exposures. See Note 3 of the Notes to the Consolidated Financial Statements and the Market Risks of Financial Instruments – Credit Risk subsection of MD&A for more information regarding the sector concentrations of our investments.

Yen-denominated debt and perpetual securities accounted for 91% of Aflac Japan's total debt and perpetual securities at December 31, 2011 and 2010, at amortized cost.

Funds available for investment include cash flows from operations, investment income, and funds generated from bond swaps, maturities and redemptions. Aflac Japan purchased debt security investments at aggregate acquisition cost of approximately 2,012.0 billion yen in 2011 (approximately $25.5 billion), 790.4 billion yen in 2010 (approximately $9.1 billion), and 955.6 billion yen in 2009 (approximately $10.1 billion). The purchases in 2011 were largely related to a bond-swap program as discussed further below. During the three-year period ended December 31, 2011, there were no purchases of perpetual securities, and equity security purchases were immaterial.

The following table presents the composition of debt security purchases for Aflac Japan by sector, as a percentage of acquisition cost, for the years ended December 31.

Composition of Purchases by Sector

	2011	2010	2009
Debt security purchases, at cost:			
Banks/financial institutions	**3.9%**	8.5%	4.6%
Government and agencies	**83.7**	55.1	49.3
Municipalities	**.7**	2.5	3.3
Public utilities	**2.4**	11.4	14.4
Sovereign and supranational	**.5**	5.8	11.2
Mortgage- and asset-backed securities	**.0**	2.3	1.9
Other corporate	**8.8**	14.4	15.3
Total	**100.0%**	100.0%	100.0%

The change in allocation of purchases from year to year is based on diversification objectives, relative value and availability of investment opportunities. The increase in purchases of securities in the government and agencies sector in 2011 was due to the investment in Japanese Government Bonds (JGBs) as part of a bond-swap program and as reinvestment of proceeds from sales of other securities. In addition, we purchased U.S. Treasury strips which were subsequently sold before the end of the year.

We use specific criteria to judge the credit quality of both existing and prospective investments. Furthermore, we use several methods to monitor these criteria, including credit rating services and internal credit analysis. The ratings referenced in the two tables below are based on the ratings designations provided by the major credit rating agencies (Fitch Ratings ("Fitch"), Moody's Investors Service ("Moody's") and Standard & Poor's Ratings Services ("S&P")) or, if not rated, are assigned based on our internal analysis of such securities. For investment grade securities where the ratings assigned by the major credit agencies are not equivalent, we use the highest rating that is assigned. For a description of the ratings methodology that we use when a security is split-rated (one rating agency rates the security as investment grade while another rating agency rates the same security as below investment grade), see "Market Risks of Financial Instruments - Below-Investment-Grade and Split-Rated Securities" in the Analysis of Financial Condition section of this MD&A.

The distributions by credit rating of Aflac Japan's purchases of debt securities for the years ended December 31, based on acquisition cost, were as follows:

Composition of Purchases by Credit Rating

	2011	2010	2009
AAA	**7.0%**	.8%	7.9%
AA	**79.5**	68.9	62.9
A	**7.5**	18.5	28.5
BBB	**5.4**	11.8	.7
BB or lower	**.6**	.0	.0
Total	**100.0%**	100.0%	100.0%

Our purchases of securities are determined through an evaluation of attractive relative value that securities present while still meeting our investment policy guidelines for liquidity, safety and quality. The increase in purchases of AAA rated securities during 2011 was due to purchases of U.S. Treasury strips that were subsequently sold prior to the end of the year. The increase in purchases of AA rated securities during 2011 was primarily due to the purchase of JGBs as discussed above. The purchases of BB or lower rated securities during 2011 was due to a limited program that we initiated in May 2011 to invest in senior secured bank loans to U.S. and Canadian corporate borrowers, most of which have below-investment-grade ratings. The program is managed externally by a third party firm specializing in this asset class. Its mandate requires a minimum average credit quality of BB-/Ba3, no loans rated below B/B2, and no exposure to any individual credit greater than 3% of the program's assets. The objectives of this program include enhancing the yield on invested assets, achieving further diversification of credit risk, and mitigating the risk of rising interest rates through the acquisition of floating rate assets.

The distributions of debt and perpetual securities owned by Aflac Japan, by credit rating, as of December 31 were as follows:

Composition of Portfolio by Credit Rating

	2011		2010	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
AAA	**2.4%**	**2.5%**	3.1%	3.4%
AA	**44.3**	**45.5**	38.3	39.4
A	**29.3**	**29.7**	34.6	35.2
BBB	**18.2**	**17.2**	17.6	17.4
BB or lower	**5.8**	**5.1**	6.4	4.6
Total	**100.0%**	**100.0%**	100.0%	100.0%

The overall credit quality of Aflac Japan's investments remained high. At the end of 2011, 94.2% of Aflac Japan's debt and perpetual securities were rated investment grade, on an amortized cost basis. See Notes 3 and 5 of the Notes to the Consolidated Financial Statements and the Analysis of Financial Condition section of this MD&A for additional information on our investments.

Japanese Economy

Japan's economy experienced downward pressure in 2011 due to the effects of the earthquake and tsunami that occurred on March 11, 2011. However, according to monthly reports published by the Bank of Japan in 2011, the economy showed signs of the improvement in the months following the natural disaster. Production and exports increased at a moderate pace after declining sharply following the earthquake. In addition, both housing investment and private consumption showed signs of improvement. However, The Bank of Japan's January 2012 *Monthly Report of Recent Economic and Financial Developments* stated that, due to effects of the slowdown in overseas economies and the appreciation of the yen, economic activity and production exports have been more or less flat as of the end of 2011. Signs of improvement are still present, as housing investment has generally increased, public investment has stopped declining, and private consumption has remained firm. The report projected that Japan's economy is expected to gradually return to a moderate recovery path as the pace of recovery in overseas economies improves and reconstruction demand related to the tsunami and earthquake disaster gradually materializes. Exports and production are expected to remain more or less flat for the time being and increase moderately thereafter, housing investment and public investment are expected to increase gradually, and private consumption is expected to remain firm.

Japanese Regulatory Environment

Japan's Financial Services Agency (FSA) maintains a solvency standard, which is used by Japanese regulators to monitor the financial strength of insurance companies. The FSA will apply a revised method of calculating the solvency margin ratio for life insurance companies as of fiscal year-end 2011 (March 31, 2012) and has encouraged the disclosure of the ratio as reference information as of fiscal year-end 2010 (March 31, 2011). The FSA had commented that the revision would generally reduce life insurance companies' solvency margin ratios to approximately half the level of those reported under the current calculation method. As of December 31, 2011, Aflac Japan's solvency margin ratio was 985.8% using the current calculation method and, disclosed as reference information, was 547.3% under the new standards. As expected, based on the results of the calculation of the solvency margin ratio under the new standards, Aflac Japan's relative position within the industry has not materially changed.

In 2005, legislation aimed at privatizing Japan's postal system (Japan Post) was enacted into law. The privatization laws split Japan Post into four entities that began operating in October 2007. In 2007, one of these entities selected Aflac Japan as its provider of cancer insurance to be sold through its post offices, and, in 2008, we began selling cancer insurance through these post offices. Japan Post has historically been a popular place for consumers to purchase insurance products. Currently, our products are being offered in approximately 1,000 post

offices. The ruling coalition is currently in discussions with the major opposition parties regarding the direction of postal reform going forward. Regardless, we believe that the Diet debate on postal reform is unlikely to change Aflac Japan's relationship with the post office company.

AFLAC U.S. SEGMENT

Aflac U.S. Pretax Operating Earnings

Changes in Aflac U.S. pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency and investment yields. The following table presents a summary of operating results for Aflac U.S. for the years ended December 31.

Aflac U.S. Summary of Operating Results

(In millions)	**2011**	2010	2009
Premium income	**$4,743**	$4,586	$4,444
Net investment income	**588**	549	499
Other income	**10**	11	10
Total operating revenues	**5,341**	5,146	4,953
Benefits and claims	**2,713**	2,553	2,561
Operating expenses:			
Amortization of deferred policy acquisition costs	**416**	433	419
Insurance commissions	**546**	534	508
Insurance and other expenses	**749**	702	689
Total operating expenses	**1,711**	1,669	1,616
Total benefits and expenses	**4,424**	4,222	4,177
Pretax operating earnings[1]	**$ 917**	$ 924	$ 776
Percentage change over previous year:			
Premium income	**3.4%**	3.2%	4.0%
Net investment income	**7.1**	9.9	(1.1)
Total operating revenues	**3.8**	3.9	3.5
Pretax operating earnings[1]	**(.8)**	19.2	4.1

[1] *See the Insurance Operations section of this MD&A for our definition of segment operating earnings.*

Annualized premiums in force increased 4.3% in 2011, .3% in 2010 and 3.5% in 2009. Annualized premiums in force at December 31 were $5.2 billion in 2011, compared with $5.0 billion in 2010 and 2009.

The following table presents a summary of operating ratios for Aflac U.S. for the years ended December 31.

Ratios to total revenues:	**2011**	2010	2009
Benefits and claims	**50.8%**	49.6%	51.7%
Operating expenses:			
Amortization of deferred policy acquisition costs	**7.8**	8.4	8.5
Insurance commissions	**10.2**	10.4	10.3
Insurance and other expenses	**14.0**	13.6	13.8
Total operating expenses	**32.0**	32.4	32.6
Pretax operating earnings[1]	**17.2**	18.0	15.7

[1] *See the Insurance Operations section of this MD&A for our definition of segment operating earnings.*

In 2010, the pretax operating profit margin and benefit ratio were positively impacted by the loss of a large payroll account, which resulted in the release of the future policy benefit reserves and amortization of the deferred policy acquisition costs for policies associated with the account. As expected, our benefit ratio increased in 2011 toward more normal levels, compared with 2010. The expense ratio decreased in 2011; however, the offsetting

increase in the benefit ratio resulted in a decline in the pretax operating profit margin, compared with 2010. In 2012, we expect the benefit and expense ratios and pretax operating profit margin to be similar to those experienced in 2011.

Aflac U.S. Sales

In 2011, Aflac U.S. generated new annualized premium sales growth of 6.8%, compared with prior year, exceeding our annual sales expectation of flat to 5% sales growth. We believe this sales improvement reflects our intense focus on supporting our field force with enhanced products, including group products, and other resources that help our sales force approach selling in the current economic environment more effectively. The following table presents Aflac's U.S. new annualized premium sales for the years ended December 31.

(In millions)	**2011**	2010	2009
New annualized premium sales	**$1,476**	$1,382	$1,453
Increase (decrease) over prior year	**6.8%**	(4.9)%	(6.4)%

The following table details the contributions to new annualized premium sales by major insurance product category for the years ended December 31.

	2011	2010	2009
Income-loss protection:			
Short-term disability	**18%**	17%	18%
Life	**6**	6	6
Asset-loss protection:			
Accident	**30**	30	30
Critical care[(1)]	**24**	23	23
Supplemental medical:			
Hospital indemnity	**16**	18	17
Dental/vision	**6**	6	6
Total	**100%**	100%	100%

(1) Includes cancer, critical illness and hospital intensive care products

New annualized premium sales for accident insurance, our leading product category, increased 5%, short-term disability sales increased 13%, critical care insurance sales (including cancer insurance) increased 11%, and hospital indemnity insurance sales decreased 6% in 2011, compared with 2010.

Our sales and marketing areas have synchronized their efforts by creating strategies that continue to benefit our sales results. In 2011, we pursued sales through "Smart Launches," which are product-specific coordinated sales marketing efforts geared toward existing accounts. These efforts, which included strategic product pushes of enhanced products including dental and short-term disability, contributed to sales for our veteran agents selling to existing accounts.

As part of our U.S. sales strategy, we continue to focus on growing and enhancing the effectiveness of our U.S. sales force. Field force recruiting continued to benefit from targeted national advertising campaigns that we began in January 2011. These campaigns contributed significantly to our 10.5% increase in recruits during 2011, compared with 2010. We recruited more than 24,400 new sales associates during 2011, resulting in approximately 74,800 licensed sales associates as of December 31, 2011.

In addition to expanding the size and capabilities of our traditional sales force, we are encouraged about the opportunities to broaden our distribution by pursuing and strengthening relationships with insurance brokers. Insurance brokers have been a historically underleveraged sales channel for Aflac, so we have been developing relationships with brokers the past several years that complement our traditional distribution system. We have a management team experienced in broker sales, and we are supporting this initiative with streamlined products, targeted broker-specific advertising campaigns, customized enrollment technology, and competitive compensation.

Our group products sold through Aflac Group Insurance have enhanced sales opportunities not only for brokers but also for our traditional sales force of individual associates, especially when they pursue larger payroll accounts.

In 2011, sales from Aflac Group Insurance increased 118.1%, compared with the prior year, to $181 million, representing 12% of new annualized premium sales for Aflac U.S.

Although we remain somewhat cautious in our short-term sales outlook for Aflac U.S., our longer-term view has not changed. We believe the need for the products we sell remains strong, and that the United States provides a vast and accessible market for our products. We are taking measures to better reach potential customers through our product and distribution strategy, which includes broadening our product portfolio to include group products in addition to our traditional individually issued products. The addition of the group product platform and our growing broker initiative only serve to enhance our ability to leverage the Aflac brand to reach employees at more companies, large and small, across the United States. Following the passage of health care reform in 2010, we believe employers and consumers will increasingly come to understand the need for the products we offer, just as they have in Japan. For 2012, our objective is for Aflac U.S. new annualized premium sales to increase in the range of 3% to 8%.

Aflac U.S. Investments

The following table presents the results of Aflac's U.S. investment yields for the years ended December 31.

	2011	2010	2009
New money yield	**5.75%**	5.82%	7.26%
Return on average invested assets, net of investment expenses	**6.41**	6.37	6.66

The decrease in the U.S. new money yield in 2011 reflects a low level of interest rates and tightening credit spreads. At December 31, 2011, the portfolio yield on Aflac's U.S. portfolio was 6.72%, compared with 6.92% a year ago. We have investments that support $200 million of variable interest rate funding agreements issued by Aflac U.S. Because these investments do not support our core policyholder benefit obligations, the yield on these investments is not included in the Aflac U.S. portfolio yield or in the yields listed in the above table.

The following table presents the composition of total investments by sector, at amortized cost, and cash for Aflac U.S. ($9.2 billion in 2011 and $9.1 billion in 2010) as of December 31.

Composition of Portfolio by Sector

	2011	2010
Debt and perpetual securities, at amortized cost:		
Banks/financial institutions[1]	**20.8%**	23.6%
Government and agencies	**.2**	.2
Municipalities	**8.0**	8.3
Public utilities	**17.6**	16.0
Sovereign and supranational	**2.4**	2.0
Mortgage- and asset-backed securities	**.5**	3.8
Other corporate	**47.1**	40.4
Total debt and perpetual securities	**96.6**	94.3
Cash and cash equivalents	**3.4**	5.7
Total investments and cash	**100.0%**	100.0%

[1] *Includes 1.9% and 2.6% of perpetual securities at December 31, 2011 and 2010, respectively.*

See Note 3 of the Notes to the Consolidated Financial Statements and the Market Risks of Financial Instruments – Credit Risk subsection of MD&A for more information regarding the sector concentrations of our investments.

Funds available for investment include cash flows from operations, investment income, and funds generated from bond swaps, maturities and redemptions. Aflac U.S. purchased debt security investments at an aggregate acquisition cost of approximately $1.5 billion in 2011, $1.9 billion in 2010 and $1.0 billion in 2009. We purchased no perpetual or equity securities during the three-year period ended December 31, 2011. The following table presents the composition of debt security purchases for Aflac U.S. by sector, as a percentage of acquisition cost, for the years ended December 31.

Composition of Purchases by Sector

	2011	2010	2009
Debt security purchases, at cost:			
Banks/financial institutions	**4.5%**	4.2%	12.5%
Municipalities	**12.8**	19.0	33.0
Public utilities	**16.6**	21.6	10.1
Sovereign and supranational	**.0**	.6	.7
Mortgage- and asset-backed securities	**.0**	.0	3.0
Other corporate	**66.1**	54.6	40.7
Total	**100.0%**	100.0%	100.0%

The change in allocation of purchases from year to year is based on diversification objectives, relative value and availability of investment opportunities.

We use specific criteria to judge the credit quality of both existing and prospective investments. Furthermore, we use several methods to monitor these criteria, including credit rating services and internal credit analysis. The ratings referenced in the two tables below are based on the ratings designations provided by the major credit rating agencies (Fitch, Moody's and S&P) or, if not rated, are assigned based on our internal analysis of such securities. For investment grade securities where the ratings assigned by the major credit agencies are not equivalent, we use the highest rating that is assigned. For a description of the ratings methodology that we use when a security is split-rated, see "Market Risks of Financial Instruments - Below-Investment-Grade and Split-Rated Securities" in the Analysis of Financial Condition section of this MD&A.

The distributions by credit rating of Aflac's U.S. purchases of debt securities for the years ended December 31, based on acquisition cost, were as follows:

Composition of Purchases by Credit Rating

	2011	2010	2009
AAA	**.1%**	1.6%	4.9%
AA	**12.1**	21.5	17.8
A	**50.5**	53.6	61.4
BBB	**37.3**	23.3	15.9
Total	**100.0%**	100.0%	100.0%

Our purchases of securities are determined through an evaluation of attractive relative value that securities present while still meeting our investment policy guidelines for liquidity, safety and quality.

The distributions of debt and perpetual securities owned by Aflac U.S., by credit rating, as of December 31 were as follows:

Composition of Portfolio by Credit Rating

	2011		2010	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
AAA	**1.4%**	**1.4%**	5.2%	5.0%
AA	**11.4**	**11.8**	12.6	12.8
A	**50.7**	**52.5**	47.4	48.0
BBB	**33.1**	**31.5**	30.5	30.1
BB or lower	**3.4**	**2.8**	4.3	4.1
Total	**100.0%**	**100.0%**	100.0%	100.0%

The overall credit quality of Aflac U.S. investments remained high. At the end of 2011, 96.6% of Aflac U.S. debt and perpetual securities were rated investment grade, on an amortized cost basis. See Notes 3 and 5 of the Notes to the Consolidated Financial Statements and the Analysis of Financial Condition section of this MD&A for additional information on our investments.

U.S. Economy

Operating in the U.S. economy continues to be challenging. We generated sales growth that exceeded our expectations for 2011, but even so, ongoing low confidence levels from consumers and small businesses coupled with fewer employees at the worksite continue to pose sales challenges. Our group products and growing relationships with insurance brokers that handle the larger-case market are helping us as we expand our reach to do business with larger businesses. However, most of our business continues to revolve around small business owners and accounts with fewer than 100 employees. Small businesses, in particular, have proven to be especially vulnerable to ongoing economic weakness, and both small-business owners and their workers are anxious about the future. Workers at small businesses are holding back on increasing their spending for voluntary insurance products. Although we believe that the weakened U.S. economy has dampened our sales growth, we also believe our products remain affordable to the average American consumer. We believe that consumers' underlying need for our U.S. product line remains strong, and that the United States remains a sizeable and attractive market for our products.

U.S. Regulatory Environment

In March 2010, President Barack Obama signed the Patient Protection and Affordable Care Act (PPACA) to give Americans of all ages and income levels access to comprehensive major medical health insurance. The primary subject of the new legislation is major medical insurance; therefore, the PPACA, as enacted, does not directly affect the design of our insurance products or our sales model. Our experience with Japan's national health care environment leads us to believe that the need for our products will only increase over the coming years.

In July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the Dodd-Frank Act, which, among other things, created a Financial Stability and Oversight Council. The Council may designate by a two-thirds vote whether certain insurance companies and insurance holding companies pose a grave threat to the financial stability of the United States, in which case such nonbank financial companies would become subject to prudential regulation by the Board of Governors of the U.S. Federal Reserve (the Board), including capital requirements, leverage limits, liquidity requirements and examinations. The Board may limit such company's ability to enter into merger transactions, restrict its ability to offer financial products, require it to terminate one or more activities, or impose conditions on the manner in which it conducts activities. The Dodd-Frank Act also established a Federal Insurance Office under the U.S. Treasury Department to monitor all aspects of the insurance industry and of lines of business other than certain health insurance, certain long-term care insurance and crop insurance. Traditionally, U.S. insurance companies have been regulated primarily by state insurance departments. The Dodd-Frank Act requires extensive rule-making and other future regulatory action, which in some cases will take a period of years to implement. We believe that Aflac would not likely be considered a company that would pose a systemic risk to the financial stability of the United States. However, at the current time, it is not possible to predict with any degree of certainty what impact, if any, the Dodd-Frank Act will have on our U.S. business, financial condition, or results of operations.

OTHER OPERATIONS

Corporate operating expenses consist primarily of personnel compensation, benefits, and facilities expenses. Corporate expenses, excluding investment income, were $74 million in 2011, $67 million in 2010 and $77 million in 2009. Investment income included in reported corporate expenses was $10 million in 2011, $11 million in 2010 and $9 million in 2009.

ANALYSIS OF FINANCIAL CONDITION

Our financial condition has remained strong in the functional currencies of our operations. The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes.

The following table demonstrates the effect of the change in the yen/dollar exchange rate by comparing select balance sheet items as reported at December 31, 2011, with the amounts that would have been reported had the exchange rate remained unchanged from December 31, 2010.

Impact of Foreign Exchange on Balance Sheet Items

(In millions)	As Reported	Exchange Effect	Net of Exchange Effect
Yen/dollar exchange rate[1]	77.74		81.49
Investments and cash	$103,462	$3,810	$ 99,652
Deferred policy acquisition costs	10,654	356	10,298
Total assets	117,102	4,237	112,865
Policy liabilities	94,593	3,982	90,611
Total liabilities	103,596	4,253	99,343

[1] The exchange rate at December 31, 2011, was 77.74 yen to one dollar, or 4.8% stronger than the December 31, 2010, exchange rate of 81.49.

Market Risks of Financial Instruments

Our investment philosophy is to maximize investment income while emphasizing liquidity, safety and quality. Our investment objective, subject to appropriate risk constraints, is to fund policyholder obligations and other liabilities in a manner that enhances shareholders' equity. We seek to achieve this objective through a diversified portfolio of fixed-income investments that reflects the characteristics of the liabilities it supports. Aflac invests primarily within the fixed income securities markets.

The following table details investment securities by segment as of December 31.

Investment Securities by Segment

	Aflac Japan		Aflac U.S.	
(In millions)	**2011**	2010	**2011**	2010
Securities available for sale, at fair value:				
Fixed maturities	**$37,473**	$39,485	**$ 9,961**[1]	$8,750[1]
Perpetual securities	**6,271**	7,233	**168**	279
Equity securities	**25**	23	**0**	0
Total available for sale	**43,769**	46,741	**10,129**	9,029
Securities held to maturity, at amortized cost:				
Fixed maturities	**47,009**	30,084	**0**	0
Total held to maturity	**47,009**	30,084	**0**	0
Total investment securities	**$90,778**	$76,825	**$10,129**	$9,029

[1] Excludes investment-grade, available-for-sale fixed-maturity securities held by the Parent Company of $138 in 2011 and $120 in 2010.

Because we invest in fixed-income securities, our financial instruments are exposed primarily to three types of market risks: currency risk, interest rate risk and credit risk.

Currency Risk

The functional currency of Aflac Japan's insurance operation is the Japanese yen. All of Aflac Japan's premiums, claims and commissions are received or paid in yen, as are most of its investment income and other expenses. While we have been investing a portion of our yen cash flow in dollar-denominated securities, most of

Aflac Japan's investments, cash and liabilities are yen-denominated. When yen-denominated securities mature or are sold, the proceeds are generally reinvested in yen-denominated securities. Aflac Japan holds these yen-denominated assets to fund its yen-denominated policy obligations. In addition, Aflac Incorporated has yen-denominated debt obligations.

Although we generally do not convert yen into dollars, we do translate financial statement amounts from yen into dollars for financial reporting purposes. Therefore, reported amounts are affected by foreign currency fluctuations. We report unrealized foreign currency translation gains and losses in accumulated other comprehensive income.

Aflac Japan maintains a portfolio of reverse-dual currency securities (yen-denominated debt securities with dollar coupon payments), which exposes Aflac to changes in foreign exchange rates. This foreign currency effect is accounted for as a component of unrealized gains or losses on available-for-sale securities in accumulated other comprehensive income. When the yen strengthens against the dollar, shareholders' equity is negatively impacted and, conversely, when the yen weakens against the dollar, shareholders' equity is positively impacted. Aflac Japan invests a portion of its assets in reverse-dual currency securities to provide a higher yield than those available on Japanese government or other public corporate bonds, while still adhering to prudent standards of credit quality. The yen/dollar exchange rate would have to strengthen to approximately 46 before the yield on these instruments would equal that of a comparable yen-denominated instrument.

On a consolidated basis, we attempt to minimize the exposure of shareholders' equity to foreign currency translation fluctuations. We accomplish this by investing a portion of Aflac Japan's investment portfolio in dollar-denominated securities and by the Parent Company's issuance of yen-denominated debt (for additional information, see the discussion under the Hedging Activities subsection of MD&A). As a result, the effect of currency fluctuations on our net assets is reduced.

The following table demonstrates the effect of foreign currency fluctuations by presenting the dollar values of our yen-denominated assets and liabilities, and our consolidated yen-denominated net asset exposure at selected exchange rates as of December 31.

Dollar Value of Yen-Denominated Assets and Liabilities at Selected Exchange Rates

(In millions)		**2011**			2010	
Yen/dollar exchange rates	**62.74**	**77.74(1)**	**92.74**	66.49	81.49(1)	96.49
Yen-denominated financial instruments:						
Assets:						
Securities available for sale:						
Fixed maturities	**$ 31,405**	**$25,345**	**$21,246**	$35,905	$29,296	$24,742
Fixed maturities – consolidated variable interest entities	**3,402**	**2,746**	**2,302**	3,637	2,968	2,506
Perpetual securities	**6,117**	**4,937**	**4,138**	6,911	5,638	4,762
Perpetual securities – consolidated variable interest entities	**1,477**	**1,192**	**999**	1,745	1,424	1,203
Equity securities	**24**	**19**	**16**	23	19	16
Securities held to maturity:						
Fixed maturities	**57,451**	**46,366**	**38,867**	36,119	29,470	24,889
Fixed maturities – consolidated variable interest entities	**797**	**643**	**539**	752	614	518
Cash and cash equivalents	**1,737**	**1,402**	**1,175**	939	766	647
Other financial instruments	**183**	**147**	**124**	153	125	105
Subtotal	**102,593**	**82,797**	**69,406**	86,184	70,320	59,388
Liabilities:						
Notes payable	**1,599**	**1,291**	**1,082**	1,280	1,044	882
Japanese policyholder protection corporation	**88**	**71**	**60**	132	108	91
Subtotal	**1,687**	**1,362**	**1,142**	1,412	1,152	973
Net yen-denominated financial instruments	**100,906**	**81,435**	**68,264**	84,772	69,168	58,415
Other yen-denominated assets	**11,487**	**9,271**	**7,771**	10,338	8,435	7,124
Other yen-denominated liabilities	**112,842**	**91,069**	**76,339**	95,441	77,873	65,767
Consolidated yen-denominated net assets (liabilities) subject to foreign currency fluctuation	**$ (449)**	**$ (363)**	**$ (304)**	$ (331)	$ (270)	$ (228)

(1) *Actual period-end exchange rate*

Effective January 1, 2010, we were required to consolidate certain variable interest entities (VIEs) upon the adoption of new accounting guidance. Prior to the adoption of this new accounting guidance, our beneficial interest in certain VIEs was a yen-denominated available-for-sale fixed maturity security. Upon consolidation on January 1, 2010, the original yen-denominated investment was derecognized and the underlying U.S. dollar-denominated fixed-maturity or perpetual securities and cross-currency swaps were recognized. While the combination of a U.S. dollar-denominated investment and cross-currency swap economically creates a yen-denominated investment, these investments will create foreign currency fluctuations but have no impact on our net investment hedge position. For additional information, see the Hedging Activities subsection of MD&A.

Some of the consolidated VIEs in our Aflac Japan portfolio use foreign currency swaps to convert foreign denominated cash flows to yen, the functional currency of Aflac Japan, in order to minimize cash flow fluctuations. Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed upon exchange rate. There may also be periodic exchanges of payments at specified intervals based on the agreed upon rates and notional amounts.

We are exposed to economic currency risk only when yen funds are actually converted into dollars. This primarily occurs when we repatriate yen-denominated funds from Aflac Japan to Aflac U.S., which is generally done annually. The exchange rates prevailing at the time of repatriation will differ from the exchange rates prevailing at the time the yen profits were earned. A portion of the repatriation may be used to service Aflac Incorporated's yen-denominated notes payable with the remainder converted into dollars.

Interest Rate Risk

Our primary interest rate exposure is to the impact of changes in interest rates on the fair value of our investments in debt and perpetual securities. We use a modified duration analysis modeling approach, which measures price percentage volatility, to estimate the sensitivity of the fair values of our investments to interest rate changes on the debt and perpetual securities we own. For example, if the current duration of a debt security or perpetual security is 10, then the fair value of that security will increase by approximately 10% if market interest rates decrease by 100 basis points, assuming all other factors remain constant. Likewise, the fair value of the debt security or perpetual security will decrease by approximately 10% if market interest rates increase by 100 basis points, assuming all other factors remain constant.

The estimated effect of potential increases in interest rates on the fair values of debt and perpetual securities we own, interest rate swaps, foreign currency swaps, notes payable, and our obligation to the Japanese policyholder protection corporation as of December 31 follows:

Sensitivity of Fair Values of Financial Instruments to Interest Rate Changes

	2011		2010	
(In millions)	**Fair Value**	**+100 Basis Points**	Fair Value	+100 Basis Points
Assets:				
Debt and perpetual securities:				
Fixed-maturity securities:				
Yen-denominated	**$ 74,474**	**$65,219**	$62,733	$55,518
Dollar-denominated	**19,481**	**17,600**	16,091	14,764
Perpetual securities:				
Yen-denominated	**6,129**	**5,669**	7,062	6,444
Dollar-denominated	**310**	**291**	450	411
Total debt and perpetual securities	**$100,394**	**$88,779**	$86,336	$77,137
Interest rate and foreign currency swaps	**$ 375**	**$ 212**	$ 564	$ (251)
Liabilities:				
Notes payable[1]	**$ (3,536)**	**$ (3,334)**	$ (3,248)	$ (3,060)
Interest rate and foreign currency swaps	**(401)**	**(563)**	(398)	(8)
Japanese policyholder protection corporation	**(71)**	**(71)**	(108)	(108)

[1] *Excludes capitalized lease obligations*

There are various factors that affect the fair value of our investment in debt and perpetual securities. Included in those factors are changes in the prevailing interest rate environment, which directly affect the balance of unrealized gains or losses for a given period in relation to a prior period. Decreases in market yields generally improve the fair value of debt and perpetual securities, while increases in market yields generally have a negative impact on the fair value of our debt and perpetual securities. However, we do not expect to realize a majority of any unrealized gains or losses because we generally have the intent and ability to hold such securities until a recovery of value, which may be maturity. For additional information on unrealized losses on debt and perpetual securities, see Note 3 of the Notes to the Consolidated Financial Statements.

We attempt to match the duration of our assets with the duration of our liabilities. The following table presents the approximate duration of Aflac Japan's yen-denominated assets and liabilities, along with premiums, as of December 31.

(In years)	**2011**	2010
Yen-denominated debt and perpetual securities	**13**	12
Policy benefits and related expenses to be paid in future years	**14**	14
Premiums to be received in future years on policies in force	**10**	10

The following table presents the approximate duration of Aflac U.S. dollar-denominated assets and liabilities, along with premiums, as of December 31.

(In years)	**2011**	2010
Dollar-denominated debt and perpetual securities	**11**	10
Policy benefits and related expenses to be paid in future years	**7**	7
Premiums to be received in future years on policies in force	**6**	6

The following table shows a comparison of average required interest rates for future policy benefits and investment yields, based on amortized cost, for the years ended December 31.

Comparison of Interest Rates for Future Policy Benefits and Investment Yields

(Net of Investment Expenses)

	2011		2010		2009	
	U.S.	**Japan[(1)]**	U.S.	Japan[(1)]	U.S.	Japan[(1)]
Policies issued during year:						
Required interest on policy reserves	**4.75%**	**2.25%**	5.50%	2.39%	5.50%	2.51%
New money yield on investments	**5.72**	**2.42**	5.79	2.44	7.22	2.88
Policies in force at year-end:						
Required interest on policy reserves	**5.99**	**4.02**	6.03	4.40	6.06	4.47
Return on average invested assets	**6.41**	**3.18**	6.37	3.48	6.66	3.65

[(1)] Represents yen-denominated investments for Aflac Japan that support policy obligations and therefore excludes Aflac Japan's annuity products, and dollar-denominated investments and related investment income

We continue to monitor the spread between our new money yield and the required interest assumption for newly issued products in both the United States and Japan and will re-evaluate those assumptions as necessary. The decline in Aflac Japan's required interest rates on policy reserves from 2010 to 2011 was the result of strengthening of future policy benefit reserves primarily for a closed block of cancer policies and a block of care policies. Over the next two years, we have yen-denominated securities that will mature with yields in excess of Aflac Japan's current net investment yield of 3.02%. These securities total $3.9 billion at amortized cost and have an average yield of 4.84%. Currently, when debt and perpetual securities we own mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, adding riders to our older policies has helped offset negative investment spreads on these policies. Overall, adequate profit margins exist in Aflac Japan's aggregate block of business because of changes in the mix of business and favorable experience from mortality, morbidity and expenses.

We entered into interest rate swap agreements related to our 5.5 billion yen variable interest rate Samurai notes that we issued in July 2011, and we had interest rate swap agreements related to our 20 billion yen variable interest rate Uridashi notes that matured in September 2011. These agreements effectively converted the variable interest rate notes to fixed rate notes to eliminate the volatility in our interest expense. We also have interest rate swaps related to some of our consolidated VIEs. These interest rate swaps are primarily used to convert interest receipts on floating-rate fixed-maturity securities contracts to fixed rates. For further information, see Notes 4 and 8 of the Notes to the Consolidated Financial Statements.

Credit Risk

Our investment activities expose us to credit risk, which is a consequence of extending credit and/or carrying investment positions. However, we continue to adhere to prudent standards for credit quality. We accomplish this by considering our product needs and overall corporate objectives, in addition to credit risk. In evaluating the initial rating, we look at the overall senior issuer rating, the explicit rating for the actual issue or the rating for the security class, and, where applicable, the appropriate designation from the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC). All of our securities have ratings from either a nationally recognized statistical rating organization, the SVO of the NAIC, or are assigned ratings by us based on NAIC rules. In addition, we perform extensive internal credit reviews to ensure that we are consistent in applying rating criteria for all of our securities.

We use specific criteria to judge the credit quality of both existing and prospective investments. Furthermore, we use several methods to monitor these criteria, including credit rating services and internal credit analysis. The ratings referenced in the two tables below are based on the ratings designations provided by the major credit rating agencies (Fitch, Moody's and S&P) or, if not rated, are assigned based on our internal analysis of such securities. For investment grade securities where the ratings assigned by the major credit agencies are not equivalent, we use the highest rating that is assigned. For a description of the ratings methodology that we use when a security is split-rated, see "Market Risks of Financial Instruments - Below-Investment-Grade and Split-Rated Securities" in the Analysis of Financial Condition section of this MD&A.

The distributions by credit rating of our purchases of debt securities for the years ended December 31, based on acquisition cost, were as follows:

Composition of Purchases by Credit Rating

	2011	2010	2009
AAA	**6.6%**	1.0%	7.6%
AA	**75.8**	60.7	58.9
A	**9.9**	24.5	31.4
BBB	**7.2**	13.8	2.1
BB or lower	**.5**	0.0	0.0
Total	**100.0%**	100.0%	100.0%

Purchases of securities from year to year are determined based on diversification objectives, relative value and availability of investment opportunities, while meeting our investment policy guidelines for liquidity, safety and quality. We did not purchase any perpetual securities during the periods presented in the table above. The increase in purchases of AAA rated securities during 2011 was due to an increase in purchases of U.S. Treasury strips that were subsequently sold prior to the end of the year to generate investment gains. The increase in purchases of AA rated securities during 2011 was primarily due to purchases of JGBs as part of a bond-swap program and for asset liability management purposes. The purchases of BB or lower rated securities during 2011 was due to a limited program that we initiated in May 2011 to invest in senior secured bank loans to U.S. and Canadian corporate borrowers, most of which have below-investment-grade ratings. The program is managed externally by a third party firm specializing in this asset class. Its mandate requires a minimum average credit quality of BB-/Ba3, no loans rated below B/B2, and no exposure to any individual credit greater than 3% of the program's assets. The objectives of this program include enhancing the yield on invested assets, achieving further diversification of credit risk, and mitigating the risk of rising interest rates through the acquisition of floating rate assets.

The distributions of debt and perpetual securities we own, by credit rating, as of December 31 were as follows:

Composition of Portfolio by Credit Rating

	2011		2010	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
AAA	**2.3%**	**2.3%**	3.3%	3.6%
AA	**41.3**	**42.0**	35.7	36.5
A	**31.3**	**32.1**	36.0	36.6
BBB	**19.5**	**18.7**	18.8	18.7
BB or lower	**5.6**	**4.9**	6.2	4.6
Total	**100.0%**	**100.0%**	100.0%	100.0%

As of December 31, 2011, our direct and indirect exposure to securities in our investment portfolio that were guaranteed by third parties was immaterial both individually and in the aggregate.

Subordination Distribution

The majority of our total investments in debt and perpetual securities was senior debt at December 31, 2011 and 2010. We also maintained investments in subordinated financial instruments that primarily consisted of Lower Tier II, Upper Tier II, and Tier I securities, listed in order of seniority. The Lower Tier II (LTII) securities are debt instruments with fixed maturities. Our Upper Tier II (UTII) and Tier I investments consisted of debt instruments with fixed maturities and perpetual securities, which have an economic maturity as opposed to a stated maturity.

The following table shows the subordination distribution of our debt and perpetual securities as of December 31.

Subordination Distribution of Debt and Perpetual Securities

	2011		2010	
(In millions)	**Amortized Cost**	**Percentage of Total**	Amortized Cost	Percentage of Total
Senior notes	**$85,544**	**86.2%**	$68,407	79.5%
Subordinated securities:				
Fixed maturities (stated maturity date):				
Lower Tier II	**5,795**	**5.8**	8,679	10.1
Upper Tier II	**0**	**0.0**	15	.0
Tier I[1]	**555**	**0.6**	613	.7
Surplus notes	**335**	**0.3**	335	.4
Trust preferred – non-banks	**85**	**0.1**	85	.1
Other subordinated – non-banks	**51**	**0.1**	52	.1
Total fixed maturities	**6,821**	**6.9**	9,779	11.4
Perpetual securities (economic maturity date):				
Upper Tier II	**4,285**	**4.3**	4,957	5.7
Tier I	**2,268**	**2.3**	2,542	3.0
Other subordinated – non-banks	**344**	**0.3**	328	.4
Total perpetual securities	**6,897**	**6.9**	7,827	9.1
Total debt and perpetual securities	**$99,262**	**100.0%**	$86,013	100.0%

[1] Includes trust preferred securities

As indicated in the table above, the percentage of our investment portfolio comprising subordinated fixed maturities and perpetual securities investments has declined due primarily to sales and impairments resulting from an implemented plan to reduce the risk exposure in our investment portfolio. See the Investment Concentrations section below for more information on these derisking activities.

Portfolio Composition

For information regarding the amortized cost for our investments in debt and perpetual securities, the cost for equity securities and the fair values of these investments, refer to Note 3 of the Notes to the Consolidated Financial Statements.

Investment Concentrations

As of December 31, 2011, one of our largest investment industry sector concentrations was banks and financial institutions. Throughout 2008 and during the first half of 2009, concerns related to troubled residential mortgages in

the United States, United Kingdom and Europe spread to structured investment securities. As a result, banks and financial institutions suffered significant write-downs of asset values, which pressured banks and financial institutions to seek capital and liquidity support. National governments responded with various forms of support, ranging from guarantees on new and existing debt to significant injections of capital. In the second half of 2009, asset valuations generally improved, and banks and other institutions continued to use exchanges and tender offers to enhance their core capital. However, 2010 brought new concerns about the fiscal integrity of peripheral European sovereign nations, and in 2011, concerns about the fiscal integrity of peripheral European sovereigns persisted due to the inability of Eurozone leaders to establish an effective solution. As a result, most financial institutions in the Euro area have faced both liquidity and asset valuation pressures. Greece, Ireland, and, most recently, Portugal were forced to accept external funding aid in various forms to meet their financial obligations, as public markets were not accessible. Nationalization and/or recapitalization, along with loss-sharing among bondholders, all remain distinct risks for financial institutions. While European politicians have become increasingly hesitant to put taxpayers at risk, with few exceptions, we believe nationalizations and burden-sharing among debt holders remain options of last resort.

See Note 3 of the Notes to the Consolidated Financial Statements for a discussion of our investment discipline and further discussion of our investment industry sector concentration in banks and financial institutions.

Our 20 largest global investment exposures as of December 31, 2011, were as follows:

Largest 20 Global Investment Positions

(In millions)	Amortized Cost	% of Total	Ratings			
			Seniority	Moody's	S&P	Fitch
Japan National Government[1]	**$29,244**	**29.5%**	**Senior**	**Aa3**	**AA-**	**AA-**
Israel Electric Corp.	**847**	**.9**	**Senior**	**Baa3**	**BB+**	**-**
Republic of Tunisia[2]	**823**	**.8**	**Senior**	**Baa3**	**BBB-**	**BBB-**
Republic of South Africa	**785**	**.8**	**Senior**	**A3**	**BBB+**	**BBB+**
HSBC Holdings PLC	**742**	**.8**				
HSBC Finance Corporation (formerly Household Finance)	643	.7	Senior	A3	A	AA-
HSBC Bank PLC	19	.0	Upper Tier II	A3	A-	A+
The Hongkong & Shanghai Banking Corporation Ltd.	80	.1	Upper Tier II	Aa3	-	-
Mizuho Financial Group Inc.	**604**	**.6**				
Mizuho Bank, Mizuho Finance Cayman & Aruba	604	.6	Upper Tier II	A3	BBB+	-
UniCredit SpA	**601**	**.6**				
UniCredit Bank Austria AG	11	.0	Lower Tier II	Aa3	AA+	-
UniCredit Bank AG (Hypovereinsbank)	216	.2	Lower Tier II	Baa2	BBB+	A
UniCredit Bank AG (HVB Funding Trust I, III & VI)	374	.4	Tier I	Baa3	BBB-	BBB
Bank of America Corp. (includes Merrill Lynch)	**579**	**.6**				
Merrill Lynch & Co. Inc.	322	.3	Senior	Baa1	A-	A
Bank of America Corp.	257	.3	Lower Tier II	Baa2	BBB+	A-
BNP Paribas (includes Fortis)	**579**	**.6**				
BNP Paribas	129	.2	Senior	Aa3	AA-	A+
Fortis Bank SA-NV	321	.3	Upper Tier II	A3	A-	BBB+
Fortis Luxembourg Finance SA	129	.1	Upper Tier II	A3	A-	BBB+
Bank of Tokyo-Mitsubishi UFJ Ltd.	**579**	**.6**				
Bank of Tokyo-Mitsubishi UFJ Ltd. (BTMU Curacao Holdings NV)	579	.6	Lower Tier II	A1	A	A-
Erste Group Bank AG	**540**	**.5**				
Erste Group Bank	116	.1	Lower Tier II	A2	A-	A-
Erste Group Bank (Erste Finance Jersey Ltd. 3 & 5)	424	.4	Tier I	Ba1	-	-
Investcorp SA	**526**	**.5**				
Investcorp Capital Limited	526	.5	Senior	Ba2	-	BB+[3]
Sumitomo Mitsui Financial Group Inc.	**514**	**.5**				
Sumitomo Mitsui Banking Corporation	128	.1	Lower Tier II	A1	A	A-
Sumitomo Mitsui Banking Corporation (SMBC International Finance)	386	.4	Upper Tier II	A2	BBB+	-
National Grid PLC	**514**	**.5**				
National Grid Gas PLC	257	.2	Senior	A3	A-	A
National Grid Electricity Transmission PLC	257	.3	Senior	A3	A-	A
Telecom Italia SpA	**514**	**.5**				
Telecom Italia Finance SA	514	.5	Senior	Baa2	BBB	BBB
Citigroup Inc.	**507**	**.5**				
Citigroup Inc (includes Citigroup Global Markets Holdings Inc.)	506	.5	Senior	A3	A-	A
Citigroup Inc. (Citicorp)	1	.0	Lower Tier II	Baa1	BBB+	A-
JP Morgan Chase & Co. (including Bear Stearns)	**504**	**.5**				
JPMorgan Chase & Co (including Bear Stearns Companies Inc.)	450	.5	Senior	Aa3	A	AA-
JPMorgan Chase & Co (FNBC)	26	.0	Senior	Aa1	A+	-
JPMorgan Chase & Co (Bank One Corp.)	17	.0	Lower Tier II	A1	A-	A+
JPMorgan Chase & Co (NBD Bank)	11	.0	Lower Tier II	Aa2	A	A+
Commonwealth Bank of Australia	**502**	**.5**				
Commonwealth Bank of Australia	129	.1	Lower Tier II	Aa3	A-	AA-
Commonwealth Bank of Australia	257	.3	Upper Tier II	-	BBB	-
Bankwest	116	.1	Upper Tier II	Aa3	BBB	-
Credit Suisee Group	**495**	**.5**				
Credit Suisse Group Capital	193	.2	Upper Tier II	A1	BBB	BBB+
Credit Suisse Group Capital	302	.3	Tier I	Baa1	BBB-	BBB+
Hutchison Whampoa LTD (CKI Holdings LTD)	**493**	**.5**				
Hutchison Whampoa Finance (CI) Limited	92	.1	Senior	A3	A-	A-
HongKong Electric Finance Limited	15	.0	Senior	-	A+	-
Cheung Kong Infrastructure Finance	386	.4	Senior	-	A-	A-
Total	**$40,492**	**40.8%**				
Total debt and perpetual securities	**$99,262**	**100.0%**				

[1] JGBs or JGB-backed securities
[2] Deemed by the Company to be below investment grade
[3] Downgraded to BB by Fitch in February 2012

As previously disclosed, we own long-dated debt instruments in support of our long-dated policyholder obligations. Included in our largest global investment holdings are positions that date back many years. Additionally, the concentration of certain of our holdings of individual credit exposures has grown over time through merger and consolidation activity. Beginning in 2005, we have generally limited our investment exposures to individual issuers to no more than 5% of total adjusted capital (TAC) on a statutory accounting basis, with the exception of obligations of the Japanese and U.S. governments. However, existing investment exposures that exceeded 5% of TAC at the time this guidance was adopted, or exposures that may exceed this threshold from time to time through merger and consolidation activity, are not automatically reduced through sales of the issuers' securities but rather are reduced over time consistent with our investment policy.

In January and February 2012, Mizuho Financial Group Inc. announced the redemption of a total of 20 billion yen ($257 million using the yen/dollar exchange rate at December 31, 2011), on an amortized cost basis, of our perpetual security holdings; 10 billion yen will be redeemed on February 27, 2012, and 10 billion yen will be redeemed on March 27, 2012. These securities are being redeemed on their first economic maturity date.

Investments in Certain European Countries

With the periphery of Europe garnering the attention of markets, we are disclosing our exposure to Greece, Ireland, Italy, Portugal, and Spain. These countries are at the epicenter of the European debt crisis, and the developments affecting these countries in turn affect the other 12 countries inextricably linked to these five countries through their collective membership in the Economic and Monetary Union and resultant adoption of a single common currency – the euro.

The primary factor considered when determining domicile is the legal domicile of the issuer. However, other factors such as the location of a parent guarantor, the location of the company's headquarters or major business operations (including location of major assets), location of primary market (including location of revenue generation) and specific country risk publicly recognized by rating agencies can influence the assignment of the country (or geographic) risk location. When the issuer is a special financing vehicle or a branch or subsidiary of a global company, then we consider any guarantees and/or legal, regulatory and corporate relationships of the issuer relative to its ultimate parent in determining the proper assignment of country risk.

Our direct investment exposure to Greece, Ireland, Italy, Portugal and Spain and the related maturities of those investments as of December 31 were as follows:

	2011							
	One to Five Years		Five to Ten Years		After Ten Years		Total	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale securities:								
Ireland:								
Banks/financial institutions	$ 0	$ 0	$ 0	$ 0	$ 287	$ 170	$ 287	$ 170
Italy:							0	
Public utilities	0	0	0	0	15	14	15	14
Other corporate	0	0	0	0	399	392	399	392
Portugal:								
Public utilities	10	10	40	33	129	105	179	148
Spain:								
Sovereign	0	0	148	162	0	0	148	162
Banks/financial institutions	34	35	0	0	45	45	79	80
Public utilities	0	0	0	0	476	422	476	422
Other corporate	34	33	0	0	243	212	277	245
Held-to-maturity securities:								
Ireland:								
Banks/financial institutions	0	0	0	0	257	209	257	209
Italy:								
Sovereign	0	0	0	0	322	303	322	303
Banks/financial institutions	0	0	0	0	193	181	193	181
Public utilities	0	0	0	0	952	914	952	914
Other corporate	0	0	0	0	707	661	707	661
Portugal:								
Public utilities	0	0	129	135	0	0	129	135
Spain:								
Sovereign	0	0	0	0	489	470	489	470
Banks/financial institutions	0	0	0	0	450	356	450	356
Public utilities	0	0	0	0	450	447	450	447
Other corporate	0	0	0	0	257	241	257	241
Total gross and net funded exposure	$78	$78	$317	$330	$5,671	$5,142	$6,066	$5,550

(In millions)	2010							
	One to Five Years		Five to Ten Years		After Ten Years		Total	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale securities:								
Greece:								
Banks/financial institutions	$ 0	$ 0	$ 0	$ 0	$1,152	$ 391	$1,152	$ 391
Ireland:								
Banks/financial institutions	0	0	0	0	219	219	219	219
Italy:								
Public utilities	0	0	0	0	15	16	15	16
Other corporate	0	0	0	0	258	278	258	278
Portugal:								
Public utilities	10	11	40	37	0	0	50	48
Banks/financial institutions	92	91	0	0	368	307	460	398
Spain:								
Sovereign	0	0	141	159	0	0	141	159
Banks/financial institutions	34	37	0	0	63	69	97	106
Public utilities	0	0	0	0	454	418	454	418
Other corporate	31	32	0	0	234	224	265	256
Held-to-maturity securities:								
Ireland:								
Banks/financial institutions	0	0	0	0	491	440	491	440
Italy:								
Sovereign	0	0	0	0	307	306	307	306
Banks/financial institutions	0	0	0	0	184	183	184	183
Public utilities	0	0	0	0	908	925	908	925
Other corporate	0	0	0	0	675	661	675	661
Portugal:								
Public utilities	0	0	123	136	123	129	246	265
Banks/ financial institutions	0	0	0	0	399	372	399	372
Other corporate	0	0	0	0	184	178	184	178
Spain:								
Sovereign	0	0	0	0	589	623	589	623
Banks/financial institutions	0	0	0	0	429	397	429	397
Public utilities	0	0	0	0	430	439	430	439
Other corporate	0	0	0	0	245	254	245	254
Total gross and net funded exposure	$167	$171	$304	$332	$7,727	$6,829	$8,198	$7,332

We do not have any unfunded exposure in the European countries shown in the preceding table, and we have not entered into any hedges to mitigate credit risk for our funded exposure. The banks and financial institutions investments in Greece, Ireland, Italy, Portugal and Spain represented 5% and 12% of total investments in the banks and financial institutions sector at December 31, 2011 and 2010, respectively, and 1% and 4% of total investments in debt and perpetual securities at December 31, 2011 and 2010, respectively. Any increases in amortized cost for these peripheral Eurozone investments in 2011 were due to the strengthening of the yen against the U.S. dollar.

Greece

During the second quarter of 2010, our investments in Greek financial institutions, Alpha Bank, EFG Eurobank Ergasias, and National Bank of Greece (NBG), all of which were Lower Tier II subordinated debt, were downgraded to below investment grade. As a result of the downgrades, we reclassified these investments from held to maturity to available for sale. At that time, we believed the downgrade of the Greek banks was largely related to the problems of the Greek government and its poor fiscal management, rather than the banks' specific credit profiles. The three Greek bank issuers that comprised our Greek financial institution holdings had, on average, Tier I capital ratios higher than their peers in other troubled European sovereigns. Their capital was at a level that we felt could sustain deterioration in assets and operations that accompany economic conditions, such as those that the Greek economy was encountering in 2010 and those expected in the next few years. All three Greek banks had sufficient capital under the stress testing applied by the Committee of European Banking Supervisors (CEBS) in July 2010. However, the problems of the Greek government and related ratings downgrades have caused a decline in the confidence of depositors and capital market participants in the Greek banking system. As a result, the banks have significantly relied upon the European Central Bank (ECB) for liquidity via posting of collateral, which tends to be in the form of Greek Government Bonds (GGBs) or debt guaranteed by the sovereign. As of December 31, 2010, all of the Greek banks were current on their obligations to us. While these financial institutions had significant investments in GGBs, as of December 31, 2010, we believed that these institutions would be solvent even if there were a future restructuring of GGBs and they would have the ability to meet their obligations to us. In addition, as of December 31, 2010, we had the intent to hold these investments to recovery in value. As a result, we did not recognize an other-than-temporary impairment for these investments as of December 31, 2010.

Subsequent to December 31, 2010, Greece remained under pressure, which also continued to weigh on the Greek banks. Skepticism over the rigor of the capital stress test applied by the CEBS in July 2010 grew, as did fears of contagion as Ireland accepted a European Union – International Monetary Fund (EU-IMF) bailout program. On February 18, 2011, NBG announced its proposal for a "friendly merger" with Alpha Bank, but Alpha Bank rejected this proposal. However, this proposal highlighted risks that accompany consolidation among the top three banks in Greece. While the proposal could have created a national champion in Greek banking, it also would have concentrated ownership of GGBs in the combined entity and formed a very low-rated entity among our top ten largest investment holdings. Two rating agencies downgraded the Greek banks subsequent to downgrading the sovereign during the first quarter of 2011 (on January 17, 2011, and March 9, 2011). In the latter action, the rating agency lowered the ratings indicative of the banks' intrinsic financial strength due to the persistent pressure on liquidity, asset quality and material exposure to GGBs. In light of the above increased risks and, in particular, the March 9, 2011 downgrade, we no longer supported our previous intent to hold our Greek bank investments to recovery in value. In March 2011, we sold our investment in Alpha Bank and recognized an investment loss of $177 million ($115 million after-tax), and we recognized other-than-temporary impairment losses of $397 million ($258 million after-tax) for the remaining two Greek bank holdings. In the second quarter of 2011, we sold our investment in EFG Eurobank Ergasias for $2 million more than its recorded impaired value, and we sold our remaining Greek bank investment, NBG, for $47 million less than its recorded impaired value. At the end of 2011, we had no direct exposure to Greece.

Ireland

During the second quarter of 2011, we sold our holdings in Irish Life and Permanent PLC, which were below-investment-grade perpetual securities that had previously been impaired, at a pretax loss of $74 million ($48 million after-tax). This followed the sale of another of our impaired below-investment-grade Irish financial institution securities in the first quarter of 2011 at a $2 million pretax gain.

As of December 31, 2011, our total direct exposure to Ireland was $544 million at amortized cost, comprised of senior unsecured obligations. Senior securities issued by the Bank of Ireland with amortized costs and fair values totaling $257 million and $140 million, respectively, were rated below investment grade. We believe that these unrealized losses were more closely linked to the Irish government's aggressive approach to addressing its debt burden, which included at one point potentially imposing losses on senior debt holders of certain non-viable Irish banks. While the political risk of burden-sharing remains, it significantly subsided during the second half of 2011, as the government has shifted its focus to reducing its debt burden related to the EU/IMF program rather than disrupt the progress made in restoring stability to the Irish banking sector. This Irish bank is current on its obligation to us, and we believe it has the ability to meet its obligations to us. In addition, as of December 31, 2011, we had the intent

to hold this investment to recovery in value. As a result, we did not recognize an other-than-temporary impairment for this investment as of December 31, 2011. The other senior security holdings in Ireland were issued by DEPFA Bank PLC and had an amortized cost of $287 million as of December 31, 2011. DEPFA is an Irish-domiciled and licensed financial institution that is a wholly owned subsidiary of Hypo Real Estate Holding, a Germany licensed and regulated financial institution. Due to this ownership by a German parent, DEPFA has not been included in the Republic of Ireland's bank re-structuring and capitalization plan. DEPFA has been current on its obligation to us and was rated investment grade at Baa3/BBB/BBB+ by Moody's, S&P and Fitch, respectively, as of December 31, 2011.

There have been no additional ratings actions by Moody's since it downgraded Ireland's foreign currency long-term debt rating from Baa3 to Ba1 on July 12, 2011. Moody's affirmed its rating of Ireland on February 13, 2012. S&P placed Ireland's foreign currency long-term debt rating of BBB+ on negative watch on December 5, 2011 and subsequently removed the watch on January 13, 2012. On December 16, 2011, Fitch placed its foreign currency long-term debt rating of BBB+ for Ireland on negative watch. Fitch affirmed its rating of Ireland on January 27, 2012.

Italy

During the second half of 2011, the European sovereign crisis shifted focus from Greece and moved to other periphery European sovereigns, including Italy. We believe the focus on Italy has been driven by a combination of factors which, separately in a normal market environment, would have a limited impact on the fiscal profile and financing capabilities of a developed market government, like Italy's. The factors include the EU leadership's inability to solve the Greece fiscal problem, weak economic growth, a high overall debt profile, and a lack of political will to address the government's budget.

As of December 31, 2011, our total direct exposure to Italy was $2.6 billion, at amortized cost. This exposure comprised $322 million of direct investment in the sovereign of Italy; a senior unsecured obligation of $193 million; and several utility and industrial companies of $967 million and $1.1 billion, respectively.

We expect the operating environment will be difficult in 2012 as Italy's government implements austerity measures to reduce deficits. Meaningful economic growth will be difficult due to the aforementioned austerity measures and a contraction of bank credit. Although there has been substantial improvement in the political environment and the fiscal outlook has improved recently, Italy's economic and ratings profile is expected to remain under pressure in the short-term.

Corporates, especially utilities, domiciled in Italy will continue to carry sovereign rating risk, but we expect they will continue to meet obligations due to factors including high barriers to entry, necessity of product/service, good operating cash flow, leading market positions and well-diversified product and market mix.

Italy's foreign currency long-term debt rating was downgraded by Moody's from Aa2 to A2 on October 4, 2011 and was further downgraded one notch by Moody's to A3 on February 13, 2012. S&P placed Italy's long-term debt rating of A on negative watch on December 5, 2011 and subsequently downgraded the rating to BBB+ on January 13, 2012. Italy's foreign currency long-term debt rating was downgraded by Fitch from AA- to A+ on October 7, 2011. Italy's rating was again placed on negative watch by Fitch on December 16, 2011, and was subsequently downgraded to A- on January 27, 2012.

As of December 31, 2011, all of our Italian exposures were rated investment-grade and have been current on their obligations to us and we believe they have the ability to meet their obligations to us.

Portugal

As of December 31, 2010 and the end of first quarter 2011, the issuers of our Portuguese bank and financial investments, Banco BPI S.A., Caixa Geral de Depositos S.A., and Banco Espirito Santo S.A., were current on their obligations to us, were profitable and had adequate Tier I capital ratios. During the first quarter of 2011, these investments were downgraded to below-investment-grade. However, at that time we believed that these ratings and the unrealized loss position of the investments were the result of the fiscal problems in the Eurozone region rather than the banks' specific credit profiles. We believed that Portugal's financial institutions were stronger than their other Eurozone peers and had not required much state support. It was challenging to separate the difficulties of the sovereign from the banks since the banks' sources of liquidity are limited due to the financial situation of the

sovereign. We believed the government of Portugal had exercised more prudent fiscal policies and was in a better financial situation than some of its other Eurozone peers. However, on May 16, 2011 when the European Union officially announced a fiscal support package for Portugal, there was an increase in risk that Portugal could experience a stressed economic environment similar to that experienced in Greece and Ireland. We believed the terms of this fiscal support package could result in liquidity constraints on the banks and there could be a need for the banks to improve their liquidity and core capital. Such a situation could negatively impact our Lower Tier II securities and our ability to recover full principal and interest. Due to the reasonably possible risk that our Portuguese bank holdings could suffer further negative declines, we no longer supported our previous intent to hold our Portuguese bank investments to recovery in value and concluded that we would take steps to reduce our exposure in the region. In the second quarter of 2011, we sold our investment in Banco BPI, S.A. at a loss of $99 million ($64 million after-tax), and we recognized other-than-temporary impairment losses of $112 million ($73 million after-tax) and $163 million ($106 million after-tax) on our investments in Caixa Geral de Depositos S.A. and Banco Espirito Santo S.A., respectively. In the third quarter of 2011, we sold our investments in Caixa Geral de Depositos S.A. and Banco Espirito Santo S.A., our remaining Portuguese bank investments, at gains of $52 million ($34 million after-tax) and $54 million ($35 million after-tax), respectively.

As of December 31, 2011, our total direct exposure to Portugal was $308 million, at amortized cost. All of this exposure is to electric utility issuers domiciled in Portugal, Redes Energeticas Nacionas SGPS, S.A. (REN) and Energias de Portugal SA (EDP). Our exposure to REN and EDP was $129 million and $179 million, respectively, at amortized cost.

REN, an electric transmission operator, is currently rated Ba1/BBB-. As of December 31, 2011, our investment in REN was classified as below investment grade, although S&P maintains an investment grade rating. As of December 31, 2011, REN has been current on its obligations to us and we believe it has the ability to meet its obligations to us.

EDP, an integrated electric utility, is currently rated Ba1/BB+/BBB+. As of December 31, 2011, our investment in EDP was classified as investment grade and was current on all its obligations to us. In December 2011, a Chinese utility company, China Three Gorges, announced the acquisition of a majority stake in EDP as part of Portugal's sale of strategic asset holdings. EDP's debt rating from Moody's had been Baa3 since July 8, 2011, however following Moody's downgrade of Portugal to Ba3 on February 13, 2012, EDP's debt rating was downgraded to Ba1 on February 16, 2012. S&P placed EDP's foreign issuer credit rating on credit watch negative on December 8, 2011 and subsequently downgraded it from BBB to BB+ on February 1, 2012. Fitch downgraded EDP to BBB+ on April 4, 2011 and affirmed the ratings on December 23, 2011. Due to the downgrade by Moody's on February 16, 2012, we will classify our investment in EDP as below investment grade effective February 2012.

Utilities domiciled in Portugal will continue to carry sovereign rating risk and could experience difficulty in accessing capital markets because of that risk. However, we expect they will continue to meet debt obligations as a result of factors including high barriers to entry, necessity of product/service, good operating cash flow, market leading positions and well-diversified markets.

Spain

During 2011, the Euro area sovereign crisis shifted to other periphery European sovereigns, including Spain. The factors influencing the crisis in Spain include the EU leadership's inability to solve the Greece fiscal problem, high unemployment and other social burdens, the rapid decline of its real estate/construction sector, a high fiscal deficit and a difficulty at both the federal and regional level to address the government's fiscal budget.

We expect the operating environment will be difficult in 2012 as Spain's government implements austerity measures to reduce deficits at both the federal and regional level. In addition, meaningful economic growth will be difficult due to the aforementioned austerity measures and a contraction of bank credit. Greater uncertainty over their fiscal profiles could make it difficult for most regional governments in Spain to obtain reasonable financing for existing and new debt facilities. Therefore, Spain's and its regional government's economic and ratings profile is expected to remain under pressure in the short-term.

As of December 31, 2011, our total direct exposure to Spain was $2.6 billion, at amortized cost. This exposure comprised $637 million of investments in sub-sovereign (i.e. regional governments) issuers; senior unsecured

obligations of $193 million; several Lower Tier II obligations of $336 million; and Spain-domiciled utilities and industrials of $926 million and $534 million, respectively.

In the fourth quarter of 2011, one of our sub-sovereign investments in Spain, which had an amortized cost and fair value of $123 million and $135 million at December 31, 2010, respectively, was downgraded to below investment grade due to a decline in creditworthiness of the issuer. Prior to the end of the fourth quarter of 2011, we exercised our option to put this investment to the issuer at par due to the below-investment grade rating.

Corporates, especially utilities, domiciled in Spain will continue to carry sovereign rating risk, but we expect they will continue to meet obligations due to some or all of the following factors including high barriers to entry, necessity of product/service, good operating cash flow, market leading positions and well-diversified product and market mix.

Spain's foreign currency long-term debt rating was downgraded by Moody's from Aa2 to A1 on October 18, 2011 and was further downgraded two notches by Moody's to A3 on February 13, 2012. S&P placed Spain's foreign currency long-term rating of AA- on negative watch on December 5, 2011 and subsequently downgraded the rating to A on January 13, 2012. Spain's foreign currency long-term debt rating of AA- was placed on negative watch on December 16, 2011 and was subsequently downgraded to A on January 27, 2012.

As of December 31, 2011, all of our Spain-domiciled exposures were rated investment grade and were current on their obligations to us, and we believe they have the ability to meet their obligations to us.

Monitoring and mitigating exposure

During most of 2011, we saw the Euro area sovereign crisis persist and escalate. As a result, we saw contagion risk expand from periphery Eurozone sovereign credits to also include core Eurozone sovereign credits. Apart from our direct investments in sovereign debt, we view our European financial holdings as our largest indirect exposure due to the high correlation between financials and the sovereign from both a ratings and economics perspective. Our other significant source of indirect exposure is via our investment in fixed income securities issued by integrated electric utilities and industrials domiciled in periphery Eurozone sovereigns. As of December 31, 2011, we had investments of $10.1 billion in European financials, $4.3 billion in periphery Eurozone utilities and $7.4 billion in periphery Eurozone industrials, at amortized cost. Our large and diversified exposure requires a considerable allocation of resources. In order to maintain up-to-date knowledge of conditions, we use a number of tools and resources including news reports, rating agency commentary and reports, company reports, third party research, and academic and regulator commentary. In addition, we regularly conduct teleconference and on-site interviews with executives of companies in which we have invested in Europe, rating agency analysts and Euro area regulatory officials to assist us in the monitoring and evaluation of conditions in the Euro area.

Due to the persistency of this crisis and the opportunity to obtain better financial data from the European Banking Authority (EBA) stress tests performed during the year, we performed a more intense and comprehensive stress test on all our financial institutional holdings. Our stress test incorporated the development of several negative events, including the restructuring of European periphery sovereigns and an overall deterioration in various capital ratios. The results of the test assisted us in identifying those credits more likely to experience a serious credit event resulting from a large restructuring event and considering implementing risk mitigation strategies, including, but not limited to, redemption, impairment, sale, or use of credit derivatives. It should be noted that the majority of our holdings are structured as private placements and therefore, other than impairment, there can be no assurance that these risk mitigation strategies would be effective or could be easily executed.

Additionally, in the second half of 2011, we performed a general stress test of our entire investment portfolio based on the recurrence of conditions similar to those experienced in 2008. These conditions incorporated several events, including default of one or more of the Euro area sovereign credits, strengthening of the yen, recession in Japan, Europe and the United States, and a general contraction in available credit. The test contemplated both direct and indirect exposures. The results assisted us in identifying those credits more likely to experience a serious credit event in the coming quarters and possibly implementing risk mitigation strategies, including, but not limited to, redemption, impairment, sale, or use of credit derivatives. It should be noted that the majority of our holdings are structured as private placements and therefore, other than impairment, there can be no assurance that these risk mitigation strategies would be effective or could be easily executed.

In addition, several of our fixed income investments issued by periphery European sub-sovereigns and periphery Eurozone domiciled utilities contain covenants that enable us to seek an early redemption of our security. The covenants contained in these instruments vary from put options that vest should the issuer be downgraded to below investment grade by a rating agency, obligations to maintain leverage below a certain level, obligations to maintain interest coverage ratios above a certain level or a combination of the above. On an amortized cost basis, as of December 31, 2011, we had $1.4 billion in securities issued by periphery sub-sovereigns and corporates containing below-investment-grade put options, of which $405 million were issued by sub-sovereign entities and $952 million were issued by corporate and utility companies. As of December 31, 2011, we had $862 million in securities issued by periphery corporate and utility companies that contained a leverage covenant, an interest coverage covenant, or a combination of both.

In February 2012, Moody's announced that it will be reviewing several European banks for possible downgrades. The review is expected to be completed within 90 days. While the results of the review are not known at this time, early indications are that as much as $4.8 billion of amortized cost of our holdings are subject to these possible ratings actions.

Derisking

During 2011, we pursued strategic investment activities to lower the risk profile of our investment portfolio. Our primary focus was reducing our exposure to peripheral Eurozone banks and financial institutions and sovereign investments and perpetual securities. Our derisking activities in these categories, consisting of sales, redemptions, and impairments, are summarized as follows:

Investment Derisking Activities

	Year Ended December 31, 2011					
	Balance, Beginning of Period		Realized Investment Gains (Losses)		Balance, End of Period	
(In millions)	Par Value	Amortized Cost	Sales and Redemptions	Impairments	Par Value	Amortized Cost
Peripheral Eurozone banks/financial institutions, by country:						
Ireland[1]	$1,220	$ 710	$ (72)	$ 0	$544	$544
Greece	1,154	1,152	(222)	(397)	0	0
Portugal	859	859	7	(275)	0	0
Peripheral Eurozone sovereign investments, by country:						
Spain	730	730	0	0	637	637
Perpetual securities:						
Dexia SA (includes Dexia Bank Belgium & Dexia Overseas)	$ 552	$ 448	$ 0	$(273)	$579	$190
Royal Bank of Scotland Group PLC	58	19	28	0	0	0
Lloyds Banking Group PLC[2]	33	7	18	0	0	0
Swedbank	356	299	2	0	244	185
HSBC Holdings PLC	166	155	4	(21)	136	99
BAWAG Capital Finance Jersey	172	120	0	(50)	180	77
Hypo Vorarlberg Capital Finance	135	108	0	(31)	141	83
KBL European Private Bankers S.A. (Part of KBC Group NV)	245	137	48	(24)	0	0
Barclays Bank PLC	310	293	0	(50)	322	255
Deutsche Bank AG	261	261	0	(58)	273	216
Nordea Bank Finland (Part of Nordea Bank AB)	123	123	0	(19)	129	110
Pohjola Bank PLC	123	123	0	(40)	129	89
Irish Life and Permanent PLC	454	112	(74)	0	0	0

[1] *Includes Irish Life and Permanent PLC perpetual securities shown at the bottom of the table*
[2] *Remainder of exposure to this issuer does not consist of perpetual securities*

Any increases in par value or amortized cost for the peripheral Eurozone or perpetual security investments were due to the strengthening of the yen against the U.S. dollar. As a result of our investment derisking activities, we have experienced significant reductions in peripheral Eurozone, perpetual, and financial exposures on an amortized cost basis. At the start of 2008, sovereign and financial investments in peripheral Eurozone countries comprised 5.9% of total investments and cash, declining to 2.2% by the end of 2011. At the start of 2008, investments in perpetual securities comprised 14.7% of total investments and cash, declining to 6.8% by the end of 2011. At the start of 2008, investments in financial securities comprised 41.9% of total investments and cash, declining to 26.2% by the end of 2011. As a result of these derisking activities, we have no direct sovereign or financial investment exposure to Greece or Portugal, and we have only senior indebtedness in Ireland. As we pursue opportunistic investment transactions, we will continue to take actions to reduce our exposure to European debt.

We also focused on reducing our exposure to large concentrated positions that exceeded 10% of total adjusted capital (TAC) on a statutory accounting basis. During 2011, we reduced our exposure to Israel Electric by $125 million, the Republic of Tunisia by $107 million, HSBC by $108 million, Commerzbank by $283 million, and Bank of America Corp. by $97 million, on an amortized cost basis, through sales and impairments, resulting in a pretax net loss of $240 million ($156 million after-tax). In addition, maturities of certain securities further reduced our exposure to the Republic of Tunisia by $18 million and to Commerzbank by $125 million.

See the Investment Concentrations section of Note 3 of the Notes to the Consolidated Financial Statements for additional information on our investment derisking activities.

We have investments in both publicly and privately issued securities. The outstanding amount of a particular issuance, as well as the level of activity in a particular issuance and market conditions, including credit events and the interest rate environment, affect liquidity regardless of whether it is publicly or privately issued.

The following table details investment securities by type of issuance as of December 31.

Investment Securities by Type of Issuance

	2011		2010	
(In millions)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
Publicly issued securities:				
Fixed maturities	**$45,475**	**$ 48,163**	$31,098	$32,457
Perpetual securities	**195**	**178**	235	256
Equity securities	**13**	**15**	13	14
Total publicly issued	**45,683**	**48,356**	31,346	32,727
Privately issued securities:				
Fixed maturities	**46,890**	**45,792**	47,088	46,367
Perpetual securities	**6,702**	**6,261**	7,592	7,256
Equity securities	**9**	**10**	9	9
Total privately issued	**53,601**	**52,063**	54,689	53,632
Total investment securities	**$99,284**	**$100,419**	$86,035	$86,359

The following table details our privately issued investment securities as of December 31.

Privately Issued Securities

(Amortized cost, in millions)	**2011**	2010
Privately issued securities as a percentage of total debt and perpetual securities	**54.0%**	63.6%
Privately issued securities held by Aflac Japan	**$50,819**	$51,702
Privately issued securities held by Aflac Japan as a percentage of total debt and perpetual securities	**51.2%**	60.1%

Reverse-Dual Currency Securities *(1)*

(Amortized cost, in millions)	**2011**	2010
Privately issued reverse-dual currency securities	**$12,655**	$12,790
Publicly issued collateral structured as reverse-dual currency securities	**2,958**	2,844
Total reverse-dual currency securities	**$15,613**	$15,634
Reverse-dual currency securities as a percentage of total debt and perpetual securities	**15.7 %**	18.2%

(1) Principal payments in yen and interest payments in dollars

The decrease in privately issued securities as a percentage of total debt and perpetual securities was due primarily to sales and impairments of investments and the allocation of new investments to JGBs during 2011.

Aflac Japan has invested in privately issued securities to better match liability characteristics and secure higher yields than those available on Japanese government or other public corporate bonds. Aflac Japan's investments in yen-denominated privately issued securities consist primarily of non-Japanese issuers and have longer maturities, thereby allowing us to improve our asset/liability matching and our overall investment returns. Most of our privately issued securities are issued under medium-term note programs and have standard documentation commensurate with credit ratings of the issuer, except when internal credit analysis indicates that additional protective and/or event-risk covenants are required.

Below-Investment-Grade and Split-Rated Securities

Below-investment-grade debt and perpetual securities represented 5.5% of total debt and perpetual securities at December 31, 2011, compared with 6.2% of total debt and perpetual securities at December 31, 2010, at amortized cost. Debt and perpetual securities classified as below investment grade at December 31, 2011 and 2010 were generally reported as available for sale and carried at fair value.

The below-investment-grade securities at December 31 shown in the following table were investment grade at the time of purchase and were subsequently downgraded.

Below-Investment-Grade Securities[1]

(In millions)	**December 31, 2011**				December 31, 2010			
	Par Value	**Amortized Cost**	**Fair Value**	**Unrealized Gain (Loss)**	Par Value	Amortized Cost	Fair Value	Unrealized Gain (Loss)
Israel Electric Corp.	**$ 888**	**$ 847**	**$ 805**	**$ (42)**	$ *	$ *	$ *	$ *
Republic of Tunisia[2]	**823**	**823**	**877**	**54**	*	*	*	*
Dexia SA (Includes Dexia Bank Belgium & Dexia Overseas)[3]	**579**	**190**	**190**	**0**	368	264	186	(78)
Investcorp Capital Limited	**526**	**526**	**441**	**(85)**	504	504	337	(167)
Erste Group Bank (Erste Finance Jersey Ltd. 3 & 5)[3]	**450**	**424**	**253**	**(171)**	*	*	*	*
Lloyds Banking Group PLC[4]	**408**	**360**	**312**	**(48)**	440	364	387	23
UPM-Kymmene	**399**	**399**	**235**	**(164)**	380	380	290	(90)
Ford Motor Credit Company	**386**	**386**	**388**	**2**	368	368	374	6
CSAV (Tollo Shipping Co. S.A.)	**309**	**130**	**130**	**0**	295	295	161	(134)
Bank of Ireland	**257**	**257**	**140**	**(117)**	*	*	*	*
Tokyo Electric Power Co., Inc.	**232**	**235**	**211**	**(24)**	*	*	*	*
BAWAG Capital Finance Jersey[3]	**180**	**77**	**77**	**0**	172	120	116	(4)
IKB Deutsche Industriebank AG	**167**	**87**	**87**	**0**	160	160	104	(56)
Hypo Vorarlberg Capital Finance[3]	**141**	**83**	**86**	**3**	135	108	97	(11)
Redes Energeticas Nacionais SGPS,S.A.	**129**	**129**	**105**	**(24)**	*	*	*	*
Finance For Danish Industry (FIH)	**129**	**100**	**100**	**0**	123	123	104	(19)
Irish Life and Permanent PLC[3]	**0**	**0**	**0**	**0**	454	112	112	0
EFG Eurobank Ergasias	**0**	**0**	**0**	**0**	417	416	131	(285)
NBG (National Bank of Greece)	**0**	**0**	**0**	**0**	368	368	146	(222)
Alpha Bank	**0**	**0**	**0**	**0**	368	368	115	(253)
Swedbank[3]	*	*	*	*	356	299	314	15
Hella KG Hueck & Co.	*	*	*	*	270	269	224	(45)
KBL European Private Bankers S.A. (Part of KBC Group NV)[3]	**0**	**0**	**0**	**0**	245	137	144	7
Allied Irish Banks PLC	**0**	**0**	**0**	**0**	245	77	77	0
Aiful Corporation	**0**	**0**	**0**	**0**	184	67	67	0
Royal Bank of Scotland Group PLC[3]	**0**	**0**	**0**	**0**	58	19	42	23
Commerzbank AG (formerly Dresdner Bank AG) (Tier 1 only)	**0**	**0**	**0**	**0**	53	55	46	(9)
Macy's Inc.	*	*	*	*	53	58	58	0
Various Other Issuers (below $50 million in par value)[5]	**394**	**362**	**330**	**(32)**	386	366	326	(40)
Total	**$6,397**	**$5,415**	**$4,767**	**$(648)**	$6,402	$5,297	$3,958	$(1,339)

* *Investment grade at respective reporting date*

(1) *Does not include senior secured bank loans in an externally managed portfolio that were below investment grade when initially purchased*

(2) *Deemed by the Company to be below investment grade*

(3) *Perpetual security*

(4) *Included perpetual securities at December 31, 2010*

(5) *Includes 16 different issuers in 2011 and 19 different issuers in 2010*

In May 2011, we initiated a limited program to invest in senior secured bank loans to U.S. and Canadian corporate borrowers, most of which have below-investment-grade ratings. The program is managed externally by a third party firm specializing in this asset class. Its mandate requires a minimum average credit quality of BB-/Ba3, no loans rated below B/B2, and no exposure to any individual credit greater than 3% of the program's assets. The objectives of this program include enhancing the yield on invested assets, achieving further diversification of credit risk, and mitigating the risk of rising interest rates through the acquisition of floating rate assets. As of December 31, 2011, our investments in this program totaled $124 million at amortized cost.

Occasionally, a debt or perpetual security will be split rated. This occurs when one rating agency rates the security as investment grade while another rating agency rates the same security as below investment grade. Our policy is to review each issue on a case-by-case basis to determine if a split-rated security should be classified as investment grade or below investment grade, and to assign a credit rating based on such internal analysis. Our review includes evaluating the issuer's credit position as well as current market pricing and other factors, such as the issuer's or security's inclusion on a credit rating downgrade watch list. Split-rated securities totaled $2.7 billion as of December 31, 2011 and $2.4 billion as of December 31, 2010, and represented 3% of total debt and perpetual securities, at amortized cost, at December 31, 2011 and 2010. The 10 largest split-rated securities as of December 31, 2011, were as follows:

Split-Rated Securities

(In millions)	Amortized Cost	Investment-Grade Status
Israel Electric Corp.	$847	Below Investment Grade
SLM Corp.	416	Investment-Grade
Commerzbank AG	331	Investment-Grade
Bank of Ireland	257	Below Investment Grade
Swedbank[(1)]	139	Investment-Grade
Redes Energeticas Nacionais SGPS, S.A.	129	Below Investment Grade
Goldman Sachs Capital I	120	Investment-Grade
Dexia Overseas SA[(1)]	63	Below Investment Grade
Sparebanken Vest[(1)]	60	Investment-Grade
Macy's Inc.	58	Investment-Grade

[(1)] *Perpetual security*

Other-than-temporary Impairment

See Note 3 of the Notes to the Consolidated Financial Statements for a discussion of our impairment policy.

Unrealized Investment Gains and Losses

The following table provides details on amortized cost, fair value and unrealized gains and losses for our investments in debt and perpetual securities by investment-grade status as of December 31, 2011.

(In millions)	Total Amortized Cost	Total Fair Value	Percentage of Total Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:					
Investment-grade securities	$46,719	$ 49,126	48.9%	$3,603	$1,196
Below-investment-grade securities	5,534	4,885	4.9	72	721
Held-to-maturity securities:					
Investment-grade securities	47,009	46,383	46.2	992	1,618
Total	$99,262	$100,394	100.0%	$4,667	$3,535

The following table presents an aging of debt and perpetual securities in an unrealized loss position as of December 31, 2011.

Aging of Unrealized Losses

(In millions)	Total Amortized Cost	Total Unrealized Loss	Less than Six Months Amortized Cost	Less than Six Months Unrealized Loss	Six Months to Less than 12 Months Amortized Cost	Six Months to Less than 12 Months Unrealized Loss	12 Months or Longer Amortized Cost	12 Months or Longer Unrealized Loss
Available-for-sale securities:								
Investment-grade securities	$11,576	$1,196	$3,106	$125	$ 416	$ 49	$ 8,054	$1,022
Below-investment-grade securities	3,225	721	802	95	282	25	2,141	601
Held-to-maturity securities:								
Investment-grade securities	18,034	1,618	4,388	117	1,634	111	12,012	1,390
Total	$32,835	$3,535	$8,296	$337	$2,332	$185	$22,207	$3,013

The following table presents a distribution of unrealized losses on debt and perpetual securities by magnitude as of December 31, 2011.

Percentage Decline From Amortized Cost

(In millions)	Total Amortized Cost	Total Unrealized Loss	Less than 20% Amortized Cost	Less than 20% Unrealized Loss	20% to 50% Amortized Cost	20% to 50% Unrealized Loss	Greater than 50% Amortized Cost	Greater than 50% Unrealized Loss
Available-for-sale securities:								
Investment-grade securities	$11,576	$1,196	$10,318	$ 870	$1,258	$ 326	$0	$0
Below-investment-grade securities	3,225	721	2,081	249	1,144	472	0	0
Held-to-maturity securities:								
Investment-grade securities	18,034	1,618	15,532	955	2,502	663	0	0
Total	$32,835	$3,535	$27,931	$2,074	$4,904	$1,461	$0	$0

The following table presents the 10 largest unrealized loss positions in our portfolio as of December 31, 2011.

(In millions)	Credit Rating	Amortized Cost	Fair Value	Unrealized Loss
Erste Group Bank AG (Lower Tier II & Tier I[1])	BB	$540	$369	$(171)
UPM-Kymmene	BB	399	235	(164)
SLM Corp.	BBB	416	253	(163)
Bank of Ireland	BB	257	140	(117)
Bank of Tokyo-Mitsubishi UFJ Ltd. (BTMU Curacao Holdings N.V.)	A	579	466	(113)
Bank of America Corp. (includes Merrill Lynch)	A	579	481	(98)
Investcorp Capital Limited	BB	526	441	(85)
Deutsche Postbank AG	BBB	309	231	(78)
UniCredit SpA (includes HVB and Bank Austria)	BBB	601	524	(77)
Nordea Bank AB[1]	BBB	441	368	(73)

[1] *Perpetual security*

Declines in fair value noted above were impacted by changes in interest rates and credit spreads, yen/dollar exchange rates, and issuer credit status. However, we believe it would be inappropriate to recognize impairment charges because we believe the changes in fair value are temporary. See the Investment Concentrations and Unrealized Investment Gains and Losses sections in Note 3 of the Notes to the Consolidated Financial Statements for further discussions of unrealized losses related to Ireland, financial institutions including perpetual securities, and other corporate investments.

Investment Valuation and Cash

We estimate the fair values of our securities available for sale on a monthly basis. We monitor the estimated fair values derived from our discounted cash flow pricing model and those obtained from our custodian, pricing vendors and brokers for consistency from month to month, while considering current market conditions. We also periodically discuss with our custodian and pricing brokers and vendors the pricing techniques they use to monitor the consistency of their approach and periodically assess the appropriateness of the valuation level assigned to the values obtained from them.

Due to our reliance on third-party pricing services to provide valuations on 49% of our Level 2 portfolio, we regularly discuss and review pricing methodologies with the investment custodian. We also review the custodians' Service Organization Control (SOC 1) report for the period covering the current year to gain satisfaction with the controls and control environment of the custodian.

See Note 5 of the Notes to the Consolidated Financial Statements for the fair value hierarchy classification of our securities available for sale as of December 31, 2011.

Cash and cash equivalents totaled $2.2 billion, or 2.2% of total investments and cash, as of December 31, 2011, compared with $2.1 billion, or 2.4%, at December 31, 2010. For a discussion of the factors affecting our cash balance, see the Operating Activities, Investing Activities and Financing Activities sections of this MD&A.

For additional information concerning our investments, see Notes 3, 4, and 5 of the Notes to the Consolidated Financial Statements.

Deferred Policy Acquisition Costs

The following table presents deferred policy acquisition costs by segment for the years ended December 31.

(In millions)	**2011**	2010	% Change
Aflac Japan	**$ 7,733**	$6,964	11.0%[1]
Aflac U.S.	**2,921**	2,770	5.5
Total	**$10,654**	$9,734	9.5%

[1] Aflac Japan's deferred policy acquisition costs increased 5.9% in yen during the year ended December 31, 2011.

The increase in deferred policy acquisition costs was primarily driven by new annualized premium sales and the strengthening of the yen against the U.S. dollar. See Note 6 of the Notes to the Consolidated Financial Statements for additional information on our deferred policy acquisition costs, and see the New Accounting Pronouncements subsection of this MD&A for a discussion of changes to the accounting policy for DAC effective January 1, 2012.

Policy Liabilities

The following table presents policy liabilities by segment for the years ending December 31.

(In millions)	**2011**	2010	% Change
Aflac Japan	**$86,522**	$74,872	15.6%[(1)]
Aflac U.S.	**8,069**	7,581	6.4
Other	**2**	3	(33.3)
Total	**$94,593**	$82,456	14.7%

[(1)] *Aflac Japan's policy liabilities increased 10.2% in yen during the year ended December 31, 2011.*

The increase in policy liabilities was primarily the result of growth and aging of our in-force business and the strengthening of the yen against the U.S. dollar. See Note 7 of the Notes to the Consolidated Financial Statements for additional information on our policy liabilities.

Notes Payable

Notes payable totaled $3.3 billion at December 31, 2011, compared with $3.0 billion at December 31, 2010. In September 2011, the Parent Company redeemed 35 billion yen (approximately $459 million using the exchange rate on the date of redemption) of Uridashi notes upon their maturity. In July 2011, the Parent Company issued 50 billion yen of yen-denominated Samurai notes (approximately $643 million using the December 31, 2011, exchange rate). The ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains and losses on investment securities and derivatives) was 21.0% as of December 31, 2011, compared with 21.7% as of December 31, 2010.

In February 2012, the Parent Company issued $750 million of senior notes through a U.S. public debt offering. See Note 8 of the Notes to the Consolidated Financial Statements for additional information on our notes payable.

Benefit Plans

Aflac Japan and Aflac U.S. have various benefit plans. For additional information on our Japanese and U.S. plans, see Note 13 of the Notes to the Consolidated Financial Statements.

Policyholder Protection Corporation

The Japanese insurance industry has a policyholder protection system that provides funds for the policyholders of insolvent insurers. Legislation enacted regarding the framework of the Life Insurance Policyholder Protection Corporation (LIPPC) includes government fiscal measures supporting the LIPPC through March 2012. On December 27, 2011, Japan's FSA announced plans to enhance the stability of the LIPPC by extending the government's fiscal support of the LIPPC through March 2017. Accordingly, the FSA submitted legislation to the Diet on January 27, 2012, to extend the government's fiscal support framework.

Hedging Activities

Net Investment Hedge

Our primary exposure to be hedged is our investment in Aflac Japan, which is affected by changes in the yen/dollar exchange rate. To mitigate this exposure, we have taken the following courses of action. First, Aflac Japan maintains a portfolio of dollar-denominated securities, which serve as an economic currency hedge of a portion of our investment in Aflac Japan. The foreign exchange gains and losses related to this portfolio are taxable in Japan and the U.S. when the securities mature or are sold. Until maturity or sale, deferred tax expense or benefit associated with the foreign exchange gains or losses are recognized in other comprehensive income. Second, we have designated the majority of the Parent Company's yen-denominated liabilities (Samurai and Uridashi notes and yen-denominated loans) as a hedge of our investment in Aflac Japan. At the beginning of each quarter, we make our net investment hedge designation. If the total of our designated yen-denominated liabilities is equal to or less than

our net investment in Aflac Japan, the hedge is deemed to be effective and the related exchange effect on the liabilities is reported in the unrealized foreign currency component of other comprehensive income. Should these designated yen-denominated liabilities exceed our investment in Aflac Japan, the foreign exchange effect on the portion of the liabilities that exceeds our investment in Aflac Japan would be recognized in net earnings. We estimate that if our yen-denominated liabilities exceeded our investment in Aflac Japan by 10 billion yen, we would report a foreign exchange gain/loss of approximately $1 million for every 1% yen weakening/strengthening in the end-of-period yen/dollar exchange rate. Our net investment hedge was effective during the years ended December 31, 2011, 2010 and 2009. We recognized an immaterial amount in net earnings for the negative foreign exchange effect on the Parent Company yen-denominated liabilities that exceeded our yen net asset position in Aflac Japan in certain quarters of 2011 and 2009.

As mentioned in the Notes Payable section in this MD&A, the Parent Company issued $750 million of senior notes in February 2012. We have entered into cross-currency swaps to convert the dollar-denominated principal and interest on the senior notes into yen-denominated obligations and will designate this debt obligation as part of our net investment hedge.

Effective January 1, 2010, the yen net asset figure calculated for hedging purposes differs from the yen-denominated net asset position as discussed in the Currency Risk subsection of MD&A. As disclosed in that subsection, the consolidation of the underlying assets in certain VIEs on January 1, 2010, required that we derecognize our yen-denominated investment in the VIE and recognize the underlying U.S. dollar-denominated fixed-maturity or perpetual securities and cross-currency swaps. While these U.S. dollar investments will create foreign currency fluctuations, the combination of the U.S. dollar-denominated investment and the cross-currency swap economically creates a yen-denominated investment that qualifies for inclusion as a component of our investment in Aflac Japan.

The dollar values of our yen-denominated net assets, including certain VIEs as yen-denominated investments for net investment hedging purposes as discussed above, are summarized as follows (translated at end-of-period exchange rates) for the years ended December 31:

(In millions)	**2011**	2010
Aflac Japan yen-denominated net assets	**$ 3,657**	$ 3,282
Parent Company yen-denominated net liabilities	**(1,258)**	(1,041)
Consolidated yen-denominated net assets (liabilities) subject to foreign currency translation fluctuations	**$ 2,399**	$ 2,241

Cash Flow Hedges

Effective January 1, 2010, as a result of the adoption of new accounting guidance and the corresponding consolidation of additional VIEs, we have freestanding derivative instruments that are reported in the consolidated balance sheet at fair value and are reported in other assets and other liabilities. During 2011, we de-designated certain of the derivatives used in cash flow hedging strategies as a result of determining that these swaps would no longer be highly effective in offsetting the cash flows of the hedged item. The $7 million after-tax gain recorded in accumulated other comprehensive income for these swaps is being amortized into earnings over the expected life of the respective hedged item. The amount amortized from accumulated other comprehensive income into earnings related to these swaps was immaterial during 2011. As of December 31, 2011, a couple of the freestanding foreign currency swaps that are used within VIEs to hedge the risk arising from changes in foreign currency exchange rates still qualified for hedge accounting. See Note 4 of the Notes to the Consolidated Financial Statements for additional information.

We entered into interest rate swap agreements related to our 5.5 billion yen variable interest rate Samurai notes that we issued in July 2011, and we had interest rate swap agreements related to our 20 billion yen variable interest rate Uridashi notes that matured in September 2011. By entering into these contracts, we swapped the variable interest rates to a fixed interest rate of 1.475% for the Samurai notes and 1.52% for the Uridashi notes. We designated these interest rate swaps as a hedge of the variability in our interest cash flows associated with the respective variable interest rate notes. These hedges were effective during the three-year period ended December 31, 2011. See Note 4 of the Notes to the Consolidated Financial Statements for additional information.

Off-Balance Sheet Arrangements

As of December 31, 2011, we had no material letters of credit, standby letters of credit, guarantees or standby repurchase obligations. See Note 14 of the Notes to the Consolidated Financial Statements for information on material unconditional purchase obligations that are not recorded on our balance sheet.

CAPITAL RESOURCES AND LIQUIDITY

Aflac provides the primary sources of liquidity to the Parent Company through dividends and management fees. The following table presents the amounts provided for the years ended December 31:

Liquidity Provided by Aflac to Parent Company

(In millions)	**2011**	2010	2009
Dividends declared or paid by Aflac	**$282**	$370	$464
Management fees paid by Aflac	**230**	205	124

The primary uses of cash by the Parent Company are shareholder dividends, the repurchase of its common stock and interest on its outstanding indebtedness. The Parent Company's sources and uses of cash are reasonably predictable and are not expected to change materially in the future. For additional information, see the Financing Activities subsection of this MD&A.

The Parent Company also accesses debt security markets to provide additional sources of capital. In May 2009, we filed a shelf registration statement with the SEC that allows us to issue an indefinite amount of senior and subordinated debt, in one or more series, from time to time through May 2012. As of December 31, 2011, we had issued $2.0 billion of senior notes under this registration statement, and in February 2012, we issued an additional $750 million of senior notes. In November 2009, we filed a shelf registration statement with Japanese regulatory authorities that allowed us to issue up to 100 billion yen of yen-denominated Samurai notes in Japan through November 2011. In July 2011, the Parent Company issued 50 billion yen of yen-denominated Samurai notes under this registration statement. In December 2011, we filed a shelf registration statement with Japanese regulatory authorities that allows us to issue up to 100 billion yen of yen-denominated Samurai notes in Japan through January 2014. If issued, these yen-denominated Samurai notes would not be available to U.S. persons. We believe outside sources for additional debt and equity capital, if needed, will continue to be available. For additional information, see Note 8 of the Notes to the Consolidated Financial Statements.

The principal sources of cash for our insurance operations are premiums and investment income. The primary uses of cash by our insurance operations are investments, policy claims, commissions, operating expenses, income taxes and payments to the Parent Company for management fees and dividends. Both the sources and uses of cash are reasonably predictable.

When making an investment decision, our first consideration is based on product needs. Our investment objectives provide for liquidity through the purchase of investment-grade debt securities. These objectives also take into account duration matching, and because of the long-term nature of our business, we have adequate time to react to changing cash flow needs.

As a result of policyholder aging, claims payments are expected to gradually increase over the life of a policy. Therefore, future policy benefit reserves are accumulated in the early years of a policy and are designed to help fund future claims payments. We expect our future cash flows from premiums and our investment portfolio to be sufficient to meet our cash needs for benefits and expenses.

Our financial statements adequately convey our financing arrangements during the periods presented. We have not engaged in material intra-period short-term financings during the periods presented that are not otherwise reported in our balance sheet. We do not have any restrictive financial covenants related to our notes payable, and we were in compliance with all of the covenants of our notes payable at December 31, 2011. We have not entered into transactions involving the transfer of financial assets with an obligation to repurchase financial assets that have

been accounted for as a sale under applicable accounting standards, including securities lending transactions. See Notes 1 and 3 of the Notes to the Consolidated Financial Statements for more information on our securities lending activity. We do not have a known trend, demand, commitment, event or uncertainty that would reasonably result in our liquidity increasing or decreasing by a material amount. Our cash and cash equivalents include unrestricted cash on hand, money market instruments, and other debt instruments with a maturity of 90 days or less when purchased, all of which has minimal market, settlement or other risk exposure.

The following table presents the estimated payments by period of our major contractual obligations as of December 31, 2011. We translated our yen-denominated obligations using the December 31, 2011, exchange rate. Actual future payments as reported in dollars will fluctuate with changes in the yen/dollar exchange rate.

Distribution of Payments by Period

(In millions)	Total Liability[1]	Total Payments	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
Future policy benefits liability *(Note 7)*	$79,278	$342,337	$11,022	$21,728	$21,223	$288,364
Unpaid policy claims liability *(Note 7)*	3,981	3,969	2,983	605	224	157
Long-term debt -principal *(Note 8)*	3,275	3,281	342	440	799	1,700
Long-term debt -interest *(Note 8)*	33	2,245	161	313	278	1,493
Policyholder protection corporation *(Note 2)*	71	71	45	26	0	0
Operating service agreements *(Note 14)*	N/A[2]	631	160	418	53	0
Operating lease obligations *(Note 14)*	N/A[2]	168	62	62	29	15
Capitalized lease obligations *(Note 8)*	10	10	3	5	1	1
Total contractual obligations	$86,648	$352,712	$14,778	$23,597	$22,607	$291,730

Liabilities for unrecognized tax benefits in the amount of $21 have been excluded from the tabular disclosure above because the timing of cash payment is not reasonably estimable.

[1] *Liability amounts are those reported on the consolidated balance sheet as of December 31, 2011.*

[2] *Not applicable*

The distribution of payments for future policy benefits is an estimate of all future benefit payments for policies in force as of December 31, 2011. These projected values contain assumptions for future policy persistency, mortality and morbidity. The distribution of payments for unpaid policy claims includes assumptions as to the timing of policyholders reporting claims for prior periods and the amount of those claims. Actual amounts and timing of both future policy benefits and unpaid policy claims payments may differ significantly from the estimates above. We anticipate that the future policy benefit liability of $79.3 billion at December 31, 2011, along with future net premiums and investment income, will be sufficient to fund future policy benefit payments.

The distribution of payments due in less than one year for long-term debt consists of 26.6 billion yen for our Samurai notes (approximately $342 million using the December 31, 2011, exchange rate) that are due in June 2012. We issued $750 million of senior notes in February 2012 and plan to use the proceeds to redeem these Samurai notes upon their maturity.

For more information on our major contractual obligations, see the applicable Note in the Notes to the Consolidated Financial Statements as indicated in the line items in the table above.

Consolidated Cash Flows

We translate cash flows for Aflac Japan's yen-denominated items into U.S. dollars using weighted-average exchange rates. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported.

The following table summarizes consolidated cash flows by activity for the years ended December 31.

(In millions)	**2011**	2010	2009
Operating activities	**$ 10,842**	$ 6,989	$ 6,161
Investing activities	**(10,829)**	(7,432)	(5,476)
Financing activities	**64**	161	699
Exchange effect on cash and cash equivalents	**51**	80	(2)
Net change in cash and cash equivalents	**$ 128**	$ (202)	$ 1,382

Operating Activities

Consolidated cash flow from operations increased 55% in 2011, compared with 2010. The following table summarizes operating cash flows by source for the years ended December 31.

(In millions)	**2011**	2010	2009
Aflac Japan	**$10,246**	$6,327	$5,177
Aflac U.S. and other operations	**596**	662	984
Total	**$10,842**	$6,989	$6,161

The increase in Aflac Japan operating cash flows during 2011 was largely due to the receipt of discounted advance premiums from policyholders in conjunction with their purchase of certain Aflac Japan insurance products and due to the strengthening of the yen against the U.S. dollar. Aflac U.S. operating cash flows have been reduced by the payout of lump-sum return-of-premium benefits to policyholders on a closed block of U.S. cancer insurance business. These benefit payouts began in 2008 and will significantly decline in 2012 and beyond. We paid out $72 million in 2011, $104 million in 2010, and $152 million in 2009, and we anticipate paying out an additional $25 million over the next year.

Investing Activities

Operating cash flow is primarily used to purchase debt securities to meet future policy obligations. The following table summarizes investing cash flows by source for the years ended December 31.

(In millions)	**2011**	2010	2009
Aflac Japan	**$(10,246)**	$(6,221)	$(5,156)
Aflac U.S. and other operations	**(583)**	(1,211)	(320)
Total	**$(10,829)**	$(7,432)	$(5,476)

Prudent portfolio management dictates that we attempt to match the duration of our assets with the duration of our liabilities. Currently, when our debt and perpetual securities mature, the proceeds may be reinvested at a yield below that required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the long-term nature of our business and our strong cash flows provide us with the ability to minimize the effect of mismatched durations and/or yields identified by various asset adequacy analyses. When market opportunities arise, we dispose of selected debt and perpetual securities that are available for sale to improve the duration matching of our assets and liabilities, improve future investment yields, and/or rebalance our portfolio. As a result, dispositions before maturity can vary significantly from year to year. Dispositions before maturity were approximately 27% of the annual average investment portfolio of debt and perpetual securities available for sale during the year ended December 31, 2011, compared with 7% in 2010 and 12% in 2009. The relatively higher dispositions before maturity in 2011 were due to a bond-swap program that generated investment gains and were also the result of an asset liability management strategy.

Financing Activities

Consolidated cash provided by financing activities was $64 million in 2011, $161 million in 2010, and $699 million in 2009. Cash returned to shareholders through dividends and treasury stock purchases was $860 million in 2011 and $656 million in 2010, compared with $524 million of dividends in 2009.

In September 2011, we redeemed 35 billion yen of our Uridashi notes upon their maturity. In July 2011, the Parent Company issued 50 billion yen of yen-denominated Samurai notes (approximately $643 million using the December 31, 2011, exchange rate). See Note 8 of the Notes to the Consolidated Financial Statements for further information on this debt issuance.

In August 2010, the Parent Company issued $450 million and $300 million in senior notes that are due in August 2040 and August 2015, respectively. In July 2010, we paid $447 million to redeem 39.4 billion yen of our Samurai notes upon their maturity.

In December 2009, the Parent Company issued $400 million in senior notes that are due in December 2039, and in May 2009, issued $850 million in senior notes that are due in May 2019. In April 2009, we redeemed our $450 million senior notes and settled the related cross-currency, interest rate swaps that were used to convert the original dollar-denominated debt obligation into yen. In August 2009, the Parent Company executed a 5 billion yen loan that is due in August 2015. In July 2009, the Parent Company executed a 10 billion yen loan that is due in July 2015.

During 2009, we extinguished portions of our yen-denominated Uridashi and Samurai debt by buying the notes on the open market. We paid 4.4 billion yen to extinguish 6.0 billion yen of debt, yielding a realized gain from extinguishment of debt of 1.6 billion yen, or $17 million ($11 million after-tax), which we included in other income.

In February 2012, the Parent Company issued $400 million and $350 million of senior notes that are due in February 2017 and February 2022, respectively. We plan to use proceeds from this debt offering to redeem 26.6 billion yen (approximately $342 million using the December 31, 2011, exchange rate) of Samurai notes when they mature in June 2012.

We have no restrictive financial covenants related to our notes payable. We were in compliance with all of the covenants of our notes payable at December 31, 2011.

The following tables present a summary of treasury stock activity during the years ended December 31.

Treasury Stock Purchased

(In millions of dollars and thousands of shares)	**2011**	2010	2009
Treasury stock purchases	**$ 308**	$ 121	$ 10
Number of shares purchased:			
Open market	**6,000**	2,000	0
Other	**182**	192	264
Total shares purchased	**6,182**	2,192	264

Treasury Stock Issued

(In millions of dollars and thousands of shares)	**2011**	2010	2009
Stock issued from treasury:			
Cash financing	**$ 26**	$ 45	$ 17
Noncash financing	**57**	2	11
Total stock issued from treasury	**$ 83**	$ 47	$ 28
Number of shares issued	**1,852**	1,834	1,043

Beginning in February 2009 when the market value of our stock fell below our weighted-average cost of treasury shares, we discontinued issuing shares from treasury and all shares purchased with dividends, as well as those shares used for internal stock award plans, were all purchased on the open market. Beginning again in 2011, these types of stock issuances, considered non-cash, were once again issued using treasury shares.

Under share repurchase authorizations from our board of directors, we purchased 6.0 million shares of our common stock in the open market in 2011, compared with 2.0 million shares in 2010. During 2009, we did not purchase any shares of our common stock under our share repurchase program. See Note 10 of the Notes to the Consolidated Financial Statements for additional information. As of December 31, 2011, a remaining balance of 24.4 million shares of our common stock was available for purchase under a share repurchase authorization by our board of directors in 2008.

Cash dividends paid to shareholders in 2011 of $1.23 per share increased 7.9% over 2010. The 2010 dividend paid of $1.14 per share increased 1.8% over 2009. The following table presents the dividend activity for the years ended December 31.

(In millions)	**2011**	2010	2009
Dividends paid in cash	**$552**	$535	$ 524
Dividends declared but not paid	**0**	0	(131)
Dividends through issuance of treasury shares	**23**	0	0
Total dividends to shareholders	**$575**	$535	$ 393

In January 2012, the board of directors declared the first quarter 2012 cash dividend of $.33 per share. The dividend is payable on March 1, 2012, to shareholders of record at the close of business on February 15, 2012.

Regulatory Restrictions

Aflac is domiciled in Nebraska and is subject to its regulations. The Nebraska insurance department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by Aflac to the Parent Company. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of the net income from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group of companies. These regulatory limitations are not expected to affect the level of management fees or dividends paid by Aflac to the Parent Company. A life insurance company's statutory capital and surplus is determined according to rules prescribed by the NAIC, as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from GAAP and are intended to emphasize policyholder protection and company solvency.

The continued long-term growth of our business may require increases in the statutory capital and surplus of our insurance operations. Aflac's insurance operations may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Parent Company from funds generated through debt or equity offerings. The NAIC's risk-based capital (RBC) formula is used by insurance regulators to help identify inadequately capitalized insurance companies. The RBC formula quantifies insurance risk, business risk, asset risk and interest rate risk by weighing the types and mixtures of risks inherent in the insurer's operations. Aflac's company action level RBC ratio was 493% as of December 31, 2011. Aflac's RBC ratio remains high and reflects a strong capital and surplus position. As of December 31, 2011, Aflac's total adjusted capital exceeded the amounts to achieve a company action level RBC of 400% and 350% by $1.2 billion and $1.9 billion, respectively. See Note 12 of the Notes to the Consolidated Financial Statements for information regarding the impact of permitted practices by the Nebraska Department of Insurance on our statutory capital and surplus. Currently, the NAIC has an ongoing Solvency Modernization Initiative (SMI) relating to updating the U.S. insurance solvency regulation framework. The SMI will focus on key issues such as capital requirements, governance and risk management, actuarial, and accounting matters.

In addition to limitations and restrictions imposed by U.S. insurance regulators, Japan's FSA may not allow profit repatriations from Aflac Japan if the transfers would cause Aflac Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains its own solvency standard. See the Japanese Regulatory

Environment subsection of this MD&A for a discussion of changes to the calculation of the solvency margin ratio. As of December 31, 2011, Aflac Japan's solvency margin ratio was 985.8% using the current calculation method, which significantly exceeded regulatory minimums, and was 547.3% under the new standards, disclosed as reference information. As expected, based on the results of the calculation of the solvency margin ratio under the new standards, our relative position within the industry has not materially changed. Given the sensitivity of the solvency margin ratio and the low interest rate environment, we increased our allocation of JGBs classified as held to maturity during the third and fourth quarters of 2011. We continue to evaluate other alternatives for reducing the sensitivity of the solvency margin ratio against interest rate changes.

Payments are made from Aflac Japan to the Parent Company for management fees and to Aflac U.S. for allocated expenses and remittances of earnings. The following table details Aflac Japan remittances for the years ended December 31.

Aflac Japan Remittances

(In millions of dollars and billions of yen)	**2011**	2010	2009
Aflac Japan management fees paid to Parent Company	**$ 28**	$ 30	$ 26
Expenses allocated to Aflac Japan	**43**	37	37
Aflac Japan profit remittances to Aflac U.S. in dollars	**143**	317	230
Aflac Japan profit remittances to Aflac U.S. in yen	**11.0**	28.7	20.0

The total amount of profit remittances in 2011 was lower than that in 2010 due to realized investment losses.

For additional information on regulatory restrictions on dividends, profit repatriations and other transfers, see Note 12 of the Notes to the Consolidated Financial Statements.

Other

For information regarding commitments and contingent liabilities, see Note 14 of the Notes to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by Item 7A is incorporated by reference from the Market Risks of Financial Instruments section of MD&A in Part II, Item 7, of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2011, which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aflac Incorporated:

We have audited Aflac Incorporated and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Aflac Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Aflac Incorporated and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aflac Incorporated and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2011, and our report dated February 24, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
February 24, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aflac Incorporated:

We have audited the accompanying consolidated balance sheets of Aflac Incorporated and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aflac Incorporated and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of evaluating consolidation of variable interest entities (VIEs) and qualified special purpose entities (QSPEs) due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board (FASB), effective January 1, 2010. Also as discussed in Note 1, the Company changed its method of evaluating other-than-temporary impairments of debt securities due to the adoption of new accounting requirements issued by the FASB, effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aflac Incorporated and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
February 24, 2012

Aflac Incorporated and Subsidiaries
Consolidated Statements of Earnings
Years Ended December 31,

(In millions, except for share and per-share amounts)	2011	2010	2009
Revenues:			
Premiums, principally supplemental health insurance	**$ 20,362**	$ 18,073	$ 16,621
Net investment income	**3,280**	3,007	2,765
Realized investment gains (losses):			
Other-than-temporary impairment losses:			
Total other-than-temporary impairment losses	**(1,901)**	(459)	(1,387)
Other-than-temporary impairment losses recognized in other comprehensive income	**0**	0	26
Other-than-temporary impairment losses realized	**(1,901)**	(459)	(1,361)
Sales and redemptions	**594**	38	149
Derivative and other gains (losses)	**(245)**	(1)	0
Total realized investment gains (losses)	**(1,552)**	(422)	(1,212)
Other income	**81**	74	80
Total revenues	**22,171**	20,732	18,254
Benefits and expenses:			
Benefits and claims	**13,749**	12,106	11,308
Acquisition and operating expenses:			
Amortization of deferred policy acquisition costs	**1,102**	1,030	942
Insurance commissions	**1,725**	1,637	1,568
Insurance expenses	**2,225**	2,062	1,977
Interest expense	**196**	149	72
Other operating expenses	**182**	163	152
Total acquisition and operating expenses	**5,430**	5,041	4,711
Total benefits and expenses	**19,179**	17,147	16,019
Earnings before income taxes	**2,992**	3,585	2,235
Income tax expense:			
Current	**891**	862	830
Deferred	**137**	379	(92)
Total income taxes	**1,028**	1,241	738
Net earnings	**$ 1,964**	$ 2,344	$ 1,497
Net earnings per share:			
Basic	**$ 4.21**	$ 5.00	$ 3.21
Diluted	**4.18**	4.95	3.19
Weighted-average outstanding common shares used in computing earnings per share (In thousands):			
Basic	**466,519**	469,038	466,552
Diluted	**469,370**	473,085	469,063

See the accompanying Notes to the Consolidated Financial Statements.

Aflac Incorporated and Subsidiaries
Consolidated Balance Sheets
December 31,

(In millions)	**2011**	2010
Assets:		
Investments and cash:		
Securities available for sale, at fair value:		
Fixed maturities (amortized cost $40,534 in 2011 and $43,133 in 2010)	**$ 42,222**	$ 43,100
Fixed maturities - consolidated variable interest entities (amortized cost $4,822 in 2011 and $4,969 in 2010)	**5,350**	5,255
Perpetual securities (amortized cost $5,365 in 2011 and $6,209 in 2010)	**5,149**	5,974
Perpetual securities - consolidated variable interest entities (amortized cost $1,532 in 2011 and $1,618 in 2010)	**1,290**	1,538
Equity securities (cost $22 in 2011 and 2010)	**25**	23
Securities held to maturity, at amortized cost:		
Fixed maturities (fair value $45,817 in 2011 and $29,899 in 2010)	**46,366**	29,470
Fixed maturities - consolidated variable interest entities (fair value $566 in 2011 and $570 in 2010)	**643**	614
Other investments	**168**	135
Cash and cash equivalents	**2,249**	2,121
Total investments and cash	**103,462**	88,230
Receivables	**680**	661
Accrued investment income	**802**	738
Deferred policy acquisition costs	**10,654**	9,734
Property and equipment, at cost less accumulated depreciation	**617**	620
Other	**887**[(1)]	1,056[(1)]
Total assets	**$117,102**	$101,039

[(1)] Includes $375 in 2011 and $564 in 2010 of derivatives from consolidated variable interest entities
See the accompanying Notes to the Consolidated Financial Statements.

(continued)

Aflac Incorporated and Subsidiaries
Consolidated Balance Sheets (continued)
December 31,

(In millions, except for share and per-share amounts)	**2011**	2010
Liabilities and shareholders' equity:		
Liabilities:		
Policy liabilities:		
Future policy benefits	**$ 79,278**	$ 72,103
Unpaid policy claims	**3,981**	3,719
Unearned premiums	**1,704**	1,197
Other policyholders' funds	**9,630**	5,437
Total policy liabilities	**94,593**	82,456
Notes payable	**3,285**	3,038
Income taxes	**2,613**	1,969
Payables for return of cash collateral on loaned securities	**838**	191
Other	**2,267**[(2)]	2,329[(2)]
Commitments and contingent liabilities (Note 14)		
Total liabilities	**103,596**	89,983
Shareholders' equity:		
Common stock of $.10 par value. In thousands: authorized 1,900,000 shares in 2011 and 2010; issued 663,639 shares in 2011 and 662,660 shares in 2010	**66**	66
Additional paid-in capital	**1,408**	1,320
Retained earnings	**15,583**	14,194
Accumulated other comprehensive income (loss):		
Unrealized foreign currency translation gains	**1,109**	926
Unrealized gains (losses) on investment securities:		
Unrealized gains (losses) on securities not other-than-temporarily impaired	**1,143**	36
Unrealized gains (losses) on other-than-temporarily impaired securities	**0**	(3)
Unrealized gains (losses) on derivatives	**9**	31
Pension liability adjustment	**(171)**	(128)
Treasury stock, at average cost	**(5,641)**	(5,386)
Total shareholders' equity	**13,506**	11,056
Total liabilities and shareholders' equity	**$117,102**	$101,039

(2) Includes $531 in 2011 and $741 in 2010 of derivatives from consolidated variable interest entities

See the accompanying Notes to the Consolidated Financial Statements.

Aflac Incorporated and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended December 31,

(In millions, except for per-share amounts)	**2011**	2010	2009
Common stock:			
Balance, beginning of period	**$ 66**	$ 66	$ 66
Balance, end of period	**66**	66	66
Additional paid-in capital:			
Balance, beginning of period	**1,320**	1,228	1,184
Exercise of stock options	**21**	59	11
Share-based compensation	**37**	37	35
Gain (loss) on treasury stock reissued	**30**	(4)	(2)
Balance, end of period	**1,408**	1,320	1,228
Retained earnings:			
Balance, beginning of period	**14,194**	12,410	11,306
Cumulative effect of change in accounting principle, net of income taxes	**0**	(25)	0
Net earnings	**1,964**	2,344	1,497
Dividends to shareholders ($1.23 per share in 2011, $1.14 per share in 2010, and $.84 per share in 2009)	**(575)**	(535)	(393)
Balance, end of period	**15,583**	14,194	12,410
Accumulated other comprehensive income (loss):			
Balance, beginning of period	**862**	29	(582)
Unrealized foreign currency translation gains (losses) during period, net of income taxes:			
Cumulative effect of change in accounting principle, net of income taxes	**0**	(320)	0
Change in unrealized foreign currency translation gains (losses) during period, net of income taxes	**183**	470	26
Unrealized gains (losses) on investment securities during period, net of income taxes and reclassification adjustments:			
Cumulative effect of change in accounting principle, net of income taxes	**0**	180	0
Change in unrealized gains (losses) on investment securities not other-than-temporarily impaired, net of income taxes	**1,107**	478	587
Change in unrealized gains (losses) on other-than-temporarily impaired investment securities, net of income taxes	**3**	13	(16)
Unrealized gains (losses) on derivatives during period, net of income taxes	**(22)**	33	0
Pension liability adjustment during period, net of income taxes	**(43)**	(21)	14
Balance, end of period	**2,090**	862	29
Treasury stock:			
Balance, beginning of period	**(5,386)**	(5,316)	(5,335)
Purchases of treasury stock	**(308)**	(121)	(10)
Cost of shares issued	**53**	51	29
Balance, end of period	**(5,641)**	(5,386)	(5,316)
Total shareholders' equity	**$13,506**	$11,056	$ 8,417

See the accompanying Notes to the Consolidated Financial Statements.

Aflac Incorporated and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31,

(In millions)	2011	2010	2009
Cash flows from operating activities:			
Net earnings	**$ 1,964**	$ 2,344	$ 1,497
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Change in receivables and advance premiums	**2,940**	1,078	406
Increase in deferred policy acquisition costs	**(574)**	(416)	(358)
Increase in policy liabilities	**4,685**	3,448	3,019
Change in income tax liabilities	**251**	128	139
Realized investment (gains) losses	**1,552**	422	1,212
Other, net	**24**	(15)	246
Net cash provided (used) by operating activities	**10,842**	6,989	6,161
Cash flows from investing activities:			
Proceeds from investments sold or matured:			
Securities available for sale:			
Fixed maturities sold	**14,385**	2,724	4,798
Fixed maturities matured or called	**170**	1,243	1,976
Perpetual securities sold	**690**	700	595
Equity securities sold	**0**	328	2
Securities held to maturity:			
Fixed maturities matured or called	**728**	196	212
Costs of investments acquired:			
Securities available for sale:			
Fixed maturities acquired	**(8,392)**	(9,943)	(7,521)
Equity securities acquired	**0**	(330)	(2)
Securities held to maturity:			
Fixed maturities acquired	**(18,995)**	(2,010)	(4,167)
Purchase of subsidiary	**0**	0	(83)
Cash received as collateral on loaned securities, net	**647**	(312)	(1,214)
Other, net	**(62)**	(28)	(72)
Net cash provided (used) by investing activities	**(10,829)**	(7,432)	(5,476)
Cash flows from financing activities:			
Purchases of treasury stock	**(308)**	(121)	(10)
Proceeds from borrowings	**620**	748	1,405
Principal payments under debt obligations	**(462)**	(451)	(560)
Dividends paid to shareholders	**(552)**	(535)	(524)
Change in investment-type contracts, net	**733**	419	364
Treasury stock reissued	**26**	45	17
Other, net	**7**	56	7
Net cash provided (used) by financing activities	**64**	161	699
Effect of exchange rate changes on cash and cash equivalents	**51**	80	(2)
Net change in cash and cash equivalents	**128**	(202)	1,382
Cash and cash equivalents, beginning of period	**2,121**	2,323	941
Cash and cash equivalents, end of period	**$ 2,249**	$ 2,121	$ 2,323
Supplemental disclosures of cash flow information:			
Income taxes paid	**$ 828**	$ 1,017	$ 627
Interest paid	**191**	134	61
Impairment losses included in realized investment losses	**1,901**	459	1,361
Noncash financing activities:			
Capitalized lease obligations	**6**	3	2
Treasury stock issued for:			
Associate stock bonus	**32**	0	7
Shareholder dividend reinvestment	**23**	0	0
Share-based compensation grants	**2**	2	4

See the accompanying Notes to the Consolidated Financial Statements.

Aflac Incorporated and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31,

(In millions)	**2011**	2010	2009
Net earnings	**$1,964**	$2,344	$1,497
Other comprehensive income (loss) before income taxes:			
Unrealized foreign currency translation gains (losses) during period	**(2)**	131	65
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) on investment securities during period	**566**	370	(342)
Reclassification adjustment for realized (gains) losses on investment securities included in net earnings	**1,154**	421	1,217
Unrealized gains (losses) on derivatives during period	**(33)**	51	0
Pension liability adjustment during period	**(65)**	(32)	22
Total other comprehensive income (loss) before income taxes	**1,620**	941	962
Income tax expense (benefit) related to items of other comprehensive income (loss)	**392**	(32)	351
Other comprehensive income (loss), net of income taxes	**1,228**	973	611
Total comprehensive income (loss)	**$3,192**	$3,317	$2,108

See the accompanying Notes to the Consolidated Financial Statements.

Aflac Incorporated and Subsidiaries
Notes to the Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Aflac Incorporated (the Parent Company) and its subsidiaries (collectively, the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Additionally, Aflac U.S. markets and administers group products through Continental American Insurance Company (CAIC), branded as Aflac Group Insurance. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business. Aflac Japan's revenues, including realized gains and losses on its investment portfolio, accounted for 75% of the Company's total revenues in 2011 and 2010, compared with 73% in 2009. The percentage of the Company's total assets attributable to Aflac Japan was 87% at December 31, 2011, and 86% at December 31, 2010.

Basis of Presentation

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). In these Notes to the Consolidated Financial Statements, references to GAAP issued by the FASB are derived from the FASB Accounting Standards Codification™ (ASC). The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations based on currently available information. The most significant items on our balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are the valuation of investments, deferred policy acquisition costs, liabilities for future policy benefits and unpaid policy claims, and income taxes. These accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, mortality, morbidity, commission and other acquisition expenses, and terminations by policyholders. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

The consolidated financial statements include the accounts of the Parent Company, its subsidiaries and those entities required to be consolidated under applicable accounting standards. All material intercompany accounts and transactions have been eliminated.

Significant Accounting Policies

Translation of Foreign Currencies: The functional currency of Aflac Japan's insurance operations is the Japanese yen. We translate our yen-denominated financial statement accounts into U.S. dollars as follows. Assets and liabilities are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using average exchange rates for the period. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from transactions.

Aflac Japan maintains an investment portfolio of dollar-denominated securities on behalf of Aflac U.S., which serves as an economic currency hedge of a portion of our investment in Aflac Japan. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars. Since the functional currency of this portfolio is the U.S. dollar, there is no translation adjustment to record in other comprehensive income for these investments when the yen/dollar exchange rate changes. However, the foreign exchange gains and losses related to this portfolio are taxable in Japan and the U.S. when the securities mature or are sold. Until maturity or sale, deferred tax expense or benefit associated with the foreign exchange gains or losses is recognized in income tax expense on other comprehensive income.

We have designated a majority of the yen-denominated Uridashi and Samurai notes and yen-denominated loans issued by the Parent Company as a hedge of our investment in Aflac Japan. Outstanding principal and related

accrued interest on these items are translated into U.S. dollars at end-of-period exchange rates. Currency translation adjustments are recorded through other comprehensive income and are included in accumulated other comprehensive income.

Insurance Revenue and Expense Recognition: The supplemental health and life insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for supplemental health policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.

Insurance premiums for health and life policies are recognized ratably as earned income over the premium payment periods of the policies. When revenues are reported, the related amounts of benefits and expenses are charged against such revenues, so that profits are recognized in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

The calculation of deferred policy acquisition costs and the liability for future policy benefits requires the use of estimates based on sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate deferred policy acquisition costs by major product groupings to determine that they are recoverable from future revenues. Any resulting adjustment is charged against net earnings.

Advertising expense is reported as incurred in insurance expenses in the consolidated statements of earnings.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

Investments: Our debt securities consist of fixed-maturity securities, which are classified as either held to maturity or available for sale. Securities classified as held to maturity are securities that we have the ability and intent to hold to maturity or redemption and are carried at amortized cost. All other fixed-maturity debt securities, our perpetual securities and our equity securities are classified as available for sale and are carried at fair value. If the fair value is higher than the amortized cost for debt and perpetual securities, or the purchase cost for equity securities, the excess is an unrealized gain, and if lower than cost, the difference is an unrealized loss.

The net unrealized gains and losses on securities available for sale, plus the unamortized unrealized gains and losses on debt securities transferred to the held-to-maturity portfolio, less related deferred income taxes, are recorded through other comprehensive income and included in accumulated other comprehensive income.

Amortized cost of debt and perpetual securities is based on our purchase price adjusted for accrual of discount, or amortization of premium, and recognition of impairment charges, if any. The amortized cost of debt and perpetual securities we purchase at a discount or premium will equal the face or par value at maturity or the call date, if applicable. Interest is reported as income when earned and is adjusted for amortization of any premium or discount.

We have investments in variable interest entities (VIEs). In periods prior to 2010, qualified special purpose entities (QSPEs), a type of VIE, were exempt from consolidation; however, other VIEs were evaluated for consolidation based on the variable interest created by the VIE. Our investments in VIEs and QSPEs were accounted for as fixed-maturity or perpetual securities. The majority of our investments in VIEs and QSPEs were held in our available-for-sale portfolio.

Subsequent to the adoption of updated accounting guidance on VIEs and QSPEs on January 1, 2010, our accounting treatment for these investments changed. The concept of QSPEs and their exemption from consolidation was eliminated, therefore, the former QSPEs are now VIEs which are evaluated for consolidation. We adopted the new criteria for evaluating VIEs for consolidation, which, instead of focusing on a quantitative approach, focuses on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. As a result of the application of this new guidance, we are the primary beneficiary of certain VIEs. While the VIEs generally operate within a defined set of documents, there are certain powers that are retained by us that are considered significant in our conclusion that we are the primary beneficiary. These powers

vary by structure but generally include the initial selection of the underlying collateral or, for collateralized debt obligations (CDOs), the reference credits to include in the structure; the ability to obtain the underlying collateral in the event of default; and the ability to appoint or dismiss key parties in the structure. In particular, our powers surrounding the underlying collateral were the most significant powers since those most significantly impact the economics of the VIE. We have no obligation to provide any continuing financial support to any of the entities in which we are the primary beneficiary. Our maximum loss is limited to our original investment. Neither we nor any of our creditors have the ability to obtain the underlying collateral. Nor do we have control over the instruments in the VIEs, unless there is an event of default. This collateral is reported separately under the captions fixed maturities- and perpetual securities- consolidated variable interest entities on our balance sheet.

For those entities where we are the primary beneficiary, the assets consolidated are fixed-maturity securities, perpetual securities and derivative instruments. The calculation method of the yields on these investments did not change as a result of adoption of the new accounting guidance.

For the collateralized mortgage obligations (CMOs) held in our fixed-maturity securities portfolio, we recognize income using a constant effective yield, which is based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in CMO securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

We use the specific identification method to determine the gain or loss from securities transactions and report the realized gain or loss in the consolidated statements of earnings. Securities transactions are accounted for based on values as of the trade date of the transaction.

The majority of our investments are evaluated for other-than-temporary impairment using our debt impairment model. Our debt impairment model focuses on the ultimate collection of the cash flows from our investments. Our credit analysts/research personnel routinely monitor and evaluate the difference between the amortized cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in fair value is other than temporary. For investments with a fair value below amortized cost, the determination of whether the impairment is other than temporary is subjective and involves the consideration of various factors and circumstances, which includes but is not limited to the following:

- issuer financial condition, including profitability and cash flows
- credit status of the issuer
- the issuer's specific and general competitive environment
- published reports
- general economic environment
- future prospects of the issuer
- regulatory, legislative and political environment
- the severity of the decline in fair value
- the length of time the fair value is below cost
- other factors as may become available from time to time
- our intent or need to dispose of the security prior to recovery of its fair value to amortized cost

This process is not exact and requires consideration of risks such as credit risk, which to a certain extent can be controlled, and interest rate risk, which cannot be controlled. Therefore, if an investment's amortized cost exceeds its fair value solely due to changes in interest rates, impairment may not be appropriate.

If, after monitoring and analyses, management believes that fair value will not recover to amortized cost prior to the disposal of the security, we recognize an other-than-temporary impairment of the security. Once a security is considered to be other-than-temporarily impaired, the impairment loss is separated into two separate components: the portion of the impairment related to credit and the portion of the impairment related to factors other than credit. We automatically recognize a charge to earnings for the credit-related portion of other-than-temporary impairments.

Impairments related to factors other than credit are charged to earnings in the event we intend to sell the security prior to the recovery of its amortized cost or if it is more likely than not that we would be required to dispose of the security prior to recovery of its amortized cost; otherwise, non-credit-related other-than-temporary impairments are charged to other comprehensive income.

Our investments in perpetual securities that are rated below investment grade are evaluated for other-than-temporary impairment under our equity impairment model. Our equity impairment model focuses on the severity of a security's decline in fair value coupled with the length of time the fair value of the security has been below amortized cost and the financial condition and near-term prospects of the issuer.

We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the terms of the loans and are not reported as sales. We receive cash or other securities as collateral for such loans. For loans involving unrestricted cash collateral, the collateral is reported as an asset with a corresponding liability for the return of the collateral. For loans collateralized by securities, the collateral is not reported as an asset or liability.

For further information regarding our investments, see Note 3.

Derivatives and Hedging: We do not use derivatives for trading purposes, nor do we engage in leveraged derivative transactions.

Freestanding derivative instruments are reported in the consolidated balance sheet at fair value and are reported in other assets and other liabilities, with changes in value reported in earnings and/or other comprehensive income. These freestanding derivatives are interest rate swaps, credit default swaps (CDSs) and/or foreign currency swaps. Interest rate and foreign currency swaps are used within VIEs to hedge the risk arising from interest rate and currency exchange risk, while the CDSs are used to increase the yield and improve the diversification of the portfolio. Interest rate swaps are used to hedge the variability of interest cash flows associated with our variable rate notes.

From time to time, we purchase certain investments that contain an embedded derivative. We assess whether this embedded derivative is clearly and closely related to the asset that serves as its host contract. If we deem that the embedded derivative's terms are not clearly and closely related to the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the derivative is separated from that contract, held at fair value and reported with the host instrument in the consolidated balance sheet, with changes in fair value reported in earnings. If we have elected the fair value option, the embedded derivative is not bifurcated, and the entire investment is held at fair value with changes in fair value reported in earnings.

For those relationships where we seek hedge accounting, we formally document all relationships between hedging instruments and hedged items, as well as our risk-management objectives and strategies for undertaking various hedge transactions. This process includes linking derivatives and nonderivatives that are designated as hedges to specific assets or liabilities on the balance sheet. We also assess, both at inception and on an ongoing basis, whether the derivatives and nonderivatives used in hedging activities are highly effective in offsetting changes in fair values or cash flows of the hedged items. The assessment of hedge effectiveness determines the accounting treatment of noncash changes in fair value.

Changes in the fair value of any of our derivatives that are designated and qualify as cash flow hedges are recorded in other comprehensive income as long as they are deemed effective. Any hedge ineffectiveness is recorded immediately in current period earnings as a realized investment gain or loss. Periodic derivative net coupon settlements are recorded in the line item of the consolidated statements of earnings in which the cash flows of the hedged item are recorded. Derivatives that are not designated as hedges are carried at fair value with all changes in fair value recorded as a realized investment gain or loss. We include the fair value of all freestanding derivatives in either other assets or other liabilities on the balance sheet.

We have designated the majority of our yen-denominated Samurai and Uridashi notes and yen-denominated loans (see Note 8) as nonderivative hedges of the foreign currency exposure to our investment in Aflac Japan. At the beginning of each quarter, we make our net investment hedge designation. If the total of our designated yen-denominated liabilities is equal to or less than our net investment in Aflac Japan, the hedge is deemed to be effective and the related exchange effect is reported in the unrealized foreign currency component of other

comprehensive income. Should these designated yen-denominated liabilities exceed our investment in Aflac Japan, the foreign exchange effect on the portion of the liabilities that exceeds our investment in Aflac Japan would be recognized in net earnings (other income).

For further information regarding derivatives and hedging, see Note 4.

Deferred Policy Acquisition Costs: The costs of acquiring new business are deferred and amortized with interest over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality, persistency and interest assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Deferred costs include the excess of current-year commissions over ultimate renewal-year commissions and certain incremental direct and allocated policy issue, underwriting and marketing expenses. All of these costs vary with and are primarily related to the production of new business.

For some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. For internal replacement transactions where the resulting contract is substantially unchanged, the policy is accounted for as a continuation of the replaced contract. Unamortized deferred acquisition costs from the original policy continue to be amortized over the expected life of the new policy, and the costs of replacing the policy are accounted for as policy maintenance costs and expensed as incurred. Internal replacement transactions that result in a policy that is not substantially unchanged are accounted for as an extinguishment of the original policy and the issuance of a new policy. Unamortized deferred acquisition costs on the original policy that was replaced are immediately expensed, and the costs of acquiring the new policy are capitalized and amortized in accordance with our accounting policies for deferred acquisition costs.

See the New Accounting Pronouncements section of Note 1 for a discussion on accounting guidance that will change our accounting policy for deferred acquisition costs effective January 1, 2012.

Policy Liabilities: Future policy benefits represent claims that are expected to occur in the future and are computed by a net level premium method using estimated future investment yields, persistency and recognized morbidity and mortality tables modified to reflect our experience, including a provision for adverse deviation. These assumptions are generally established at the time a policy is issued.

Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claims experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new claims experience emerges and reflect the changes in operating results in the year such adjustments are made.

For internal replacements that are determined to not be substantially unchanged, policy liabilities related to the original policy that was replaced are immediately released, and policy liabilities are established for the new insurance contract.

Income Taxes: Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse. We record deferred tax assets for tax positions taken based on our assessment of whether the tax position is more likely than not to be sustained upon examination by taxing authorities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

As discussed in the Translation of Foreign Currencies section above, Aflac Japan maintains a dollar-denominated investment portfolio on behalf of Aflac U.S. While there are no translation effects to record in other comprehensive income, the deferred tax expense or benefit associated with foreign exchange gains or losses on the portfolio is recognized in other comprehensive income until the securities mature or are sold. Total income tax expense (benefit) related to items of other comprehensive income (loss) included a deferred tax benefit of $152 million in 2011, compared with a deferred tax benefit of $322 million in 2010 and a deferred tax expense of $12 million in 2009 for this dollar-denominated portfolio. Excluding these amounts from total taxes on other comprehensive income would result in an effective income tax rate on pretax other comprehensive income (loss) of 34% in 2011, 31% in 2010, and 35% in 2009.

Policyholder Protection Corporation and State Guaranty Association Assessments: In Japan, the government has required the insurance industry to contribute to a policyholder protection corporation. We recognize a charge for our estimated share of the industry's obligation once it is determinable. We review the estimated liability for policyholder protection corporation contributions on an annual basis and report any adjustments in Aflac Japan's expenses.

In the United States, each state has a guaranty association that supports insolvent insurers operating in those states. To date, our state guaranty association assessments have not been material.

Treasury Stock: Treasury stock is reflected as a reduction of shareholders' equity at cost. We use the weighted-average purchase cost to determine the cost of treasury stock that is reissued. We include any gains and losses in additional paid-in capital when treasury stock is reissued.

Share-Based Compensation: We measure compensation cost related to our share-based payment transactions at fair value on the grant date, and we recognize those costs in the financial statements over the vesting period during which the employee provides service in exchange for the award.

Earnings Per Share: We compute basic earnings per share (EPS) by dividing net earnings by the weighted-average number of unrestricted shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of share-based awards.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Fair value measurements and disclosures: In January 2010, the FASB issued amended accounting guidance on fair value disclosures. This guidance requires the activity in fair value hierarchy Level 3 for purchases, sales, issuances, and settlements to be reported on a gross, rather than net, basis. We adopted this guidance as of January 1, 2011. The adoption did not have an impact on our financial position or results of operations.

Accounting for variable interest entities and transfers of financial assets: In June 2009, the FASB issued amended guidance on accounting for VIEs and transfers of financial assets. This guidance defines new criteria for determining the primary beneficiary of a VIE; increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE; eliminates the exemption for the consolidation of QSPEs; establishes conditions for reporting a transfer of a portion of a financial asset as a sale; modifies the financial asset derecognition criteria; and requires additional disclosures. We adopted the provisions of this guidance on January 1, 2010 as a cumulative effect of change in accounting principle. We were required to consolidate certain of the VIEs with which we are currently involved. We were not required to deconsolidate any VIEs on January 1, 2010.

Upon the initial consolidation of the VIEs on January 1, 2010, the assets, liabilities, and noncontrolling interests of the VIEs were recorded at their carrying values, which is the amounts at which the assets, liabilities, and noncontrolling interests would have been carried in the consolidated financial statements when we first met the conditions to be the primary beneficiary. For any of the VIEs that were required to be consolidated, we also considered whether any of the derivatives in these structures qualified on January 1, 2010, as a cash flow hedge of the changes in cash flows attributable to foreign currency and/or interest rate risk. Certain of the swaps did not qualify for hedge accounting since the swap had a fair value on January 1, 2010. Other swaps did not qualify for hedge accounting since they increased, rather than reduced, cash flow risk.

For additional information concerning our investments in VIEs and derivatives, see Notes 3 and 4, respectively.

Accounting Pronouncements Pending Adoption

Presentation of comprehensive income: In June 2011, the FASB issued guidance to amend the presentation of comprehensive income. The amendment requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for interim and annual periods beginning after December 15, 2011. The amendment also requires reclassification adjustments for items that are reclassified from other comprehensive income to net income to be presented in the statements where the components of net income and the components of other comprehensive income are presented; however, in December 2011, the FASB temporarily deferred the effective date of this additional requirement. The adoption of this guidance will not have an impact on our financial position or results of operations.

Fair value measurements and disclosures: In May 2011, the FASB issued guidance to amend the fair value measurement and disclosure requirements. Most of the amendments are clarifications of the FASB's intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The new fair value measurement disclosures include additional quantitative and qualitative disclosures for Level 3 measurements, including a qualitative sensitivity analysis of fair value to changes in unobservable inputs, and categorization by fair value hierarchy level for items for which the fair value is only disclosed. This guidance is effective for interim and annual periods beginning after December 15, 2011. We expect that the adoption of this guidance will impact our financial statement disclosures, but it will not affect our financial position or results of operations.

Accounting for costs associated with acquiring or renewing insurance contracts: In October 2010, the FASB issued amended accounting guidance on accounting for costs associated with acquiring or renewing insurance contracts. Only incremental direct costs associated with the successful acquisition of a new or renewal contract may be capitalized. The amendment also prohibits capitalizing direct-response advertising costs unless they meet certain criteria. This guidance is effective on a prospective or retrospective basis for interim and annual periods beginning after December 15, 2011. We estimate that the retrospective adoption of this accounting standard effective January 1, 2012, will result in an after-tax cumulative reduction to opening retained earnings of $400 to $500 million, or 3.6% to 4.5% of shareholder's equity, as of December 31, 2010. Furthermore, the adoption of this accounting standard will result in an immaterial impact on net income in 2011 and 2012 and for all preceding years impacted by the retrospective adoption.

Recent accounting guidance not discussed above is not applicable or did not have an impact to our business.

2. BUSINESS SEGMENT AND FOREIGN INFORMATION

The Company consists of two reportable insurance business segments: Aflac Japan and Aflac U.S., both of which sell supplemental health and life insurance. Operating business segments that are not individually reportable are included in the "Other business segments" category.

We do not allocate corporate overhead expenses to business segments. We evaluate and manage our business segments using a financial performance measure called pretax operating earnings. Our definition of operating earnings excludes the following items from net earnings on an after-tax basis: realized investment gains/ losses (securities transactions, impairments, and the impact of derivative and hedging activities) and nonrecurring items. We then exclude income taxes related to operations to arrive at pretax operating earnings. Information regarding operations by segment for the years ended December 31 follows:

(In millions)	**2011**	2010	2009
Revenues:			
Aflac Japan:			
Earned premiums:			
Cancer	**$ 7,541**	$ 6,852	$ 6,406
Medical and other health	**5,158**	4,574	4,110
Life insurance	**2,920**	2,061	1,662
Net investment income	**2,688**	2,453	2,265
Other income	**46**	37	43
Total Aflac Japan	**18,353**	15,977	14,486
Aflac U.S.:			
Earned premiums:			
Accident/disability	**2,194**	2,104	2,012
Cancer	**1,258**	1,239	1,245
Other health	**1,061**	1,026	989
Life insurance	**230**	217	198
Net investment income	**588**	549	499
Other income	**10**	11	10
Total Aflac U.S.	**5,341**	5,146	4,953
Other business segments	**54**	51	51
Total business segment revenues	**23,748**	21,174	19,490
Realized investment gains (losses)	**(1,552)**	(422)	(1,212)
Corporate	**241**	217	137
Intercompany eliminations	**(266)**	(237)	(161)
Total revenues	**$22,171**	$20,732	$18,254

(In millions)	**2011**	2010	2009
Pretax earnings:			
Aflac Japan	**$3,858**	$3,283	$2,800
Aflac U.S.	**917**	924	776
Other business segments	**1**	(3)	0
Total business segment pretax operating earnings	**4,776**	4,204	3,576
Interest expense, noninsurance operations	**(168)**	(140)	(73)
Corporate and eliminations	**(64)**	(57)	(68)
Pretax operating earnings	**4,544**	4,007	3,435
Realized investment gains (losses)	**(1,552)**	(422)	(1,212)
Gain on extinguishment of debt	**0**	0	16
Other	**0**	0	(4)
Total earnings before income taxes	**$2,992**	$3,585	$2,235
Income taxes applicable to pretax operating earnings	**$1,571**	$1,389	$1,158
Effect of foreign currency translation on operating earnings	**170**	92	124

Assets as of December 31 were as follows:

(In millions)	**2011**	2010
Assets:		
Aflac Japan	**$102,323**	$87,061
Aflac U.S.	**14,177**	13,095
Other business segments	**160**	155
Total business segment assets	**116,660**	100,311
Corporate	**16,741**	14,047
Intercompany eliminations	**(16,299)**	(13,319)
Total assets	**$117,102**	$101,039

Yen-Translation Effects: The following table shows the yen/dollar exchange rates used for or during the periods ended December 31. Exchange effects were calculated using the same yen/dollar exchange rate for the current year as for each respective prior year.

	2011	2010	2009
Statements of Earnings:			
Weighted-average yen/dollar exchange rate	**79.73**	87.69	93.49
Yen percent strengthening (weakening)	**10.0%**	6.6%	10.7%
Exchange effect on net earnings (in millions)	**$162**	$191	$55

	2011	2010
Balance Sheets:		
Yen/dollar exchange rate at December 31	**77.74**	81.49
Yen percent strengthening (weakening)	**4.8%**	13.0%
Exchange effect on total assets (in millions)	**$4,237**	$9,073
Exchange effect on total liabilities (in millions)	**4,253**	9,104

Aflac Japan maintains a portfolio of dollar-denominated securities, which serves as an economic currency hedge of a portion of our investment in Aflac Japan. We have designated a portion of the Parent Company's yen-denominated notes payable as a hedge of our investment in Aflac Japan. The dollar values of our yen-denominated net assets, which are subject to foreign currency translation fluctuations for financial reporting purposes, are summarized as follows at December 31 (translated at end-of-period exchange rates):

(In millions)	**2011**	2010
Aflac Japan net assets	**$10,998**	$ 8,907
Aflac Japan dollar-denominated net assets	**(7,341)**	(5,625)
Aflac Japan yen-denominated net assets	**3,657**	3,282
Parent Company yen-denominated net liabilities	**(1,258)**	(1,041)
Consolidated yen-denominated net assets (liabilities) subject to foreign currency translation fluctuations	**$ 2,399**	$ 2,241

Transfers of funds from Aflac Japan: Aflac Japan makes payments to the Parent Company for management fees and to Aflac U.S. for allocated expenses and profit repatriations. Information on transfers for each of the years ended December 31 is shown below. See Note 12 for information concerning restrictions on transfers from Aflac Japan.

(In millions)	**2011**	2010	2009
Management fees	**$ 28**	$ 30	$ 26
Allocated expenses	**43**	37	37
Profit repatriation	**143**	317	230
Total transfers from Aflac Japan	**$214**	$384	$293

Policyholder Protection Corporation: The total liability accrued for our obligations to the Japanese Life Insurance Policyholder Protection Corporation (LIPPC) was $71 million (5.5 billion yen) at December 31, 2011, compared with $108 million (8.8 billion yen) a year ago. The obligation is payable in semi-annual installments through 2013.

Property and Equipment: The costs of buildings, furniture and equipment are depreciated principally on a straight-line basis over their estimated useful lives (maximum of 45 years for buildings and 10 years for furniture and equipment). Expenditures for maintenance and repairs are expensed as incurred; expenditures for betterments are capitalized and depreciated. Classes of property and equipment as of December 31 were as follows:

(In millions)	**2011**	2010
Property and equipment:		
Land	**$ 176**	$ 170
Buildings	**575**	550
Equipment	**312**	309
Total property and equipment	**1,063**	1,029
Less accumulated depreciation	**446**	409
Net property and equipment	**$ 617**	$ 620

Receivables: Receivables consist primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums, net of an allowance for doubtful accounts. At December 31, 2011, $309 million, or 45.4% of total receivables, were related to Aflac Japan's operations, compared with $293 million, or 44.3%, at December 31, 2010.

3. INVESTMENTS

Net Investment Income

The components of net investment income for the years ended December 31 were as follows:

(In millions)	**2011**	2010	2009
Fixed-maturity securities	**$3,026**	$2,695	$2,413
Perpetual securities	**274**	328	367
Equity securities and other	**5**	4	3
Short-term investments and cash equivalents	**4**	6	6
Gross investment income	**3,309**	3,033	2,789
Less investment expenses	**29**	26	24
Net investment income	**$3,280**	$3,007	$2,765

Investment Holdings

The amortized cost for our investments in debt and perpetual securities, the cost for equity securities and the fair values of these investments at December 31 are shown in the following tables.

	2011			
(In millions)	**Cost or Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Securities available for sale, carried at fair value:				
Fixed maturities:				
Yen-denominated:				
Japan government and agencies	**$11,108**	**$ 670**	**$ 0**	**$11,778**
Mortgage- and asset-backed securities	**912**	**43**	**1**	**954**
Public utilities	**3,850**	**59**	**226**	**3,683**
Sovereign and supranational	**1,704**	**87**	**16**	**1,775**
Banks/financial institutions	**4,312**	**74**	**359**	**4,027**
Other corporate	**6,213**	**120**	**459**	**5,874**
Total yen-denominated	**28,099**	**1,053**	**1,061**	**28,091**
Dollar-denominated:				
U.S. government and agencies	**31**	**4**	**0**	**35**
Municipalities	**1,060**	**107**	**8**	**1,159**
Mortgage- and asset-backed securities	**310**	**74**	**0**	**384**
Public utilities	**3,052**	**517**	**27**	**3,542**
Sovereign and supranational	**449**	**89**	**5**	**533**
Banks/financial institutions	**3,324**	**223**	**121**	**3,426**
Other corporate	**9,031**	**1,433**	**62**	**10,402**
Total dollar-denominated	**17,257**	**2,447**	**223**	**19,481**
Total fixed maturities	**45,356**	**3,500**	**1,284**	**47,572**
Perpetual securities:				
Yen-denominated:				
Banks/financial institutions	**6,217**	**155**	**604**	**5,768**
Other corporate	**344**	**17**	**0**	**361**
Dollar-denominated:				
Banks/financial institutions	**336**	**3**	**29**	**310**
Total perpetual securities	**6,897**	**175**	**633**	**6,439**
Equity securities	**22**	**4**	**1**	**25**
Total securities available for sale	**$52,275**	**$3,679**	**$1,918**	**$54,036**

(In millions)	2011 Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities held to maturity, carried at amortized cost:				
Fixed maturities:				
Yen-denominated:				
Japan government and agencies	**$18,775**	**$297**	**$ 1**	**$19,071**
Municipalities	**553**	**35**	**4**	**584**
Mortgage- and asset-backed securities	**129**	**5**	**0**	**134**
Public utilities	**5,615**	**188**	**166**	**5,637**
Sovereign and supranational	**4,200**	**148**	**183**	**4,165**
Banks/financial institutions	**12,389**	**170**	**1,079**	**11,480**
Other corporate	**5,348**	**149**	**185**	**5,312**
Total yen-denominated	**47,009**	**992**	**1,618**	**46,383**
Total securities held to maturity	**$47,009**	**$992**	**$1,618**	**$46,383**

(In millions)	2010 Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale, carried at fair value:				
Fixed maturities:				
Yen-denominated:				
Japan government and agencies	$16,607	$ 584	$ 14	$17,177
Mortgage- and asset-backed securities	1,224	35	15	1,244
Public utilities	2,554	117	80	2,591
Sovereign and supranational	903	47	12	938
Banks/financial institutions	5,927	152	1,177	4,902
Other corporate	5,733	136	457	5,412
Total yen-denominated	32,948	1,071	1,755	32,264
Dollar-denominated:				
U.S. government and agencies	32	4	0	36
Municipalities	1,006	9	42	973
Mortgage- and asset-backed securities[1]	485	90	13	562
Collateralized debt obligations	5	0	0	5
Public utilities	2,568	246	36	2,778
Sovereign and supranational	395	63	2	456
Banks/financial institutions	3,496	143	108	3,531
Other corporate	7,167	662	79	7,750
Total dollar-denominated	15,154	1,217	280	16,091
Total fixed maturities	48,102	2,288	2,035	48,355
Perpetual securities:				
Yen-denominated:				
Banks/financial institutions	7,080	172	533	6,719
Other corporate	328	15	0	343
Dollar-denominated:				
Banks/financial institutions	419	61	30	450
Total perpetual securities	7,827	248	563	7,512
Equity securities	22	3	2	23
Total securities available for sale	$55,951	$2,539	$2,600	$55,890

[1] *Includes $4 of other-than-temporary non-credit-related losses*

(In millions)	2010 Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities held to maturity, carried at amortized cost:				
Fixed maturities:				
Yen-denominated:				
Japan government and agencies	$ 344	$ 4	$ 4	$ 344
Municipalities	407	18	2	423
Mortgage- and asset-backed securities	146	5	0	151
Public utilities	6,339	326	120	6,545
Sovereign and supranational	4,951	305	65	5,191
Banks/financial institutions	12,618	216	526	12,308
Other corporate	5,279	274	46	5,507
Total yen-denominated	30,084	1,148	763	30,469
Total securities held to maturity	$30,084	$1,148	$763	$30,469

The methods of determining the fair values of our investments in debt securities, perpetual securities and equity securities are described in Note 5.

Included in the available-for-sale fixed maturities portfolio as of December 31, 2010 were securities with embedded derivatives for which we had elected the fair value option. These securities, recorded at a fair value of $619 million at December 31, 2010, were sold during 2011. We recognized investment gains of $12 million for the year ended December 31, 2011, compared with investment losses of $1 million and less than $1 million during the years ended December 31, 2010 and 2009, respectively, for the changes in fair value of these securities, which excluded the effects of foreign currency translation and additional fair value option elections.

During 2011, we reclassified 13 investments from the held-to maturity portfolio to the available-for-sale portfolio as a result of significant declines in the issuers' creditworthiness. At the time of the transfer, the securities had an aggregate amortized cost of $2.5 billion and an aggregate unrealized loss of $334 million. The securities transferred in the first quarter of 2011 included our investments in the Republic of Tunisia that had an aggregate amortized cost of $769 million and four securities associated with financial institutions in Portugal and Ireland with an aggregate amortized cost of $631 million. See the Investment Concentration section below for a discussion of these financial institutions in Portugal and Ireland. The securities transferred in the fourth quarter of 2011 included our investments in Israel Electric that had an aggregate amortized cost of $800 million.

During 2010, we reclassified six investments from the held-to maturity portfolio to the available-for-sale portfolio as a result of significant declines in the issuers' creditworthiness. Three of these were investments in Greek financial institutions that, at the time of transfer, had an aggregate amortized cost of $998 million and an aggregate unrealized loss of $599 million. See the Investment Concentration Section below for a discussion of these financial institutions in Greece. Another of the reclassified investments was an investment in Greek sovereign debt that had an amortized cost of $178 million and an unrealized loss of $66 million at the time of transfer. This investment was sold at a pretax realized loss of $59 million prior to the end of the second quarter of 2010. The remaining two securities had an aggregate amortized cost of $267 million and an aggregate unrealized loss of $165 million at the time of the transfer.

During 2009, we reclassified 12 investments from the held-to-maturity portfolio to the available-for-sale portfolio as a result of significant declines in the issuers' creditworthiness. At the time of transfer, the securities had an aggregate amortized cost of $1.3 billion and an aggregate unrealized loss of $548 million.

Contractual and Economic Maturities

The contractual maturities of our investments in fixed maturities at December 31, 2011, were as follows:

	Aflac Japan		Aflac U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 1,877	$ 1,902	$ 12	$ 12
Due after one year through five years	3,170	3,300	301	328
Due after five years through 10 years	3,855	4,086	890	1,020
Due after 10 years	26,418	26,905	7,491	8,544
Mortgage- and asset-backed securities	1,177	1,280	45	57
Total fixed maturities available for sale	$36,497	$37,473	$8,739	$9,961
Held to maturity:				
Due in one year or less	$ 488	$ 495	$ 0	$ 0
Due after one year through five years	1,148	1,230	0	0
Due after five years through 10 years	3,539	3,855	0	0
Due after 10 years	41,704	40,668	0	0
Mortgage- and asset-backed securities	130	135	0	0
Total fixed maturities held to maturity	$47,009	$46,383	$ 0	$ 0

At December 31, 2011, the Parent Company had a portfolio of investment-grade available-for-sale fixed-maturity securities totaling $120 million at amortized cost and $138 million at fair value, which is not included in the table above.

Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

The majority of our perpetual securities are subordinated to other debt obligations of the issuer, but rank higher than the issuer's equity securities. Perpetual securities have characteristics of both debt and equity investments, along with unique features that create economic maturity dates for the securities. Although perpetual securities have no contractual maturity date, they have stated interest coupons that were fixed at their issuance and subsequently change to a floating short-term interest rate of 125 to more than 300 basis points above an appropriate market index, generally by the 25th year after issuance, thereby creating an economic maturity date. The economic maturities of our investments in perpetual securities, which were all reported as available for sale at December 31, 2011, were as follows:

	Aflac Japan		Aflac U.S.	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 323	$ 389	$ 0	$ 0
Due after one year through five years	1,876	1,953	5	5
Due after five years through 10 years	547	565	0	0
Due after 10 years	3,974	3,364	172	163
Total perpetual securities available for sale	$6,720	$6,271	$177	$168

Investment Concentrations

Our investment discipline begins with a top-down approach for each investment opportunity we consider. Consistent with that approach, we first approve each country in which we invest. In our approach to sovereign analysis, we consider the political, legal and financial context of the sovereign entity in which an issuer is domiciled and operates. Next we approve the issuer's industry sector, including such factors as the stability of results and the importance of the sector to the overall economy. Specific credit names within approved countries and industry

sectors are evaluated for their market position and specific strengths and potential weaknesses. Structures in which we invest are chosen for specific portfolio management purposes, including asset/liability management, portfolio diversification and net investment income.

Investment exposures that individually exceeded 10% of shareholders' equity as of December 31 were as follows:

	2011			2010		
(In millions)	**Credit Rating**	**Amortized Cost**	**Fair Value**	Credit Rating	Amortized Cost	Fair Value
Japan National Government	**AA-**	**$29,244**	**$30,145**	AA	$16,342	$16,861

Banks and Financial Institutions

Our second largest investment industry sector concentration as of December 31, 2011, was banks and financial institutions. Within the countries we approve for investment opportunities, we primarily invest in financial institutions that are strategically crucial to each approved country's economy. The bank and financial institution sector is a highly regulated industry and plays a strategic role in the global economy. We achieve some degree of diversification in the bank and financial institution sector through a geographically diverse universe of credit exposures. Within this sector, the more significant concentration of our credit risk by geographic region or country of issuer at December 31, 2011, based on amortized cost, was: Europe, excluding the United Kingdom (38%); United States (22%); United Kingdom (8%); Japan (9%); and other (23%).

Our total investments in the bank and financial institution sector as of December 31, including those classified as perpetual securities, were as follows:

	2011		2010	
	Total Investments in Banks and Financial Institutions Sector (in millions)	**Percentage of Total Investment Portfolio**	Total Investments in Banks and Financial Institutions Sector (in millions)	Percentage of Total Investment Portfolio
Fixed Maturities:				
Amortized cost	**$20,025**	**20%**	$22,041	26%
Fair value	**18,933**	**19**	20,741	24
Perpetual Securities:				
Upper Tier II:				
Amortized cost	**$ 4,285**	**5%**	$ 4,957	6%
Fair value	**4,244**	**4**	4,748	5
Tier I:				
Amortized cost	**2,268**	**2**	2,542	3
Fair value	**1,834**	**2**	2,421	3
Total:				
Amortized cost	**$26,578**	**27%**	$29,540	35%
Fair value	**25,011**	**25**	27,910	32

Derisking

During 2011, we pursued strategic investment activities to lower the risk profile of our investment portfolio. Our primary focus was on reducing our exposure to peripheral Eurozone investments, certain perpetual securities, and investments in certain banks or financial institutions. See further details in the Realized Investment Gains and Losses section below.

Realized Investment Gains and Losses

Information regarding pretax realized gains and losses from investments for the years ended December 31 follows:

(In millions)	**2011**	2010	2009
Realized investment gains (losses) on securities:			
Fixed maturities:			
Available for sale:			
Gross gains from sales	**$ 992**	$ 117	$ 258
Gross losses from sales	**(465)**	(212)	(18)
Net gains (losses) from redemptions	**69**	1	1
Other-than-temporary impairment losses	**(1,335)**	(297)	(630)
Held to maturity:			
Net gains (losses) from redemptions	**0**	2	1
Total fixed maturities	**(739)**	(389)	(388)
Perpetual securities:			
Available for sale:			
Gross gains from sales	**102**	133	4
Gross losses from sales	**(109)**	0	(101)
Other-than-temporary impairment losses	**(565)**	(160)	(729)
Total perpetual securities	**(572)**	(27)	(826)
Equity securities:			
Gross losses from sales	**0**	(2)	0
Other-than-temporary impairment losses	**(1)**	(2)	(2)
Total equity securities	**(1)**	(4)	(2)
Other assets:			
Derivative gains (losses)	**(257)**	(1)	0
Other	**17**	(1)	4
Total other assets	**(240)**	(2)	4
Total realized investment gains (losses)	**$(1,552)**	$(422)	$(1,212)

In 2011, we recognized other-than-temporary impairment losses and realized investment losses from the sale of securities, primarily a result of an implemented plan to reduce the risk exposure in our investment portfolio coupled with the continued decline in the credit worthiness of certain issuers (see the Investment Concentrations section above for more information). The sales losses were more than offset by the investment gains generated from the sale of U.S. Treasury strips and Japanese Government bonds (JGBs) that were part of a bond-swap program.

In 2010, we recognized other-than-temporary impairment losses and realized net investment gains from the sale and redemption of securities in the normal course of business.

In 2009, we recognized other-than-temporary impairment losses and realized pretax investment losses from the exchange of certain perpetual security investments into fixed-maturity securities. The losses were partially offset by pretax investment gains that were generated primarily from a bond-swap program that took advantage of tax loss carryforwards.

Other-than-temporary Impairment

The fair value of our debt and perpetual security investments fluctuates based on changes in credit spreads in the global financial markets. Credit spreads are most impacted by market rates of interest, the general and specific credit environment and global market liquidity. We believe that fluctuations in the fair value of our investment securities related to changes in credit spreads have little bearing on whether our investment is ultimately recoverable. Generally, we consider such declines in fair value to be temporary even in situations where an investment remains in an unrealized loss position for a year or more.

However, in the course of our credit review process, we may determine that it is unlikely that we will recover our investment in an issuer due to factors specific to an individual issuer, as opposed to general changes in global credit spreads. In this event, we consider such a decline in the investment's fair value, to the extent below the investment's cost or amortized cost, to be an other-than-temporary impairment of the investment and write the investment down to its fair value.

In addition to the usual investment risk associated with a debt instrument, our perpetual security holdings may be subject to the risk of nationalization of their issuers in connection with capital injections from an issuer's sovereign government. We cannot be assured that such capital support will extend to all levels of an issuer's capital structure. In addition, certain governments or regulators may consider imposing interest and principal payment restrictions on issuers of hybrid securities to preserve cash and build capital. In addition to the cash flow impact that additional deferrals would have on our portfolio, such deferrals could result in ratings downgrades of the affected securities, which in turn could impair the fair value of the securities and increase our regulatory capital requirements. We take factors such as these into account in our credit review process.

When determining our intention to sell a security prior to recovery of its fair value to amortized cost, we evaluate facts and circumstances such as, but not limited to, decisions to reposition our security portfolio and sales of securities to meet cash flow needs. We perform ongoing analyses of our liquidity needs, which includes cash flow testing of our policy liabilities, debt maturities, projected dividend payments and other cash flow and liquidity needs. Our cash flow testing includes extensive duration matching of our investment portfolio and policy liabilities. Based on our analyses, we have concluded that we have sufficient excess cash flows to meet our liquidity needs without liquidating any of our investments prior to their maturity. In years prior to 2011, provided that our credit review process resulted in a conclusion that we would collect all of our cash flows and recover our investment in an issuer and the investment was within our investment risk exposure guidelines, we generally did not sell investments prior to their maturity. However, in 2011, we determined that certain securities were no longer within our investment risk exposure guidelines and have started to reposition our security portfolio in an effort to enhance diversification and our credit profile by reducing our risk exposure through opportunistic investment transactions.

The following table details our pretax other-than-temporary impairment losses by investment category that resulted from our impairment evaluation process for the years ended December 31.

(In millions)	**2011**	2010	2009
Perpetual securities	**$ 565**	$160	$ 729
Corporate bonds	**1,316**	285	458
Collateralized debt obligations	**0**	0	148
Mortgage- and asset-backed securities	**17**	12	24
Municipalities	**2**	0	0
Equity securities	**1**	2	2
Total other-than-temporary impairment losses realized	**$1,901**[1]	$459[2]	$1,361[2]

[1] *Includes $1.3 billion for credit-related impairments and $615 million from change in intent to sell securities*
[2] *Consisted completely of credit-related impairments*

Certain of our mortgage- and asset-backed securities had other-than-temporary impairments recognized prior to 2010 that had credit-related and non-credit-related components. The portion of the impairment that was credit-related was recognized in earnings, and the portion that was non-credit related was recorded in other comprehensive income. For those securities that were still held at the end of the reporting period which have had other-than-temporary impairments with credit-related and non-credit-related components, the following table summarizes the cumulative credit-related impairment losses that were recognized in earnings during the years ended December 31.

(In millions)	**2011**	2010	2009
Cumulative credit loss impairments, beginning of period	**$ 13**	$ 24	$ 0
Credit losses on securities for which an other-than-temporary impairment was not previously recognized	**0**	0	24
Credit losses on securities for which an other-than-temporary impairment was previously recognized	**0**	1	0
Securities sold during period	**(13)**	(12)	0
Cumulative credit loss impairments, end of period	**$ 0**	$ 13	$24

Unrealized Investment Gains and Losses

Information regarding changes in unrealized gains and losses from investments for the years ended December 31 follows:

(In millions)	**2011**	2010	2009
Changes in unrealized gains (losses):			
Debt securities:			
Available for sale	**$1,963**	$1,105	$170
Transferred to held to maturity	**(101)**	(12)	(31)
Perpetual securities:			
Available for sale	**(143)**	(24)	736
Equity securities	**2**	(1)	(1)
Total change in unrealized gains (losses)	**$1,721**	$1,068	$874

Effect on Shareholders' Equity

The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was as follows:

(In millions)	**2011**	2010
Unrealized gains (losses) on securities available for sale	**$1,761**	$ (61)
Unamortized unrealized gains on securities transferred to held to maturity	**34**	135
Deferred income taxes	**(652)**	(41)
Shareholders' equity, unrealized gains (losses) on investment securities	**$1,143**	$ 33

Gross Unrealized Loss Aging

The following tables show the fair value and gross unrealized losses, including the portion of other-than-temporary impairment recognized in accumulated other comprehensive income, of our available-for-sale and held-to-maturity investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31.

	2011					
	Total		**Less than 12 months**		**12 months or longer**	
(In millions)	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Fixed maturities:						
Japan government and agencies:						
Yen-denominated	**$ 940**	**$ 1**	**$ 859**	**$ 1**	**$ 81**	**$ 0**
Municipalities:						
Dollar-denominated	**54**	**8**	**22**	**1**	**32**	**7**
Yen-denominated	**60**	**4**	**0**	**0**	**60**	**4**
Mortgage- and asset- backed securities:						
Yen-denominated	**151**	**1**	**0**	**0**	**151**	**1**
Public utilities:						
Dollar-denominated	**295**	**27**	**110**	**3**	**185**	**24**
Yen-denominated	**4,995**	**392**	**2,404**	**141**	**2,591**	**251**
Sovereign and supranational:						
Dollar-denominated	**66**	**5**	**34**	**2**	**32**	**3**
Yen-denominated	**2,349**	**199**	**749**	**62**	**1,600**	**137**
Banks/financial institutions:						
Dollar-denominated	**770**	**121**	**391**	**56**	**379**	**65**
Yen-denominated	**10,175**	**1,438**	**1,639**	**46**	**8,536**	**1,392**
Other corporate:						
Dollar-denominated	**834**	**62**	**639**	**27**	**195**	**35**
Yen-denominated	**6,106**	**644**	**2,523**	**110**	**3,583**	**534**
Total fixed maturities	**26,795**	**2,902**	**9,370**	**449**	**17,425**	**2,453**
Perpetual securities:						
Dollar-denominated	**217**	**29**	**109**	**4**	**108**	**25**
Yen-denominated	**2,290**	**604**	**630**	**69**	**1,660**	**535**
Total perpetual securities	**2,507**	**633**	**739**	**73**	**1,768**	**560**
Equity securities	**8**	**1**	**6**	**1**	**2**	**0**
Total	**$29,310**	**$3,536**	**$10,115**	**$523**	**$19,195**	**$3,013**

	2010					
	Total		Less than 12 months		12 months or longer	
(In millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities:						
Japan government and agencies:						
Yen-denominated	$ 1,634	$ 18	$ 1,634	$ 18	$ 0	$ 0
Municipalities:						
Dollar-denominated	682	42	632	28	50	14
Yen-denominated	59	2	0	0	59	2
Mortgage- and asset- backed securities:						
Dollar-denominated	78	13	20	0	58	13
Yen-denominated	415	15	415	15	0	0
Public utilities:						
Dollar-denominated	556	36	498	28	58	8
Yen-denominated	2,877	200	766	47	2,111	153
Sovereign and supranational:						
Dollar-denominated	45	2	12	0	33	2
Yen-denominated	1,579	77	428	1	1,151	76
Banks/financial institutions:						
Dollar-denominated	1,484	108	753	22	731	86
Yen-denominated	10,609	1,703	1,506	40	9,103	1,663
Other corporate:						
Dollar-denominated	1,741	79	1,456	52	285	27
Yen-denominated	4,503	503	507	45	3,996	458
Total fixed maturities	26,262	2,798	8,627	296	17,635	2,502
Perpetual securities:						
Dollar-denominated	208	30	149	19	59	11
Yen-denominated	4,171	533	1,793	119	2,378	414
Total perpetual securities	4,379	563	1,942	138	2,437	425
Equity securities	13	2	13	1	0	1
Total	$30,654	$3,363	$10,582	$435	$20,072	$2,928

Analysis of Securities in Unrealized Loss Positions

The unrealized losses on our investments have been primarily related to changes in risk-free interest rates, foreign exchange rates or the general widening of credit spreads rather than specific issuer credit-related events. In addition, because we do not intend to sell and do not believe it is likely that we will be required to sell these investments before a recovery of fair value to amortized cost, we do not consider any of these investments to be other-than-temporarily impaired as of and for the year ended December 31, 2011. The following summarizes our evaluation of investment categories with significant unrealized losses and securities that were rated below investment grade as of December 31, 2011.

Public Utilities

As of December 31, 2011, 77% of the unrealized losses on investments in the public utilities sector was related to investments that were investment grade, compared with 100% at December 31, 2010. For any credit-related declines in fair value, we perform a more focused review of the related issuer's credit ratings, financial statements and other available financial data, timeliness of payment, competitive environment and any other significant data related to the issuer. From those reviews, we evaluate the issuers' continued ability to service our investments. We have determined that the majority of the unrealized losses on the investments in the public utilities sector was caused by a decline in creditworthiness of a couple issuers in this sector. Also impacting the unrealized losses in the public utilities sector was widening credit spreads. Based on our credit analysis, we believe that our investments in this sector have the ability to service their obligations to us.

Bank and Financial Institution Investments

The following table shows the composition of our investments in an unrealized loss position in the bank and financial institution sector by fixed-maturity securities and perpetual securities. The table reflects those securities in that sector that were in an unrealized loss position as a percentage of our total investment portfolio in an unrealized loss position and their respective unrealized losses as a percentage of total unrealized losses at December 31.

	2011		2010	
	Percentage of Total Investments in an Unrealized Loss Position	**Percentage of Total Unrealized Losses**	Percentage of Total Investments in an Unrealized Loss Position	Percentage of Total Unrealized Losses
Fixed maturities	**37%**	**44%**	39%	54%
Perpetual securities:				
Upper Tier II	**4**	**6**	9	10
Tier I	**5**	**12**	5	7
Total perpetual securities	**9**	**18**	14	17
Total	**46%**	**62%**	53%	71%

As of December 31, 2011, 80% of the $2.2 billion in unrealized losses on investments in the bank and financial institution sector, including perpetual securities, was related to investments that were investment grade, compared with 53% at December 31, 2010. This improvement is primarily due to the recognition of other-than-temporary impairments and sales of bank and financial institution securities during 2011. Of the $14 billion in investments, at fair value, in the bank and financial institution sector in an unrealized loss position at December 31, 2011, only $1.1 billion ($.4 billion in unrealized losses) was below investment grade. Five issuers of investments comprised over 99% of the $.4 billion unrealized loss. We conduct our own independent credit analysis for investments in the bank and financial institution sector. Our assessment includes analysis of financial information, as well as consultation with the issuers from time to time. Based on our credit analysis, we have determined that the majority of the unrealized losses on the investments in this sector was caused by widening credit spreads, the downturn in the global economic environment and, to a lesser extent, changes in foreign exchange rates. Unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit-related factors develop, as investments near maturity, the unrealized gains or losses can be expected to diminish. Based on our credit analysis, we believe that our investments in this sector have the ability to service their obligations to us.

Other Corporate Investments

As of December 31, 2011, 73% of the unrealized losses on investments in the other corporate sector was related to investments that were investment grade, compared with 51% at December 31, 2010. For any credit-related declines in fair value, we perform a more focused review of the related issuer's credit ratings, financial statements and other available financial data, timeliness of payment, competitive environment and any other significant data related to the issuers. From those reviews, we evaluate the issuers' continued ability to service our investments. We have determined that the majority of the unrealized losses on the investments in the other corporate sector was caused by widening credit spreads. Also impacting the unrealized losses in this sector is the decline in creditworthiness of certain issuers in the other corporate sector. Based on our credit analysis, we believe that our investments in this sector have the ability to service their obligation to us.

Perpetual Securities

As of December 31, 2011, 73% of the unrealized losses on investments in perpetual securities was related to investments that were investment grade, compared with 83% at December 31, 2010. The majority of our investments in Upper Tier II and Tier I perpetual securities were in highly rated global financial institutions. Upper Tier II securities have more debt-like characteristics than Tier I securities and are senior to Tier I securities, preferred stock, and common equity of the issuer. Conversely, Tier I securities have more equity-like characteristics, but are senior to the common equity of the issuer. They may also be senior to certain preferred shares, depending on the individual security, the issuer's capital structure and the regulatory jurisdiction of the issuer.

Details of our holdings of perpetual securities as of December 31 were as follows:

Perpetual Securities

		2011			2010		
(In millions)	**Credit Rating**	**Amortized Cost**	**Fair Value**	**Unrealized Gain (Loss)**	Amortized Cost	Fair Value	Unrealized Gain (Loss)
Upper Tier II:							
	AA	**$ 196**	**$ 204**	**$ 8**	$ 190	$ 201	$ 11
	A	**2,108**	**2,046**	**(62)**	3,279	3,250	(29)
	BBB	**1,791**	**1,804**	**13**	946	821	(125)
	BB or lower	**190**	**190**	**0**	542	476	(66)
Total Upper Tier II		**4,285**	**4,244**	**(41)**	4,957	4,748	(209)
Tier I:							
	A	**0**	**0**	**0**	632	568	(64)
	BBB	**1,684**	**1,417**	**(267)**	1,386	1,296	(90)
	BB or lower	**584**	**417**	**(167)**	524	557	33
Total Tier I		**2,268**	**1,834**	**(434)**	2,542	2,421	(121)
Other subordinated - non-banks	BBB	**344**	**361**	**17**	328	343	15
Total		**$6,897**	**$6,439**	**$(458)**	$7,827	$7,512	$(315)

As discussed previously in the Investments Concentration section, an aspect of our efforts during 2011 to reduce risk in our investment portfolio included sales of certain investments in perpetual securities. With the exception of the Icelandic bank securities that we completely impaired in 2008, none of the perpetual securities we own were in default on interest and principal payments at December 31, 2011. During the second quarter of 2011, we wrote off accrued interest income and stopped accruing further interest income for the Dexia S.A. Upper Tier II perpetual securities which have a deferred coupon and were impaired during that quarter. We recognized additional impairments on those securities in the third and fourth quarters of 2011. Based on amortized cost as of December 31, 2011, the geographic breakdown of our perpetual securities by issuer was as follows: European countries, excluding the United Kingdom (69%); the United Kingdom (9%); Japan (15%); and other (7%). To determine any credit-related declines in fair value, we perform a more focused review of the related issuer's credit ratings, financial statements and other available financial data, timeliness of payment, competitive environment and any other significant data related to the issuer. From those reviews, we evaluate the issuer's continued ability to service our investment.

We have determined that the majority of our unrealized losses in the perpetual security category was principally due to widening credit spreads, largely as the result of the contraction of liquidity in the capital markets. Based on our reviews, we concluded that the ability of the issuers to service our investment has not been compromised by these factors. Unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit-related factors develop, as the investments near economic maturity, the unrealized gains or losses can be expected to diminish. Based on our credit analyses, we believe that our investments in this sector have the ability to service their obligations to us.

Variable Interest Entities (VIEs)

As discussed in Note 1, effective January 1, 2010, we have consolidated all of the components of each former QSPE investment, including a fixed-maturity or perpetual investment and a corresponding derivative transaction. Our risk of loss over the life of each investment is limited to the amount of our original investment. In addition, new criteria for determining the primary beneficiary of a VIE that was effective January 1, 2010, has resulted in the consolidation of additional VIE investments.

The following table details our investments in VIEs as of December 31.

Investments in Variable Interest Entities

(In millions)	**2011**		2010	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
VIEs:				
Consolidated:				
Total VIEs consolidated	**$ 6,997**	**$ 7,206**	$ 7,201	$ 7,363
Not consolidated:				
CDOs	**0**	**0**	5	5
Other	**13,753**	**13,714**	13,914	13,214
Total VIEs not consolidated	**13,753**	**13,714**	13,919	13,219
Total VIEs	**$20,750**	**$20,920**	$21,120	$20,582

As a condition to our involvement or investment in a VIE, we enter into certain protective rights and covenants that preclude changes in the structure of the VIE that would alter the creditworthiness of our investment or our beneficial interest in the VIE.

Our involvement with all of the VIEs in which we have an interest is passive in nature, and we are not the arranger of these entities. We have not been involved in establishing these entities, except as it relates to our review and evaluation of the structure of these VIEs in the normal course of our investment decision-making process. Further, we have not been nor are we required to purchase any securities issued in the future by these VIEs.

Our ownership interest in the VIEs is limited to holding the obligations issued by them. All of the VIEs in which we invest are static with respect to funding and have no ongoing forms of funding after the initial funding date. We have no direct or contingent obligations to fund the limited activities of these VIEs, nor do we have any direct or indirect financial guarantees related to the limited activities of these VIEs. We have not provided any assistance or any other type of financing support to any of the VIEs we invest in, nor do we have any intention to do so in the future. The weighted-average lives of our notes are very similar to the underlying collateral held by these VIEs where applicable.

Our risk of loss related to our interests in any of our VIEs is limited to our investment in the debt securities issued by them.

VIEs - Consolidated

We are substantively the only investor in the consolidated VIEs listed in the table above. As the sole investor in these VIEs, we have the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and are therefore considered to be the primary beneficiary of the VIEs that we consolidate. We also participate in substantially all of the variability created by these VIEs. The activities of these VIEs are limited to holding debt and perpetual securities and interest rate, foreign currency, and/or credit default swaps (CDSs), as appropriate, and utilizing the cash flows from these securities to service our investment. Neither we nor any of our creditors are able to obtain the underlying collateral of the VIEs unless there is an event of default or other specified event. For those VIEs that contain a swap, we are not a direct counterparty to the swap contracts and have no control over them. Our loss exposure to these VIEs is limited to our original investment. Our consolidated VIEs do not rely on outside or ongoing sources of funding to support their activities beyond the underlying collateral and swap contracts, if applicable. With the exception of our investment in senior secured bank loans through a unit trust structure that we began investing in during the second quarter of 2011, the underlying collateral assets and funding of our consolidated VIEs are generally static in nature and the underlying collateral and the reference corporate entities covered by any CDS contracts were all investment grade at the time of issuance.

We are exposed to credit losses within any consolidated collateralized debt obligations (CDOs) that could result in principal losses to our investments. We have mitigated our risk of credit loss through the structure of the VIE, which contractually requires the subordinated tranches within these VIEs to absorb the majority of the expected losses from the underlying credit default swaps. We currently own only senior CDO tranches. Based on our statistical analysis models, each of these VIEs can sustain a reasonable number of defaults in the underlying reference corporate entities in the CDSs with no loss to our investment.

VIEs – Not Consolidated

The VIEs that we are not required to consolidate are investments that are limited to loans in the form of debt obligations from the VIEs that are irrevocably and unconditionally guaranteed by their corporate parents. These VIEs are the primary financing vehicles used by their corporate sponsors to raise financing in the international capital markets. The variable interests created by these VIEs are principally or solely a result of the debt instruments issued by them. We do not have the power to direct the activities that most significantly impact the entity's economic performance, nor do we have (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. As such, we are not the primary beneficiary of these VIEs and are therefore not required to consolidate them. These VIE investments are comprised of securities from 161 separate issuers which have an average credit rating of A.

Securities Lending and Pledged Securities

We lend fixed-maturity securities to financial institutions in short-term security-lending transactions. These short-term security-lending arrangements increase investment income with minimal risk. Our security lending policy requires that the fair value of the securities and/or unrestricted cash received as collateral be 102% or more of the fair value of the loaned securities. The following table presents our security loans outstanding and the corresponding collateral held as of December 31:

(In millions)	**2011**	2010
Security loans outstanding, fair value	**$812**	$186
Cash collateral on loaned securities	**838**	191

At December 31, 2011, debt securities with a fair value of $20 million were on deposit with regulatory authorities in the United States and Japan. We retain ownership of all securities on deposit and receive the related investment income.

For general information regarding our investment accounting policies, see Note 1.

4. DERIVATIVE INSTRUMENTS

We do not use derivative financial instruments for trading purposes, nor do we engage in leveraged derivative transactions. The majority of our freestanding derivatives are interest rate, foreign currency and credit default swaps that are associated with investments in special-purpose entities, including VIEs where we are the primary beneficiary. The remaining derivatives are interest rate swaps associated with our variable interest rate yen-denominated debt.

Derivative Types

Interest rate and credit default swaps involve the periodic exchange of cash flows with other parties, at specified intervals, calculated using agreed upon rates or other financial variables and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value. Interest rate swaps are primarily used to convert interest receipts on floating-rate fixed-maturity securities contracts to fixed rates. These derivatives are predominantly used to better match cash receipts from assets with cash disbursements required to fund liabilities.

Credit default swaps are used to assume credit risk related to an individual security or an index. These contracts entitle the consolidated VIE to receive a periodic fee in exchange for an obligation to compensate the derivative

counterparty should the referenced security issuers experience a credit event, as defined in the contract. The consolidated VIE is also exposed to credit risk due to embedded derivatives associated with credit-linked notes.

Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed upon exchange rate. There may also be periodic exchanges of payments at specified intervals based on the agreed upon rates and notional amounts. Foreign currency swaps are used primarily in the consolidated VIEs in our Aflac Japan portfolio to convert foreign denominated cash flows to yen, the functional currency of Aflac Japan, in order to minimize cash flow fluctuations.

Credit Risk Assumed through Derivatives

Our exposure to credit risk in the event of nonperformance by the counterparty to our interest rate swap associated with our variable interest rate Samurai notes as of December 31, 2011, was immaterial. See the Hedging section of this Note for more information on this swap. For the interest rate, foreign currency, and credit default swaps associated with our VIE investments for which we are the primary beneficiary, we do not bear the risk of loss for counterparty default. We are not a direct counterparty to those contracts.

As a result of consolidation of certain VIE investments on January 1, 2010, we began recognizing related credit default swaps that assume credit risk from an asset pool. Those consolidated VIEs will receive periodic payments based on an agreed upon rate and notional amount and will only make a payment by delivery of associated collateral, which consists of highly rated asset-backed securities, if there is a credit event. A credit event payment will typically be equal to the notional value of the swap contract less the value of the referenced obligations. A credit event is generally defined as a default on contractually obligated interest or principal payments or bankruptcy of the referenced entity. The diversified portfolios of corporate issuers are established within sector concentration limits.

The following table presents the maximum potential risk, fair value, weighted-average years to maturity, and underlying referenced credit obligation type for credit default swaps within consolidated VIE structures as of December 31.

		2011									
		Less than one year		One to three years		Three to five years		Five to ten years		Total	
(In millions)	Credit Rating	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value
Index exposure:											
Corporate bonds:											
	A	$0	$0	$0	$0	$(146)	$(17)	$ 0	$ 0	$(146)	$ (17)
	BB or lower	0	0	0	0	0	0	(235)	(113)	(235)	(113)
Total		$0	$0	$0	$0	$(146)	$(17)	$(235)	$(113)	$(381)	$(130)

		2010									
		Less than one year		One to three years		Three to five years		Five to ten years		Total	
(In millions)	Credit Rating	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value
Index exposure:											
Corporate bonds:											
	A	$0	$0	$0	$0	$(140)	$ (13)	$ 0	$ 0	$(140)	$ (13)
	BB or lower	0	0	0	0	(200)	(105)	(416)	(225)	(616)	(330)
Total		$0	$0	$0	$0	$(340)	$(118)	$(416)	$(225)	$(756)	$(343)

Derivative Balance Sheet Classification

The tables below summarize the balance sheet classification of our derivative fair value amounts, as well as the gross asset and liability fair value amounts, at December 31. The fair value amounts presented do not include income accruals. The notional amount of derivative contracts represents the basis upon which pay or receive amounts are calculated. Notional amounts are not reflective of credit risk. The change in the value of the notional amounts from December 31, 2010 to December 31, 2011 was due to foreign exchange and terminations of hedging activity and swap contracts in the consolidated VIE structures.

	2011			
(In millions)	**Net Derivatives**		**Asset Derivatives**	**Liability Derivatives**
Hedge Designation/ Derivative Type	**Notional Amount**	**Fair Value**	**Fair Value**	**Fair Value**
Cash flow hedges:				
Interest rate swaps	**$ 71**	**$ 0**	**$ 0**	**$ 0**
Foreign currency swaps	**75**	**36**	**36**	**0**
Total cash flow hedges	**146**	**36**	**36**	**0**
Non-qualifying strategies:				
Interest rate swaps	**381**	**30**	**34**	**(4)**
Foreign currency swaps	**4,583**	**(92)**	**305**	**(397)**
Credit default swaps	**381**	**(130)**	**0**	**(130)**
Total non-qualifying strategies	**5,345**	**(192)**	**339**	**(531)**
Total cash flow hedges and non-qualifying strategies	**$5,491**	**$(156)**	**$375**	**$(531)**
Balance Sheet Location				
Other assets	**$1,794**	**$ 375**	**$375**	**$ 0**
Other liabilities	**3,697**	**(531)**	**0**	**(531)**
Total derivatives	**$5,491**	**$(156)**	**$375**	**$(531)**

	2010			
(In millions)	Net Derivatives		Asset Derivatives	Liability Derivatives
Hedge Designation/ Derivative Type	Notional Amount	Fair Value	Fair Value	Fair Value
Cash flow hedges:				
Interest rate swaps	$ 245	$ (2)	$ 0	$ (2)
Foreign currency swaps	615	170	180	(10)
Total cash flow hedges	860	168	180	(12)
Non-qualifying strategies:				
Interest rate swaps	743	56	124	(68)
Foreign currency swaps	3,815	(58)	260	(318)
Credit default swaps	756	(343)	0	(343)
Total non-qualifying strategies	5,314	(345)	384	(729)
Total cash flow hedges and non-qualifying strategies	$6,174	$(177)	$564	$(741)
Balance Sheet Location				
Other assets	$2,364	$ 564	$564	$ 0
Other liabilities	3,810	(741)	0	(741)
Total derivatives	$6,174	$(177)	$564	$(741)

Hedging

Certain of our consolidated VIEs have interest rate and/or foreign currency swaps that qualify for hedge accounting treatment. For those that have qualified, we have designated the derivative as a hedge of the variability in cash flows of a forecasted transaction or of amounts to be received or paid related to a recognized asset ("cash flow" hedge). We expect to continue this hedging activity for a weighted-average period of approximately 14 years. The remaining derivatives in our consolidated VIEs that have not qualified for hedge accounting have been designated as held for other investment purposes ("non-qualifying strategies").

We had interest rate swap agreements related to our 20 billion yen variable interest rate Uridashi notes that matured in September 2011, and we have an interest rate swap agreement related to our 5.5 billion yen variable interest rate Samurai notes that we issued in July 2011 (see Note 8). By entering into these contracts, we swapped the variable interest rate to a fixed interest rate of 1.52% for the Uridashi notes and 1.475% for the Samurai notes. We designated these interest rate swaps as a hedge of the variability in our interest cash flows associated with the respective variable interest rate notes. The notional amounts and terms of the swaps match the principal amount and terms of the corresponding variable interest rate notes, and the swaps had no value at inception. Changes in the fair value of the swap contracts are recorded in other comprehensive income so long as the hedge is deemed effective. Should any portion of the hedge be deemed ineffective, that value would be reported in net earnings.

Hedge Documentation and Effectiveness Testing

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated changes in cash flow of the hedged item. At hedge inception, we formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking each hedge transaction. The documentation process includes linking derivatives that are designated as cash flow hedges to specific assets or liabilities on the statement of financial position or to specific forecasted transactions and defining the effectiveness and ineffectiveness testing methods to be used. At the hedge's inception and on an ongoing quarterly basis, we also formally assess whether the derivatives that are used in hedging transactions have been and are expected to continue to be highly effective in offsetting changes in cash flows of hedged items. Hedge effectiveness is assessed using qualitative and quantitative methods. Qualitative methods may include the comparison of critical terms of the derivative to the hedged item. Quantitative methods include regression or other statistical analysis of changes in cash flows associated with the hedge relationship. Hedge ineffectiveness of the hedge relationships is measured each reporting period using the "Hypothetical Derivative Method."

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge ineffectiveness are recognized in current earnings as a component of realized investment gains (losses). All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Discontinuance of Hedge Accounting

We discontinue hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the cash flows of a hedged item; (2) the derivative is de-designated as a hedging instrument; or (3) the derivative expires or is sold, terminated or exercised.

When hedge accounting is discontinued on a cash-flow hedge, including those where the derivative is sold, terminated or exercised, amounts previously deferred in other comprehensive income are reclassified into earnings when earnings are impacted by the cash flow of the hedged item.

Cash Flow Hedges

The only cash flow hedges that we had in 2009 were related to the interest rate swaps on our variable interest rate Uridashi debt. These hedges were effective during that year, and the unrealized loss recognized for those interest rate swaps in other comprehensive income was immaterial for the year ended December 31, 2009. Upon consolidation of certain VIEs and their related interest rate, foreign currency, and credit default swaps on January 1, 2010, some of the interest rate and foreign currency swaps qualified for hedge accounting as cash flow hedges. The following table presents the components of the gain or loss on derivatives that qualified as cash flow hedges for the years ended December 31.

Derivatives in Cash Flow Hedging Relationships

(In millions)	Gain (Loss) Recognized in Other Comprehensive Income on Derivative (Effective Portion)		Realized Investment Gains (Losses) Recognized in Income on Derivative (Ineffective Portion)	
	2011	2010	**2011**	2010
Interest rate swaps	**$ 2**	$ 1	**$0**	$ 0
Foreign currency swaps	**(35)**	50	**0**	20
Total	**$(33)**	$51	**$0**	$20

In the third quarter of 2011, we de-designated certain of the foreign currency swaps with notional values totaling $500 million used in cash flow hedging strategies as a result of determining that these swaps would no longer be highly effective in offsetting the cash flows of the hedged item. As a result, the net gain recorded in accumulated other comprehensive income for these swaps that are no longer employing hedge accounting is being amortized into earnings over the expected life of the respective hedged item. The amount amortized from accumulated other comprehensive income into earnings related to these swaps was immaterial in 2011. Furthermore, there was no gain or loss reclassified from accumulated other comprehensive income into earnings related to our designated cash flow hedges for the years ended December 31, 2011, 2010 and 2009. As of December 31, 2011, deferred net gains on derivative instruments recorded in accumulated other comprehensive income that are expected to be reclassified to earnings during the next twelve months are immaterial.

Non-qualifying Strategies

For our derivative instruments in consolidated VIEs that do not qualify for hedge accounting treatment, all changes in their fair value are reported in current period earnings as realized investment gains (losses). The following table presents the gain or loss recognized in income on non-qualifying strategies for the years ended December 31.

Non-qualifying Strategies
Gain (Loss) Recognized within Realized Investment Gains (Losses)

(In millions)	**2011**	2010
Interest rate swaps	**$ (33)**	$ 7
Foreign currency swaps	**(160)**	3
Credit default swaps	**(64)**	(31)
Total	**$(257)**	$ 21

The amount of gain or loss recognized in earnings for our VIEs is attributable to the derivatives in those investment structures. While the change in value of the swaps is recorded through current period earnings, the change in value of the available-for-sale fixed income or perpetual securities associated with these swaps is recorded through other comprehensive income.

Nonderivative Hedges

Our primary exposure to be hedged is our net investment in Aflac Japan, which is affected by changes in the yen/dollar exchange rate. To mitigate this exposure, we have taken the following courses of action. First, Aflac Japan maintains an investment portfolio of dollar-denominated securities on behalf of Aflac U.S., which serves as an economic currency hedge of a portion of our investment in Aflac Japan. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars. The foreign exchange gains and losses related to this portfolio are taxable in Japan and the U.S. when the securities mature or are sold. Until maturity or sale, deferred tax expense or benefit associated with the foreign exchange gains or losses are recognized in other comprehensive income.

Second, we have designated a majority of the Parent Company's yen-denominated liabilities (Samurai and Uridashi notes and yen-denominated loans - see Note 8) as nonderivative hedges of the foreign currency exposure

of our investment in Aflac Japan. Our net investment hedge was effective during the years ended December 31, 2011, 2010, and 2009. We recognized an immaterial amount in net earnings for the negative foreign exchange effect on the Parent Company yen-denominated liabilities that exceeded our yen net asset position in Aflac Japan in certain quarters of 2011 and 2009. There was no gain or loss reclassified from accumulated other comprehensive income into earnings related to our net investment hedge for the years ended December 31, 2011, 2010 and 2009.

For additional information on our financial instruments, see the accompanying Notes 1, 3 and 5.

5. FAIR VALUE MEASUREMENTS

We determine the fair values of our debt, derivative, perpetual and privately issued equity securities primarily using four pricing approaches or techniques: quoted market prices readily available from public exchange markets, price quotes and valuations from third party pricing vendors, a discounted cash flow (DCF) pricing model, and non-binding price quotes we obtain from outside brokers.

Our DCF pricing model incorporates an option adjusted spread and utilizes various market inputs we obtain from both active and inactive markets. The estimated fair values developed by the DCF pricing model is most sensitive to prevailing credit spreads, the level of interest rates (yields) and interest rate volatility. Prior to March 31, 2010, credit spreads were derived based on pricing data obtained from investment brokers and took into account the current yield curve, time to maturity and subordination levels for similar securities or classes of securities. Subsequent to March 31, 2010, credit spreads were derived from using a bond index to create a credit spread matrix which takes into account the current credit spread, ratings and remaining time to maturity, and subordination levels for securities that are included in the bond index. Our DCF pricing model is based on a widely used global bond index that is comprised of investments in active markets. The index provides a broad-based measure of the global fixed-income bond market. This bond index covers bonds issued by European and American issuers, which account for the majority of bonds that we hold. We validate the reliability of the DCF pricing model periodically by using the model to price investments for which there are quoted market prices from active and inactive markets or, in the alternative, are quoted by our custodian for the same or similar securities.

The pricing data and market quotes we obtain from outside sources are reviewed internally for reasonableness. If a fair value appears unreasonable, we will re-examine the inputs and assess the reasonableness of the pricing data with the vendor. Additionally, we may compare the inputs to relevant market indices and other performance measurements. Based on that analysis, the valuation is confirmed or revised.

Fair Value Hierarchy

GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. These two types of inputs create three valuation hierarchy levels. Level 1 valuations reflect quoted market prices for identical assets or liabilities in active markets. Level 2 valuations reflect quoted market prices for similar assets or liabilities in an active market, quoted market prices for identical or similar assets or liabilities in non-active markets or model-derived valuations in which all significant valuation inputs are observable in active markets. Level 3 valuations reflect valuations in which one or more of the significant inputs are not observable in an active market. The vast majority of our financial instruments subject to the classification provisions of GAAP relate to our investment securities classified as securities available for sale in our investment portfolio. We determine the fair value of our securities available for sale using several sources or techniques based on the type and nature of the investment securities.

The following tables present the fair value hierarchy levels of the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31.

	2011			
(In millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Fixed maturities:				
Government and agencies	$11,092	$ 721	$ 0	$11,813
Municipalities	0	1,159	0	1,159
Mortgage- and asset-backed securities	0	944	394	1,338
Public utilities	0	6,803	422	7,225
Collateralized debt obligations	0	0	0	0
Sovereign and supranational	0	1,874	434	2,308
Banks/financial institutions	0	6,379	1,074	7,453
Other corporate	0	15,171	1,105	16,276
Total fixed maturities	11,092	33,051	3,429	47,572
Perpetual securities:				
Banks/financial institutions	0	5,552	526	6,078
Other corporate	0	361	0	361
Total perpetual securities	0	5,913	526	6,439
Equity securities	15	6	4	25
Other assets:				
Interest rate swaps	0	0	34	34
Foreign currency swaps	0	0	341	341
Total other assets	0	0	375	375
Total assets	$11,107	$38,970	$4,334	$54,411
Liabilities:				
Interest rate swaps	$ 0	$ 0	$ 4	$ 4
Foreign currency swaps	0	0	397	397
Credit default swaps	0	0	130	130
Total liabilities	$ 0	$ 0	$ 531	$ 531

(In millions)	2010 Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Fixed maturities:				
Government and agencies	$16,534	$ 679	$ 0	$17,213
Municipalities	0	973	0	973
Mortgage- and asset-backed securities	0	1,539	267	1,806
Public utilities	0	5,369	0	5,369
Collateralized debt obligations	0	0	5	5
Sovereign and supranational	0	1,394	0	1,394
Banks/financial institutions	0	8,047	386	8,433
Other corporate	0	13,162	0	13,162
Total fixed maturities	16,534	31,163	658	48,355
Perpetual securities:				
Banks/financial institutions	0	7,169	0	7,169
Other corporate	0	343	0	343
Total perpetual securities	0	7,512	0	7,512
Equity securities	14	5	4	23
Other assets:				
Interest rate swaps	0	124	0	124
Foreign currency swaps	0	151	289	440
Total other assets	0	275	289	564
Total assets	$16,548	$38,955	$951	$56,454
Liabilities:				
Interest rate swaps	$ 0	$ 70	$ 0	$ 70
Foreign currency swaps	0	280	48	328
Credit default swaps	0	0	343	343
Total liabilities	$ 0	$ 350	$391	$ 741

As of December 31, 2011, approximately 49% of the fair value, or 77% of the number of holdings, of our fixed income and perpetual investments classified as Level 2 are valued by obtaining quoted market prices from our investment custodian. The custodian obtains price quotes from various third party pricing services that estimate fair values based on observable market transactions for similar investments in active markets, market transactions for the same investments in inactive markets, or other observable market data where available. The fair value of approximately 45% of our Level 2 fixed income and perpetual investments, or 11% of the number of Level 2 holdings, are determined using our DCF pricing model. The significant valuation inputs to the DCF model are obtained from, or corroborated by, observable market sources from both active and inactive markets. For the remaining 6% of Level 2 investment valuations, or 12% of the number of Level 2 holdings, that are not provided by our custodian and are not priced using the DCF pricing model, we obtain quotes from other pricing services that estimate fair values based on observable market transactions for similar investments in active markets, market transactions for the same investments in inactive markets, or other observable market data where available.

Due to our reliance on third-party pricing services to provide valuations on 49% of our Level 2 portfolio, we regularly discuss and review pricing methodologies with the investment custodian. We also review the custodians' Service Organization Control (SOC 1) report for the period covering the current year to gain satisfaction with the controls and control environment of the custodian.

For securities in Level 2 that are below investment grade or have split ratings where the valuation calculated by our DCF model does not conform to current market conditions, a CDS spread is used in lieu of the index spread discussed above. The CDS is chosen based on an average of spreads of issues with the same issuer, rating and subordination.

We use derivative instruments to manage the risk associated with certain assets. However, the derivative instrument may not be classified with the same fair value hierarchy as the associated asset. Inputs used to value derivatives include, but are not limited to, interest rates, credit spreads, foreign currency forward and spot rates, and interest volatility. For derivatives associated with VIEs where we are the primary beneficiary, we are not the direct counterparty to the swap contracts. As a result, the fair value measurements incorporate the credit risk of the collateral associated with the VIE and counterparty credit risk.

Prior to the third quarter of 2011, our derivative instruments were reported in Level 2 of the fair value hierarchy, except CDSs and certain foreign currency swaps which were classified as Level 3. The interest rate and certain foreign currency derivative instruments previously classified as Level 2 were priced by broker quotations. In the third quarter of 2011, we changed from receiving valuations from brokers to receiving valuations from a third party pricing vendor for our derivatives. Based on an analysis of these derivatives and a review of the methodology employed by the pricing vendor, we determined that due to the long duration of these swaps and the need to extrapolate from short-term observable data to derive and measure long-term inputs, certain inputs, assumptions and judgments are required to value future cash flows that cannot be corroborated by current inputs or current observable market data. As a result, our derivatives are classified as Level 3 of the fair value hierarchy as of December 31, 2011.

The fixed maturities classified as Level 3 consist of securities for which there are limited or no observable valuation inputs. We estimate the fair value of these securities by obtaining non-binding broker quotes from a limited number of brokers. These brokers base their quotes on a combination of their knowledge of the current pricing environment and market conditions. We consider these inputs unobservable. The significant valuation inputs that are used in the valuation process for the below-investment-grade and private placement investments classified as Level 3 include forward exchange rates, yen swap rates, dollar swap rates, interest rate volatilities, credit spread data on specific issuers, assumed default and default recovery rates, and certain probability assumptions. In obtaining these valuation inputs, we have determined that certain pricing assumptions and data used by our pricing sources are difficult to validate or corroborate by the market and/or appear to be internally developed rather than observed in or corroborated by the market. The use of these unobservable valuation inputs causes more subjectivity in the valuation process for these securities.

The equity securities classified in Level 3 are related to investments in Japanese businesses, each of which are insignificant and in the aggregate are immaterial. Because fair values for these investments are not readily available, we carry them at their original cost. We review each of these investments periodically and, in the event we determine that any are other-than-temporarily impaired, we write them down to their estimated fair value at that time.

Historically, we have not adjusted the quotes or prices we obtain from the brokers and pricing services we use.

The following tables present the changes in our available-for-sale investments and derivatives classified as Level 3 for the years ended December 31.

	2011											
	Fixed Maturities						Perpetual Securities	Equities	Derivatives			
(In millions)	Mortgage- and Asset-Backed Securities	Public Utilities	Collateralized Debt Obligations	Sovereign and Supranational	Banks/ Financial Institutions	Other Corporate	Banks/ Financial Institutions		Interest Rate Swaps	Foreign Currency Swaps	Credit Default Swaps	**Total**
Balance, beginning of period	$267	$ 0	$ 5	$ 0	$ 386	$ 0	$ 0	$4	$ 0	$ 241	$(343)	$ 560
Realized gains or losses included in earnings	(16)	0	(2)	0	1	0	0	0	(33)	(160)	(64)	(274)
Unrealized gains or losses included in other comprehensive income	18	0	0	0	15	0	0	0	0	(33)	0	0
Purchases, issuances, sales and settlements:												
Purchases	0	0	0	0	0	0	0	0	0	(6)	0	(6)
Sales	0	0	(3)	0	0	0	0	0	0	0	15	12
Settlements	(10)	0	0	0	0	0	0	0	4	(8)	262	248
Transfers into Level 3[1]	139	422	0	434	1,048	1,105	526	0	59	(90)	0	3,643
Transfers out of Level 3[2]	(4)	0	0	0	(376)	0	0	0	0	0	0	(380)
Balance, end of period	$394	$422	$ 0	$434	$1,074	$1,105	$526	$4	$ 30	$ (56)	$(130)	$3,803
Change in unrealized gains (losses) still held[3]	$ (16)	$ 0	$ 0	$ 0	$ 1	$ 0	$ 0	$0	$(33)	$(160)	$ (64)	$ (272)

[1] *Due to a lack of visibility to observe significant inputs to price*

[2] *A result of changing our pricing methodology to using a third party pricing vendor for estimating fair value instead of obtaining pricing of the securities from brokers or arrangers*

[3] *Represents the amount of total gains or losses for the period, included in earnings, attributable to the change in unrealized gains (losses) relating to assets classified as Level 3 that were still held at December 31, 2011*

	2010										
	Fixed Maturities						Perpetual Securities	Equities	Derivatives		
(In millions)	Mortgage- and Asset-Backed Securities	Public Utilities	Collateralized Debt Obligations	Sovereign and Supranational	Banks/ Financial Institutions	Other Corporate	Banks/ Financial Institutions		Foreign Currency Swaps	Credit Default Swaps	Total
Balance, beginning of period	$ 62	$ 497	$ 267	$ 293	$ 1,240	$ 1,248	$ 1,441	$ 9	$ 0	$ 0	$ 5,057
Effect of change in accounting principle[1]	0	0	(263)	0	0	0	0	0	0	(312)	(575)
Revised balance, beginning of period	62	497	4	293	1,240	1,248	1,441	9	0	(312)	4,482
Realized gains or losses included in earnings	(1)	0	1	0	6	0	108	0	1	(31)	84
Unrealized gains or losses included in other comprehensive income	20	(9)	0	5	69	6	51	0	0	0	142
Purchases, issuances, sales and settlements:											
Purchases	0	0	0	0	0	0	0	0	0	0	0
Sales	(3)	(2)	0	0	(175)	0	(585)	0	0	0	(765)
Settlements	(4)	0	0	0	(2)	0	0	0	0	0	(6)
Transfers into Level 3[2]	237	0	0	0	330	0	149	0	240	0	956
Transfers out of Level 3[3]	(44)	(486)	0	(298)	(1,082)	(1,254)	(1,164)	(5)	0	0	(4,333)
Balance, end of period	$267	$ 0	$ 5	$ 0	$ 386	$ 0	$ 0	$ 4	$241	$(343)	$ 560
Change in unrealized gains (losses) still held[4]	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1	$ (31)	$ (30)

[1] *Change in accounting for VIEs effective January 1, 2010. See Notes 1, 3, and 4 for additional information.*
[2] *Due to a lack of visibility to observe significant inputs to price and credit events of respective issuers of securities*
[3] *A result of changing our pricing methodology to using a pricing index for estimating fair value instead of obtaining pricing of the securities from brokers or arrangers*
[4] *Represents the amount of total gains or losses for the period, included in earnings, attributable to the change in unrealized gains (losses) relating to assets classified as Level 3 that were still held at December 31, 2010*

Transfers into and/or out of Level 3 are attributable to a change in the observability of inputs. Transfers into and/or out of any fair value hierarchy level are assumed to occur at the balance sheet date.

In 2011 and 2010, transfers into Level 3 from Level 2 resulted primarily from current market conditions characterized by a lack of trading activity, decreased liquidity, and credit ratings downgrades on certain of our fixed income securities which have resulted in decreased transparency of valuations and an increased use of broker quotations or management estimates and unobservable inputs to determine estimated fair value.

The most significant transfer into Level 3 in 2011 related to our reverse dual-currency (RDC) holdings. These securities are valued using a 60-day historical volatility to produce a binomial tree of possible foreign exchange scenarios over a specified time interval. The market standard approach is to use implied volatility to value options or instruments with optionality. Due to the use of historical volatility as a significant input to the valuation and due to it not being previously identified as being a significant unobservable input, these holdings were transferred from Level 2 to Level 3 of the fair value hierarchy effective December 31, 2011. These RDC securities had a fair value of $2.3 billion and $2.7 billion at December 31, 2011 and 2010, respectively. The remaining transfers of fixed maturity securities into Level 3 from Level 2 in 2011 were a result of using broker quotes for valuation instead of using custodian or DCF valuations.

In 2011, we transferred securities out of Level 3 into Level 2 as a result of changing our pricing methodology from obtaining pricing from brokers or arrangers to using a third party pricing vendor that estimates fair values based on observable market transactions for similar investments in active markets, market transactions for the same investments in inactive markets, or other observable market data where available. In 2010, we transferred securities out of Level 3 into Level 2 as a result of changing our pricing methodology from obtaining pricing from brokers or arrangers to using our DCF pricing model for estimating fair value.

As discussed in Notes 1 and 3, we adopted new accounting guidance on VIEs effective January 1, 2010, and as a result have consolidated certain VIE investments. Upon consolidation, the beneficial interest was derecognized and the underlying securities and derivatives were recognized. In many cases, the fair value hierarchy level differed between the original beneficial interest asset and the underlying securities that are now being recognized. In the

Level 3 rollforward, we have separately disclosed the impact of consolidating these VIE investments that were previously categorized as Level 3 and now the underlying securities are Level 2. As noted in the Level 3 rollforward above, the CDSs which are separately recognized as a result of this change in accounting are reported as Level 3 investments. In addition, approximately $1.0 billion of Level 2 investments were reclassified upon the adoption of this guidance, and their underlying securities are being reported as Level 1 as of January 1, 2010.

Fair Value of Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of December 31 were as follows:

	2011		2010	
(In millions)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Assets:				
Fixed-maturity securities	**$88,588**	**$88,039**	$72,570	$72,999
Fixed-maturity securities - consolidated variable interest entities	**5,993**	**5,916**	5,869	5,825
Perpetual securities	**5,149**	**5,149**	5,974	5,974
Perpetual securities - consolidated variable interest entities	**1,290**	**1,290**	1,538	1,538
Equity securities	**25**	**25**	23	23
Interest rate, foreign currency, and credit default swaps	**375**	**375**	564	564
Liabilities:				
Notes payable (excluding capitalized leases)	**3,275**	**3,536**	3,032	3,248
Interest rate, foreign currency, and credit default swaps	**531**	**531**	741	741
Obligation to Japanese policyholder protection corporation	**71**	**71**	108	108

As mentioned previously, we determine the fair values of our fixed maturity securities, perpetual securities, privately issued equity securities and our derivatives using four basic pricing approaches or techniques: quoted market prices readily available from public exchange markets, price quotes and valuations from third party pricing vendors, pricing models, and price quotes we obtain from outside brokers.

The fair values of our publicly issued notes payable were obtained from a limited number of independent brokers, and the fair values of our yen-denominated loans approximate their carrying values. The fair value of the obligation to the Japanese policyholder protection corporation is our estimated share of the industry's obligation calculated on a pro rata basis by projecting our percentage of the industry's premiums and reserves and applying that percentage to the total industry obligation payable in future years.

The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Consequently, such instruments are not included in the above table. The preceding table also excludes liabilities for future policy benefits and unpaid policy claims as these liabilities are not financial instruments as defined by GAAP.

DCF Sensitivity

Our DCF pricing model utilizes various market inputs we obtain from both active and inactive markets. The estimated fair values developed by the DCF pricing models are most sensitive to prevailing credit spreads, the level of interest rates (yields), and, for our callable securities, interest rate volatility. Management believes that under normal market conditions, a movement of 50 basis points (bps) in interest rates and credit spreads and 50 percent in interest rate volatility would be sufficiently reasonable stresses to illustrate the sensitivity of valuations to these risk factors. Therefore, we selected these magnitudes of movements and provided both upward and downward movements in these key assumptions used to estimate fair value. Since the changes in fair value are relatively linear, readers of these financial statements can make their own judgments as to the movement in interest rates and the change in fair value based upon this data. The following scenarios provide a view of the sensitivity of our securities priced by our DCF pricing model.

The fair values of our available-for-sale fixed-maturity and perpetual securities valued by our DCF pricing model totaled $19.7 billion at December 31, 2011. The estimated effect of potential changes in interest rates, credit spreads and interest rate volatility on these fair values as of such date is as follows:

Interest Rates		Credit Spreads		Interest Rate Volatility	
Factor change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)
+50 bps	$(1,035)	+50 bps	$(1,027)	+50%	$(125)
-50 bps	1,095	-50 bps	1,090	-50%	6

The fair values of our held-to-maturity fixed-maturity securities valued by our DCF pricing model totaled $25.8 billion at December 31, 2011. The estimated effect of potential changes in interest rates, credit spreads and interest rate volatility on these fair values as of such date is as follows:

Interest Rates		Credit Spreads		Interest Rate Volatility	
Factor change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)
+50 bps	$(1,596)	+50 bps	$(1,485)	+50%	$(126)
-50 bps	1,631	-50 bps	1,489	-50%	165

For additional information on our investments and financial instruments, see the accompanying Notes 1, 3 and 4.

6. DEFERRED POLICY ACQUISITION COSTS AND INSURANCE EXPENSES

Deferred Policy Acquisition Costs and Insurance Expenses: Consolidated policy acquisition costs deferred during the year were $1.68 billion in 2011, compared with $1.44 billion in 2010 and $1.30 billion in 2009. The following table presents a rollforward of deferred policy acquisition costs by segment for the years ended December 31.

	2011		2010	
(In millions)	**Japan**	**U.S.**	Japan	U.S.
Deferred policy acquisition costs:				
Balance, beginning of year	**$6,964**	**$2,770**	$5,846	$2,687
Capitalization	**1,109**	**567**	929	516
Amortization	**(686)**	**(416)**	(597)	(433)
Foreign currency translation and other	**346**	**0**	786	0
Balance, end of year	**$7,733**	**$2,921**	$6,964	$2,770

Commissions deferred as a percentage of total acquisition costs deferred were 77% in 2011 and 2010, compared with 76% in 2009.

Personnel, compensation and benefit expenses as a percentage of insurance expenses were 42% in 2011, 44% in 2010 and 43% in 2009. Advertising expense, which is included in insurance expenses in the consolidated statements of earnings, was as follows for the years ended December 31:

(In millions)	**2011**	2010	2009
Advertising expense:			
Aflac Japan	**$128**	$112	$106
Aflac U.S.	**130**	116	107
Total advertising expense	**$258**	$228	$213

Depreciation and other amortization expenses, which are included in insurance expenses in the consolidated statements of earnings, were as follows for the years ended December 31:

(In millions)	**2011**	2010	2009
Depreciation expense	**$59**	$60	$60
Other amortization expense	**5**	22	21
Total depreciation and other amortization expense[1]	**$64**	$82	$81

[1] *Aflac Japan accounted for $51 in 2011, $48 in 2010 and $46 in 2009.*

Lease and rental expense, which are included in insurance expenses in the consolidated statements of earnings, were as follows for the years ended December 31:

(In millions)	**2011**	2010	2009
Lease and rental expense:			
Aflac Japan	**$73**	$68	$72
Aflac U.S.	**8**	8	8
Other	**1**	1	1
Total lease and rental expense	**$82**	$77	$81

7. POLICY LIABILITIES

Policy liabilities primarily include future policy benefits and unpaid policy claims, which accounted for 84% and 4% of total policy liabilities at December 31, 2011, respectively. We regularly review the adequacy of our policy liabilities in total and by component. The liability for future policy benefits as of December 31 consisted of the following:

		Liability Amounts		Interest Rates	
(In millions)	Policy Issue Year	**2011**	2010	Year of Issue	In 20 Years
Health insurance:					
Japan:	2005 - 2011	**$ 2,441**	$ 1,577	1.5 - 2.75%	1.5 - 2.75%
	1974 - 2011	**18,777**	13,034	3.0	3.0
	1997 - 1999	**3,885**	3,942	3.5	3.5
	1994 - 1996	**4,749**	6,083	4.0 - 4.5	4.0 - 4.5
	1987 - 1994	**24,607**	24,420	5.25 - 5.5	5.25 - 5.5
	1978 - 1986	**5,761**	5,634	6.5 - 6.75	5.5
	1974 - 1979	**0**	993	7.0	5.0
U.S.:	2005 - 2011	**2,713**	2,293	4.75 - 5.5	4.75 - 5.5
	1998 - 2004	**1,148**	1,123	7.0	7.0
	1988 - 2004	**777**	845	8.0	6.0
	1986 - 2004	**1,328**	1,337	6.0	6.0
	1985 - 1986	**23**	24	6.5	6.5
	1981 - 1986	**181**	188	7.0	5.5
	Other	**24**	26		
Life insurance:					
Japan:	2011	**122**	0	2.0	2.0
	2009 - 2010	**823**	262	2.25	2.25
	2007 - 2011	**896**	503	2.75	2.75
	2005 - 2011	**1,079**	753	2.5	2.5
	2001 - 2011	**1,501**	1,163	1.65 - 1.85	1.65 - 1.85
	1985 - 2011	**5,795**	2,543	3.0	3.0
	1996 - 2009	**962**	904	3.5	3.5
	1994 - 1996	**1,395**	1,334	4.0 - 4.5	4.0 - 4.5
	1985 - 1993	**0**	2,877	5.25 - 5.65	5.25 - 5.65
U.S.:	1956 - 2011	**291**	245	4.0 - 6.0	4.0 - 6.0
Total		**$79,278**	$72,103		

The weighted-average interest rates reflected in the consolidated statements of earnings for future policy benefits for Japanese policies were 4.0% in 2011, 4.4% in 2010 and 4.5% in 2009; and for U.S. policies, 6.0% in 2011 and 2010 and 6.1% in 2009. The decline in Aflac Japan's interest rates from 2010 to 2011 was the result of the strengthening of future policy benefit reserves primarily for a closed block of cancer policies and a block of care policies.

Changes in the liability for unpaid policy claims were as follows for the years ended December 31:

(In millions)	**2011**	2010	2009
Unpaid supplemental health claims, beginning of year	**$3,524**	$3,105	$2,959
Add claims incurred during the year related to:			
Current year	**7,703**	7,262	6,864
Prior years	**(256)**	(332)	(398)
Total incurred	**7,447**	6,930	6,466
Less claims paid during the year on claims incurred during:			
Current year	**5,401**	5,003	4,683
Prior years	**1,944**	1,787	1,618
Total paid	**7,345**	6,790	6,301
Effect of foreign exchange rate changes on unpaid claims	**123**	279	(19)
Unpaid supplemental health claims, end of year	**3,749**	3,524	3,105
Unpaid life claims, end of year	**232**	195	165
Total liability for unpaid policy claims	**$3,981**	$3,719	$3,270

The incurred claims development related to prior years reflects favorable development in the unpaid policy claims liability previously provided for. There are no additional or return of premium considerations associated with that development.

8. NOTES PAYABLE

A summary of notes payable as of December 31 follows:

(In millions)	**2011**	2010
8.50% senior notes due May 2019	**$ 850**	$ 850
6.45% senior notes due August 2040	**448**[(1)]	448[(1)]
6.90% senior notes due December 2039	**396**[(2)]	396[(2)]
3.45% senior notes due August 2015	**300**	300
Yen-denominated Uridashi notes:		
1.52% notes paid September 2011 (principal amount 15 billion yen)	**0**	184
2.26% notes due September 2016 (principal amount 8 billion yen)	**103**	98
Variable interest rate notes paid September 2011 (.66% at December 2010, principal amount 20 billion yen)	**0**	245
Yen-denominated Samurai notes:		
1.47% notes due July 2014 (principal amount 28.7 billion yen)	**369**	0
1.87% notes due June 2012 (principal amount 26.6 billion yen)	**342**	327
1.84% notes due July 2016 (principal amount 15.8 billion yen)	**203**	0
Variable interest rate notes due July 2014 (1.34% at December 2011, principal amount 5.5 billion yen)	**71**	0
Yen-denominated loans:		
3.60% loan due July 2015 (principal amount 10 billion yen)	**129**	123
3.00% loan due August 2015 (principal amount 5 billion yen)	**64**	61
Capitalized lease obligations payable through 2022	**10**	6
Total notes payable	**$3,285**	$3,038

(1) $450 issuance net of a $2 underwriting discount that is being amortized over the life of the notes
(2) $400 issuance net of a $4 underwriting discount that is being amortized over the life of the notes

In July 2011, the Parent Company issued three series of Samurai notes totaling 50 billion yen through a public debt offering. The first series, which totaled 28.7 billion yen, bears interest at a fixed rate of 1.47% per annum, payable semi-annually, and has a three-year maturity. The second series, which totaled 15.8 billion yen, bears interest at a fixed rate of 1.84% per annum, payable semi-annually, and has a five-year maturity. The third series, which totaled 5.5 billion yen, bears interest at a variable rate of three-month yen LIBOR plus a spread, payable quarterly, and has a three-year maturity. We have entered into an interest rate swap related to the 5.5 billion yen variable interest rate notes to swap the variable interest rate to a fixed interest rate of 1.475% (see Note 4). These Samurai notes are not available to U.S. persons.

In 2010 and 2009, we issued a total of $2.0 billion of senior notes through U.S. public debt offerings. The details of these notes are as follows. In August 2010, we issued $450 million and $300 million of senior notes that have 30-year and five-year maturities, respectively. In December 2009, we issued $400 million of senior notes that have a 30-year maturity. In May 2009, we issued $850 million of senior notes that have a 10-year maturity. These senior notes pay interest semi-annually and are redeemable at our option in whole at any time or in part from time to time at a redemption price equal to the greater of: (i) the principal amount of the notes or (ii) the present value of the remaining scheduled payments of principal and interest to be redeemed, discounted to the redemption date, plus accrued and unpaid interest.

In September 2006, the Parent Company issued three tranches of Uridashi notes totaling 45 billion yen. The first tranche totaled 15 billion yen and had a five-year maturity. The second tranche totaled 10 billion yen and has a 10-year maturity. The third tranche totaled 20 billion yen and had a five-year maturity and a variable interest coupon of six-month yen LIBOR plus a spread. We had interest rate swaps related to the 20 billion yen variable interest rate notes (see Note 4). Each outstanding tranche of Uridashi notes pays interest semiannually, may only be redeemed prior to maturity upon the occurrence of a tax event as specified in the respective bond agreement and is not available to U.S. persons. In September 2011, we redeemed the first and third tranches of these notes upon their maturity. The interest rate swap agreements expired with the redemption of the third tranche of Uridashi notes.

The Parent Company issued yen-denominated Samurai notes totaling 30 billion yen in June 2007. The Samurai notes have a five-year-maturity, pay interest semiannually, may only be redeemed prior to maturity upon the occurrence of a tax event as specified in the respective bond agreement and are not available to U.S. persons.

During 2009, we extinguished portions of our yen-denominated Uridashi and Samurai debt by buying the notes on the open market. We extinguished 2.0 billion yen (par value) of our Uridashi notes due September 2016 at a cost of 1.4 billion yen, yielding a gain of .6 billion yen. We also extinguished 3.4 billion yen (par value) of our Samurai notes due June 2012 at a cost of 2.5 billion yen, yielding a gain of .9 billion yen.

For our yen-denominated loans, the principal amount as stated in dollar terms will fluctuate from period to period due to changes in the yen/dollar exchange rate. We have designated the majority of our yen-denominated notes payable as a nonderivative hedge of the foreign currency exposure of our investment in Aflac Japan. We have also designated the interest rate swap on our variable interest rate Samurai notes as a hedge of the variability in our interest cash flows associated with these notes.

The aggregate contractual maturities of notes payable during each of the years after December 31, 2011, are as follows:

(In millions)	Long-term Debt	Capitalized Lease Obligations	Total Notes Payable
2012	$ 342	$ 3	$ 345
2013	0	3	3
2014	440	2	442
2015	493	1	494
2016	306	0	306
Thereafter	1,700	1	1,701
Total	$3,281	$10	$3,291

We have no restrictive financial covenants related to our notes payable. We were in compliance with all of the covenants of our notes payable at December 31, 2011. No events of default or defaults occurred during 2011 and 2010.

9. INCOME TAXES

The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

(In millions)	Japan	U.S.	Total
2011:			
Current	**$358**	**$533**	**$891**
Deferred	**(290)**	**427**	**137**
Total income tax expense	**$68**	**$960**	**$1,028**
2010:			
Current	$ 513	$ 349	$ 862
Deferred	546	(167)	379
Total income tax expense	$1,059	$ 182	$ 1,241
2009:			
Current	$ 565	$ 265	$ 830
Deferred	62	(154)	(92)
Total income tax expense	$ 627	$ 111	$ 738

Japan has enacted an income tax rate reduction effective for fiscal years beginning after March 31, 2012. The rate will be reduced to 33.3% effective April 1, 2012, with an additional reduction to 30.8% effective April 1, 2015. The estimated reversal of the temporary differences resulted in a decrease to deferred taxes in Japan of $744 million and a corresponding increase in U.S. deferred taxes, due to the loss of foreign tax credits, of $744 million as of December 31, 2011.

Income tax expense in the accompanying statements of earnings varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 were as follows:

(In millions)	2011	2010	2009
Income taxes based on U.S. statutory rates	**$1,047**	$1,255	$782
Utilization of foreign tax credit	**(36)**	(31)	(29)
Nondeductible expenses	**10**	10	11
Other, net	**7**	7	(26)
Income tax expense	**$1,028**	$1,241	$738

Total income tax expense for the years ended December 31 was allocated as follows:

(In millions)	2011	2010	2009
Statements of earnings	**$1,028**	$1,241	$ 738
Other comprehensive income (loss):			
Unrealized foreign currency translation gains (losses) during period	**(185)**	(339)	39
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) on investment securities during period	**1,016**	447	728
Reclassification adjustment for realized (gains) losses on investment securities included in net earnings	**(404)**	(147)	(424)
Unrealized gains (losses) on derivatives during period	**(12)**	18	0
Pension liability adjustment during period	**(23)**	(11)	8
Total income tax expense (benefit) related to items of other comprehensive income (loss)	**392**	(32)	351
Additional paid-in capital (exercise of stock options)	**(7)**	(31)	(3)
Cumulative effect of change in accounting principle	**0**	(89)	0
Total income taxes	**$1,413**	$1,089	$1,086

The tax effect on other comprehensive income (loss) shown in the table above included a deferred income tax benefit of $152 million in 2011, compared with a deferred income tax benefit of $322 million in 2010 and a deferred income tax expense of $12 million in 2009, related to the dollar-denominated investment portfolio that Aflac Japan maintains on behalf of Aflac U.S. As discussed in Note 1, there is no translation adjustment to record in pretax other comprehensive income for the portfolio when the yen/dollar exchange rate changes, however deferred tax expense or benefit associated with the foreign exchange translation gains or losses on this dollar-denominated portfolio is recognized in total income tax expense on other comprehensive income until the securities mature or are sold. Excluding the tax amounts for this dollar-denominated investment portfolio from total taxes on other comprehensive income would result in an effective income tax rate on pretax other comprehensive income (loss) of 34% in 2011, 31% in 2010, and 35% in 2009.

The income tax effects of the temporary differences that gave rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	**2011**	2010
Deferred income tax liabilities:		
Deferred policy acquisition costs	**$3,104**	$2,814
Unrealized gains on investment securities	**397**	114
Premiums receivable	**153**	151
Policy benefit reserves	**1,896**	1,583
Other	**0**	297
Total deferred income tax liabilities	**5,550**	4,959
Deferred income tax assets:		
Depreciation	**134**	144
Policyholder protection corporation obligation	**5**	22
Difference in tax basis of investment in Aflac Japan	**47**	244
Other basis differences in investment securities	**1,363**	1,557
Unfunded retirement benefits	**44**	44
Other accrued expenses	**64**	70
Policy and contract claims	**106**	107
Unrealized exchange loss on yen-denominated notes payable	**124**	142
Deferred compensation	**201**	168
Capital loss carryforwards	**784**	374
Other	**405**	385
Total deferred income tax assets	**3,277**	3,257
Net deferred income tax liability	**2,273**	1,702
Current income tax liability	**340**	267
Total income tax liability	**$2,613**	$1,969

Under U.S. income tax rules, only 35% of non-life operating losses can be offset against life insurance taxable income each year. For current U.S. income tax purposes, there were non-life operating loss carryforwards of $17 million, $39 million and $34 million expiring in 2029, 2030 and 2031, respectively, and no tax credit carryforwards available at December 31, 2011. The Company has capital loss carryforwards of $2,240 million available to offset capital gains, of which $214 million expires in 2013, $299 million expires in 2014, $550 million expires in 2015, and $1,177 million expires in 2016. A total of $7 million in capital loss carryforwards expired in 2011.

We file federal income tax returns in the United States and Japan as well as state or prefecture income tax returns in various jurisdictions in the two countries. U.S. federal and state income tax returns for years before 2008 are no longer subject to examination. In Japan, the National Tax Agency (NTA) has completed exams through tax year 2009.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended December 31:

(In millions)	**2011**	2010
Balance, beginning of year	**$24**[(1)]	$17[(1)]
Additions for tax positions of prior years	**7**	7
Settlements	**0**	0
Reductions for tax positions of prior years	**0**	0
Balance, end of year	**$31**[(1)]	$24[(1)]

[(1)] Amounts do not include tax deductions of $10 at December 31, 2011, $8 at December 31, 2010, and $6 at January 1, 2010.

Included in the balance of the liability for unrecognized tax benefits at December 31, 2011, are $31 million of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility, compared with $24 million at December 31, 2010. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period. The Company has accrued approximately $2 million as of December 31, 2011, for permanent uncertainties, which if reversed would not have a material effect on the annual effective rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized approximately $5 million in interest and penalties in 2011, compared with $3 million in 2010 and $1 million in 2009. The Company has accrued approximately $19 million for the payment of interest and penalties as of December 31, 2011, compared with $14 million a year ago.

As of December 31, 2011, there were no material uncertain tax positions for which the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

10. SHAREHOLDERS' EQUITY

The following table is a reconciliation of the number of shares of the Company's common stock for the years ended December 31.

(In thousands of shares)	**2011**	2010	2009
Common stock - issued:			
Balance, beginning of period	**662,660**	661,209	660,035
Exercise of stock options and issuance of restricted shares	**979**	1,451	1,174
Balance, end of period	**663,639**	662,660	661,209
Treasury stock:			
Balance, beginning of period	**192,999**	192,641	193,420
Purchases of treasury stock:			
Open market	**6,000**	2,000	0
Other	**182**	192	264
Dispositions of treasury stock:			
Shares issued to AFL Stock Plan	**(1,690)**	0	(355)
Exercise of stock options	**(88)**	(1,752)	(556)
Other	**(74)**	(82)	(132)
Balance, end of period	**197,329**	192,999	192,641
Shares outstanding, end of period	**466,310**	469,661	468,568

Outstanding share-based awards are excluded from the calculation of weighted-average shares used in the computation of basic earnings per share (EPS). The following table presents the approximate number of share-based awards to purchase shares, on a weighted-average basis, that were considered to be anti-dilutive and were excluded from the calculation of diluted earnings per share at December 31:

(In thousands)	**2011**	2010	2009
Anti-dilutive share-based awards	**6,145**	3,252	9,603

The weighted-average shares used in calculating earnings per share for the years ended December 31 were as follows:

(In thousands of shares)	**2011**	2010	2009
Weighted-average outstanding shares used for calculating basic EPS	**466,519**	469,038	466,552
Dilutive effect of share-based awards	**2,851**	4,047	2,511
Weighted-average outstanding shares used for calculating diluted EPS	**469,370**	473,085	469,063

Share Repurchase Program: During 2011, we purchased 6.0 million shares of our common stock in the open market, compared with 2.0 million shares in 2010. We did not purchase any shares of our common stock in 2009 under our share repurchase program.

As of December 31, 2011, a remaining balance of 24.4 million shares of our common stock was available for purchase under a share repurchase authorization by our board of directors in 2008.

Voting Rights: In accordance with the Parent Company's articles of incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

11. SHARE-BASED COMPENSATION

As of December 31, 2011, the Company has outstanding share-based awards under two long-term incentive compensation plans.

The first plan, which expired in February 2007, is a stock option plan which allowed grants for incentive stock options (ISOs) to employees and non-qualifying stock options (NQSOs) to employees and non-employee directors. The options have a term of 10 years and generally vest after three years. The exercise price of options granted under this plan is equal to the fair market value of a share of the Company's common stock at the date of grant. Options granted before the plan's expiration date remain outstanding in accordance with their terms.

The second long-term incentive compensation plan allows awards to Company employees for ISOs, NQSOs, restricted stock, restricted stock units, and stock appreciation rights. Non-employee directors are eligible for grants of NQSOs, restricted stock, and stock appreciation rights. Generally, the awards vest based upon time-based conditions or time- and performance-based conditions. Performance-based vesting conditions generally include the attainment of goals related to Company financial performance. As of December 31, 2011, approximately 14.9 million shares were available for future grants under this plan, and the only performance-based awards issued and outstanding were restricted stock awards.

Share-based awards granted to U.S.-based grantees are settled with authorized but unissued Company stock, while those issued to Japan-based grantees are settled with treasury shares.

The following table presents the expense recognized in connection with share-based awards for the periods ended December 31.

(In millions, except for per-share amounts)	**2011**	2010	2009
Earnings from continuing operations	**$ 39**	$ 39	$ 38
Earnings before income taxes	**39**	39	38
Net earnings	**27**	27	27
Net earnings per share:			
Basic	**$.06**	$.06	$.06
Diluted	**.06**	.06	.06

We estimate the fair value of each stock option granted using the Black-Scholes-Merton multiple option approach. Expected volatility is based on historical periods generally commensurate with the estimated terms of the options. We use historical data to estimate option exercise and termination patterns within the model. Separate groups of employees that have similar historical exercise patterns are stratified and considered separately for

valuation purposes. The expected term of options granted is derived from the output of our option model and represents the weighted-average period of time that options granted are expected to be outstanding. We base the risk-free interest rate on the Treasury note rate with a term comparable to that of the estimated term of the options. The weighted-average fair value of options at their grant date was $17.02 for 2011, compared with $17.81 for 2010 and $8.89 in 2009. The following table presents the assumptions used in valuing options granted during the years ended December 31.

	2011	2010	2009
Expected term (years)	**6.9**	6.9	6.6
Expected volatility	**30.0%**	36.0%	32.0%
Annual forfeiture rate	**1.6**	1.8	1.6
Risk-free interest rate	**3.4**	3.1	3.2
Dividend yield	**1.3**	1.3	1.3

The following table summarizes stock option activity.

(In thousands of shares)	**Stock Option Shares**	**Weighted-Average Exercise Price Per Share**
Outstanding at December 31, 2008	16,336	$37.95
Granted in 2009	2,220	26.74
Canceled in 2009	(161)	35.62
Exercised in 2009	(1,978)	26.13
Outstanding at December 31, 2009	16,417	37.89
Granted in 2010	1,342	48.41
Canceled in 2010	(187)	36.77
Exercised in 2010	(3,066)	27.55
Outstanding at December 31, 2010	**14,506**	**41.06**
Granted in 2011	**1,216**	**52.32**
Canceled in 2011	**(151)**	**41.43**
Exercised in 2011	**(1,008)**	**30.00**
Outstanding at December 31, 2011	**14,563**	**$42.76**

(In thousands of shares)	**2011**	2010	2009
Shares exercisable, end of year	**11,246**	10,720	12,523

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011.

(In thousands of shares)	**Options Outstanding**			**Options Exercisable**	
Range of Exercise Prices Per Share	**Stock Option Shares Outstanding**	**Wgtd.-Avg. Remaining Contractual Life (Yrs.)**	**Wgtd.-Avg. Exercise Price Per Share**	**Stock Option Shares Exercisable**	**Wgtd.-Avg. Exercise Price Per Share**
$14.99 - $31.71	3,125	3.9	$27.25	1,959	$30.33
31.73 - 40.43	3,549	3.6	39.44	3,212	39.55
40.61 - 47.06	3,200	5.8	44.69	2,371	44.12
47.23 - 57.90	3,476	6.4	51.59	2,491	49.51
61.81 - 67.67	1,213	6.1	62.08	1,213	62.08
$14.99 - $67.67	14,563	5.0	$42.76	11,246	$43.54

The aggregate intrinsic value represents the difference between the exercise price of the stock options and the quoted closing common stock price of $43.26 as of December 31, 2011, for those awards that have an exercise price currently below the closing price. As of December 31, 2011, the aggregate intrinsic value of stock options

outstanding was $64 million, with a weighted-average remaining term of 5.0 years. The aggregate intrinsic value of stock options exercisable at that same date was $37 million, with a weighted-average remaining term of 4.1 years.

The following table summarizes stock option activity during the years ended December 31.

(In millions)	**2011**	2010	2009
Total intrinsic value of options exercised	**$23**	$68	$34
Cash received from options exercised	**18**	73	22
Tax benefit realized as a result of options exercised and restricted stock releases	**14**	30	15

The value of restricted stock awards is based on the fair market value of our common stock at the date of grant. The following table summarizes restricted stock activity during the years ended December 31.

(In thousands of shares)	**Shares**	**Weighted-Average Grant-Date Fair Value Per Share**
Restricted stock at December 31, 2008	997	$51.68
Granted in 2009	579	23.79
Canceled in 2009	(15)	39.97
Vested in 2009	(342)	47.30
Restricted stock at December 31, 2009	1,219	39.81
Granted in 2010	468	47.53
Canceled in 2010	(41)	41.31
Vested in 2010	(372)	47.80
Restricted stock at December 31, 2010	**1,274**	**40.26**
Granted in 2011	**405**	**56.22**
Canceled in 2011	**(35)**	**42.44**
Vested in 2011	**(294)**	**59.02**
Restricted Stock at December 31, 2011	**1,350**	**$40.92**

As of December 31, 2011, total compensation cost not yet recognized in our financial statements related to restricted stock awards was $25 million, of which $12 million (666 thousand shares) was related to restricted stock awards with a performance-based vesting condition. We expect to recognize these amounts over a weighted-average period of approximately 1.1 years. There are no other contractual terms covering restricted stock awards once vested.

12. STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

Our insurance subsidiary is required to report its results of operations and financial position to state insurance regulatory authorities on the basis of statutory accounting practices prescribed or permitted by such authorities. Aflac's statutory financial statements are prepared on the basis of accounting practices prescribed or permitted by the Nebraska Department of Insurance (NEDOI). The NEDOI recognizes statutory accounting principles and practices prescribed or permitted by the state of Nebraska for determining and reporting the financial condition and results of operations of an insurance company, and for determining a company's solvency under Nebraska insurance law. The National Association of Insurance Commissioners' (NAIC) *Accounting Practices and Procedures Manual*, (SAP) has been adopted by the state of Nebraska as a component of those prescribed or permitted practices. Additionally, the Director of the NEDOI has the right to permit other specific practices which deviate from prescribed practices. Aflac has been given explicit permission by the Director of the NEDOI for three such permitted practices. These permitted practices, which do not impact the calculation of net income on a statutory basis or prevent the triggering of a regulatory event in the Company's risk-based capital calculation, are as follows:

- Aflac has reported as admitted assets the refundable lease deposits on the leases of commercial office space which house Aflac Japan's sales operations. These lease deposits are unique and part of the ordinary course of doing business in the country of Japan; these assets would be non-admitted under SAP.

- Aflac utilized book value accounting for certain guaranteed separate account funding agreements instead of fair value accounting as required by SAP. The underlying separate account assets had an unrealized gain of $45 million as of December 31, 2011, compared with an unrealized loss of $113 million as of December 31, 2010.

A reconciliation of Aflac's capital and surplus between SAP and practices permitted by the state of Nebraska is shown below:

(In millions)	**2011**	2010
Capital and surplus, Nebraska state basis	**$6,371**	$6,740
State Permitted Practice:		
Refundable lease deposits – Japan	**(53)**	(51)
Separate Account Funding Agreements	**45**	(113)
Capital and surplus, NAIC basis	**$6,363**	$6,576

As determined on a U.S. statutory accounting basis, Aflac's net income was $444 million in 2011, $1.5 billion in 2010 and $1.4 billion in 2009. Capital and surplus was $6.4 billion at December 31, 2011 and $6.7 billion at December 31, 2010. The decrease in net income for 2011 was due to an increase in net realized investment losses.

Net assets of the insurance subsidiaries aggregated $15.9 billion at December 31, 2011, on a GAAP basis, compared with $12.9 billion a year ago. Aflac Japan accounted for $11.0 billion, or 69.1% of net assets at December 31, 2011, compared with $8.9 billion, or 68.5%, at December 31, 2010.

Reconciliations of Aflac's net assets on a GAAP basis to capital and surplus determined on a Nebraska statutory accounting basis as of December 31 were as follows:

(In millions)	**2011**	2010
Net assets on GAAP basis	**$15,814**	$12,902
Adjustment of carrying values of investments	**(1,707)**	148
Elimination of deferred policy acquisition cost asset	**(10,417)**	(9,566)
Adjustment to policy liabilities	**2,286**	2,309
Adjustment to deferred income taxes	**728**	670
Other, net	**(333)**	277
Capital and surplus, Nebraska state basis	**$6,371**	$6,740

Aflac Japan must report its results of operations and financial position to the Japanese Financial Services Agency (FSA) on a Japanese regulatory accounting basis as prescribed by the FSA. Capital and surplus (unaudited) of Aflac Japan, based on Japanese regulatory accounting practices, aggregated $2.7 billion at December 31, 2011, and $2.3 billion at December 31, 2010. Japanese regulatory accounting practices differ in many respects from U.S. GAAP. Under Japanese regulatory accounting practices, policy acquisition costs are charged off immediately; deferred income tax liabilities are recognized on a different basis; policy benefit and claim reserving methods and assumptions are different; the carrying value of securities transferred to held to maturity is different; policyholder protection corporation obligations are not accrued; and premium income is recognized on a cash basis.

The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent the undistributed earnings of our insurance subsidiary. Amounts available for dividends, management fees and other payments to the Parent Company by its insurance subsidiary may fluctuate due to different accounting methods required by regulatory authorities. These payments are also subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. Our insurance subsidiary must maintain adequate risk-based capital for U.S. regulatory authorities and our Japan branch must maintain adequate solvency margins for Japanese regulatory authorities. Additionally, the maximum amount of dividends that can be paid to the Parent Company by Aflac without prior approval of Nebraska's director of insurance is the greater of the net income from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. Dividends declared by Aflac during 2012 in excess of $637 million would require such approval. Dividends declared by Aflac during 2011 were $282 million.

A portion of Aflac Japan earnings, as determined on a Japanese regulatory accounting basis, can be repatriated each year to Aflac U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit repatriations to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translation of Aflac Japan's dollar-denominated investments and related investment income into yen. Profits repatriated by Aflac Japan to Aflac U.S. were as follows for the years ended December 31:

	In Dollars			In Yen		
(In millions of dollars and billions of yen)	**2011**	2010	2009	**2011**	2010	2009
Profit repatriation	**$143**	$317	$230	**11.0**	28.7	20.0

13. BENEFIT PLANS

Pension and Other Postretirement Plans

We have funded defined benefit plans in Japan and the United States which cover substantially all of our full-time employees. Additionally, we maintain non-qualified, unfunded supplemental retirement plans that provide defined pension benefits in excess of limits imposed by federal tax law for certain Japanese, U.S. and former employees.

We provide certain health care benefits for eligible U.S. retired employees, their beneficiaries and covered dependents ("other postretirement benefits"). The health care plan is contributory and unfunded. Substantially all of our U.S. employees may become eligible to receive other postretirement benefits if they retire at age 55 or older with at least 15 years of service or if they retire when their age plus service, in years, equals or exceeds 80. At retirement, an employee is given an opportunity to elect continuation of coverage under our medical plan until age 65. For certain employees and former employees, additional coverage is provided for all medical expenses for life.

Information with respect to our benefit plans' assets and obligations as of December 31 was as follows:

	Pension Benefits				Other Postretirement Benefits	
	Japan		U.S.			
(In millions)	**2011**	2010	**2011**	2010	**2011**	2010
Projected benefit obligation:						
Benefit obligation, beginning of year	**$ 297**	$ 238	**$ 454**	$ 402	**$ 67**	$ 53
Service cost	**17**	14	**14**	13	**4**	3
Interest cost	**12**	12	**28**	26	**3**	3
Actuarial (gain) loss	**0**	9	**42**	26	**10**	9
Benefits and expenses paid	**(10)**	(7)	**(13)**	(13)	**(1)**	(1)
Effect of foreign exchange rate changes	**13**	31	**0**	0	**0**	0
Benefit obligation, end of year	**329**	297	**525**	454	**83**	67
Plan assets:						
Fair value of plan assets, beginning of year	**147**	114	**209**	169	**0**	0
Actual return on plan assets	**(2)**	1	**0**	25	**0**	0
Employer contributions	**29**	23	**28**	28	**1**	1
Benefits and expenses paid	**(10)**	(7)	**(13)**	(13)	**(1)**	(1)
Effect of foreign exchange rate changes	**7**	16	**0**	0	**0**	0
Fair value of plan assets, end of year	**171**	147	**224**	209	**0**	0
Funded status of the plans[(1)]	**$(158)**	$(150)	**$(301)**	$(245)	**$ (83)**	$ (67)
Amounts recognized in accumulated other comprehensive income:						
Net actuarial (gain) loss	**$ 77**	$ 71	**$ 151**	$ 100	**$ 30**	$ 21
Prior service (credit) cost	**(4)**	(5)	**1**	1	**0**	0
Transition obligation	**1**	2	**0**	0	**0**	0
Total included in accumulated other comprehensive income	**$ 74**	$ 68	**$ 152**	$ 101	**$ 30**	$ 21
Accumulated benefit obligation	**$ 295**	$ 266	**$ 448**	$ 390	**N/A**[(2)]	N/A[(2)]

(1) Recognized in other liabilities in the consolidated balance sheets
(2) Not applicable

	Pension Benefits						Other Postretirement Benefits		
	Japan			U.S.					
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Weighted-average actuarial assumptions:									
Discount rate - net periodic benefit cost	**2.25%**	2.50%	2.50%	**5.50%**	5.75%	6.25%	**5.50%**	5.75%	6.25%
Discount rate - benefit obligations	**2.25**	2.25	2.50	**4.75**	5.50	5.75	**4.75**	5.50	5.75
Expected long-term return on plan assets	**2.50**	2.50	2.50	**7.50**	7.50	8.00	**N/A**[1]	N/A[1]	N/A[1]
Rate of compensation increase	**N/A**[1]	N/A[1]	N/A[1]	**4.00**	4.00	4.00	**N/A**[1]	N/A[1]	N/A[1]
Health care cost trend rates	**N/A**[1]	N/A[1]	N/A[1]	**N/A**[1]	N/A[1]	N/A[1]	**7.30**[2]	7.50[2]	6.70[2]

[1] *Not applicable*

[2] *In the years 2011, 2010 and 2009, the health care cost trend rates were expected to trend down to 4.2%, 3.9% and 4.5%, respectively, in 75 years*

We determine our discount rate assumption for our pension retirement obligations based on indices for AA corporate bonds with an average duration of approximately 20 years for the Japan pension plans and 17 years for the U.S. pension plans, and determination of the U.S. pension plans discount rate utilizes the 85-year extrapolated yield curve. In Japan, participant salary and future salary increases are not factors in determining pension benefit cost or the related pension benefit obligation.

We base our assumption for the long-term rate of return on assets on historical trends (10-year historical rates of return for the Japanese plan assets and 15-year historical rates of return for the U.S. plan assets), expected future market movement, as well as the portfolio mix of securities in the asset portfolio including, but not limited to, style, class and equity and fixed income allocations. In addition, our consulting actuaries evaluate our assumptions for long-term rates of return under Actuarial Standards of Practice (ASOP). Under the ASOP, the actual portfolio type, mix and class is modeled to determine a range of long-term rates of return. We in turn use those results to further validate our own assumptions.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects as of December 31, 2011:

(In millions)	
One percentage point increase	
Increase in total service and interest costs	$ 2
Increase in postretirement benefit obligation	12
One percentage point decrease	
Decrease in total service and interest costs	$ 1
Decrease in postretirement benefit obligation	10

Components of Net Periodic Benefit Cost

Net periodic (benefit) cost, included in acquisition and operating expenses in the consolidated statements of earnings for the years ended December 31, included the following components:

	Pension Benefits						Other Postretirement Benefits		
	Japan			U.S.					
(In millions)	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Service cost	**$ 17**	$ 14	$ 13	**$ 14**	$ 13	$ 11	**$ 4**	$ 3	$ 3
Interest cost	**12**	12	11	**28**	26	27	**3**	3	3
Expected return on plan assets	**(4)**	(4)	(3)	**(14)**	(12)	(12)	**0**	0	0
Amortization of net actuarial loss	**3**	3	3	**6**	5	4	**1**	1	1
Net periodic benefit cost	**$ 28**	$ 25	$ 24	**$ 34**	$ 32	$ 30	**$ 8**	$ 7	$ 7

Changes in Accumulated Other Comprehensive Income

The following table summarizes the amounts recognized in other comprehensive loss (income) for the years ended December 31:

	Pension Benefits						Other Postretirement Benefits		
	Japan			U.S.					
(In millions)	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Net actuarial loss (gain)	**$ 5**	$ 11	$ (5)	**$ 57**	$ 13	$ (6)	**$ 10**	$ 8	$ (2)
Amortization of net actuarial loss	**(3)**	(3)	(3)	**(6)**	(5)	(4)	**(1)**	(1)	(1)
Total	**$ 2**	$ 8	$ (8)	**$ 51**	$ 8	$ (10)	**$ 9**	$ 7	$ (3)

The increase in net actuarial loss in 2011 for the U.S. pension plans was primarily due to the decrease in the discount rate as disclosed in the actuarial assumptions table above. No prior service costs or credits or transition obligations arose during 2011, and the amounts of prior service costs and credits and transition obligations amortized to expense were immaterial for the years ended December 31, 2011, 2010 and 2009. Amortization of actuarial losses to expense in 2012 is estimated to be $3 million for the Japanese plans, $9 million for the U.S. plans and $1 million for the other postretirement benefits plan, while the amortization of prior service costs and credits and transition obligations are expected to be negligible.

Benefit Payments

The following table provides expected benefit payments, which reflect expected future service, as appropriate.

	Pension Benefits		Other Postretirement Benefits
(In millions)	Japan	U.S.	
2012	$11	$ 17	$ 2
2013	10	18	2
2014	11	19	2
2015	12	20	3
2016	11	27	3
2017-2021	68	157	22

Funding

We plan to make contributions of $22 million to the Japanese funded defined benefit plan and $12 million to the U.S. funded defined benefit plan in 2012. The funding policy for our non-qualified supplemental defined benefit pension plans and other postretirement benefits plan is to contribute the amount of the benefit payments made during the year.

Plan Assets

The investment objective of our Japanese and U.S. funded defined benefit plans is to preserve the purchasing power of the plan's assets and earn a reasonable inflation-adjusted rate of return over the long term. Furthermore, we seek to accomplish these objectives in a manner that allows for the adequate funding of plan benefits and expenses. In order to achieve these objectives, our goal is to maintain a conservative, well-diversified and balanced portfolio of high-quality equity, fixed-income and money market securities. As a part of our strategy, we have established strict policies covering quality, type and concentration of investment securities. For our Japanese plan, these policies include limitations on investments in derivatives including futures, options and swaps, and low-liquidity investments such as real estate, venture capital investments, and privately issued securities. For our U.S. plan, these policies prohibit investments in precious metals, limited partnerships, venture capital, and direct investments in real estate. We are also prohibited from trading on margin.

The plan fiduciaries for our funded defined benefit plans have developed guidelines for asset allocations reflecting a percentage of total assets by asset class, which are reviewed on an annual basis. Asset allocation targets as of December 31, 2011 were as follows:

	Japan Pension	U.S. Pension
Domestic equities	7%	43%
International equities	19	22
Fixed income securities	59	35
Other	15	0
Total	100%	100%

The following table presents the fair value of Aflac Japan's pension plan assets that are measured at fair value on a recurring basis as of December 31. All of these assets are classified as Level 2 in the fair value hierarchy.

(In millions)	**2011**	2010
Japan pension plan assets:		
Equities:		
Japanese equity securities	**$ 11**	$ 11
International equity securities	**34**	31
Fixed income securities:		
Japanese bonds	**60**	51
International bonds	**42**	34
Insurance contracts	**24**	20
Total	**$171**	$147

The following table presents the fair value of Aflac U.S.'s pension plan assets that are measured at fair value on a recurring basis as of December 31. All of these assets are classified as Level 1 in the fair value hierarchy.

(In millions)	**2011**	2010
U.S. pension plan assets:		
Mutual funds:		
Large cap equity funds	**$ 77**	$ 75
Mid cap equity funds	**13**	13
Real estate equity funds	**7**	6
International equity funds	**45**	48
Fixed income bond funds	**79**	64
Aflac Incorporated common stock	**3**	3
Total	**$224**	$209

The fair values of our pension plan investments categorized as Level 1, consisting of mutual funds and common stock, are based on quoted market prices for identical securities traded in active markets that are readily and regularly available to us. The fair values of our pension plan investments classified as Level 2 are based on quoted prices for similar assets in markets that are not active, other inputs that are observable, such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates, or other market-corroborated inputs.

401(k) Plan

The Company sponsors a 401(k) plan in which we match a portion of employees' contributions. The plan provides for salary reduction contributions by employees and, in 2011, 2010, and 2009, provided matching contributions by the Company of 50% of each employee's contributions which were not in excess of 6% of the employee's annual cash compensation. The matching contributions by the Company, included in acquisition and operating expenses in the consolidated statements of earnings, were $4 million in each of the years ended December 31, 2011, 2010 and 2009. The plan trustee held approximately 2 million shares of our common stock for plan participants at December 31, 2011.

Stock Bonus Plan

Aflac U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants receive shares of Aflac Incorporated common stock based on their new annualized premium sales and their first-year persistency of substantially all new insurance policies. The cost of this plan, which was capitalized as deferred policy acquisition costs, amounted to $35 million in 2011, $34 million in 2010 and $40 million in 2009.

14. COMMITMENTS AND CONTINGENT LIABILITIES

We have three outsourcing agreements with IBM. The first agreement provides mainframe computer operations and support for Aflac Japan. It has a remaining term of 4 years and an aggregate remaining cost of 16.2 billion yen ($209 million using the December 31, 2011, exchange rate). The second agreement provides distributed computer mid-range server operations and support for Aflac Japan. It has a remaining term of 4 years and an aggregate remaining cost of 14.4 billion yen ($185 million using the December 31, 2011, exchange rate). The third agreement provides application maintenance and development services for Aflac Japan. It has a remaining term of 6 years and an aggregate remaining cost of 10.4 billion yen ($134 million using the December 31, 2011, exchange rate).

We have an outsourcing agreement with Accenture to provide application maintenance and development services for our Japanese operation. The agreement with Accenture has a remaining term of 6 years with an aggregate remaining cost of 7.5 billion yen ($96 million using the December 31, 2011, exchange rate).

We have an outsourcing agreement with NTTDATA to provide application maintenance and development services for our Japanese operation. The agreement with NTTDATA has a remaining term of 2 years with an aggregate remaining cost of .6 billion yen ($8 million using the December 31, 2011, exchange rate).

We lease office space and equipment under agreements that expire in various years through 2020. Future minimum lease payments due under non-cancelable operating leases at December 31, 2011, were as follows:

(In millions)	
2012	$ 62
2013	45
2014	17
2015	15
2016	14
Thereafter	15
Total future minimum lease payments	$168

We are a defendant in various lawsuits considered to be in the normal course of business. Members of our senior legal and financial management teams review litigation on a quarterly and annual basis. The final results of any litigation cannot be predicted with certainty. Although some of this litigation is pending in states where large

punitive damages, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in recent years, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.

15. SUBSEQUENT EVENTS

In February 2012, the Parent Company issued two series of senior notes totaling $750 million through a U.S. public debt offering. The first series, which totaled $400 million, bears interest at a fixed rate of 2.65% per annum, payable semi-annually, and has a five-year maturity. The second series, which totaled $350 million, bears interest at a fixed rate of 4.00% per annum, payable semi-annually, and has a ten-year maturity. We have entered into cross-currency swaps to minimize the impact of foreign currency translation on shareholders' equity and to reduce interest expense by converting the dollar-denominated principal and interest on the senior notes we issued into yen-denominated obligations. By entering into these cross-currency swaps, we converted our $400 million liability into a 30.9 billion yen liability and reduced the interest rate on this debt from 2.65% in dollars to 1.22% in yen, and we converted our $350 million liability into a 27.0 billion yen liability and reduced the interest rate on this debt from 4.00% in dollars to 2.07% in yen.

Unaudited Consolidated Quarterly Financial Data

In management's opinion, the following quarterly financial information fairly presents the results of operations for such periods and is prepared on a basis consistent with our annual audited financial statements.

(In millions, except for per-share amounts)	**March 31, 2011**	**June 30, 2011**	**September 30, 2011**	**December 31, 2011**
Premium income	**$4,872**	**$4,956**	**$5,210**	**$5,324**
Net investment income	**794**	**784**	**843**	**858**
Realized investment gains (losses)	**(579)**	**(668)**	**(83)**	**(223)**
Other income	**30**	**16**	**17**	**20**
Total revenues	**5,117**	**5,088**	**5,987**	**5,979**
Total benefits and expenses	**4,517**	**4,635**	**4,882**	**5,145**
Earnings before income taxes	**600**	**453**	**1,105**	**834**
Total income tax	**205**	**173**	**361**	**288**
Net earnings	**$ 395**	**$ 280**	**$ 744**	**$ 546**
Net earnings per basic share	**$ .84**	**$ .60**	**$ 1.60**	**$ 1.17**
Net earnings per diluted share	**.84**	**.60**	**1.59**	**1.17**

Quarterly amounts may not agree in total to the corresponding annual amounts due to rounding.

(In millions, except for per-share amounts)	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Premium income	$4,348	$4,333	$4,607	$4,785
Net investment income	726	727	765	789
Realized investment gains (losses)	(46)	(89)	9	(295)
Other income	37	9	13	15
Total revenues	5,065	4,980	5,394	5,294
Total benefits and expenses	4,091	4,091	4,339	4,627
Earnings before income taxes	974	889	1,055	667
Total income tax	338	308	365	230
Net earnings	$ 636	$ 581	$ 690	$ 437
Net earnings per basic share	$ 1.36	$ 1.24	$ 1.47	$ .93
Net earnings per diluted share	1.35	1.23	1.46	.92

Quarterly amounts may not agree in total to the corresponding annual amounts due to rounding.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in, or disagreements with, accountants on accounting and financial disclosure matters during the years ended December 31, 2011 and 2010.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective.

Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting is incorporated herein by reference from Part II, Item 8 of this report.

(b) Attestation Report of the Registered Public Accounting Firm

The Attestation Report of the Registered Public Accounting Firm on the Company's internal control over financial reporting is incorporated herein by reference from Part II, Item 8 of this report.

(c) Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the last fiscal quarter of 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Pursuant to General Instruction G to Form 10-K, Items 10 through 14 are incorporated by reference from the Company's definitive Notice and Proxy Statement relating to the Company's 2012 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission on or about March 23, 2012, pursuant to Regulation 14A under the Exchange Act. The Audit Committee Report and Compensation Committee Report to be included in such proxy statement shall be deemed to be furnished in this report and shall not be incorporated by reference into any filing under the Securities Act of 1933 as a result of such furnishing in Items 11 and 12, respectively.

		Refer to the Information Contained in the Proxy Statement under Captions (filed electronically)
ITEM 10.	**DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE** Executive Officers - see Part I, Item 1 herein	1. Election of Directors; Section 16(a) Beneficial Ownership Reporting Compliance; The Audit Committee; Audit Committee Report; Director Nominating Process; and Code of Business Conduct and Ethics
ITEM 11.	**EXECUTIVE COMPENSATION**	Director Compensation; The Compensation Committee; Compensation Committee Report; Compensation Discussion and Analysis; 2011 Summary Compensation Table; 2011 Grants of Plan-Based Awards; 2011 Outstanding Equity Awards at Fiscal Year-End; 2011 Option Exercises and Stock Vested; Pension Benefits; Nonqualified Deferred Compensation; Potential Payments Upon Termination or Change-In-Control; and Compensation Committee Interlocks and Insider Participation
ITEM 12.	**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**	Principal Shareholders; 1. Election of Directors; Security Ownership of Management; and Equity Compensation Plan Information
ITEM 13.	**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**	Related Person Transactions; and Director Independence
ITEM 14.	**PRINCIPAL ACCOUNTING FEES AND SERVICES**	4. Ratification of Appointment of Independent Registered Public Accounting Firm; and The Audit Committee

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

3. EXHIBIT INDEX

An "Exhibit Index" has been filed as part of this Report beginning on the following page and is incorporated herein by this reference.

Schedules other than those listed above are omitted because they are not required, are not material, are not applicable, or the required information is shown in the financial statements or notes thereto.

In reviewing the agreements included as exhibits to this annual report, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
- have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

(b) EXHIBIT INDEX[1]:

- 3.0 - Articles of Incorporation, as amended – incorporated by reference from Form 10-Q for June 30, 2008, Exhibit 3.0 (File No. 001-07434).
- 3.1 - Bylaws of the Corporation, as amended – incorporated by reference from Form 10-Q for March 31, 2010, Exhibit 3.1 (File No. 001-07434).
- 4.0 - There are no instruments with respect to long-term debt not being registered in which the total amount of securities authorized exceeds 10% of the total assets of Aflac Incorporated and its subsidiaries on a consolidated basis. We agree to furnish a copy of any long-term debt instrument to the Securities and Exchange Commission upon request.
- 4.1 - Indenture, dated as of May 21, 2009, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee – incorporated by reference from Form 8-K dated May 21, 2009, Exhibit 4.1 (File No. 001-07434).
- 4.2 - First Supplemental Indenture, dated as of May 21, 2009, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including form of 8.500% Senior Note due 2019) – incorporated by reference from Form 8-K dated May 21, 2009, Exhibit 4.2 (File No. 001-07434).
- 4.3 - Second Supplemental Indenture, dated as of December 17, 2009, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including form of 6.900% Senior Note due 2039) – incorporated by reference from Form 8-K dated December 14, 2009, Exhibit 4.1 (File No. 001-07434).
- 4.4 - Third Supplemental Indenture, dated as of August 9, 2010, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including form of 6.45% Senior Note due 2040) - incorporated by reference from Form 8-K dated August 4, 2010, Exhibit 4.1 (File No. 001-07434).
- 4.5 - Fourth Supplemental Indenture, dated as of August 9, 2010, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including form of 3.45% Senior Note due 2015) – incorporated by reference from Form 8-K dated August 4, 2010, Exhibit 4.2 (File No. 001-07434).
- 4.6 - Fifth Supplemental Indenture, dated as of February 10, 2012, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including form of 2.65% Senior Note due 2017) – incorporated by reference from Form 8-K dated February 10, 2012, Exhibit 4.1 (File No. 001-07434).
- 4.7 - Sixth Supplemental Indenture, dated as of February 10, 2012, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including form of 4.00% Senior Note due 2022) – incorporated by reference from Form 8-K dated February 10, 2012, Exhibit 4.2 (File No. 001-07434).
- 10.0* - American Family Corporation Retirement Plan for Senior Officers, as amended and restated October 1, 1989 – incorporated by reference from 1993 Form 10-K, Exhibit 10.2 (File No. 001-07434).
- 10.1* - Amendment to American Family Corporation Retirement Plan for Senior Officers, dated December 8, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.1 (File No. 001-07434).
- 10.2* - Aflac Incorporated Supplemental Executive Retirement Plan, as amended and restated January 1, 2009 – incorporated by reference from 2008 Form 10-K, Exhibit 10.5 (File No. 001-07434).
- 10.3* - Aflac Incorporated Executive Deferred Compensation Plan, as amended and restated, effective January 1, 2009 – incorporated by reference from 2008 Form 10-K, Exhibit 10.9 (File No. 001-07434).
- 10.4* - First Amendment to the Aflac Incorporated Executive Deferred Compensation Plan dated June 1, 2009 – incorporated by reference from Form 10-Q for June 30, 2009, Exhibit 10.4 (File No. 001-07434).
- 10.5* - Aflac Incorporated Amended and Restated 2009 Management Incentive Plan – incorporated by reference from the 2008 Shareholders' Proxy Statement, Appendix B (File No. 001-07434).

10.6* - First Amendment to the Aflac Incorporated Amended and Restated 2009 Management Incentive Plan, dated December 19, 2008 – incorporated by reference from 2008 Form 10- K, Exhibit 10.11 (File No. 001-07434).

10.7* - Aflac Incorporated Sales Incentive Plan – incorporated by reference from 2007 Form 10-K, Exhibit 10.8 (File No. 001-07434).

10.8* - 1999 Aflac Associate Stock Bonus Plan, as amended, dated February 11, 2003 – incorporated by reference from 2002 Form 10-K, Exhibit 99.2 (File No. 001-07434).

10.9* - Aflac Incorporated 1997 Stock Option Plan – incorporated by reference from the 1997 Shareholders' Proxy Statement, Appendix B (File No. 001-07434).

10.10* - Form of Officer Stock Option Agreement (Non-Qualifying Stock Option) under the Aflac Incorporated 1997 Stock Option Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.5 (File No. 001-07434).

10.11* - Form of Officer Stock Option Agreement (Incentive Stock Option) under the Aflac Incorporated 1997 Stock Option Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.6 (File No. 001-07434).

10.12* - Notice of grant of stock options and stock option agreement to officers under the Aflac Incorporated 1997 Stock Option Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.7 (File No. 001-07434).

10.13* - 2004 Aflac Incorporated Long-Term Incentive Plan, dated May 3, 2004 – incorporated by reference from the 2004 Notice and Proxy Statement, Exhibit B (File No. 001-07434).

10.14* - First Amendment to the 2004 Aflac Incorporated Long-Term Incentive Plan, dated May 2, 2005 – incorporated by reference from Form 10-Q for March 31, 2005, Exhibit 10.1 (File No. 001-07434).

10.15* - Second Amendment to the 2004 Aflac Incorporated Long-Term Incentive Plan, dated February 14, 2006 – incorporated by reference from Form 10-Q for March 31, 2006, Exhibit 10.32 (File No. 001-07434).

10.16* - Third Amendment to the 2004 Aflac Incorporated Long-Term Incentive Plan, dated December 19, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.21 (File No. 001-07434).

10.17* - Form of Non-Employee Director Stock Option Agreement (NQSO) under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.1 (File No. 001-07434).

10.18* - Notice of grant of stock options to non-employee director under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.2 (File No. 001-07434).

10.19* - Form of Non-Employee Director Restricted Stock Award Agreement under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.3 (File No. 001-07434).

10.20* - Notice of restricted stock award to non-employee director under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.4 (File No. 001-07434).

10.21* - Form of Officer Restricted Stock Award Agreement under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.1 (File No. 001-07434).

10.22* - Notice of restricted stock award to officers under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.2 (File No. 001-07434).

10.23* - Form of Officer Stock Option Agreement (Non-Qualifying Stock Option) under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.3 (File No. 001-07434).

10.24* - Form of Officer Stock Option Agreement (Incentive Stock Option) under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.4 (File No. 001-07434).

10.25* - Notice of grant of stock options to officers under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.5 (File No. 001-07434).

10.26* - Aflac Incorporated Retirement Plan for Directors Emeritus, as amended and restated, dated February 9, 2010 – incorporated by reference from 2009 Form 10-K, Exhibit 10.26 (File No. 001-07434).

10.27* - Amendment to Aflac Incorporated Retirement Plan for Directors Emeritus, as amended and restated, dated August 10, 2010 – incorporated by reference from Form 10-Q for September 30, 2010, Exhibit 10.27 (File No. 001-07434).

10.28* - Aflac Incorporated Employment Agreement with Daniel P. Amos, dated August 1, 1993 – incorporated by reference from 1993 Form 10-K, Exhibit 10.4 (File No. 001-07434).

10.29* - Amendment to Aflac Incorporated Employment Agreement with Daniel P. Amos, dated December 8, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.32 (File No. 001-07434).

10.30* - Aflac Incorporated Employment Agreement with Kriss Cloninger III, dated February 14, 1992, and as amended November 12, 1993 – incorporated by reference from 1993 Form 10-K, Exhibit 10.6 (File No. 001-07434).

10.31* - Amendment to Aflac Incorporated Employment Agreement with Kriss Cloninger III, dated November 3, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.34 (File No. 001-07434).

10.32* - Amendment to Aflac Incorporated Employment Agreement with Kriss Cloninger III, dated December 19, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.35 (File No. 001-07434).

10.33* - Amendment to Aflac Incorporated Employment Agreement with Kriss Cloninger III, dated March 15, 2011 – incorporated by reference from Form 10-Q for March 31, 2011, Exhibit 10.33 (File No. 001-07434).

10.34* - Aflac Incorporated Employment Agreement with Paul S. Amos II, dated January 1, 2005 — incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.2 (File No. 001-07434).

10.35* - Amendment to Aflac Incorporated Employment Agreement with Paul S. Amos II, dated December 19, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.39 (File No. 001-07434).

10.36* - Aflac Incorporated Employment Agreement with Joey Loudermilk, dated September 12, 1994 and as amended December 10, 2008 – incorporated by reference from 2008 Form 10- K, Exhibit 10.40 (File No. 001-07434).

10.37* - Amendment to Aflac Incorporated Employment Agreement with Joey Loudermilk, dated December 14, 2011.

10.38* - Aflac Incorporated Employment Agreement with Tohru Tonoike, effective February 1, 2007 – incorporated by reference from 2008 Form 10-K, Exhibit 10.41 (File No. 001-07434).

10.39* - Amendment to Aflac Incorporated Employment Agreement with Tohru Tonoike, dated February 9, 2010 – incorporated by reference from 2009 Form 10-K, Exhibit 10.36 (File No. 001-07434).

10.40* - Aflac Retirement Agreement with E. Stephen Purdom, dated February 15, 2000 – incorporated by reference from 2000 Form 10-K, Exhibit 10.13 (File No. 001-07434).

11	-	Statement regarding the computation of per-share earnings for the Registrant.
12	-	Statement regarding the computation of ratio of earnings to fixed charges for the Registrant.
21	-	Subsidiaries.
23	-	Consent of independent registered public accounting firm, KPMG LLP, to Form S-8 Registration Statement Nos. 333-135324 and 333-158969 with respect to the Aflac Incorporated 401(k) Savings and Profit Sharing Plan.
	-	Consent of independent registered public accounting firm KPMG LLP, to Form S-8 Registration Statement No. 333-27883 with respect to the Aflac Incorporated 1997 Stock Option Plan.
	-	Consent of independent registered public accounting firm, KPMG LLP, to Form S-8 Registration Statement Nos. 333-135327 and 333-161269 with respect to the Aflac Incorporated Executive Deferred Compensation Plan.
	-	Consent of independent registered public accounting firm, KPMG LLP, to Form S-8 Registration Statement No. 333-115105 with respect to the 2004 Aflac Incorporated Long-Term Incentive Plan.
	-	Consent of independent registered public accounting firm, KPMG LLP, to Form S-3 Registration Statement No. 333-155678 with respect to the AFL Stock Plan.
	-	Consent of independent registered public accounting firm, KPMG LLP, to Form S-3 Registration Statement Nos. 333-176178 and 333-159111 with respect to the Aflac Incorporated shelf registration statement.
31.1	-	Certification of CEO dated February 24, 2012, required by Rule 13a-14(a) or Rule 15d- 14(a) of the Securities Exchange Act of 1934.
31.2	-	Certification of CFO dated February 24, 2012, required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
32	-	Certification of CEO and CFO dated February 24, 2012, pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	-	XBRL Instance Document.(2)
101.SCH	-	XBRL Taxonomy Extension Schema.
101.CAL	-	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	-	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	-	XBRL Taxonomy Extension Label Linkbase.
101.PRE	-	XBRL Taxonomy Extension Presentation Linkbase.

(1) *Copies of any exhibit are available upon request by calling our Investor Relations Department at 800.235.2667 – option 3*

(2) *Includes the following materials contained in this Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Earnings, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders' Equity, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Comprehensive Income (Loss), (vi) Notes to the Consolidated Financial Statements, (vii) Financial Statement Schedules.*

* *Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this report.*

(c) FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aflac Incorporated:

Under date of February 24, 2012, we reported on the consolidated balance sheets of Aflac Incorporated and subsidiaries (the Company) as of December 31, 2011, and 2010, and the related consolidated statements of earnings, shareholders' equity, cash flows, and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2011, which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules as listed in Item 15. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of evaluating consolidation of variable interest entities (VIEs) and qualified special purpose entities (QSPEs) due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board (FASB), effective January 1, 2010. Also as discussed in Note 1, the Company changed its method of evaluating other-than-temporary impairments of debt securities due to the adoption of new accounting requirements issued by the FASB, effective January 1, 2009.

KPMG LLP

Atlanta, Georgia
February 24, 2012

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Aflac Incorporated (Parent Only)
Condensed Statements of Earnings

	Years ended December 31,		
(In millions)	**2011**	2010	2009
Revenues:			
Dividends from subsidiaries[1]	**$ 282**	$ 370	$ 464
Management and service fees from subsidiaries[1]	**230**	206	124
Net investment income	**10**	11	9
Interest from subsidiaries[1]	**8**	8	9
Realized investment gains (losses)	**(1)**	0	0
Change in fair value of the interest rate component of the cross-currency swaps	**0**	0	(4)
Other income (loss)	**1**	1	(11)
Total revenues	**530**	596	591
Operating expenses:			
Interest expense	**168**	140	73
Other operating expenses	**69**	66	65
Total operating expenses	**237**	206	138
Earnings before income taxes and equity in undistributed earnings of subsidiaries	**293**	390	453
Income tax expense (benefit):			
Current	**0**	0	13
Deferred	**(2)**	(3)	(4)
Total income taxes	**(2)**	(3)	9
Earnings before equity in undistributed earnings of subsidiaries	**295**	393	444
Equity in undistributed earnings of subsidiaries[1]	**1,669**	1,951	1,053
Net earnings	**$1,964**	$2,344	$1,497

[1] Eliminated in consolidation

See the accompanying Notes to Condensed Financial Statements.

See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Aflac Incorporated (Parent Only)
Condensed Balance Sheets

	December 31,	
(In millions, except for share and per-share amounts)	**2011**	2010
Assets:		
Investments and cash:		
Fixed maturity securities available for sale, at fair value (amortized cost $120 in 2011 and $114 in 2010)	**$ 138**	$ 120
Investments in subsidiaries(1)	**16,091**	13,125
Other investments	**15**	6
Cash and cash equivalents	**385**	693
Total investments and cash	**16,629**	13,944
Due from subsidiaries(1)	**134**	140
Other assets	**79**	80
Total assets	**$16,842**	$14,164
Liabilities and shareholders' equity:		
Liabilities:		
Notes payable	**$ 3,345**	$ 3,098
Employee benefit plans	**175**	154
Income taxes	**(311)**	(287)
Other liabilities	**127**	143
Total liabilities	**3,336**	3,108
Shareholders' equity:		
Common stock of $.10 par value. In thousands: authorized 1,900,000 shares in 2011 and 2010; issued 663,639 shares in 2011 and 662,660 shares in 2010	**66**	66
Additional paid-in capital	**1,408**	1,320
Retained earnings	**15,583**	14,194
Accumulated other comprehensive income (loss):		
Unrealized foreign currency translation gains	**1,109**	926
Unrealized gains (losses) on investment securities	**1,143**	33
Unrealized gains (losses) on derivatives	**9**	31
Pension liability adjustment	**(171)**	(128)
Treasury stock, at average cost	**(5,641)**	(5,386)
Total shareholders' equity	**13,506**	11,056
Total liabilities and shareholders' equity	**$16,842**	$14,164

(1) Eliminated in consolidation

See the accompanying Notes to Condensed Financial Statements.

See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Aflac Incorporated (Parent Only)
Condensed Statements of Cash Flows

	Years ended December 31,		
(In millions)	**2011**	2010	2009
Cash flows from operating activities:			
Net earnings	**$ 1,964**	$ 2,344	$ 1,497
Adjustments to reconcile net earnings to net cash provided from operating activities:			
Equity in undistributed earnings of subsidiaries[1]	**(1,669)**	(1,951)	(1,053)
Change in income tax liabilities	**(52)**	(77)	26
Other, net	**145**	153	47
Net cash provided (used) by operating activities	**388**	469	517
Cash flows from investing activities:			
Fixed maturity securities sold	**4**	12	4
Fixed maturity securities purchased	**(10)**	(8)	(12)
Other investments sold (purchased)	**0**	0	0
Purchase of subsidiary	**0**	0	(97)
Additional capitalization of subsidiaries[1]	**(40)**	0	(505)
Other, net	**0**	0	1
Net cash provided (used) by investing activities	**(46)**	4	(609)
Cash flows from financing activities:			
Purchases of treasury stock	**(308)**	(121)	(10)
Proceeds from borrowings	**620**	748	1,405
Principal payments under debt obligations	**(459)**	(447)	(556)
Dividends paid to shareholders	**(552)**	(535)	(524)
Treasury stock reissued	**26**	45	24
Proceeds from exercise of stock options	**14**	27	8
Net change in amount due to/from subsidiaries[1]	**9**	5	(15)
Net cash provided (used) by financing activities	**(650)**	(278)	332
Net change in cash and cash equivalents	**(308)**	195	240
Cash and cash equivalents, beginning of period	**693**	498	258
Cash and cash equivalents, end of period	**$ 385**	$ 693	$ 498

[1] Eliminated in consolidation
See the accompanying Notes to Condensed Financial Statements.
See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Aflac Incorporated (Parent Only)
Condensed Statements of Comprehensive Income (Loss)

	Years ended December 31,		
(In millions)	**2011**	2010	2009
Net earnings	**$1,964**	$2,344	$1,497
Other comprehensive income (loss) before income taxes:			
Foreign currency translation adjustments:			
Unrealized foreign currency translation gains (losses) during period - parent only	**(54)**	(127)	72
Equity in unrealized foreign currency translation gains (losses) of subsidiaries during period	**52**	258	(7)
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) on investment securities during period - parent only	**11**	7	10
Equity in unrealized holding gains (losses) on investment securities held by subsidiaries during period	**555**	363	(352)
Equity in reclassification adjustment for realized (gains) losses of subsidiaries included in net earnings	**1,154**	421	1,217
Unrealized gains (losses) on derivatives during period	**(33)**	51	0
Pension liability adjustment during period	**(65)**	(32)	22
Total other comprehensive income (loss) before income taxes	**1,620**	941	962
Income tax expense (benefit) related to items of other comprehensive income (loss)	**392**	(32)	351
Other comprehensive income (loss), net of income taxes	**1,228**	973	611
Total comprehensive income (loss)	**$3,192**	$3,317	$2,108

See the accompanying Notes to Condensed Financial Statements.
See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Aflac Incorporated (Parent Only)
Notes to Condensed Financial Statements

The accompanying condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Aflac Incorporated and Subsidiaries included in Part II, Item 8 of this report.

(A) Notes Payable

A summary of notes payable as of December 31 follows:

(In millions)	**2011**	2010
8.50% senior notes due May 2019	**$ 850**	$ 850
6.45% senior notes due August 2040	**448**[1]	448[1]
6.90% senior notes due December 2039	**396**[2]	396[2]
3.45% senior notes due August 2015	**300**	300
Yen-denominated Uridashi notes:		
1.52% notes paid September 2011 (principal amount 15 billion yen)	**0**	184
2.26% notes due September 2016 (principal amount 10 billion yen)	**129**	123
Variable interest rate notes paid September 2011 (.66% at December 2010, principal amount 20 billion yen)	**0**	245
Yen-denominated Samurai notes:		
1.47% notes due July 2014 (principal amount 28.7 billion yen)	**369**	0
1.87% notes due June 2012 (principal amount 30 billion yen)	**386**	368
1.84% notes due July 2016 (principal amount 15.8 billion yen)	**203**	0
Variable interest rate notes due July 2014 (1.34% at December 2011, principal amount 5.5 billion yen)	**71**	0
Yen-denominated loans:		
3.60% loan due July 2015 (principal amount 10 billion yen)	**129**	123
3.00% loan due August 2015 (principal amount 5 billion yen)	**64**	61
Total notes payable	**$3,345**	$3,098

[1] $450 issuance net of a $2 underwriting discount that is being amortized over the life of the notes
[2] $400 issuance net of a $4 underwriting discount that is being amortized over the life of the notes

During 2009, Aflac Japan bought on the open market 5.4 billion yen of yen-denominated Uridashi and Samurai notes issued by the Parent Company which are outstanding as of December 31, 2011. In consolidation, those notes have been extinguished; however, they remain an outstanding liability for the Parent Company until their maturity date.

The aggregate contractual maturities of notes payable during each of the years after December 31, 2011, are as follows:

(In millions)	
2012	$ 386
2013	0
2014	440
2015	493
2016	332
Thereafter	1,700
Total	$3,351

In February 2012, the Parent Company issued two series of senior notes totaling $750 million through a U.S. public debt offering. The first series, which totaled $400 million, bears interest at a fixed rate of 2.65% per annum,

payable semi-annually, and has a five-year maturity. The second series, which totaled $350 million, bears interest at a fixed rate of 4.00% per annum, payable semi-annually, and has a ten-year maturity.

For further information regarding notes payable, see Note 8 of the Notes to the Consolidated Financial Statements.

(B) Derivatives

We do not use derivatives for trading purposes, nor do we engage in leveraged derivative transactions. At December 31, 2011, the Parent Company's only outstanding freestanding derivative contract was an interest rate swap related to its 5.5 billion yen variable interest rate Samurai notes. For further information regarding this derivative, see Notes 1, 4 and 8 of the Notes to the Consolidated Financial Statements.

We have entered into cross-currency swaps on the $750 million of senior notes issued in February 2012 to minimize the impact of foreign currency translation on shareholders' equity and to reduce interest expense by converting the dollar-denominated principal and interest on the senior notes we issued into yen-denominated obligations. By entering into these cross-currency swaps, we converted the first series $400 million liability into a 30.9 billion yen liability and reduced the interest rate on this debt from 2.65% in dollars to 1.22% in yen, and we converted the second series $350 million liability into a 27.0 billion yen liability and reduced the interest rate on this debt from 4.00% in dollars to 2.07% in yen.

From time to time, we purchase certain investments that contain an embedded derivative. We assess whether this embedded derivative is clearly and closely related to the asset that serves as its host contract. If we deem that the embedded derivative's terms are not clearly and closely related to the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the derivative is separated from that contract, held at fair value and reported with the host instrument in the consolidated balance sheet, with changes in fair value reported in earnings.

(C) Income Taxes

The Parent Company and its eligible U.S. subsidiaries file a consolidated U.S. federal income tax return. Income tax liabilities or benefits are recorded by each principal subsidiary based upon separate return calculations, and any difference between the consolidated provision and the aggregate amounts recorded by the subsidiaries is reflected in the Parent Company financial statements. For further information on income taxes, see Note 9 of the Notes to the Consolidated Financial Statements.

(D) Dividend Restrictions

See Note 12 of the Notes to the Consolidated Financial Statements for information regarding dividend restrictions.

(E) Supplemental Disclosures of Cash Flow Information

(In millions)	**2011**	2010	2009
Interest paid	**$163**	$124	$61
Noncash financing activities:			
Treasury shares issued for shareholder dividend reinvestment	**23**	0	0

SCHEDULE III
SUPPLEMENTARY INSURANCE INFORMATION

Aflac Incorporated and Subsidiaries
Years ended December 31,

(In millions)	Deferred Policy Acquisition Costs	Future Policy Benefits & Unpaid Policy Claims	Unearned Premiums	Other Policyholders' Funds
2011:				
Aflac Japan	**$ 7,733**	**$75,578**	**$1,602**	**$9,342**
Aflac U.S.	**2,921**	**7,679**	**102**	**288**
All other	**0**	**2**	**0**	**0**
Total	**$10,654**	**$83,259**	**$1,704**	**$9,630**
2010:				
Aflac Japan	$ 6,964	$68,615	$1,092	$5,165
Aflac U.S.	2,770	7,204	105	272
All other	0	3	0	0
Total	$ 9,734	$75,822	$1,197	$5,437

See the accompanying Report of Independent Registered Public Accounting Firm.
Segment amounts may not agree in total to the corresponding consolidated amounts due to rounding.

Years Ended December 31,

(In millions)	Premium Revenue	Net Investment Income	Benefits and Claims	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
2011:						
Aflac Japan	**$15,619**	**$2,688**	**$11,037**	**$ 686**	**$2,772**	**$19,034**
Aflac U.S.	**4,743**	**588**	**2,713**	**416**	**1,295**	**4,733**
All other	**0**	**4**	**(1)**	**0**	**261**	**0**
Total	**$20,362**	**$3,280**	**$13,749**	**$1,102**	**$4,328**	**$23,767**
2010:						
Aflac Japan	$13,487	$2,453	$ 9,553	$ 597	$2,544	$14,586
Aflac U.S.	4,586	549	2,553	433	1,236	4,568
All other	0	5	0	0	231	0
Total	$18,073	$3,007	$12,106	$1,030	$4,011	$19,154
2009:						
Aflac Japan	$12,178	$2,265	$ 8,746	$ 523	$2,417	$12,485
Aflac U.S.	4,444	499	2,561	419	1,197	4,443
All other	(1)	1	1	0	155	0
Total	$16,621	$2,765	$11,308	$ 942	$3,769	$16,928

See the accompanying Report of Independent Registered Public Accounting Firm.
Segment amounts may not agree in total to the corresponding consolidated amounts due to rounding.

SCHEDULE IV
REINSURANCE

Aflac Incorporated and Subsidiaries
Years Ended December 31,

(In millions)	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
2011:					
Life insurance in force	**$168,355**	**$4,159**	**$ 3**	**$164,199**	**0%**
Premiums:					
Health insurance	**$ 17,210**	**$ 14**	**$12**	**$ 17,208**	**0%**
Life insurance	**3,163**	**13**	**4**	**3,154**	**0**
Total earned premiums	**$ 20,373**	**$ 27**	**$16**	**$ 20,362**	**0%**
2010:					
Life insurance in force	$149,045	$4,000	$ 2	$145,047	0%
Premiums:					
Health insurance	$ 15,784	$ 9	$18	$ 15,793	0%
Life insurance	2,291	12	1	2,280	0
Total earned premiums	$ 18,075	$ 21	$19	$ 18,073	0%
2009:					
Life insurance in force	$128,649	$3,594	$ 5	$125,060	0%
Premiums:					
Health insurance	$ 14,759	$ 4	$ 6	$ 14,761	0%
Life insurance	1,872	13	1	1,860	0
Total earned premiums	$ 16,631	$ 17	$ 7	$ 16,621	0%

See the accompanying Report of Independent Registered Public Accounting Firm.
Premiums by type may not agree in total to the corresponding consolidated amounts due to rounding.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aflac Incorporated

By: ***/s/ Daniel P. Amos*** February 24, 2012

(Daniel P. Amos)
Chief Executive Officer,
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ***Daniel P. Amos*** (Daniel P. Amos)	Chief Executive Officer, Chairman of the Board of Directors	February 24, 2012
/s/ ***Kriss Cloninger III*** (Kriss Cloninger III)	President, Chief Financial Officer, Treasurer and Director	February 24, 2012
/s/ ***June Howard*** (June Howard)	Senior Vice President, Financial Services; Chief Accounting Officer	February 24, 2012

/s/ ***J. Shelby Amos II***	Director	February 24, 2012
(J. Shelby Amos II)		
/s/ ***Paul S. Amos II***	Director	February 24, 2012
(Paul S. Amos II)		
/s/ ***Michael H. Armacost***	Director	February 24, 2012
(Michael H. Armacost)		
/s/ ***Elizabeth J. Hudson***	Director	February 24, 2012
(Elizabeth J. Hudson)		
/s/ ***Douglas W. Johnson***	Director	February 24, 2012
(Douglas W. Johnson)		
/s/ ***Robert B. Johnson***	Director	February 24, 2012
(Robert B. Johnson)		
/s/ ***Charles B. Knapp***	Director	February 24, 2012
(Charles B. Knapp)		
/s/ ***E. Stephen Purdom***	Director	February 24, 2012
(E. Stephen Purdom)		
/s/ ***Barbara K. Rimer***	Director	February 24, 2012
(Barbara K. Rimer)		
/s/ ***Marvin R. Schuster***	Director	February 24, 2012
(Marvin R. Schuster)		
/s/ ***David G. Thompson***	Director	February 24, 2012
(David G. Thompson)		
/s/ ***Robert L. Wright***	Director	February 24, 2012
(Robert L. Wright)		
/s/ ***Takuro Yoshida***	Director	February 24, 2012
(Takuro Yoshida)		

AFLAC INCORPORATED


Aflac

2011 YEAR IN REVIEW



WHO WE ARE

Aflac voluntary insurance products pay cash benefits directly to the insured to help protect against income and asset loss when a specific health event or life situation causes financial challenges. Aflac is the number one provider of voluntary insurance at the worksite in the United States and the number one life insurance company in terms of individual insurance policies in force in Japan, providing financial protection to more than 50 million people.



WHY I LOVE AFLAC

大阪府・女性(当社のがん保険に加入して約10年後にがんに罹患):
私も商売をして家計を助けていたので、もし保険に入っていなければと思うとぞっとします。ありがたくて涙が出そうです。お金が全てではありませんが、がん保険に加入していなければこんなに心やすらかに入院生活はできなかったと思います。

A woman from Osaka, Japan, who was diagnosed with cancer approximately 10 years after purchasing Aflac's cancer policy wrote: "As a business owner and provider for my family, I cannot imagine what my life would be like if I didn't have insurance. I am so thankful that I almost burst into tears. Money is not everything, but if I did not have insurance I would not have had peace of mind during my hospitalization time."

THE AFLAC WAY: OUR PROMISE

As an insurance company, our product is intangible: We sell a promise to be there for our policyholders and insureds when they need us most by paying claims fairly and promptly. Living up to that promise is what really counts in delivering a positive consumer experience and building a strong brand. It's what we call The Aflac Way.

Our goal is to accomplish this while providing our customers with the best value in voluntary insurance products in Japan and the United States by effectively and efficiently managing the company's assets. Our promise to be there for policyholders is at the foundation of every endeavor we undertake.

HOW WE KEEP OUR PROMISE

INCOME FROM PREMIUM – Our policy premiums are generated from two sources: policy renewals, which represent the majority of premium received, and new policies issued. Policy premium is the primary source of cash flow for our business operations. With these premium funds, we are able to implement services that deliver on our promise to policyholders, including paying claims and enhancing customer service and product development, thereby expanding Aflac's overall value proposition.

INCOME FROM INVESTMENTS – Our investment portfolio backs up the most important promise an insurance company makes: to protect our policyholders when they need it most by paying cash benefits in response to their claim. We invest premiums in various global assets. Earnings from these investments provide additional income that allows us to charge lower premiums and return value to the policyholder through more benefits than the premiums alone could provide.

An insurance company is in the business of managing risk, not avoiding risk. With that in mind, as we evaluate potential investment opportunities, particular characteristics make certain investments more appealing than others. First, we have to believe we will get our investment back for our policyholders. Next, we look for investments that align with both the timing of claims we expect to pay and the currency we expect to pay them in, whether yen or dollars. We strive to be good stewards for our policyholders and those we insure, and we take great care to thoroughly evaluate our investments to ensure it is an appealing investment. In doing so, when a policyholder becomes a claimant, we deliver on our promise of paying claims fairly and promptly.

KEEPING OUR PROMISE THE AFLAC WAY

Since the founding of our company in 1955, we've put the customer first by reminding ourselves daily about the promises we've made to those we insure. In living up to our promise, we've gained the trust of more than 50 million people worldwide who count on us to pay claims promptly when they need us most—**The Aflac Way**.



AFLAC'S GOAL:

日米両国のお客様に、任意加入保険商品の分野で最高の価値を提供すること。それがわたしたちの目標です。

To provide customers with the best value in voluntary insurance products in Japan and the United States.

OUR STRATEGY FOR GROWTH



RELEVANT PRODUCTS
sold through
EXPANDED DISTRIBUTION CHANNELS
yields
NEW ACCOUNTS AND CUSTOMERS

PROTECTING AGAINST:	REACHING CUSTOMERS AT:	INSURING:
ASSET LOSS	THE WORKSITE	MORE THAN 50 MILLION PEOPLE AND GROWING
INCOME LOSS	HOME	
SUPPLEMENTAL MEDICAL EXPENSES	RETAIL LOCATIONS	

Daniel P. Amos, *Chairman and CEO*

A Year of Resilience—and Results

In the midst of a continually evolving economic environment, 2011 was a challenging year in many ways for many companies, including Aflac. Despite facing adversity, I am proud that 2011 was the strongest year in the company's history from an operational perspective. This achievement reflects our company's ability to remain focused on our growth strategy in good times and bad: *Aflac offers* ***relevant products*** *that help protect consumers against income and asset loss, reaching them through* ***expanded distribution channels***. In doing so, we have the privilege of providing protection to more than 50 million people in Japan and the United States.

Our operational success in 2011 also highlights Aflac's strength, resilience and adaptability. But no matter how strong, adaptable or prepared a company is, there are certain situations that test a company's capacity to respond. That certainly was the case for Aflac in 2011, especially in Japan.

We at Aflac, along with the rest of the world, watched helplessly on March 11, 2011, as the most destructive and devastating natural disaster in Japan's history wreaked havoc upon the northeast coastline of Japan, starting with the powerful earthquake and tsunami. I am proud that through it all, our operations in Tokyo remained up and running, allowing us to deliver on our promise of being there when our policyholders need us most. I am also pleased that through the U.S. media, we were able to keep our U.S. employees, sales force and investors, who were all very concerned for the people of Japan, apprised of what was going on. When I visited Japan in March 2011, I delivered messages of support and hope from all over the U.S. The compassion our stakeholders showed, particularly our U.S. employees and sales force, makes me proud and serves as a reminder that what we do each day really matters to our policyholders, investors and others who count on us to provide value in other ways.



Following the Great Earthquake of Japan in 2011, Aflac was the first company to donate to the victims of the devastation through the Red Cross, giving ¥100 million—about $1.2 million. Additionally, Aflac U.S. employees showed support to their Japanese colleagues through the sale of $5 blue wristbands with the Aflac Duck and the word "together" in English and in the Kanji character. Through the sale of these wristbands, employees raised more than $120,000 toward the relief efforts in Japan. To encourage participation, Aflac matched the first $100,000 in wristband sales, bringing the combined amount of sales/donations from this wristband effort to more than $220,000.

Overcoming Adversity to Achieve Earnings Results

On an operating basis, we have a long history of producing strong earnings growth. In fact, 2011 marked the 22nd consecutive year in which we met or exceeded our operating earnings-per-share objective,* which is the principal financial metric we use internally to assess the growth of our business. We believe that operating earnings, excluding currency effects, continues to be the best measure of our success. We achieved our 2011 operating earnings-per-share objective of an 8.0% increase before the impact of the yen. We believe that achieving our operating earnings objective for more than two decades has been a key driver of shareholder value.

Net earnings in 2011 declined 16.2% over 2010 to $1.96 billion. Results for the full year benefited from the stronger yen, but were negatively impacted by larger investment losses in 2011 compared with 2010. As a result of aggressive investment portfolio derisking, losses from securities transactions and impairments reduced net earnings by $850 million. In addition, net earnings were reduced by $159 million, resulting from foreign exchange and passive derivative activities.

Strong Capital Profile

As we have communicated over the past several years, maintaining a strong risk-based capital, or RBC, ratio remains a top priority for us. Our capital ratios demonstrate our commitment to maintaining financial strength on behalf of our policyholders, bondholders and all of our stakeholders. Our capital strength is driven by huge, steady cash flows from our operations, especially in Japan, and our balance sheet is strong. Our goal was to end 2011 with an RBC ratio between 400% and 500%. Our RBC ratio was 493%, which was at the upper end of our goal despite substantial realized investment losses in 2011. As we look ahead to 2012, our goal is to again end the year with an RBC ratio between 400% and 500%.

*Aflac defines *operating earnings* as the profits derived from operations before realized investment gains and losses from securities transactions, impairments, and derivative and hedging activities, as well as nonrecurring items.

Capital adequacy in Japan is principally measured by our solvency margin ratio, which was 547% at December 31, 2011, based on the new calculation method that will be effective March 31, 2012. Japan's new solvency margin calculation makes this capital strength measure more comparable with global measures of capital adequacy. We are comfortable with this level of solvency margin ratio, but continue to test this capital adequacy ratio by applying rigorous stress tests under extreme scenarios. We are proud the rating agencies have recognized the strength of our platform and balance sheet. Our financial strength, which exemplifies our ability to pay claims, is rated A+ (Superior) by A.M. Best, Aa3 by Moody's, and AA- by S&P.

It is our longstanding belief that when it comes to deploying capital for the benefit of our shareholders, growing the cash dividend and repurchasing our shares are the most attractive means, and that is something we will continue to pursue. We repurchased 6.0 million shares of Aflac stock in 2011. Additionally, we are very proud that 2011 marked the 29th consecutive year in which Aflac has increased the cash dividend. Our objective is to grow the dividend at a rate that's generally in line with operating earnings-per-share growth before the impact of the yen.

Despite our intense focus on the balance sheet, we never lost sight of growing our business. Combined, we generated more than $3.5 billion in total new annualized premium sales in the United States and Japan in 2011. Total revenues rose 6.9% to $22.2 billion, reflecting solid growth in premium income and net investment income, as well as the benefit of the stronger yen/dollar exchange rate for the year.

Investments

Our vision is to have a world-class investment organization that pays particular attention to the needs of the insurance operation through effective asset/liability management and capital adequacy management, while also taking into account investment income needs. Without a doubt, it is our investment portfolio that fortifies what I believe is the most important promise an insurance company makes to policyholders—to protect them when they need us most by paying claims promptly. We continue to review our investments to ensure that they best represent the interests of our policyholders and all of our stakeholders.

As we evaluate investment opportunities, it is a challenge to invest large cash flows in a low-interest-rate environment. For example, in Japan alone in 2011, we invested $57 million each business day. We primarily invest for the long term, and the strong cash flows from our persistent book of business give us the ability to continue to invest from this perspective. Clearly, the world, and particularly Europe, remains a very dynamic and volatile macro-environment. As such, we examined our traditional approach to investing to determine how best to adapt to the changing environment. One way we've adapted over the last several years has been through reducing our exposure to financial holdings and investments in the peripheral Eurozone. To effectively respond to this environment, we brought on a global chief investment officer in November 2011. We are also enhancing human capital, technology and investment processes as we embark on our goal to be best-in-class.



At Aflac, we do not just sell voluntary insurance products. We sell a promise to be there for our policyholders in their time of need. Our employees are empowered to honor and fulfill that promise every day.

The global financial challenges we've all seen, especially with the changes in the investment environment, have only served to re-energize my enthusiasm as CEO of this company. I wouldn't trade places with any other CEO in the world. I want to personally thank you, our shareholders, for supporting Aflac and helping establish and maintain a strong foundation for our company.

Daniel P. Amos
Chairman and
Chief Executive Officer

Q What were your greatest challenges in 2011?

A *Our greatest challenges in 2011 were twofold. The first challenge was determining how the natural disaster in Japan would affect us. Following the events in March 2011, we said we believed Aflac Japan would still achieve its sales objective, and we significantly exceeded it! Our second challenge was managing our investments in this volatile low-interest-rate environment, and we're making progress as we continue our vision to be a world-class investment organization.*

Q Do you think Aflac has finished its proactive investment portfolio derisking?

A *Enhancing the quality of our investment portfolio is an ongoing process because financial markets and the health of the world economy continue to evolve. For example, last year alone, we made tremendous progress in reducing our positions in peripheral European holdings. In addition, we're creating long-term strategic plans to further diversify and improve the quality of our investment portfolio. In good times and challenging times, we continue to evaluate our holdings in light of the economic climate. I don't see this having a finite end due to the continually changing environment.*







Aflac Group Insurance in Columbia, South Carolina, kicks off 2012 with a visit from Chairman and CEO Dan Amos, who commends them on their tremendous growth and success over the past two years. Aflac's acquisition of Aflac Group in October 2009 expanded our product portfolio to include voluntary group insurance products on top of the individually issued products we've offered since 1955. Since then, Aflac has continued to leverage our brand and broaden the appeal of our products to consumers throughout the United States.

Q What do you think is your greatest challenge over the next couple of years?

A *We are continually looking for ways to strengthen Aflac's earnings while protecting our policyholders. Over the next couple of years, we'll focus a great deal of our efforts on our investment strategies and tactics to improve the quality of our investment portfolio and increase diversification while reducing risk. Our focus will remain on investing in assets that best align with the characteristics of our products to enable us to earn competitive returns while fulfilling the promise we've made to our policyholders.*

Q How do you view the business units currently?

A *Traditionally, I've viewed Aflac Japan and Aflac U.S. as our two business units, providing our premium income cash flow. I've come to view our investment function as our third business unit, especially since the financial crisis, as this function is responsible for investing our policyholder funds that generate investment income. From a revenue and profitability standpoint, income from investments is just as critical to our success as the premium income generated by Aflac U.S. and Aflac Japan. We are currently in the process of enhancing our investment unit to ensure that we have a world-class investment division that enhances our ability to meet the needs of our policyholders and shareholders..*

Q What makes the Aflac Duck so remarkable, and why do you think he has become such a household name?

A *He's even amazed me – I've been astounded with his success in both the United States and Japan. His popularity transcends the Pacific Ocean and has catapulted us to a whole new level of corporate responsibility where nine out of ten people know who we are in both countries. He has also come to symbolize our philanthropic activities. I think the Aflac Duck is lovable and direct. If you notice in our U.S. commercials, people don't listen to the Aflac Duck, which sometimes frustrates him. Many people can easily identify with that. In Japan, the Aflac Duck has a gentler personality, but in both countries, the Aflac Duck has opened doors for us that were previously closed.*

Q *How has your role as CEO changed over the years?*

A *Well, it's not too typical to see a tenure of 22 years for a CEO. Over those two-plus decades, I would say that the biggest change is that the focus isn't just on sales anymore; it's also on investments. This has prompted me*

to examine our business from an increasingly international perspective. For example, take the financial crisis in Europe. We do have European investment holdings, but even if we didn't, we would have still been affected because the world is increasingly interconnected. Also, it's stunning how fast things are changing, between the duration of the life of a particular product to technology. Our ability to exchange information faster has changed everything we do, and we've moved from a totally paper company when I came in, to an almost paperless company.

and their families through the Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta and Aflac Japan's Parents House. So the chance to make the world a better place is truly the best part of what I do.

Q Having achieved long-term success, how do you take Aflac's success to the next level?

A *First, never get complacent; I want to keep reaching in every category. We will also continue to focus on being more efficient. Keeping your operating expense ratio very low allows you to give the best return to customers, which should ultimately drive profits for you, our shareholders.*











Q As CEO, what has been your biggest accomplishment?

A *My biggest accomplishment has been being part of something bigger than me, through Aflac: helping people in their time of need. First and foremost, Aflac is in the business of paying claims to our policyholders. Each year, we pay billions of dollars in claims to policyholders when they need it most, and at the same time, provide long-term value to shareholders. The opportunity we provide for our employees and sales distribution system to make a good living is very satisfying. From a philanthropic standpoint, Aflac has been able to help so many children*

Q What are a few of the things that being CEO has taught you?

A *Patience. Sometimes things don't happen as fast as one would like, but as CEO it's important that I remain focused and in tune with what's going on, and continue to maintain a level of patience and perseverance in the process.*



$5.97
5.34
4.59
3.76
3.29
2.93
2.56
2.15
1.78
1.51
02
03
04
05
06
07
08
09
10
11

EARNINGS PER DILUTED SHARE

Net and operating earnings per diluted share benefited from record operating results. In 2011, we achieved our primary financial target, growth in operating earnings per diluted share, excluding the impact of the yen, for the 22nd consecutive year. Operating earnings is an internal financial measure we use to assess management's performance. Aflac defines operating earnings as the profits derived from operations before realized investment gains and losses from securities transactions, impairments, and derivative and hedging activities, as well as nonrecurring items.

Net Earnings Per Diluted Share

Operating Earnings Per Diluted Share*

*Excludes impact of the yen

TOTAL REVENUES
(In billions)

Total revenues rose 6.9% to a record $22.2 billion in 2011, benefiting from strong sales through banks in Japan and a stronger yen/dollar exchange rate.



$22.2
20.7
18.3
16.6
15.4
14.4
14.6
13.3
11.4
10.3
U.S.
Japan
02 03 04 05 06 07 08 09 10 11

NET INVESTMENT INCOME
(In billions)

Net investment income increased 9.1% to a record $3.3 billion.



$3.3
3.0
2.8
2.6
2.3
2.2
2.1
2.0
1.8
1.6
U.S.
Japan
02 03 04 05 06 07 08 09 10 11

PREMIUM INCOME
(In billions)

Premium income rose 12.7% in 2011, benefiting from improved persistency and strong sales through banks in Japan and a stronger average yen/dollar exchange rate.



$20.4
18.1
16.6
14.9
13.0
12.3
12.0
11.3
9.9
8.6
U.S.
Japan
02 03 04 05 06 07 08 09 10 11


$117.1
101.0
84.1
79.3
65.8
59.3
56.4
59.8
51.0
45.1
02
03
04
05
06
07
08
09
10
11
U.S.
Japan

TOTAL ASSETS
(In billions)

Total assets were $117.1 billion at the end of 2011, benefiting from increased cash flows and a stronger yen/dollar exchange rate.


$103.5
88.2
73.2
68.6
57.1
52.0
49.0
52.0
44.1
39.1
02
03
04
05
06
07
08
09
10
11
U.S.
Japan

TOTAL INVESTMENTS AND CASH
(In billions)

Aflac's total investments and cash rose 17.3% to $103.5 billion at the end of 2011, benefiting from increased cash flows and a stronger yen/dollar exchange rate.


$13.7
12.1
11.3
10.5
9.3
9.0
8.9
8.5
7.5
6.6
02
03
04
05
06
07
08
09
10
11
U.S.
Japan

BENEFITS AND CLAIMS
(In billions)

Aflac paid or provided for $13.7 billion in benefits for insureds in 2011.

Aflac Japan

Resilience in Recovery

Aflac Japan has a track record of overcoming great adversity, and 2011 exemplifies perhaps one of the most remarkable representations of this. Clearly, the earthquake and tsunami on March 11, 2011, and the nuclear situation that followed, presented Japan with one of the biggest crises it has ever faced.

The whole world watched helplessly through television and social media sites as devastating pictures surfaced and news coverage of the catastrophic events unfolded. The natural disaster, and the nuclear crisis that followed, shook millions of Japanese citizens to the core and certainly tested their resolve. Despite the sheer magnitude of the crisis, Aflac Japan remained operational, upholding our promise to be there for policyholders during their time of need. In the wake of this incredibly difficult situation, Japanese citizens pressed on with resilience, and life is moving forward as the country continues to restore, rebuild and recover.

In addition to overcoming the devastation in 2011, Aflac Japan faced difficult sales comparisons from the prior year. In fact, 2010 had been by far the best year we ever had for Aflac Japan sales. So as we entered 2011, it was unthinkable that Aflac Japan could generate another significant annual sales increase—yet that's exactly what happened. In 2011 Aflac Japan produced solid financial results—and an all-time sales production record! Aflac Japan generated an 18.6% sales increase, surpassing our sales target for the third year in a row. Our outstanding 2011 sales growth was a particularly significant accomplishment for Aflac Japan and exemplified Aflac Japan's earnest efforts and ability to manage through adversity.

From a distribution standpoint, in 2011 our sales were significantly influenced by accelerated sales activities within the bank channel and continued a strong growth trend throughout the year. In terms of the product side of our strategy, Aflac Japan enhanced its portfolio of products that responds to the wants and needs of consumers and distribution channels. In addition, Aflac Japan has honed its ability to take the Aflac Duck and create separate and unique characters to market specific products. Moreover, Aflac Japan remained the number one seller of cancer and medical insurance policies in Japan.

Since the bank channel opened up in December 2007, banks like AWA Bank Ltd., a regional Japanese bank founded in the Tokushima prefecture in 1896, have experienced great success in selling Aflac products, and 2011 was no exception. AWA Bank provides a broad portfolio of financial solutions that correspond to customer needs and their life plans. AWA Bank leverages its 98 branch network in Tokushima and other regions in Japan to sell two popular Aflac products: WAYS, Aflac's unique hybrid whole-life product, and EVER, Aflac Japan's medical product.


WAYS

"I experienced great anxiety about my illness and I had a hard time while in the hospital. However, Aflac's hospitalization benefit plan made me feel secure. Thank you." - policyholder from Hyogo, Japan

Bank sales have dramatically exceeded our expectations, due, in large part, to the tremendous popularity of WAYS. In November 2011, AWA Bank opened a new branch specializing in insurance and loan products. This new branch is conveniently located within a shopping mall and was designed to appeal to those customers anticipating an experience resembling the look and feel of a retail store. Ten insurance specialists from various districts gathered at this new branch to share ideas and strategies on consultative sales of insurance products, including WAYS, as well as ideas on how to train their respective sales teams. Many customers find WAYS attractive because its diverse options offer future flexibility at retirement age.



THE IMPACT OF THE YEN/DOLLAR EXCHANGE RATE

Aflac Japan collects premiums in yen, pays benefits and expenses in yen, and primarily holds yen-denominated assets to support yen-denominated liabilities. With the exception of a limited number of transactions, we do not convert yen into dollars. Therefore, currency changes do not have a material effect on Aflac in economic terms. However, for financial reporting purposes, we translate Aflac Japan's income statement from yen into dollars using an average exchange rate, which does influence our reported financial results in dollar terms. Translating Aflac Japan's results from yen into dollars means that growth rates are magnified in dollar terms when the yen strengthens against the dollar, compared with the preceding year. During 2011, the yen averaged 79.73 to the dollar, or 10.0% stronger than the average of 87.69 in 2010, enhancing our reported results in dollar terms.

YEN/DOLLAR EXCHANGE RATE
(Average Closing Rates)

During 2011, the average yen/dollar exchange rate strengthened 10.0%, which magnified Aflac Japan's growth rates in dollar terms.


¥130
120
110
100
90
80
70
02
03
04
05
06
07
08
09
10
11

Source: Bloomberg ©

2011 FINANCIAL HIGHLIGHTS IN YEN

- Premium income rose 5.4% to ¥1.25 trillion, compared with ¥1.18 trillion in 2010.
- Total revenues increased 4.5% to ¥1.46 trillion, compared with ¥1.40 trillion in 2010.
- Pretax operating earnings rose 6.8% to ¥307.6 billion in 2011, compared with ¥287.9 billion in 2010.

2011 FINANCIAL HIGHLIGHTS IN DOLLARS

- Premium income rose 15.8% to $15.6 billion, up from $13.5 billion in 2010.
- Total revenues were up 14.9% to $18.4 billion, compared with $16.0 billion in 2010.
- Pretax operating earnings increased 17.5% to $3.9 billion from $3.3 billion in 2010.

不安いっぱい辛い入院生活でしたが、入院給付金をいただき、心より安心しております。ありがとうございました。（兵庫県のご契約者）

THE BANK CHANNEL SOARS TO NEW HEIGHTS

- Sales of Aflac products through banks increased 133.9% over 2010.
- Aflac Japan was represented by 370 banks at the end of 2011, or more than 90% of the total number of banks in Japan.
- While there are still further sales opportunities in this market, growth is unlikely to be as rapid as it has been in recent years.

TRADITIONAL SALES CHANNELS AND STRATEGIC ALLIANCES

- Aflac Japan recruited approximately 5,000 new sales agencies, up 3.8% over 2010.
- Aflac Japan was represented by more than 19,700 sales agencies at the end of 2011, equating to more than 120,700 licensed sales associates employed by those agencies.
- Dai-ichi Life: In 2001, we began a partnership with Dai-ichi Life, and since that time, this alliance has been very successful, selling approximately 81,700 of our market-leading cancer policies in 2011.

AFLAC JAPAN'S PRODUCTS:

Japan's product portfolio has expanded beyond traditional health-related products to better serve Japanese consumers and our growing distribution channels. Aflac develops relevant products and sells them through expanding distribution channels, which yield new accounts and customers. In remaining focused and disciplined with this strategy, in 2011 we gained greater access to potential customers.

PRODUCT NEED: Japan's population is covered by a compulsory and universal health care insurance system. While the system provides some level of coverage for its citizens, it does not cover all of its citizens' expenses. Over the last three decades, Japanese consumers have been required to pay more out of their own pockets toward their health care. When we entered Japan in 1974, most citizens paid no copayments, and now most pay 30% of all medical costs. This steep hike is largely due to Japan's aging population, declining birthrate and the burden of medical expenses that may further increase if receiving treatment from state-of-the-art medical advances that are not covered by the national health care insurance system.

Aflac Japan's product development team continually researches financial burdens Japanese consumers face and how to present them to potential policyholders. These findings equip Aflac Japan with valuable information to create innovative and customized products along with benefits that respond to the specific needs of consumers and the distribution channels that sell to them.



Awa Bank, a bank valued by people and businesses in its region, will continue to offer a wide array of financial solutions best suited to customer needs.


AWA BANK
Aflac

"After I filed my claim, I was surprised that the payment was so quick. Because of the insurance, I am able to go through treatment with ease." – policyholder from Hyogo, Japan

AFLAC JAPAN PRODUCTS

INCOME-LOSS PROTECTION	ASSET-LOSS PROTECTION	SUPPLEMENTAL MEDICAL
▸ Life •Term •Whole •Hybrid (WAYS) ▸ Fixed Annuity ▸ Child Endowment	▸ Cancer ▸ Care ▸ Life •Hybrid (WAYS)	▸ Medical (fixed-benefit) ▸ Life •Hybrid (WAYS)

PILLAR PRODUCTS: MEDICAL AND CANCER INSURANCE

It's important to remember that the foundation of our product portfolio has been, and continues to be, cancer and medical insurance products. In 2011, we maintained our position as the number one seller of medical and cancer products in Japan, which affirms Aflac's reputation as a strong product innovator and trusted brand.

Building from this solid foundation, we continue to update our two pillar products and leverage our branding, administrative efficiency, and distribution to grow our product offerings and meet the evolving needs of consumers.

Medical Products:

In early 2002, we introduced EVER, a stand-alone, whole-life medical product. Following the introduction of EVER, Aflac became the number one seller of medical insurance in Japan. Since then, we have continued to create variations of EVER to appeal to new market segments and achieve greater market penetration. In 2009, we revised our medical products and a new generation of our EVER product was introduced with enhanced surgical benefits and gender-specific premium rates. In June 2010, we launched an enhanced version of Gentle EVER, our non-standard medical product that was originally introduced in 2007, for consumers who cannot qualify for our popular New EVER policy. Most recently, in January 2012, we further strengthened our medical portfolio and upgraded our New EVER product, improving it to include even more advanced medical treatment options than its predecessor. We will continue to update our products to better reflect changes in current medical treatments and to further identify opportunities to respond to the needs of consumers.

Cancer Products:

In September 2007, we introduced Cancer Forte, the first major product revision we have made to our base cancer policy since 2001. In June 2010, we introduced Corsage, a new female-specific cancer rider to appeal to younger Japanese females. In March 2011, we introduced DAYS, our new base cancer policy and DAYS PLUS, which upgrades older cancer policies. DAYS replaces Cancer Forte, most notably with enhanced outpatient and anticancer medication benefits.

Ordinary Life Products

In December 2007, banks were permitted to sell the traditional health-related products that Aflac offers to its customers for the first time. As the bank channel has become a larger contributor to sales, Aflac Japan has also been enhancing its product portfolio to better meet the needs of banks.

Ordinary life products, including child endowment and WAYS, contributed about half to new sales in 2011 as a result of success through the banks. WAYS was the primary driver of Aflac Japan's remarkable sales growth in 2011. This unique hybrid whole-life product can be converted to a fixed annuity, medical coverage or nursing care benefits when the policyholder reaches a predetermined age. The appeal of WAYS to banks and consumers resulted in its phenomenal growth story.

請求から振り込みまでが早く驚きました。このお蔭で、治療を安心して受けることができました。(兵庫県のご契約者)



Many consumers like to purchase insurance through retail insurance locations called service shops where policyholders can meet with Aflac sales associates for face-to-face consultations to determine possible insurance needs. At this Aflac service shop in Marunouchi, a commercial district of Tokyo, an Aflac Japan sales agent helps assess the insurance needs of a potential policyholder.



Ikebana is the traditional Japanese art of beautifully arranging cut stems, leaves and flowers. **Rina Hayashi** (far left) and **Mai Ito** (far right) are employees of Aflac Japan who take part in the company's ikebana employee club, led by an instructor (center). Providing opportunities to take part in dozens of employee clubs is one of the reasons Aflac Japan employees ♥ Aflac!

Aflac is a company with a heart.
When a child is diagnosed with cancer or other serious medical conditions, he or she must often travel to Tokyo or Osaka from other parts of Japan to receive ongoing treatment in their arduous journey back to health. Founded in 2001, the first Aflac Parents House has provided cheerful and spacious accommodations where these pediatric patients and their families can stay together in a home-away from-home environment while they battle cancer or another disease. **Mr. Kohsuke Yamashita** (right) is the chairman of the Children's Cancer Association of Japan, a nonprofit organization that supports various initiatives to help children battling cancer. The driving force behind fundraising efforts for the Aflac Parents House is Aflac Japan's sales force, which is represented by **Mr. Yutaka Matsunami** (left), president of Total Insurance Service Limited. Through generous donations from Aflac Japan's sales agents and employees, two Aflac Parents House locations in Tokyo and one in Osaka have helped thousands of children battling serious diseases, including cancer, and the families that support them. About his involvement in the Aflac Parents House, Mr. Matsunami said, "Because cancer relates to our business, the more than 19,700 sales agents in our association have become even more involved and united on a business and a personal level in the fight against cancer and other pediatric diseases. Joining forces on a cause of this magnitude is quite unique in the insurance industry, and each person who participates feels fortunate to be part of this worthwhile cause."


Afl

"I never imagined that cancer treatment required so many payments. In my heart, I realized that I was lucky to have insurance. Thank you, Aflac, for your continuous support in the future." - policyholder from Hiroshima, Japan

AFLAC JAPAN - KEY OPERATIONAL METRICS

	Total Policies and Riders in Force*	Annualized Premiums in Force**	New Annualized Premiums**	Total Number of Agencies***	Total Number of Banks Representing Aflac****
2011	**32,749**	**¥1,343,663**	**¥161,033**	**20,146**	**370**
2010	31,665	1,255,600	135,813	19,982	364
2009	29,934	1,200,437	122,345	19,635	353
2008	29,020	1,161,662	114,692	18,882	329
2007	28,443	1,125,561	114,636	18,461	261
2006	27,334	1,083,127	117,455	18,432	242
2005	26,014	1,027,762	128,784	17,960	231
2004	24,477	961,895	122,525	16,410	229
2003	23,097	900,251	121,170	14,643	233
2002	21,867	834,424	108,320	12,056	237

* In thousands
** In millions
*** Includes 370 banks
**** Limited bank deregulation occurred in October 2002, and full bank deregulation occurred in December 2007

ADMINISTRATIVE EFFICIENCY

Technology has long been the essence of what is perhaps Aflac Japan's most significant competitive strength—administrative efficiency. At Aflac Japan, the number of policies in force per administrative employee is much larger than that of every other life insurance company operating in Japan. This efficiency allows us to give consumers quality products at affordable prices while compensating our sales force with competitive commissions.

LOOKING TO THE FUTURE

As Japan continues to deal with a strained financial system, rising medical expenses, an aging population and a declining birthrate, it is likely that the already-stressed national health care system will come under more financial pressure in the future. This is only exacerbated by the fact that additional funds are needed to rebuild following the natural disaster Japan faced. We believe Japanese citizens, whose medical costs have already increased, will continue to look for solutions to protect their physical and financial well-being. As we design our product and distribution initiatives for the future, we believe the competitive strengths that have driven Aflac Japan's success in 2011 will continue to benefit us in the future.



Aflac Blue Duck

To promote DAYS, the new base cancer policy, in 2011 Aflac Japan created Blue Duck, an Aflac Duck character that plays off the bluebird. This new character is intended to help instill peace and happiness—feelings that are fleeting when someone is fighting cancer. The commercials for DAYS convey that once you've purchased this policy, you may not think about it unless you become a claimant, at which time the benefits it provides are very valuable. We have implemented a campaign that features two of our popular Aflac characters: the Maneki Neko Duck, which promotes EVER, and Blue Duck. Together, they convey the idea that EVER and DAYS products provide the greatest benefits to consumers when they are purchased together. By finding innovative ways to connect the Aflac Duck to Aflac products and the Japanese culture, Aflac Japan has captured the attention of Japanese citizens. In doing so, we have successfully strengthened our brand, achieving brand awareness around 97%.

がん治療がこれほどお金のかかることとは、思っておりませんでした。アフラックのがん保険に入っていて本当に良かったと実感しております。今後とも、宜しくお願いいたします。（広島県のご契約者）

Aflac U.S.

Aflac U.S. Sales Take Off!


I Aflac

2011 FINANCIAL HIGHLIGHTS:

- Premium income increased 3.4% to $4.7 billion, up from $4.6 billion in 2010.
- Total revenues were up 3.8% to $5.3 billion, increasing from $5.1 billion in 2010.
- Pretax operating earnings declined slightly by .8% to $917 million, compared with $924 million in 2010.

The longstanding goal and vision of Aflac U.S. is to be the leading provider of voluntary insurance in the United States—a position we've held for many years. Our 2011 sales results were consistent with that vision. The Aflac sales force overcame lingering economic challenges to generate a 6.8% increase in new annualized premium sales for the year, which exceeded our annual sales expectation of flat to 5% sales growth.

AFLAC PRODUCTS

We are committed to continually updating our products to ensure the benefits we offer are aligned with the needs of consumers. Our ability to accomplish this while controlling expenses has resulted in low operating expense ratios in the United States. This allows us to deliver excellent value to customers while paying high commissions to traditional sales agents and our growing broker distribution channel.

Following more than five decades where we focused on selling individually issued voluntary products, we are leveraging our market-leading status and the strong Aflac brand as we apply these strengths to the group products we began offering in 2009. The emphasis of our product portfolio remains squarely on the supplemental products we've offered for decades. The addition of group products has expanded our appeal and created sales opportunities with larger employers, brokers and our traditional sales agents.

Keeping our promise to our policyholders is paramount to our business. Our policies are designed to help protect our policyholders when they need it most. **Dawnn Johnson**, Aflac special projects coordinator (right), has been helping employees at RLJ Companies since 2006 obtain Aflac policies that best suit their needs and to file claims when a health event occurs. **Jerry Johnson**, vice president of RLJ Equity Partners, knows that he can rely on Dawnn, as well as Aflac policies, to help him during his time of need. He commented, "Aflac has given me peace of mind with the company's outstanding customer service, the overall quality of the corporation and its delivery mechanism. If you need the service it's quick, it's on time and hassle free."

〔訳〕アフラックは、かけ声だけでなく本当にやるべきこともやるし、期待以上のがんばりをしてくれます。必要とするときに私たちを守ってくれると言っていたのは本当でした。



AFLAC U.S. PRODUCTS

INCOME-LOSS PROTECTION	ASSET-LOSS PROTECTION	SUPPLEMENTAL MEDICAL
▸ Short-Term Disability ▸ Life •Term •Whole	▸ Accident ▸ Cancer ▸ Critical Illness ▸ Hospital Intensive Care	▸ Hospital Indemnity ▸ Dental ▸ Vision

Our sales and marketing areas synchronized their efforts to benefit our sales results. For example, in 2011, strategic, coordinated product pushes we call Smart Launches for our dental, critical care and recovery, and short-term disability policies contributed to strong sales, particularly for veteran agents selling to existing accounts.

Aflac voluntary products provide affordable insurance options to protect against income loss, asset loss and medical expenses. Our individual and group products provide options to supplement employers' existing benefit packages. Our expanded product portfolio of individual and group products gives more options and opportunities for our sales associates and brokers to offer more tailored coverage.

BUILDING RELATIONSHIPS THROUGH AFLAC'S GROWING DISTRIBUTION NETWORK

Since 1955, Aflac has been cultivating our distribution system to deliver products that offer valuable benefits consumers need. At the end of 2011, our unique distribution network was made up of approximately 74,800 licensed sales associates and brokers to sell our products.

Beyond expanding the size and capabilities of our traditional sales force, we remain excited about establishing and developing relationships with insurance brokers that typically handle the larger-case market. We anticipate that the appeal of our group products will continue to multiply our opportunities to connect with larger businesses and the employees who work there. We launched a new national insurance broker initiative to reach the largest brokers and non-enrollment firms in the U.S. To ensure that our products and services resonate with brokers in this category, we developed sales and marketing strategies brokers can use to complement and enhance the marketing methods they use to sell to their customers. Although this broker initiative is still in its early stage, our success through this channel fuels our excitement about the future growth potential for sales through this channel.

David Essary, vice president of consulting at Univers Workplace Solutions, has been working with worksite benefits solutions for nearly two decades. About his choice to do business with Aflac he said, "To me, working with Aflac is great because of Aflac's people. As an insurance broker, I like recommending Aflac because of the company's strong ethics and how Aflac always backs up the promises they make to policyholders and customers. I've built strong relationships with many businesses over the years, and when I recommend Aflac to my clients, they expect great things. Aflac has always lived up to and exceeded that expectation."

"Aflac not only 'talks the talk' but they 'walk the walk' and they go the 'extra mile.' Aflac said they would be there when we needed them and they were." – Stanley Bittman, KY

〔訳〕思い返してみても、アフラックの保険がなかったらどうしていたか…お金の心配をしないで、よくなることだけに専念できました。♥

EVERYBODY  THE AFLAC DUCK

There was no way we could have predicted it, but the Aflac Duck has become one of the most successful advertising campaigns ever. Since the Aflac Duck joined Aflac's sales team on New Year's Eve in 1999, he has appeared in more than 55 commercials that have taken him places no duck has previously gone. One of his more exciting endeavors in 2011 took him down the streets of the Big Apple as he made an appearance in the 85th Annual Macy's Thanksgiving Day Parade.

He shows no signs of slowing down in persistently promoting the protection Aflac products can provide. Thanks to the Aflac Duck's efforts, nine out of ten people recognize the Aflac brand. Through our commercials, consumers get a chance to see the Aflac Duck explore the world, usually managing to find himself in entertaining situations and predicaments. Undeterred, he continues his mission to help employers and consumers better understand how Aflac products work and how Aflac products offer the best competitive value proposition for consumers.



The beloved Aflac Duck sets out on another adventure in "Pigeon Rap," an entertaining advertisement that also conveys Aflac's overall message.



In 2011, the Aflac Duck made his first "huge" appearance at the 85th Macy's Thanksgiving Parade in New York. Since 2002, Aflac has partnered with Macy's to sell Aflac Holiday Ducks, with the proceeds from the sale of the ducks benefiting the Aflac Cancer Center and 40 different pediatric cancer hospitals nationwide.

AFLAC CANCER CENTER: PROTECTING KIDS FIGHTING CANCER

Our feathered friend has also taken on the important role as spokesduck for our national philanthropic focus: childhood cancer treatment and research. The team at the Aflac Cancer Center and Blood Disorders Service of Children's Healthcare of Atlanta is committed to providing a brighter future for children fighting cancer by continuing to deliver advanced medical treatment, family-centered care, a child-friendly environment and innovative research. Since 1995, the combined Aflac family has given more than $70 million to the Aflac Cancer Center—a national leader among childhood cancer, hematology, and blood and marrow transplant programs that serves infants through young adults. Our relationship with the Aflac Cancer Center has drawn in every level of the Aflac family from our sales force to our employees, managers, officers and board of directors. The common goal of fighting childhood cancer has transformed our culture and brought us together as a team.

Recognized as one of the top childhood cancer centers in the country by *U.S. News & World Report*, the Aflac Cancer Center treats more than 370 new cancer patients each year and provides follow-up support to more than 2,500 former patients with sickle cell disease, hemophilia and other blood disorders. The Aflac Cancer Center is made up of three hospital campuses with nationally renowned physicians and researchers, in addition to a world-class family support team consisting of child life specialists, social workers, chaplains and teachers—all of whom support the whole child and the child's family.

CAPITALIZING ON TECHNOLOGY

Effectively employing new technologies allows us to improve our products, expand our distribution, and allocate more resources to marketing. We continue to improve the functionality and versatility of SNG®, our unique laptop-based enrollment system formerly called SmartApp®, with updates that accommodate broker needs and empower our sales associates for success. We also are always looking for ways to leverage technology to enable our sales force for success. For example, in December 2010, we launched an industry-first LaunchPad tablet business productivity application on the iPad®. This platform-neutral presentation technology is the ultimate all-in-one sales, marketing and administrative technology device that allows sales associates and brokers to effectively and efficiently manage most aspects of their business in real time from a virtual office. Features include the ability to create customized sales presentations and check claims, and to send marketing materials.

AFLAC U.S. – KEY OPERATIONAL METRICS

	Policies and Certificates in Force*	Annualized Premiums in Force**	Total New Annualized Premiums**	Licensed Sales Associates and Brokers
2011	**11,732**	**$5,188**	**$1,476**	**74,802**
2010	11,436	4,973	1,382	72,535
2009	11,688	4,956	1,453	75,315
2008	11,437	4,789	1,551	74,390
2007	11,116	4,510	1,558	71,258
2006	10,519	4,101	1,423	68,394
2005	9,884	3,711	1,259	63,008
2004	9,341	3,374	1,186	58,992
2003	8,805	3,043	1,128	57,493
2002	8,077	2,674	1,070	53,149

* In thousands
** In millions

The Aflac Cancer and Blood Disorders Center provides a nurturing environment of hope for children and young adults battling cancer and blood disorders, as well as their families. At the state-of-the-art facilities, pediatric-trained staff members provide a unique and comprehensive course of treatment, both clinically and emotionally, to help children and their families throughout their journey to recovery. The Aflac Cancer Center is recognized as one of the top childhood cancer centers by *U.S. News & World Report*. Pictured, **Dr. William G. Woods**, Director of the Aflac Cancer Center, visits with **Robert Hart**, **Darby Farnsworth**, **Kenneth Stewart III**, **Myles Horton** and **Breanna Campbell**. These five courageous patients reflect only a few of the thousands who count on the expert care and compassionate staff at the Aflac Cancer Center.

OUTLOOK FOR AFLAC U.S.

We believe that Aflac is well-positioned to capitalize on the market opportunities that lie ahead. Aflac remains committed to providing relevant, valuable and affordable benefits that make a difference in our policyholders' lives. We stand out from competitors by upholding our promise to protect those we insure when they need us most by paying claims promptly. Our large and growing sales force made up of traditional agents and brokers is striving to reach the tens of millions of consumers who can benefit from our competitively priced insurance protection.



ooking back, I do not know what we would have done without the help of this Aflac policy...it allowed us to focus on recovery instead of worrying about our finances." – Kim Hastings, MI

For the Year (In millions, except for share and per-share amounts)		2011	2010	2009	2008
Revenues:					
Premiums, principally supplemental health insurance		**$ 20,362**	$ 18,073	$16,621	$14,947
Net investment income		**3,280**	3,007	2,765	2,578
Realized investment gains (losses)		**(1,552)**	(422)	(1,212)	(1,007)
Other income		**81**	74	80	36
Total revenues		**22,171**	20,732	18,254	16,554
Benefits and expenses:					
Benefits and claims		**13,749**	12,106	11,308	10,499
Expenses		**5,430**	5,041	4,711	4,141
Total benefits and expenses		**19,179**	17,147	16,019	14,640
Pretax earnings		**2,992**	3,585	2,235	1,914
Income taxes		**1,028**	1,241	738	660
Net earnings		**$ 1,964**	$ 2,344	$ 1,497	$ 1,254
Share and Per-Share Amounts					
Net earnings (basic)		**$ 4.21**	$ 5.00	$ 3.21	$ 2.65
Net earnings (diluted)		**4.18**	4.95	3.19	2.62
Items impacting net earnings per diluted share, net of tax:					
Realized investment gains (losses):					
Securities transactions and impairments		**$ (1.81)**	$ (.58)	$ (1.67)	$ (1.37)
Derivatives and hedging*		**(.34)**	–	(.01)	–
Nonrecurring items		**–**	–	.02	–
Foreign currency translation**		**.36**	.19	.26	.23
Cash dividends paid		**$ 1.23**	$ 1.14	$ 1.12	$ .96
Shareholders' equity		**28.96**	23.54	17.96	14.23
Weighted-average common shares used to calculate basic EPS (In thousands)		**466,519**	469,038	466,552	473,405
Weighted-average common shares used to calculate diluted EPS (In thousands)		**469,370**	473,085	469,063	478,815
At Year-end					
Assets:					
Investments and cash		**$ 103,462**	$ 88,230	$73,192	$68,550
Other		**13,640**	12,809	10,914	10,781
Total assets		**$ 117,102**	$101,039	$84,106	$79,331
Liabilities and shareholders' equity:					
Policy liabilities		**$ 94,593**	$ 82,456	$69,245	$66,219
Notes payable		**3,285**	3,038	2,599	1,721
Income taxes		**2,613**	1,969	1,653	1,201
Other liabilities		**3,105**	2,520	2,192	3,551
Shareholders' equity		**13,506**	11,056	8,417	6,639
Total liabilities and shareholders' equity		**$ 117,102**	$101,039	$84,106	$79,331
Supplemental Data					
Stock price range:	High	**$ 59.54**	$ 58.31	$ 47.75	$ 68.81
	Low	**31.25**	39.91	10.83	29.68
	Close	**43.26**	56.43	46.25	45.84
Yen/dollar exchange rate at year-end		**¥ 77.74**	¥ 81.49	¥ 92.10	¥ 91.03
Weighted-average yen/dollar exchange rate for the year		**79.73**	87.69	93.49	103.46

*Derivatives and hedging includes impact from ASC 815 for all years presented prior to 2011

**Translation effect on Aflac Japan's results and Parent Company yen-denominated interest expense

Amounts in 2001 through 2004 have been adjusted for adoption of SFAS 123R on January 1, 2005

2007	2006	2005	2004	2003	2002	2001
$ 12,973	$ 12,314	$ 11,990	$ 11,302	$ 9,921	$ 8,595	$ 8,061
2,333	2,171	2,071	1,957	1,787	1,614	1,550
28	79	262	(12)	(301)	(14)	(31)
59	52	40	34	40	62	18
15,393	14,616	14,363	13,281	11,447	10,257	9,598
9,285	9,016	8,890	8,482	7,529	6,589	6,303
3,609	3,336	3,247	3,026	2,720	2,445	2,248
12,894	12,352	12,137	11,508	10,249	9,034	8,551
2,499	2,264	2,226	1,773	1,198	1,223	1,047
865	781	743	507	430	438	393
$ 1,634	$ 1,483	$ 1,483	$ 1,266	$ 768	$ 785	$ 654
$ 3.35	$ 2.99	$ 2.96	$ 2.49	$ 1.50	$ 1.52	$ 1.25
3.31	2.95	2.92	2.45	1.47	1.49	1.22
$ .04	$ .10	$ .33	$ (.01)	$ (.37)	$ (.03)	$ (.06)
–	–	(.02)	(.03)	–	.07	–
–	–	.07	.26	–	(.05)	–
(.02)	(.08)	(.02)	.08	.06	(.02)	(.07)
$ .80	$ .55	$ .44	$ .38	$ .30	$ .23	$ .19
18.08	16.93	15.89	15.04	13.04	12.43	10.40
487,869	495,614	500,939	507,333	513,220	517,541	525,098
493,971	501,827	507,704	516,421	522,138	528,326	537,383
$ 57,056	$ 51,972	$ 48,989	$ 51,955	$44,050	$ 39,147	$32,792
8,749	7,833	7,372	7,371	6,914	5,911	5,068
$ 65,805	$ 59,805	$ 56,361	$ 59,326	$50,964	$ 45,058	$37,860
$ 50,676	$ 45,440	$ 42,329	$ 43,556	$39,240	$ 32,726	$27,592
1,465	1,426	1,395	1,429	1,409	1,312	1,207
2,531	2,462	2,577	2,445	2,187	2,362	2,090
2,338	2,136	2,133	4,320	1,480	2,262	1,545
8,795	8,341	7,927	7,576	6,648	6,396	5,426
$ 65,805	$ 59,805	$ 56,361	$ 59,326	$50,964	$ 45,058	$37,860
$ 63.91	$ 49.40	$ 49.65	$ 42.60	$ 36.91	$ 33.45	$ 36.10
45.18	41.63	35.50	33.85	28.00	23.10	23.00
62.63	46.00	46.42	39.84	36.18	30.12	24.56
¥ 114.15	¥ 119.11	¥ 118.07	¥ 104.21	¥107.13	¥ 119.90	¥131.95
117.93	116.31	109.88	108.26	115.95	125.15	121.54

AFLAC INCORPORATED INVESTMENT SUMMARY

INVESTMENT PORTFOLIO BACKGROUND

Our investment portfolio fortifies the most important promise Aflac makes to policyholders—to protect them when they need us most by paying claims, and paying them promptly.

We primarily invest for the long term, and the strong cash flows from our persistent book of business give us the ability to continue to invest from this perspective. Historically, our product needs and liability profile have been key drivers to our asset strategy. Our goal is to have a portfolio matched by duration and currency.

- In Japan, our products are yen-denominated, long-dated and have high persistency, thus yielding long-duration liabilities.
- Our U.S. investments and policy liabilities are dollar-denominated and have shorter durations.

CHANGING GLOBAL INVESTMENT ENVIRONMENT

Because the vast majority of our policies are in Japan, we're predominantly invested in yen-denominated assets around the world, including Europe. Virtually all of our investments in Europe are yen-denominated. As the financial crisis that began at the end of 2008 transformed the investment landscape for all insurers around the world, we began to take action to reduce our exposure to Europe to enhance the credit quality of our investment portfolio.

ENHANCING CREDIT QUALITY

Over the last several years, we have been reducing our exposure to Europe, especially the peripheral Eurozone countries of Portugal, Italy, Ireland, Greece and Spain.

From January 2008 to the end of 2011 we:

- Dramatically reduced our exposure to sovereign and financial investments in the peripheral Eurozone countries from 5.9% to 2.2% of total investments and cash.
- Lowered our investments in perpetual securities by more than half, going from 14.7% to 6.8% of total investments and cash. None of the perpetual securities we currently own are in peripheral Eurozone countries.
- We are not presently making any new investments in Europe and will continue to take actions to reduce our exposure to European debt as we pursue investment transactions that make financial sense in the evolving environment.


GEOGRAPHIC INVESTMENT EXPOSURE
(December 31, 2011, At Amortized Cost)
2.2%
11.0%
13.4%
34.4%
6.0%
7.9%
5.0%
15.3%
4.8%
Japan
Other Asia
US
Germany
UK
Peripheral Eurozone
Other Europe
Other
Cash
Total Investments and Cash - $101.5 Billion

Credit quality remains a central aspect of our investment approach. At year-end 2011, 94.4% of our debt and perpetual securities were investment grade.

SHAREHOLDERS' EQUITY

It's worth noting that while we have been actively and successfully reducing the risk in our portfolio, we have grown our shareholders' equity from $8.8 billion at year-end 2007 to $13.5 billion at December 31, 2011. We've also enhanced our risk management process while making investments in a new system to enable us to better evaluate market and credit risks in our portfolio.

INVESTMENT PORTFOLIO STRENGTH

Our overall portfolio is dominated by fixed-maturity securities. We have very limited exposure to residential, commercial and asset-backed securities. Excluding cash, perpetual securities comprised 6.9% of our total investments and we are taking steps to continue to reduce our exposure in this asset class. At the end of 2011, the percentage of our senior debt holdings increased from 79.5% at the end of 2010 to 86.2%.

GEOGRAPHIC INVESTMENT EXPOSURE

We diversify our large, fixed-income portfolio by geography and industry. The vast majority of our investments in Japan are in Japanese Government Bonds (JGBs). As an insurance company, we are mindful of the changing investment landscape and will invest in a way that is in the best interest of our stakeholders.

INVESTMENT OUTLOOK

As we look ahead, our goal is to continue to enhance the quality of our portfolio by expanding our portfolio's diversity and ultimately improving our returns while reducing risks to certain market cycles. For example, we plan on adding new asset classes to further diversify our portfolio. In addition, we plan on hiring third-party investment advisors to manage a portion of our overall assets and provide additional expertise to complement our asset strategies.

Our vision is to have a world-class investment organization that pays particular attention to the needs of the insurance operation through effective asset/liability matching and capital adequacy management, while also taking into account investment income needs. We will continue to invest in our human capital and technology, while improving our investment processes, which is in the best interest of all our stakeholders, including our policyholders.


CREDIT RATINGS ON DEBT AND PERPETUAL SECURITIES*
(December 31, 2011, At Amortized Cost)
5.6%
2.3%
19.5%
41.3%
31.3%
AAA
AA
A
BBB
BB or Lower
Total Debt Investment and Perpetual Securities - $99.3 Billion

*Virtually all our securities are rated by S&P, Moody's, and/or Fitch. For investment grade securities, our practice is to use the highest rating assigned by those agencies when the ratings differ. For split-rated securities, we supplement this process with internal analysis to determine whether the security will be classified as investment grade or below investment grade.

AFLAC'S TOTAL RETURN TO SHAREHOLDERS

In 2011, Aflac Incorporated marked the 29th consecutive year the company increased its annual dividend. Including reinvested cash dividends, Aflac's total return to shareholders declined 21.3% in 2011. Aflac's share price decreased 23.3% from the 2010 year-end price of $56.43 to the 2011 year-end price of $43.26. This compares with a total return decline of 20.7% for the S&P Life & Health Index, a 2.1% total return for the S&P 500, and an 8.4% return for the Dow Jones Industrial Average.

- Over the last five years, Aflac's total return to shareholders, including reinvested dividends, was 5.8%.
- Over the last 10 years, Aflac's total return to shareholders, including reinvested dividends, was 108.0%.

AFL SHAREHOLDER MIX*

Number of registered shareholders 86,700

Percentage of outstanding AFL shares owned by institutional investors . 63%

Percentage of outstanding AFL shares owned by individual investors. . . 37%

(includes director, employee and sales force ownership of approximately 4%)

*Approximate, as of 12/31/11

FIRST SHAREHOLDERS

Cost of 100 shares purchased in 1955 when Aflac was founded $1,110

Number of shares those 100 shares grew into (after 28 stock splits and/or stock dividends) . . . . 187,980 shares

Value at 12/31/11 (excluding dividends) . . . . $8.1 million

Dividends paid in 2011. . . . . $231,215

AFLAC FINANCIAL STRENGTH*

Standard & Poor's . . . . AA-

Moody's Investors Service Aa3

A.M. Best . . . . A+ (Superior)

Rating & Investment Information Inc. (R&I) . . . . AA-

*Ratings as of 3/1/12

Visit aflac.com and click on *Investors* to access the following:

- Your AFL account through af*linc*®
- Aflac's financial information
- A calendar of events
- Dividend reinvestment plan (DRIP) information

ANNUAL CASH DIVIDENDS PAID PER SHARE


$1.23
1.12
1.14
.96
.80
.55
.44
.38
.30
.23
02
03
04
05
06
07
08
09
10
11
Aflac has increased its annual dividend for 29 consecutive years. Total cash dividends paid in 2011 rose 7.9% over 2010.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*



Among Aflac Incorporated, the S&P 500 Index and the S&P Life & Health Insurance Index
Aflac Incorporated
S&P 500
S&P Life & Health Insurance
$160
140
120
100
80
60
40
20
0
2006
2007
2008
2009
2010
2011

*$100 invested on December 31, 2006, in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

COMPARISON OF TEN-YEAR CUMULATIVE TOTAL RETURN*

Among Aflac Incorporated, the S&P 500 Index and the S&P Life & Health Insurance Index

$300
250
200
150
100
50
0

2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Aflac Incorporated
S&P 500
S&P Life & Health Insurance

*$100 invested on December 31, 2001, in stock or index, including reinvestment of dividends. Fiscal year ending December 31.



Daniel P. Amos, 60, chairman and chief executive officer of Aflac and Aflac Incorporated, has been with the company full-time since 1973. He was named president of Aflac in 1983, chief operating officer in 1987, chief executive officer of Aflac Incorporated in 1990, and chairman in 2001. He has been a member of Aflac Incorporated's board since 1983.



John Shelby Amos II, 59, Alabama/West-Florida state sales coordinator for Aflac U.S., has served in a variety of sales positions with the company for the past 37 years. He was first elected to Aflac Incorporated's board in 1983.



Paul S. Amos II, 36, president of Aflac and chief operating officer of Aflac U.S., joined Aflac in 2002 as state sales coordinator of Georgia-North. He was promoted to executive vice president in 2005, assumed additional responsibilities as Aflac U.S. chief operating officer in 2006 and was promoted to his current position in 2007. He joined Aflac Incorporated's board in 2007.



Michael H. Armacost, 74, Shorenstein Distinguished Fellow at Stanford University's Asia-Pacific Research Center, retired in June 2002 as president and trustee of The Brookings Institution, a private nonpartisan organization devoted to public policy research. A former undersecretary of state for political affairs, Mr. Armacost was U.S. ambassador to Japan from 1989 to 1993. He joined Aflac Incorporated's board in 1994.



Kriss Cloninger III, 64, president, chief financial officer and treasurer of Aflac Incorporated, joined Aflac in 1992 as senior vice president and CFO after working with Aflac as a consulting actuary since 1977. He was named president of Aflac Incorporated and elected to its board in 2001.



Elizabeth Hudson, 62, executive vice president of communications for the National Geographic Society, previously held similar positions with iVillage, the Reader's Digest Association and NBC. She also was previously a director in Spencer Stuart's Media & Communication Practice. She joined Aflac Incorporated's board in 1990.



Douglas W. Johnson, 68, certified public accountant and retired Ernst & Young LLP audit partner, has spent the majority of his career auditing companies in the life, health and property/casualty segments of the insurance industry. He joined Aflac Incorporated's board in 2003.



Robert B. Johnson, 67, senior advisor, Porter Novelli PR, was formerly chairman and CEO of the One America Foundation (an organization that promotes dialogue and solidarity among Americans of all races). He previously served in President Clinton's White House as an assistant to the president and director of the president's initiative for One America. He has been on Aflac Incorporated's board since 2002.



Charles B. Knapp, 65, is the president emeritus of the University of Georgia. He retired in 2011 after six years as chairman of the board of the East Lake Foundation. Previously in his career he was a senior partner with the executive search firm Heidrick & Struggles and executive vice president of Tulane University. He joined Aflac Incorporated's board in 1990.



E. Stephen Purdom, M.D., 64, former executive vice president of insurance operations for Aflac U.S., served on the board of advisors for Emory University Medical School and as chief of staff at Doctors Hospital in Columbus, Georgia. He was first elected to Aflac Incorporated's board in 1987.



Barbara K. Rimer, Dr. PH, 63, alumni distinguished professor and dean of the University of North Carolina Gillings School of Global Public Health, was previously director of the Division of Cancer Control and Population Sciences at the National Cancer Institute. She is a former director of Cancer Control Research and professor of Community and Family Medicine at the Duke University School of Medicine and was elected to the Institute of Medicine in 2008. Most recently, Dr. Rimer was appointed chairman of the President's Cancer Panel. She joined Aflac Incorporated's board in 1995.



Marvin R. Schuster, 74, chairman of Schuster Enterprises Inc., which operates Burger King restaurants throughout the Southeast, is an emeritus member of the board of directors of Columbus Bank & Trust Company. He was elected to Aflac Incorporated's board in 2000.



D. Gary Thompson, 65, retired executive vice president of Wachovia Corporation and a retired chief executive officer of Georgia Banking, Wachovia Bank, N.A., is on the board of directors for Georgia Power Company, a subsidiary of the Southern Company, and was elected to Aflac Incorporated's board in 2005.



Robert L. Wright, 74, is chairman of FE Holdings, Inc., a company that has interests in motorsports, gaming, entertainment, real estate and lighting. He was previously chairman of both Dimensions International and Flight Explorer, and an associate administrator for the United States Small Business Administration. He was first elected to Aflac Incorporated's board in 1999.



Takuro Yoshida, 58, president of Nippon Tochi-Tatemono Co., Ltd., also served as executive vice president and operating officer of Nippon Tochi-Tatemono Co., Ltd., in 2009. From 2005 through early 2009, he served in various positions, including executive director, senior operating officer, central branch manager and operating officer of Mizuho Bank, Ltd., part of Mizuho Financial Group, Inc., which was formed in a merger between his former employer, Dai-ichi Kangyo Bank, Ltd., and two other banks. He held various positions at Dai-ichi Kangyo Bank, Ltd., which he joined in 1976. He was first elected to Aflac Incorporated's Board in 2010.

EXECUTIVE MANAGEMENT

Daniel P. Amos (see facing page)

Kriss Cloninger III (see facing page)

Paul S. Amos II (see facing page)



Susan R. Blanck, 45, executive vice president; corporate actuary, Aflac, and first senior vice president, Aflac Japan, joined Aflac's Actuarial Department in 1993. She has served in various leadership positions, including her promotion to executive vice president in 2011, senior vice president and deputy corporate actuary in 2004, corporate actuary in 2006, and the additional role of first senior vice president, Aflac Japan, in 2008. She is a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.



Kenneth S. Janke Jr., 53, executive vice president; deputy chief financial officer of Aflac Incorporated, joined Aflac Incorporated as manager of Investor Relations in 1985 and was promoted to senior vice president in 1993. In 2010, he was promoted to executive vice president; deputy chief financial officer of Aflac Incorporated. Since 2003, he has chaired Aflac's Disclosure Committee. Prior to joining Aflac, he served as director of Corporate Services for the National Association of Investors Corporation (NAIC).



Joey M. Loudermilk, 58, executive vice president; general counsel and corporate secretary, joined Aflac in 1983 as head of the Legal Department. He is also responsible for Aflac's Governmental Relations Department and is treasurer of Aflac Incorporated's political action committee.



Audrey Boone Tillman, 47,executive vice president; Corporate Services, joined Aflac in 1996 in the Legal Division. Her main areas of responsibility are Human Resources, Facilities, Corporate Learning, Health Services and the Environmental Coordination area. She previously served as a director-at-large for the Society for Human Resource Management (SHRM).



Teresa L. White, 45, executive vice president; chief administrative officer, joined Aflac in 1998. She has served in various leadership roles within Administration and Sales Support leading to her promotion to chief administrative officer in March 2008. Her current areas of responsibility include U.S. Internal Operations and various Sales Support functions. Teresa is an alumnus of Leadership Columbus, and is a Fellow of the Life Management Institute.



Eric M. Kirsch, 51, first senior vice president; global chief investment officer, joined Aflac in 2011 and is responsible for Aflac's global investment portfolio and investment teams. Prior to joining Aflac, he served as managing director and global head of insurance asset management at Goldman Sachs Asset Management. He also spent 27 combined years at Deutsche Asset Management (DeAM) and Bankers Trust Company, most recently serving as managing director and global head of insurance asset management. He is a Chartered Financial Analyst and former Chairman of the Stable Value Investment Association.



Tohru Tonoike, 61, president and chief operating officer of Aflac Japan, worked for Dai-ichi Kangyo Bank prior to joining Aflac Japan in February 2007. Dai-ichi Kangyo Bank later merged with two other banks to form the Mizuho Financial Group. In 2005 he became president and representative director of Dai-ichi Kangyo Asset Management Company, another division of the Mizuho Financial Group. He served on the Aflac Board of Directors from November 2004 through January 2007.



Charles D. Lake II, 50, chairman of Aflac Japan, joined Aflac in 1999. Prior to his current position, he served as vice president and president of Aflac Japan. Before joining Aflac, he was director of Japan Affairs at the office of the U.S. Trade Representative in the executive office of the president, and practiced law in Washington, D.C.



Koji Ariyoshi, 58, executive vice president; director of Sales and Marketing, Aflac Japan, joined Aflac as senior vice president responsible for sales planning in 2008. Since then, he has managed various departments, including Retail Marketing, Alliance Management and Hojinkai Promotion. He was promoted to his current position in January 2012. Before joining Aflac, he worked for Alico Japan as vice president and for AXA Life Insurance as senior vice president.



Hiroshi Yamauchi, 60, executive vice president, joined Aflac in 1976 and served in the Actuarial Department as section manager and assistant general manager. He was promoted to general manager in the Policy Maintenance Department in 1998 and to vice president in 1999, then to first senior vice president in 2002. He was promoted to his current position in January 2012.



Jun Isonaka, 54, first senior vice president; chief administrative officer of Aflac Japan, joined Aflac in 1980 and served as general manager in various marketing and sales departments from 1999 through 2001. He was promoted to vice president in 2002 and to senior vice president in January 2007. He became chief administrative officer in January 2010 and was promoted to his current position in January 2012.



Hisayuki Shinkai, 61, first senior vice president of Aflac Japan, joined the company in 1999 as general manager of the Public Relations Department and has served in various management capacities, including director of sales. Prior to joining Aflac Japan, he worked for Long Term Credit Bank of Japan, Ltd.

Affiliated Corporate Agency – Agency in Japan directly affiliated with a specific corporation that sells insurance policies primarily to its employees

Benefit Ratio – Incurred claims plus the change in reserves for future policy benefits, as a percentage of total revenues

Child Endowment Product – Insurance product traditionally used in Japan providing cash to help fund higher costs associated with a child entering high school and college in Japan

DAYS – Revised base cancer policy from Aflac Japan's portfolio that enhances outpatient and anticancer medication benefits

Derisking – A form of risk management that involves the activity or series of activities of reducing or lowering risk factors from a business

Earnings Per Basic Share – Net earnings divided by the weighted-average number of shares outstanding for the period

Earnings Per Diluted Share – Net earnings divided by the weighted-average number of shares outstanding for the period plus the weighted-average shares for the dilutive effect of share-based awards outstanding

Group Insurance – Insurance issued to a group, such as an employer or trade association, that covers employees or association members and their dependents through certificates of coverage

Individual Insurance – Insurance issued to an individual with the policy designed to cover that person and his or her dependents

In-force Policies – A count of policies that are active contracts at the end of a period

Net Investment Income – Interest and dividend income less investment related expenses

New Annualized Premium Sales – Annual premiums, on policies sold and incremental increases from policy conversions, collected over a 12-month period, assuming the policies remain in force

Operating Earnings Per Share – Profits per share derived from operations before realized investment gains and losses from securities transactions, impairments and derivative and hedging activities, as well as nonrecurring items

Perpetual Securities – Financial instruments that have characteristics of both stocks and bonds. These investments are subordinate to senior bonds, but rank higher than equities and generally rank higher than preferred stock. A perpetual security does not have a stated maturity date, but instead typically has what is sometimes referred to as an economic maturity. An *economic maturity* is a date at which a perpetual security is expected to be redeemed by the issuer

Persistency – Percentage of premiums remaining in force at the end of a period, usually one year. For example, 95% persistency would mean that 95% of the premiums in force at the beginning of the period were still in force at the end of the period

Premium Income – Revenues that an insurer receives as premiums paid by its customers for insurance products

Return on Average Invested Assets – Net investment income as a percentage of average cash and investments at amortized cost

Risk-based Capital (RBC) Ratio – Statutory adjusted capital divided by statutory required capital. This insurance ratio is based on rules prescribed by the National Association of Insurance Commissioners (NAIC) and provides an indication of the amount of statutory capital the insurance company maintains, relative to the inherent risks in the insurer's operations

Solvency Margin Ratio (SMR) – Solvency margin total divided by one half of the risk total. This insurance ratio is prescribed by the Japan Financial Services Agency and is used for all life insurance companies in Japan to measure the adequacy of the company's ability to pay policyholder claims in the event actual risks exceed expected levels

Split-rated Security – When one rating agency rates a security as investment grade while another agency rates the same security at below investment grade

Total Return to Shareholders – Appreciation of a shareholder's investment over a period of time, including reinvested cash dividends paid during that time

Voluntary Supplemental Insurance – Insurance policies designed to provide an extra layer of financial protection. For example, Aflac voluntary supplemental medical insurance provides cash benefits that insureds may direct toward medical or nonmedical expenses not covered by a major medical plan or universal health care insurance system

WAYS – Hybrid insurance product from Aflac Japan's portfolio that starts out as a whole-life policy, but allows a large portion of the life coverage to be converted to a fixed annuity, medical coverage or nursing care benefit at a predetermined age

Communicorp, Aflac's printing and communications subsidiary, has received Forest Stewardship Council (FSC) certification. This chain-of-custody certification is part of a not-for-profit organization program that brings people together to find solutions and reward good forest management.


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C007639

This 2011 Year in Review contains forward-looking statements based on expectations, estimates and projections as of the date of this report. These statements by their nature are subject to risks, uncertainties and assumptions, and are influenced by various factors. As a consequence, actual results may differ materially from those expressed in the forward-looking statements. Aflac undertakes no obligation to update such forward-looking statements. For more information, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Information" in Aflac's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

Contact Information

Aflac Worldwide Headquarters
1932 Wynnton Rd.
Columbus, GA 31999
tel: 706.323.3431
aflac.com

Shareholders in the U.S. with questions about individual stock accounts
tel: 706.596.3581
800.227.4756
Email: shareholder@aflac.com

Institutional investors with questions about the company
Robin Y. Wilkey
Senior Vice President,
Investor and Rating Agency Relations
tel: 706.596.3264 or 800.235.2667

Individual/retail shareholders with questions about the company
Mark Caldwell
Manager, Investor Relations
tel: 706.596.3264 or 800.235.2667

Information requests such as Form 10-K, quarterly earnings releases and other financial materials
Investor Relations
tel: 706.596.3264 or 800.235.2667

Policyholders/claimants
tel: 800.992.3522
(en Español, tel: 800.742.3522)

Aflac Japan
Shinjuku Mitsui Building
2-1-1, Nishishinjuku
Shinjuku-ku, Tokyo
163-0456, Japan
Ichiro Murakami
General Manager,
Aflac Japan Investor Relations
tel: 011.81.3.3344.0481
aflac.co.jp

NYSE: AFL


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Aflac Incorporated | 1932 Wynnton Road
Columbus, Georgia 31999